United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

VALE S.A. Listed Company CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 Praia de Botafogo, 186 Rio de Janeiro, RJ, 22250-145 www.vale.com MANAGEMENT PROPOSAL ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF 04/30/2020 Vale S.A. (“Vale” or “Company”) Management submits to its shareholders its proposal on the matters to be deliberated at the Extraordinary and Annual Shareholders’ Meetings, to be held on April 30, 2020, at 10:00 am, at the auditorium located at the address Praia de Botafogo no. 186, Rio de Janeiro, regarding the following matters on the agenda, under the terms proposed below (“Proposal”): Matters on the agenda of the Annual Shareholders’ Meeting ...............................3 1. Evaluation of the administration accounts, report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2019.3 2. Election of 12 members of the Board of Directors and their respective alternates who were elected by the multiple voting process at the Annual Shareholders’ Meeting on April 30, 2019 ........................................................ 4 3. Election of members of the Fiscal Council............................................. 8 4. Establishment of the global annual remuneration of the Company's managers and members of the Fiscal Council for the year 2020 ..................................... 9 Matters on the agenda of the Extraordinary Shareholders’ Meeting ..................12 4. Amendment and consequent restatement of Vale’s By-Laws to implement certain adjustments and improvements......................................................... 12 5. Incorporation of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A., wholly owned subsidiaries of Vale........................................................ 13 6. Incorporation of Minas da Serra Geral S.A., MSE - Serviços de Operacao, Manutenção e Montagens Ltda., Retiro Novo Reflorestamento Ltda. and Mineração Guariba Ltda., wholly owned subsidiaries of Vale ......................................... 13

Exhibit I - Management Comments on Vale’s Financial Situation pursuant to Item 10 of the Reference Form........................................................................................15 Exhibit II - Information on candidates for members of Vale's Board of Directors and Fiscal Council ...................................................................................................84 Exhibit III - Vale’s Management Compensation ..................................................116 Exhibit IV – Amendment of Vale’s By-Laws ................................................................................................................................173 Exhibit V – Vale’s By-Laws ................................................................................214 Exhibit VI – Incorporations of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A. ....................................................................................................................... 246 Exhibit VII – Incorporations of Minas da Serra Geral S.A., MSE – Serviços de Operação, Manutenção and Montagens Ltda, da Retiro Novo Reflorestamento Ltda. e da Mineração Guariba Ltda. ....................................................................304 General Information to the Shaholder’s Meeting ...............................................413 All information and documents referred to the Agenda of Vale’s Meetings and set forth in Articles 9, 10 and 12 of CVM Instruction No. 481, December 17, 2009 (“ICVM 481/2009”), are available to shareholders at the Company’s headquarters, on its investors webpage (www.vale.com/investidores) and on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br), of B3 SA - Brasil , Bolsa, Balcão (“B3”) (www.b3.com.br) and the Securities and Exchange Commission (“SEC”) (www.sec.gov), as well as included in the Exhibits in this Proposal. In addition to the documents mentioned in this document, we strongly recommend reading the Proxy Statement together, which can be found at www.vale.com/investors. Any doubts or clarifications on the matters included in the Agenda of the Meetings may be set by contacting the Investor Relations Department, including by email to vale.ri@vale.com. Rio de Janeiro, March 13, 2020 Vale’s Management

Matters on the agenda of the Annual Shareholders’ Meeting Pursuant to Law No. 6,404/1976 (“the Business Corporation Act”), once a year, within the first four months following the end of the fiscal year, the Company shall promote hold the Annual Meeting of Shareholders. 1. Evaluation of the administration accounts, report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2019. In a meeting held on 02.20.2020, Vale’s Board of Directors approved the Management Report and the Financial Statements of the Company, together with the Opinion of the Independent Auditors, regarding the fiscal year ended December 31, 2019. The Management Report includes information of a financial character, such as the main Income Statement accounts for the last fiscal year, and statistical, operational, non-financial information, such as, corporate social-environmental responsibility. The Financial Statements express the economic and financial situation of the Company, as well as the equity changes that occurred in the last fiscal year, allowing the shareholders to assess Vale’s equity situation. PriceWaterhouseCoopers Auditores Independentes (PwC) examined the Financial Statements and concluded in its report that in all material respects they accurately and fairly represent the financial and the equity position of Vale and its controlled companies on December 31, 2019. The following documents related to this item on the agenda are available to shareholders at the Company’s headquarters, on its Investor Relations page and on the websites of CVM, B3 and SEC: (i) the Management Report and the Financial Statements for the fiscal year ended December 31, 2019, followed by the Opinion of the Independent Auditors published in the newspapers on 06.03.2020, in the form of the legislation in force; (ii) Opinions of the Board of Directors and Fiscal Council, dated 02.20.2002; (iii) Standardized Financial Statements Form (DFP) of 2019; and (iv) Directors’ comments on the Company’s financial situation required by item 10 of the Reference Form, as provided for in CVM Instruction No. 480/2009, which are also set out in Exhibit I to this Proposal; Click here to access Vale’s Financial Statements. Exhibit 9-1-II of CVM Instruction No. 481/09 and Capital Budget, provided for in accordance with Art. 196 of Law 6,404/1976, are not being presented due to the calculation of loss by Vale in the fiscal year for the year ended December 31, 2019.

2. Election of 12 members of the Board of Directors and their respective alternates who were elected by the multiple voting process at the Annual Shareholders’ Meeting on April 30, 2019 Vale’s Board of Directors is currently composed of 13 (thirteen) principal members and 10 (ten) alternates, of which 03 (three) of the principal members are independent members and one member elected by the employees, by means of a separate vote. At Vale’s last Annual Sharedolders’ Meeting, held on 04.30.2019, the adoption of the multiple voting process by shareholders representing more than 5% of the voting share capital was required, and through this process, 12 (twelve) effective members and 09 (nine) alternates. The other effective member of the Board of Directors and its respective alternate were elected by a separate vote by Vale’s employees. Bearing in mind that during the months of November and December 2019, 2 (two) principal members and 1 (one) alternate resigned and considering that Vale’s Bylaws do not provide for the possibility of replacing these members by their alternates in case of permanent vacancy, the Board of Directors approved, in December 2019, to temporarily fill the vacant positions, the appointment of two principal members and one alternate, with a term of office until the next Annual Shareholders’ Meeting, pursuant to Art. 150 of Law 6,404/1976. Since the members who resigned from the positions of members of the Board of Directors had been elected by the multiple voting process, in accordance with the Article 141, § 3 of the Brazilian Corporate Law n° 6.404/176, it will be necessary to resolve on the election of 12 members of the Board of Directors and their respective alternates at the next Annual Shareholders’ Meeting, to be held on 04.30.2019. The members of the Company's Board of Directors, who may be elected at the 2020 Annual Shareholders’ Meeting, will comply with the term of office until the 2021 Annual Shareholders’ Meeting.

The following table shows the list of proposed candidates: i Independent Members To rule on this item, Messrs. Shareholders receive the following documents: (i) information on the candidates nominated for the election/reelection for the 12 positions of principal and alternate members of the Board of Directors, pursuant to items 12.5 to 12.10 of the Reference Form, as provided in Art. 10 of CVM Instruction 481/2009 and in the Official Circular Letter/CVM/SEP/Nº02/2020, shown in Exhibit II of this Proposal; and (ii) extract from the Minutes of Vale’s Board of Directors dated 03.11.2020, in which the Board recommended the election by those of the candidates mentioned above, who make up Slate I. To access the document, please click here. Voting rights Law No. 6,404/1976 establishes, as a rule, the election of the members of the Board of Directors by the voting majority, with the slate or those candidates who receive the higher number of votes in the Meeting being elected. However, in order to ensure the proportional character of filling the positions on the Board of Directors, the law created two other electoral mechanisms that grant relevant minority shareholders with material shareholding the possibility to elect members to the Board of Directors, namely: Separate vote Pursuant to Law 6,404/1976, the right to elect a member and his or her respective alternate to the Board of Directors, in a separate vote, is guaranteed to non-controlling shareholders holding (i) common shares representing at least 15% of the voting capital, and (ii) preferred shares without voting rights or with restricted voting rights representing at least 10% of the capital stock, excluding shares held in treasury from the total number of shares or the total number of shares with voting rights. Given that the Company has only 12 special-class Full members Alternates members José Mauricio Pereira Coelho Arthur Prado Silva Marcel Juviniano Barros Marcia Fragoso Soares Murilo Cesar Lemos dos Santos Passos João Ernesto de Lima Mesquita Roger Allan Downey Ivan Luiz Modesto Schara Toshiya Asahi Hugo Serrado Stoffel Oscar Augusto de Camargo Filho Ken Yasuhara Fernando Jorge Buso Gomes Johan Albino Ribeiro Eduardo de Oliveira Rodrigues Filho - José Luciano Penido - Sandra Maria Guerra de Azevedoi - Isabella Saboya de Albuquerquei Adriano Cives Seabrai Marcelo Gasparino da Silva Nuno Maria Pestana de Almeida Alves

preferred shares (“Golden Shares”), the holder of such shares is not entitled to individually elect a separate member under the terms of paragraph 4 of Article 141 of Law 6,404/1976. However, if the holders of common shares do not reach a quorum of 15% of the total number of common shares issued by Vale, they shall be entitled to separately elect a member as set forth in Article 141, paragraph 5 of Law 6,404/1976. The exercise of the right to separate election shall be guaranteed only to shareholders who prove the uninterrupted ownership of their shares during the period of, at least, three (3) months immediately prior to the holding of the Meetings. Shareholders who opt to take part in the separate election for member of the Board of Directors will not be able to participate in the majority election process (or by multiple vote), in order to prevent the shares from voting twice. Likewise, shares that have been used in the majority election process (or by multiple vote) cannot be used in the separate election process. Multiple vote Pursuant to Article 141 of Law 6,404/1976 combined with CVM Instruction No. 165/1991, as amended by CVM Instruction No. 282/1998, the minimum percentage of shareholding in Vale’s voting capital required to request the multiple voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital. In the multiple voting process, each share will have as many votes as there are positions to fill, and the shareholder can focus them in a single candidate or distribute them among several candidates. Also, according to Article 141 of Law 6,404/1976, any requests for adoption of the multiple vote procedure will only be considered valid if received by the Company up to 48 (forty-eight) hours before the Meetings (i.e., by 10 am on April 28, 2020). If the multiple vote procedure is validly requested by shareholders representing at least 5% (five percent) of the voting capital of the Company, the board of Meetings shall inform, prior to the vote, the number of votes required to secure the election of each member of the Board of Directors, considering the total number of shareholders present with the right to take part in such resolution. Shareholders who opt to take part in the separate election for member of the Board of Directors will not be able to take part in the majority election process (or by multiple vote), in order to prevent the shares from voting twice. Likewise, shares that have been used in the majority election process (or by multiple vote) cannot be used in the separate election process. In addition, once the multiple voting process for the election of the members of the Board of Directors has been adopted, votes cast by a shareholder who, through Ballot, has chosen to abstain from the item of prior distribution of votes to the candidates informed in the Ballot, are considered as abstention in the respective resolution of the Meetings, so that the votes of such shareholders are not included in the quorum of resolution and, therefore, these shareholders do not participate in the process of electing the members of the Board of Directors. General notes The shareholder must be careful not to fill items in a conflicting manner (eg instruct that, in the event of multiple vote adoption, their votes are distributed in equal percentages by the candidates chosen while, in the following item, indicates incompatible percentages with filling in favor of the first instruction), under penalty of such votes being considered invalid.

3. Election of members of the Fiscal Council The Fiscal Council has been a permanent functioning body, composed of at least 03 (three) and at most 05 (five) principal members and an equal number of alternates. Currently, the Fiscal Council of the Company comprises 05 (five) principal members and 03 (three) alternates who shall carry out their duties until the first Annual Meeting to be held after their election. The members of the Company's Fiscal Council, elected at the 2020 Annual Shareholders’ Meeting, shall comply with the term of office until the 2021 Annual Shareholders’ Meeting. The following table shows the list of candidates proposed by the controlling shareholder: Pursuant to article 161, paragraph 4, “a”, of Law 6,404/76, minority shareholders shall have the right to elect, in a separate vote, one member and respective alternate, provided that they represent, together, 10% (ten percent) or more of the voting shares. As understood by CVM, the said percentage must take into account the number of voting shares held by all non-controlling shareholders of the Company1. The holder of special-class preferred shares (“Golden Shares”) shall have the right to elect, in a separate voting, a member of the Fiscal Council and his/her respective alternate. To rule on this item, Messrs. Shareholders receive: (i) information on the candidates nominated for the election/reelection by the controlling shareholders for the 12 positions of effective and alternate members of the Fiscal Council, pursuant to items 12.5 to 12.10 of the Reference Form, as provided in Art. 10 of CVM Instruction 481/2009 e no Official Circular Letter/CVM/SEP/Nº02/2020, shown in Exhibit III of this proposal. 1 OFFICIAL CIRCULAR LETTER/CVM/SEP/No. 2/2020, item 7.1.4, pg. 114. Full members Alternates members Marcus Vinícius Dias Severini - Marcelo Amaral Moraes - Cristina Fontes Doherty Nelson de Menezes Filho

4. Establishment of the global annual remuneration of the Company's managers and members of the Fiscal Council for the year 2020 The global annual remuneration proposal is formulated based on market principles, within the perspective of global competitiveness. At a meeting held on March 11, 2020, the Company's Board of Directors resolved on the proposal for the global annual compensation of the managers (members of the board of directors and members of the executive officers), members of the Committees and the Fiscal Council, referring to the fiscal year 2020, in the amount of up to R$ 201.671.138,91 (two hundred and one million, six hundred and seventy-one thousand, one hundred and thirty eight Reais and ninety-one cents) to be forwarded to the General Meeting. The proposed remuneration will be distributed by the Board of Directors, subject to the provisions of the current legislation and Vale's Bylaws. It should be noted that the proposed amount considers the responsibilities of the managers, the time dedicated to their functions, the competence, the professional reputation and the value of their services in the market. (a) period that the management’s proposal refers to: the Management's proposal refers to payments expected for the period comprised between January 1st, 2020 and December 31st, 2020, that is, the current reporting period. (b) approved amounts on the previous proposal and the actually paid amounts, clarifying the reasons for any possible difference: The Company provides below a summary table with the consolidated annual amount, segregated by department, presenting (i) the amounts proposed within the Annual Shareholders' Meeting held on April 30, 2019 and (ii) the actually paid amounts on the fiscal year ended in 2019. (1) Includes the amount of R$1,618,500.02 referring to the remuneration due to the full members of the Board of Directors for the participation in committees. (2) Includes the amount of R$1,432,800.20 referring to the remuneration due to the full members of the Board of Directors for the participation in committees (amount that includes the fees and encumbrances paid by the Company). (3) Includes (i) the amount of R$1,342,607.98 referring to the remuneration due to the external and alternate members of the Board of Directors and (ii) the amount of R$15,905,345.00 referring to the remuneration due to the members of the Independent Advisory Committees. (4) Includes (i) the amount of R$1,021,999.80 referring to the remuneration due to the external and alternate members of the Board of Directors and (ii) the amount of R$14,512,192.00 referring to the remuneration due to the members of the Independent Advisory Committees. Proposed Management Compensation 2019 vs. Accrued compensation 2019 (In Reais) 2019 Proposal: Accrued compensation 2019 Difference (1) Board of Directors 10,497,375.02(1) 9,895,751.20(2) -601,623.82 (2) Statutory Board 85,278,931.36 85,404,316.42 125,385.06 (3) Fiscal Council 2,180,161.22 2,200,752.00 20,590.78 (4) Committees 17,247,952.98(3) 15,534,191.80(4) -1,713,761.18 Total from items (1) through (4) above 115,204,420.58 113,035,011.42 -2,169,409.15

The compensation actually paid in 2019 was 1.9% lower than that proposed, in consequence of the following factors: (i) non-application of inflation adjustment in fees, for the members of the Board of Directors and of the Committees, as initially foreseen in the 2019 proposal; (ii) postponement of the installation of the Audit Committee, hence the not expenditure initially foreseen with the remuneration due to the members of said Committee; (iii) the remuneration actually paid for the members of the Independent Extraordinary Advisory Committees to the Board of Directors was inferior to the remuneration initially foreseen in the 2019 remuneration proposal. The 2019 remuneration proposal for the Board of Executive Officers and the Fiscal Council were aligned with the amount actually paid for said management structures in 2019. (c) Commentary on any possible difference between the amounts from the current proposal, from the previous proposal and the ones contained in item 13 of the Reference Form The Company provides below a summary table with the consolidated annual amount, segregated by department, presenting (i) the proposed amounts at the Annual Shareholders' Meeting held on April 30, 2020 and (ii) the accrued amounts, as disclosed in the Company's financial statements on December, 2020 and to be approved by the Annual General Meeting on April 30, 2020. (1) Includes the amount of R$2,983,200.00 referring to the remuneration due to the full members of the Board of Directors for the participation in committees (amount that includes the fees and encumbrances paid by the Company). (2) Includes the amount of R$1,618,500.02 referring to the remuneration due to the full members of the Board of Directors for the participation in committees. (3) Includes (i) the amount of R$4,091,200.00 referring to the remuneration due to the external and alternate members of the Board of Directors and (ii) the amount of R$9,608,000.00 referring to the remuneration due to the members of the Independent Advisory Committees. (4) Includes (i) the amount of R$1,342,607.98 referring to the remuneration due to the external and alternate members of the Board of Directors and (ii) the amount of R$15,905,345.00 referring to the remuneration due to the members of the Independent Advisory Committees. Proposed Management Compensation 2020 vs. 2019 (In Reais) 2020 Proposal: 2019 Proposal: Difference (1) Board of Directors 15,470,230.00(1) 10,497,375.02(2) 4,972,854.98 (2) Statutory Board 170,337,685.31 85,278,931.36 85,058,753.95 (3) Fiscal Council 2,164,023.60 2,180,161.22 -16,137.62 (4) Committees 13,699,200.00(3) 17,247,952.98(4) -3,548,752.98 Total from items (1) through (4) above 201,671,138.91 115,204,420.58 86,466,718.33

The proposed compensation for 2020 is 75% higher than the proposed compensation in 2019, in consequence of the following factors: (i) readjustment in the fees of members of the Board of Directors and Advisory Committees in accordance with the recommendation of an international consultancy (based on market research), adapting them to those of companies of size, complexity and similar level of governance to Vale’s; (ii) increase in the average number of members that make up the Advisory Committees, adapting them to the statutory provisions; (iii) increase in the number of expected members on the Executive Board; (iv) resumption of the variable remuneration to the executives (which were suspended in 2019). Therefore, the amount of the proposed remuneration for 2020 includes the portions suspended and not paid in 2019, except for the portions of variable remuneration from executives that have been dismissed from their respective positions due to the investigations in course. For more information, see item 13.16 of Exhibit III to the present Proposal; (v) forecast of hiring bonuses in 2020, for the admission of new executive (s); and (vi) increase of the encumbrances to be assumed by the Company (INSS), in consequence of the variations described on items (iii) through (v) regarding the Executive Board. The Company also clarifies that, the global amount for 2020 mentioned above (R$201,671,138.91) is superior to the amounts presented on item 13.2 of the Reference Form for 2020 (R$187,971,938.91), once it also includes, besides the remuneration for the members of the Board of Directors, the Fiscal Council and the Executive Board, the remunerations for the Committee members (external members and committee members that are also alternate board members), while the amounts presented on item 13.2 of the Reference Form (attached to the present Proposal) includes only the amounts of the remuneration due to the members of the Board of Directors (including the remuneration to the full members of the Board of Directors for their participation in committees), the Fiscal Council and the Executive Board. To deliberate on this matter, the information contained in Item 13 of the Reference Form is made available in Exhibit III as established in item II of Art. 12 on CVM Instruction 481/2009.

Matters on the agenda of the Extraordinary Shareholders’ Meeting Under the terms of the Corporate Law, the Extraordinary General Meeting must be called to resolve on any matters that are not subject to the Annual General Meeting. 4. Amendment and consequent restatement of Vale’s By-Laws to implement certain adjustments and improvements In summary, Management proposes the following changes to the Company's Bylaws: (i) To improve the attributions of the Board of Directors and the Executive Board in the light of the best environmental, social and governance practices (“ESG”); (ii) Provide the requirements for the composition and duties of the Audit Committee to meet the requirements of regulatory bodies; (iii) Change the name of the Compliance and Risk Committee to Operational Excellence and Risk Committee, so that the Board of Directors may use an Advisory Committee dedicated exclusively to risk management, especially operational and geotechnical; (iv) Reduce the minimum of ordinary meetings to 10 times a year, without prejudice to holding other extraordinary meetings, thus making it possible to make the Board of Directors' calendar more flexible to carry out other activities, such as strategic planning meetings, technical trips and among others; (v) Exclude the “turbined” attributions of the Fiscal Council, which will be exercised by the Audit Committee; (vi) Exclude the transitional provisions, since the current composition of the Board of Directors already meets the minimum percentage of independent members stipulated in B3's Novo Mercado Regulation; and, (vii) Provide for the hypotheses and conditions for the replacement of the members of the Board of Directors in cases of (a) temporary absence; or, (b) vacancy of office. To resolve on this matter, a table detailing each proposed amendment and the respective justification for the changes, including their possible legal and economic effects, as well as the draft of Vale's Bylaws, containing highlighted statements, is available in Exhibit IV and Exhibit V. and proposals for the statutory provisions to be changed, as provided for in Article 11 of CVM Instruction 481/2009.

5. Incorporation of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A., wholly owned subsidiaries of Vale At a meeting held on February 20, 2020, the Company's Board of Directors approved the proposal for the merger of Ferrous Resources do Brasil SA (“Ferrous”) and Mineração Jacuípe SA (“Jacuípe”), companies in which Vale holds shares. 100% (one hundred percent) of the shares representing the share capital of such companies. It should be noted that, as Vale holds 100% (one hundred percent) of the shares issued by the said companies, the incorporations of Ferrous and Jacuípe will not imply the issuance of any shares in the capital of the developer Vale or any amendment to the Company's Bylaws Valley. To deliberate on this matter, the following documents are available in Exhibit VI: (i) Protocols and Justifications for the Merger of Ferrous and Jacuípe, signed by the legal representatives of the parties; (ii) Information about the appraiser, pursuant to Article 21 of CVM Instruction 481/2009, including a copy of Premimbravo Auditores Independentes' work proposal; (iii) Valuation Reports of Ferrous and Jacuípe prepared by Premiumbravo Auditores Independentes, which are attached to the respective Protocols; (iv) Information on the incorporations of Ferrous and Jacuípe by Vale required by Attachment 20-A of CVM Instruction 481/2009; (v) Opinion of Vale's Fiscal Council dated February 20, 2020; and, (vi) Extract from the Minutes of the Meeting of the Board of Directors of Vale dated February 20, 2020. 6. Incorporation of Minas da Serra Geral S.A., MSE - Serviços de Operacao, Manutenção e Montagens Ltda., Retiro Novo Reflorestamento Ltda. and Mineração Guariba Ltda., wholly owned subsidiaries of Vale At a meeting held on February 20, 2020, the Company's Board of Directors approved the proposal for the merger of Minas da Serra Geral S.A. (“MSG”), MSE - Serviços de Operation, Manutenção e Montagens Ltda. (“MSE”), Retiro Novo Reflorestamento Ltda. (“Retiro Novo”) and Mineração Guariba Ltda. (“Guariba”), companies in which Vale holds 100% of the shares or shares representing the share capital, as applicable. It should be noted that, since Vale holds 100% (one hundred percent) of the shares and quotas of the said companies, the mergers of MSG, MSE, Retiro Novo and Guariba will not imply the issuance of any shares in the capital of the developer Vale or any amendment to Vale's Bylaws. To deliberate on this matter, the following documents are available in Exhibit VI:

(i) Protocols and Justifications for the Merger of MSG, MSE, Retiro Novo and Guariba, signed by the parties' legal representatives; (ii) Information about the appraiser, pursuant to Article 21 of CVM Instruction 481/2009, including a copy of the work proposal of Macso Legate Auditores Independentes (“Macso”); (iii) Valuation Reports of MSG, MSE, Retiro Novo and Guariba prepared by Macso, which are attached to the respective Protocols; (iv) Information on the mergers of MSG, MSE, Retiro Novo and Guariba by Vale required by Attachment 20-A of CVM Instruction 481/2009; (v) Opinion of Vale's Fiscal Council dated February 20, 2020; and, (vi) Extract from the Minutes of the Meeting of the Board of Directors of Vale dated February 20, 2020.

Exhibit I - Management Comments on Vale's Financial Situation pursuant to Item 10 of the Reference Form

10.1. General Financial and Equity Conditions

The financial information included in this item of the Reference Form, unless otherwise stated, refers to the consolidated financial statements of Vale S.A. ("Vale" or "Company"), prepared in accordance with the international financial reporting standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and with the accounting practices adopted in Brazil, which comprise the accounting practices provided for in Law 6,404/76 and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the Brazilian Securities and Exchange Commission ("CVM"), related to the fiscal years ended on December 31, 2019, 2018 and 2017.

The information contained in this item 10 of the Reference Form must be read and analyzed together with Vale's consolidated financial statements, available on the Company's website (www.vale.com) and on the website of the Brazilian Securities Commission (www.cvm.gov.br).

a. General Financial and Equity Conditions

The Company has sufficient financial and equity conditions to implement its business plan and fulfill its short and medium terms obligations, as shown below:

	On December 31		
(In billions of Reais)	**2019**	**2018**	**2017**
Current assets(1)	68.698	59.256	62.701
Noncurrent Assets	300.973	282.457	265.396
Current liabilities(2)	55.806	35.285	43.357
Noncurrent liabilities	156.716	132.745	136.634
Equity attributable to controlling stockholders	**161.480**	**170.403**	**143.758**
Current liquidity (3)	**1.23**	**1.68**	**1.45**
General liquidity (4)	**1.74**	**2.03**	**1.82**

(1) Includes the balance of non-current assets held for sale.
(2) Includes the balance of liabilities related to non-current assets held for sale.
(3) The current liquidity ratio is calculated by dividing current assets by current liabilities.
(4) The general liquidity ratio is calculated by dividing the sum of current assets and non-current assets by the sum of current liabilities and non-current liabilities.

As of December 31, 2019, the current liquidity ratio used to assess the ability to pay the Company's short-term obligations, totaled 1.23, compared to 1.68 on December 31, 2018. The general liquidity index also suffered a negative variation compared to the same period in 2018. The reduction in the indexes is mainly due to the recognition of liabilities related to (i) rupture of the tailings dam in Brumadinho in the amount of R$ 6.319 billion and R$ 5.703 billion in current and non-current, respectively and (ii) de-characterization of dams in amount of R$ 1.247 billion and R$ 8.787 billion in current and non-current, respectively.

As of December 31, 2018, the current liquidity ratio used to assess the ability to pay the Company's short-term obligations, totaled 1.68, compared to 1.45 on December 31, 2017, representing an increase, mainly due to (i) increased operating cash flow due to higher average realized prices in the ferrous minerals segment (ii) reduction in gross debt and (iii) realization of the liabilities held for sale related to the conclusion of the sale of the fertilizer segment.

The variation in the general liquidity index between the years ended on December 31, 2018 and 2017 was positive, mainly due to (i) the increase in operating cash generation due to the higher average prices realized in the ferrous minerals segment (ii) reduction of gross debt, (iii) higher volumes of ferrous minerals produced and stored, (iv) conclusion of the sale transaction of the fertilizer segment that resulted in the transfer of fertilizer assets and liabilities.

b. Capital Structure

The table below presents the funding pattern of the Company's activities, considering equity and third-party capital:

					On December 31	
(In billions of Reais)	**2019**	**AV (1) (%)**	**2018**	**AV (1) (%)**	**2017**	**AV (1) (%)**
Third-party Capital (liabilities and noncurrent liabilities) (2)	212.522	57.5%	168.030	49.2%	179.991	54.9%
Equity (stockholders' equity)	157.149	42.5%	173.683	50.8%	148.106	45.1%
Total Capital (third-party + equity)	**369.671**	**100.0%**	**341.713**	**100.0%**	**328.097**	**100.0%**

(1) Vertical analysis.

(2) Includes the balance of liabilities related to noncurrent assets held for sale.

The Company's capital structure has an adequate ratio between equity and third-party capital, considering the performance of operating cash, financial indicators and the Company's equity condition.

c. Payment Capacity in Relation to the Financial Commitments Made

The table below presents information on the Company's indebtedness:

(In billions of Reais)	On December 31, 2019	2018	2017
Gross debt (1)	52.625	59.928	74.392
Net debt (2)	19.669	37.390	60.013
Adjusted EBITDA (3)	42.307	61.054	49.004
Gross Debt / Adjusted EBITDA Ratio	**1.2**	**1.0**	**1.5**
Interest Coverage Ratio (4)	**10.9**	**14.2**	**9.0**

(1) Gross debt is made up of the balance of loans and financing liabilities.

(2) Net debt comprises the net balance between gross debt and the balance of cash and cash equivalents, and short-term investments.

(3) Adjusted EBITDA is the operating profit or loss plus dividends received and interest on loans from associates and joint ventures and excluding depreciation, depletion and amortization and impairment and write-off of noncurrent assets. For information on the reconciliation of adjusted EBITDA to net income (loss) for the year, see item 3.2 of the Reference Form.

(4) The interest coverage ratio is calculated by dividing the EBITDA (EBITDA) adjusted by the gross interest expense on loans and financing.

On December 31, 2019, the Company's gross debt totaled R$ 52.625 billion, compared to R$ 59.928 billion on December 31, 2018, representing a reduction of 12.2%, mainly motivated by the early repurchase of bonds during the year. The reduction, resulting from payment, net of funding represented R$ 9.988 billion.

On December 31, 2018, the Company's gross debt totaled R$ 59.928 billion, compared to R$ 74.392 billion on December 31, 2017, representing a 19.4% reduction, mainly motivated by the repurchase of bonds maturing in 2020, 2021, 2022, 2036 and 2042. The reduction, due to payments, net of funding, represented R$ 23.565 billion.

The increase in the adjusted gross debt / Adjusted EBITDA ratio verified on December 31, 2019, compared to 2018, was due to the reduction in operating results resulting from the Brumadinho event, partially offset by the increase in operating cash generation due to the higher average realized prices in the ferrous minerals segment, associated with the reduction of gross debt in 2019.

The decrease in the interest coverage ratio, verified on December 31, 2019 compared to 2018, occurred mainly due to the reduction in Adjusted EBITDA resulting from the Brumadinho event.

The reduction in the adjusted gross debt / Adjusted EBITDA ratio verified on December 31, 2018, compared to 2017, was due to the increase in operating cash generation due to the higher volumes and prices in the ferrous minerals segment associated with the reduction of gross debt in 2018.

The increase in the interest coverage ratio, verified on December 31, 2018 compared to 2017, was mainly due to the higher operating result in the ferrous minerals segment and the reduction in gross interest expenses, due to the lower indebtedness.

d. Sources of Financing for Working Capital and Investments in Non-current Assets Used The sources of funds utilized by the Company in the last three fiscal years were generation of operating cash, loans and financing, issue of debt bonds and sale of investments. Net cash from operating activities of continuing operations was R$ 47.282 billion in 2019, R$ 47.920 billion in 2018 and R$ 39.971 billion in 2017. In the 2019 fiscal year, cash flow remained in line with the previous fiscal year. In the 2018 fiscal year, cash flow increased by R$ 7.949 billion, mainly due to (i) increase in volumes and sales prices in the ferrous minerals segment, (ii) increase in working capital due to the conclusion of the operation of the cobalt stream and (iii) lower interest payments due to the reduction of the Company’s net debt. For information on the most relevant loan and financing contracts that occurred in the last three fiscal years, see item 10.1 (f) of the Reference Form. e. Financing sources for working capital and for investments in non-current assets that you intend to use to cover liquidity deficiencies The sources of funds used by the Company are the generation of operating cash, loans and financing, the issuance of debt securities and the sale of investments. To mitigate liquidity risk, Vale has two revolving credit lines, with maturities in 2022 and 2024, contracted with a syndicate of international banks that can be used at the Company’s discretion, as described below. As of December 31, 2019, the total amount available for these revolving credit lines was R$ 20.154 billion (US$ 5 billion), which can be used by Vale, Vale Canada Ltd. and Vale International SA, to assist in the management short-term liquidity and allow greater efficiency in cash management, consistent with the strategic focus on reducing the cost of capital. As of December 31, 2019, 2018 and 2017, there was no outstanding debit balance related to these lines.

f. Levels of indebtedness and characteristics of such debts

Debt structure (In billions of Reais)	2019	On December 31 2018	2017
Gross debt	52.625	59.928	74.392
Portion guaranteed by Vale's assets (in%)	1.7%	1.5%	1.2%
Average term of amortization (in years)	8.52	8.93	8.92
Average cost (in %)	4.9%	5.1%	5.0%

As of the date of this document, Vale is classified as an investment grade by some of the main risk rating agencies and has the following credit risk ratings: BBB- (Standard & Poor's), Ba1 (Moody's), BBBL (Dominion Bond Ratings) and BBB- (Fitch).

i. Relevant loan and financing contracts

The most important categories of the total debt of the Company are presented below. The amounts shown exclude accrued interest.

(a) **Loans and financing contracted in US dollars (equivalent to R$ 12.2 billion, R$ 8.4 billion and R$ 13.6 billion, as of December 31, 2019, 2018 and 2017, respectively).**

These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

(b) **Fixed income securities issued in US dollars (equivalent to R$ 25.1 billion, R$ 32.5 billion and R$ 41.6 billion, as of December 31, 2019, 2018 and 2017, respectively).**

Vale issued several debt securities in the capital market, including through its wholly owned subsidiary, Vale Overseas, in the total amount of US$ 5.6 billion (equivalent to R$ 22.8 billion), until December 31, 2019. The subsidiary Vale Canada issued debt securities in the amount of US$ 297 million (equivalent to R$ 1.2 billion).

(c) **Loans contracted in Brazil (R$ 9.7 billion, 13.3 billion and 12.8 billion on December 31, 2019, 2018 and 2017, respectively).**

The Company has several loans contracted in Brazil, mainly with BNDES and some Brazilian private banks.

(d) **Fixed income securities issued in euros (equivalent to R$ 3.4 billion, R$ 3.3 billion and R$ 3 billion, as of December 31, 2019, 2018 and 2017, respectively).**

Vale issued debt securities in the capital market for a total amount of € 750 million (equivalent to R$ 3.4 billion).

(e) Loans and financing contracted in euros and other debts (equivalent to R$ 1.4 billion, R$ 1.5 billion and R$ 1.6 billion). This category includes export credit lines. Among other more relevant operations in the three-year period, the following are highlighted: (a) In December 2019, the Company prepaid US$ 518 million (equivalent to R$ 2.088 billion) to development agencies. (b) In September and December 2019, the Company settled US$ 2.167 billion (equivalent to R$ 8.903 billion) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2021, 2022, 2026, 2034, 2036 and 2039 and US$ 103 million (equivalent to R$ 429 million) in securities issued by its wholly owned subsidiary Vale Canada Limited., Maturing in 2032, totaling US$ 2.270 billion (equivalent to R$ 9.332 billion). (c) In November 2018, the Company settled US$ 600 million (equivalent to R$ 2.325 billion) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2036, together with the repurchase of US$ 400 million (equivalent to R$ 1.550 billion) of the security issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2022. (d) In June 2018, the Company settled US$ 980 million (equivalent to R$ 3.796 billion) in securities issued by Vale S.A., maturing in 2042. (e) In April 2018, the Company settled US$ 499 million (equivalent to R$ 1.933 billion) in securities issued by its wholly-owned subsidiary Vale Overseas Ltd, maturing in 2020. (f) In March 2018, the Company settled US$ 969 million (equivalent to R$ 3.755 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2021, together with the repurchase of US$ 781 million (equivalent to R$ 3.026 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2022. (g) In 2018, the Company prepaid US$ 1,100 billion (equivalent to R$ 4.262 billion) in export prepayment operations, US$ 259 million (equivalent to R$ 1.003 billion) in export credit notes with commercial banks and US$ 876 million (equivalent to R$ 3.396 billion) in operations with the bank Export Development Canada (EDC). (h) In 2018, the Company borrowed US$ 1.150 billion (equivalent to R$ 4.456 billion) through pre-export financing agreements with commercial banks. (i) In September 2017, the Company settled US$ 1 billion (equivalent to R$ 3.168 billion) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2019, together with the repurchase of US$ 501 million (equivalent to R$ 1.587 billion) of the security issued by its wholly owned subsidiary Vale Overseas Ltd., due in 2020.

(j) In March 2017, the Company settled € 750 million (equivalent to R$ 2.57 billion) in securities issued by Vale S.A., maturing in 2018. Prepayment of US$ 2.930 billion (equivalent to R$ 9.445 billion) in export prepayment operations and US$ 1.747 billion (equivalent to R$ 5.710 billion) in export credit notes with commercial banks. (k) In 2017, the Company borrowed US$ 350 million (equivalent to R$ 1.157 billion) through pre-export financing agreements with commercial banks. ii. other long-term relationships with financial institutions Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices. iii. Degree of subordination among debts Loans and borrowings Unsecured obligations Obligations with real guarantees 52.625 98.3% 1.7% 59.928 98.5% 1.5% 74.392 98.8% 1.2% There is no degree of contractual subordination among the Company’s unsecured financial debts. iv. Any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has fulfilling these restrictions Some long-term financial instruments contain obligations related compliance with financial indicators. The indicators are: (i) leverage, thus understood as the ratio obtained by dividing gross debt over Adjusted EBITDA (“Leverage”); and (ii) interest coverage, thus understood as the ratio obtained by dividing Adjusted EBITDA over interest expenses (“Interest Coverage”). Degree of subordination among debts On December 31 (In billions of Reais) 201920182017

For more information on adjusted EBITDA for continuing operations, including its calculation, see items 3.2 and 10.2 of the Reference Form. Leverage Maximum limit of 4.5x Interest Coverage Minimum limit of 2.0x 1.2x 1.0x 1.5x 10.9x 14.2x 9.0x As of December 31, 2019, 2018 and 2017, the Company was in compliance with the levels required for the Leverage and Interest Coverage indicators, in relation to the amounts of R$ 9.9 billion, R$ 10.7 billion and R$ 13.6 billion tied to these indicators. g. Limits of financing contracted and percentage of use The limits set forth by the financing contracts and available for use are as follows: signing date Used funds 12/26/2018 FINAME Acquisition of equipment within Brazil R$ 400 million 0% The credit will became available in according acquisition equipment. tranches, to the of For information on the financing contracts and fully withdraw, which compose the Company’s gross debt, see item 10.1 (f) of the Reference Form. ContractCounterpartyAllocationValuePercentage Disbursement of On December 31 201920182017

h. Significant changes in each item of Vale's consolidated financial statements

Analysis of the income statement for the fiscal years ended December 31, 2019, 2018 and 2017

Income statement	Year ended December 31						Variation (2019 x 2018)		Variation (2018 x 2017)	
(In billions of Reais)	2019	AV (%)[1]	2018	AV (%)[1]	2017	AV (%)[1]	R$	%	R$	%
Net operating revenue	148.640	100	134.483	100	108.532	100.0	14.157	10.5	25.951	23.9
Cost of goods sold and services rendered	(83.836)	(56.4)	(81.201)	(60.4)	(67.257)	(62.0)	(2.635)	3.2	(13.944)	20.7
Selling and administrative expenses	(1.924)	(1.3)	(1.917)	(1.4)	(1.697)	(1.6)	(0.007)	0.4	(0.220)	13.0
Research and evaluation	(1.765)	(1.2)	(1.376)	(1.0)	(1.086)	(1.0)	(0.389)	28.3	(0.290)	26.7
Pre-operating and operational stoppages	(4.559)	(3.1)	(0.984)	(0.7)	(1.317)	(1.2)	(3.575)	363.3	0.333	(25.3)
Brumadinho Event	(28.818)	(19.4)	-	-	-	-	(28.818)	-	-	-
Other operating expenses, net	(2.052)	(1.4)	(1.613)	(1.2)	(1.338)	(1.2)	(0.439)	27.2	(0.275)	20.6
Impairment and disposals of non-current assets	(20.762)	(14.0)	(3.523)	(2.6)	(1.025)	(0.9)	(17.239)	489.3	(2.498)	243.7
Operating income	**4.924**	**3.3**	**43.869**	**32.6**	**34.812**	**32.1**	**(38.945)**	**(88.8)**	**9.057**	**26.0**
Financial results, net	(13.446)	(9.0)	(18.058)	(13.4)	(9.650)	(8.9)	4.612	(25.5)	(8.408)	87.1
Equity results and other results in associates and joint ventures	(2.684)	(1.8)	(0.693)	(0.5)	(0.277)	(0.3)	(1.991)	287.3	(0.416)	150.2
Income (loss) before income taxes	**(11.206)**	**(7.5)**	**25.118**	**18.7**	**24.885**	**22.9**	**(36.324)**	**(144.6)**	**0.233**	**0.9**
Income taxes	2.509	1.7	0.966	0.7	(4.607)	(4.2)	1.543	159.7	5.573	(121.0)
Loss from discontinued operations	-	-	(0.310)	(0.2)	(2.608)	(2.4)	0.310	(100.0)	2.298	(88.1)
Net income (loss) attributable to non-controlling interests	(2.025)	(1.4)	0.117	0.1	0.043	0.0	(2.142)	(1830.8)	0.074	172.1
Net income (loss) attributable to Vale's stockholders	**(6.672)**	**(4.5)**	**25.657**	**19.1**	**17.627**	**16.2**	**(32.329)**	**(126.0)**	**8.030**	**45.6**

(1) Relating to net operating revenue.

Net operating revenue

As of December 31, 2019 the Company had net operating revenue of R$ 148.640 billion, compared to R$ 134.483 billion on December 31, 2018. O increase of R$ 14.157 billion or 10.5% is due to, mainly, (i) higher average realized prices for iron ore and other products (R$ 23.641 billion), reflecting the increase in the iron ore price Platts IODEX reference index 62% which was 34.5% higher in relation to 2018, (ii) positive effect of the exchange variation due to prices denominated in dollars (R$ 10.139 billion), reflecting the devaluation of the real in 7.94% against the US dollar, from an average exchange rate of R$ 3.66/US$ 1.00 in 2018, to R$ 3.95/US$ 1.00 in 2019. These factors were partially offset by lower volumes sold of ferrous minerals (R$ 15.887 billion).

As of December 31, 2018, net operating revenue totaled R$ 134.483 billion, compared to R$ 108.532 billion on December 31, 2017. The increase of R$ 25.951 billion or 23.9% is mainly due to (i) higher average realized prices for iron ore and other products, (ii) higher volumes sold of iron ore and iron ore pellets iron, and (iii) the positive effect of the exchange rate on revenue expressed in reais, reflecting the 14.51% devaluation of the real against the US dollar, from an average exchange rate of $ 3.19/US$ 1.00 in 2017 to R$ 3.66/US$ 1.00 in 2018.

Individually, the most important product in terms of revenue generation in the years 2019, 2018 and 2017 was iron ore.

Net operating revenue by product		Year Ended December 31		Variation			
				(2019 X 2018)		(2018 X 2017)	
(In billions of Reais)	2019	2018	2017	R$	%	R$	%
Ferrous minerals	**118.767**	**102.842**	**80.291**	**15.925**	**15.5**	**22.551**	**28.1**
Iron ore	92.504	75.056	59.206	17.448	23.2	15.850	26.8
Pellets	23.446	24.389	18.043	(0.943)	(3.9)	6.346	35.2
Manganese and ferroalloys	1.112	1.660	1.501	(0.548)	(33.0)	0.159	10.6
Others	1.705	1.737	1.541	(0.032)	(1.8)	0.196	12.7
Base metals	**24.351**	**24.527**	**21.966**	**(0.176)**	**(0.7)**	**2.561**	**11.7**
Nickel and others	16.845	16.855	14.914	(0.010)	(0.1)	1.941	13.0
Copper	7.506	7.672	7.052	(0.166)	(2.2)	0.620	8.8
Coal	**4.005**	**6.025**	**5.003**	**(2.020)**	**(33.5)**	**1.022**	**20.4**
Others	**1.517**	**1.089**	**1.272**	**0.428**	**39.3**	**(0.183)**	**(14.4)**
Net Revenue	**148.640**	**134.483**	**108,532**	**14.157**	**10.5**	**25.951**	**23.9**

Ferrous minerals

Iron ore

Revenue from iron ore sales increased from R$ 75.056 billion in 2018 to R$ 92.504 billion in 2019, due to the higher average prices realized from US$ 66.2/ton in 2018 to US$ 87.1/tons in 2019.

Revenue from iron ore sales increased from R$ 59.206 billion in 2017 to R$ 75.056 billion in 2018, due to higher sales volumes and average realized prices from US$ 64.2/ton in 2017 to US$ 66.2/ton in 2018.

Pellets Pellet sales revenue decreased from R$ 24.389 billion in 2018 to R$ 23.446 billion in 2019, mainly due to lower sales volumes, offset by higher average realized pellet prices, from US$ 117.5/ton in 2018 to $ 137.7/ton in 2019. Pellet sales revenue increased from R$ 18.043 billion in 2017 to R$ 24.389 billion in 2018, mainly due to higher sales volumes and higher average prices for pellets, from US$ 109.2/ton in 2017 to US$ 117.5/ton in 2018. Base metals Nickel and other products Revenue from sales of nickel and other products remained in line between 2018 (R$ 16.855 billion) and 2019 (R$ 16.845 billion), due to the reduction in the volume of nickel sold, offset by the increase in the average price realized and the appreciation the dollar by 7.9%. The average reference price quoted on the London Metal Exchange (“LME”) was 6.2% higher in 2019 when compared to the same period in 2018. Revenue from sales of nickel and other products increased from R$ 14.914 billion in 2017 to R$ 16.855 billion in 2018, due to the increase in the average realized nickel price. The average reference price quoted on the LME was 26% higher in 2018 when compared to the same period in 2017. Copper Copper sales revenue decreased from R$ 7.672 billion in 2018 to R$ 7.506 billion in 2019, due to the reduction in volume sold and the average price realized. The average reference price quoted on the LME was 8% lower in 2019 when compared to the same period in 2018. These impacts were offset by the 7.9% appreciation of the US dollar. Copper sales revenue increased from R$ 7.052 billion in 2017 to R$ 7.672 billion in 2018 mainly due to the exchange rate effect of prices pegged to the dollar, due to the 14.5% appreciation of the dollar. For more information on the relevant components of the Company’s revenue, see item 10.2 of the Reference Form. Coal Coal sales revenue decreased from R$ 6.025 billion in 2018 to R$ 4.005 billion in 2019, mainly due to lower sales volumes of metallurgical and thermal coal by 29% and 19%, respectively, and lower average realized prices for coal metallurgical and thermal by 9% and 30%, respectively.

Coal sales revenue increased from R$ 5.003 billion in 2017 to R$ 6.025 billion in 2018, mainly due to higher average realized prices for metallurgical and thermal coal by 19% and 11%, respectively.

Costs of goods sold and services rendered

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment (In billions of Reais)			**Year Ended December 31**	**Variation**			
				(2019 X 2018)		**(2018 X 2017)**	
	2019	**2018**	**2017**	**R$**	**%**	**R$**	**%**
Ferrous minerals	47.505	47.995	36.497	(0.490)	(1.0)	11.498	31.5
Base Metals	14.874	14.715	14.111	0.159	1.1	0.604	4.3
Coal	6.462	5.811	4.326	0.651	11.2	1.485	34.3
Other segments	1.541	0.961	1.197	0.580	60.4	(0.236)	(19.7)
Total (excluding depreciation)	**70.382**	**69.482**	**56.131**	**0.900**	**1.3**	**13.351**	**23.8**

2019 x 2018

As of December 31, 2019, the total cost of products and services sold (excluding depreciation) totaled R$ 70.382 billion compared to R$ 69.482 billion on December 31, 2018. The increase of R$ 900 million or 1.3% is due to (i) the negative effect of the exchange rate variation on costs (R$ 3 billion); (ii) external effect (Platts index) on the basis of iron ore royalties (R$ 656 million); (iii) increase in services and materials costs (R$ 3.5 billion) and (iv) increase in maintenance costs (R$ 2.7 billion) acquisition of iron ore from third parties (R$ 1.1 billion) and fuel (R$ 1 billion). These effects were partially offset by lower sales volumes (R$ 10 billion).

In the ferrous minerals segment, the reduction in costs is mainly due to the lower sales volume, partially offset by the increase in iron ore acquisitions from third parties, royalties for the increase in the Platts index in the period, higher maintenance costs and demurrage by effect of higher rainfall in the northern system.

In the base metals segment, the increase is mainly due to reduced production due to operational problems in VNC and scheduled and unscheduled maintenance shutdowns at Copper Cliff refineries in Sudburry, Clydach in Matsusaka and Long Harbor, and in operations of Sossego. Likewise, Onça Puma resumed mining operations (suspended since September 2017) and nickel processing activities (suspended since June 2019), after the favorable decision of the Supreme Court ("STF") in September 2019.

Costs related to the coal segment were impacted by higher operating costs with services and maintenance due mainly to technical issues in the design and operation of assets related to this segment.

2018 x 2017

As of December 31, 2018, the total cost of products and services sold (excluding depreciation) totaled R$ 69.482 billion compared to R$ 56.131 billion on December 31, 2017. The increase of R$ 13.351 billion or 23.8% is due to (i) the negative effect of the exchange rate variation on costs (R$ 5.0 billion); (ii) increase in sea freight costs (R$ 2.3 billion); (iii) increase in the iron ore royalty rate (R$ 1 billion); and (iv) increase in costs of materials and services (R$ 900 million) and fuel (R$ 1 billion). In the ferrous minerals segment, the increase in costs is mainly due to the increase in the royalty rate, the effect of the truckers’ strike in the second quarter of 2018, fuel costs and Spot freight rates. In the base metals segment, the increase was mainly due to reduced production due to a longer maintenance stop than planned at the Coleman mine. The costs related to the coal segment were impacted by the increase in the tariff of the Nacala Logistic Corridor, which was in force for the entire year in 2018, but only partially throughout 2017, due to the conclusion of the sale of the Nacala Logistic Corridor. Pre-operating and operational stoppage expenses As of December 31, 2019, pre-operating and operational stoppage expenses totaled R$ 4.559 billion compared to R$ 984 million on December 31, 2018. The increase of R$ 3.575 billion is mainly due to the operational stoppage resulting from the Brumadinho event (R$ 3.939 billion), partially offset by the conclusion of the ramp-up of the S11D project. As of December 31, 2018, pre-operating and operational stoppage expenses totaled R$ 984 billion compared to R$ 1.317 million on December 31, 2017. The reduction of R$ 333 million is mainly due to the ramp-up of the S11D project, in which there was an increase in the production curve and a reduction in the percentage allocated to idleness.

Impairment and disposal of non-current assets

Segments by asset class (In billions of Reais)	2019	2018	Year Ended December 31 2017
Fixed Assets and intangible assets			
Base Metals – Nickel	10.319	-	0.428
Coal	6.949		
Other assets	0.487	0.713	0.455
Impairment of noncurrent assets	**17.755**	**0.713**	**0.883**
Onerous contracts	0.987	1.527	-
Disposal of non-current assets	2.020	1.283	0.142
Impairment and disposals of non-current assets	**20.762**	**3.523**	**1.025**

As of December 31, 2019, expenses with impairment of assets and disposals of non-current assets totaled R$ 20.762 billion, compared to R$ 3.523 billion on December 31, 2018. The increase of R$ 17.239 billion is mainly due to (i) impairment loss due to the reduction in the expected levels of refined nickel production from the New Caledonia operations (R$ 10.319 billion), (ii) impairment loss due to the revision of the expected productivity for metallurgical and thermal coal (R$ 6.949 million), and (iii) asset write-offs related to the Córrego do Feijão mine and other upstream dams in Brazil (R$ 904 million).

As of December 31, 2018, expenses for impairment of assets and disposals of non-current assets totaled R$ 3.523 billion compared to R$ 1.025 billion on December 31, 2017. The increase of R$ 2.498 billion is due to (i) the revision of the biological assets business plan in relation to the reduction in the expected operational capacity for these assets (R$ 713 million), (ii) the revision of the expected production volume and sales of iron ore in the Midwest system in relation to some long-term contracts for river transportation and port service, which have a guaranteed minimum volume (R$ 1.527 billion) and (iii) a reduction of R$ 1.141 billion, mainly as a result review of non-viable projects and operating assets written off due to sale or obsolescence.

Financial results, net

As of December 31, 2019, the net financial results totaled a loss of R$ 13.446 billion compared to a loss of R$ 18.058 billion on December 31, 2018. The reduction of R$ 4.612 billion, or 25.5%, is mainly due to the reduction in foreign exchange losses on loans and financing. The main components of the net financial result in 2019 were: (i) financial expenses (R$ 14.973 billion), (ii) loss from monetary and exchange variations of (R$ 1.491 billion), (iii) financial income (R$ 2.092 billion)) and (iv) gain from derivative financial instruments of (R$ 926 million).

- The fair value effect of derivatives represented a gain of R$ 926 million in 2019 compared to a loss of R$ 1.006 billion in 2018. The following are the derivative operations by program:
    - Loans and borrowings protection program - the Company recognized a gain of R$ 154 million in 2019 compared to a loss of R$ 1.054 billion in 2018. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in Reais linked to the interest rates of the protected debts.

•Cash flow protection program for the purchase of fuel oil, gasoil and Brent - the Company recognized a gain of R$ 158 million in 2019 compared to a gain of R$ 16 million in 2018. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company’s cash flow, operations were carried out to protect this input, through the contracting of options. oBasic metal products and inputs protection program - the Company recognized a gain of R$ 222 million in 2019 compared to a loss of R$ 99 million in 2018. • The Company recognized a loss of R$ 1.635 billion in 2019 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 1.970 billion in 2018. • The net foreign exchange losses on loans and financing recognized by the Company were R$ 491 million in 2019 compared to a loss of R$ 9.721 billion in 2018, due to the depreciation of the real against the dollar and the adoption of Net investment in foreign operations. Since January 1st, 2019, exchange rate differences arising from some long-term loans payable to Vale International SA are recognized in other comprehensive income, under “Accumulated translation adjustments”, and will be reclassified from equity to income at the time the disposal or partial disposal of the net investment. As of December 31, 2018, the net financial result recorded a loss of R$ 18.058 billion compared to a loss of R$ 9.650 billion on December 31, 2017. The increase of R$ 8.408 billion or 87.1% is due mainly to monetary and exchange losses. The main components of the net financial result in 2018 were: (i) financial expenses (R$ 8.394 billion), (ii) losses on derivatives (R$ 1.006 billion) and (iii) loss from monetary and exchange variations (R$ 10.207 billion). • The effect of the derivatives’ fair value represented a loss of R$ 1.006 billion in 2018 compared to a gain of R$ 1.460 billion in 2017. The following are the derivative operations by program: oLoans and financing protection program - the Company recognized a loss of R$ 1.054 billion in 2018 compared to a gain of R$ 853 million in 2017. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in Reais linked to the interest rates of the protected debts. oCash flow protection program for the purchase of fuel oil - the Company recognized a gain of R$ 16 million in 2018 compared to a loss of R$ 258 million in 2017. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company’s cash flow, operations were carried out to protect this input, through the contracting of options. oBasic metal products and inputs protection program - the Company recognized a loss of R$ 99 million in 2018 compared to a gain of R$ 97 million in 2017.

• The Company recognized a loss of R$ 1.970 billion in 2018 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 630 million in 2017. • Net exchange losses on recognized loans and financing were R$ 9.721 billion in 2018 compared to a loss of R$ 802 million in 2017, due to the depreciation of the real against the dollar. Equity results and other results in associates and joint ventures The equity results and other results in associates and joint ventures totaled a loss of R$ 2.684 billion in 2019 compared to a loss of R$ 693 million in 2018, mainly due to (i) recognition of the provision of R$ 1.963 billion to mitigate and offset the impacts of the Samarco Mineração SA Fundão’s dam rupture (“Samarco”), whose provision is the present value of the revised estimate in relation to Vale’s responsibilities to support the Renova Foundation and is equivalent to 50% of Samarco’s additional obligations over the next 11 years, (ii) the recognition of a provision of R$ 993 million for the decommissioning of the Germano dam, owned by Samarco and (iii) the current value adjustment of R$ 630 million in investments in the coal business, partially offset by the positive equity results of associates and joint ventures. For more information on the liabilities related to the participation in associates and joint ventures, see item 10.3 of the Reference Form. The equity results and other results in associates and joint ventures totaled a loss of R$ 693 million in 2018, compared to a loss of R$ 277 million in 2017, mainly due to the loss of R$ 315 million related to the investment of Company at Samarco resulting from the additional provision recognized in 2018, partially offset by the positive equity income of associates and joint ventures. Income taxes On December 31, 2019, the Company recorded income tax income of R$ 2.509 billion, compared to an income of R$ 966 million on December 31, 2018. The variation of R$ 1.543 billion is mainly due to the recognition of deferred income tax assets arising from a temporary difference in the provisions related to the Brumadinho event. On December 31, 2018, the Company recorded income tax income of R$ 966 million, compared to an expense of R$ 4.607 billion on December 31, 2017. The variation of R$ 5.573 billion is mainly due to the recognition of deferred income tax assets arising from tax losses of its subsidiary abroad that had not been previously recognized.

Discontinued operations

The results of the exercise of discontinued operations in the fertilizer segment are shown below:

	Year ended December 31	
(In billions of Reais)	2018	2017
Result of discontinued operations		
Net operating revenue	0.397	5.572
Cost of goods sold and services rendered	(0.393)	(5.124)
Operating expenses	(0.015)	(0.450)
Impairment of non-current assets	(0.415)	(2.833)
Operating loss	**(0.426)**	**(2.835)**
Financial results, net	(0.018)	(0.089)
Equity results in affiliates and joint ventures	-	(0.008)
Loss before income taxes	**(0.444)**	**(2.932)**
Income taxes	0.134	0.324
Loss from discontinued operations	**(0.310)**	**(2.608)**
Loss attributable to non-controlling interests	-	(0.022)
Loss attributable to Vale's stockholders	**(0.310)**	**(2.586)**

a) Fertilizers (Discontinued Operations)

In January 2018, the Company and The Mosaic Company ((“Mosaic”) completed the transaction to sell: (i) phosphate assets located in Brazil, except assets located in Cubatão, Brazil, (ii) control at Campañia Minera Miski Mayo SAC, in Peru, (iii) the potash assets located in Brazil and (iv) the potash projects in Canada and the Company received R$ 3.495 billion (US$ 1.080 billion) paid in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s outstanding common shares after the issue of these shares (R$ 2.907 billion (US$ 899 million), based on the share price of Mosaic on the closing date of the transaction) and a loss of R$ 184 million was recognized in the income statement for discontinued operations for the year ended December 31, 2018.

The shares received from Mosaic were accounted for as a financial instrument measured at fair value through comprehensive income. In the fiscal year ended on December 31, 2018, the Company recognized a gain of R$ 275 million, as “Adjustment to the fair value of investment in shares” in other comprehensive income.

Net fertilizer assets were adjusted to reflect fair value less cost to sell and a loss in 2017 of R$ 2.325 billion was recognized in the statement of income for discontinued operations for the year ended December 31, 2017.

b) Cubatão (part of the fertilizer business) On November 2017, the Company entered into an agreement with Yara International ASA (“Yara”) to sell assets located in Cubatão, Brazil. In May 2018, the transaction was completed and the Company received R$ 882 million (US$ 255 million) paid in cash, and a loss of R$ 231 million was recognized in the second quarter of 2018, in the statement of operations discontinued. As a consequence, the net assets were adjusted to reflect the fair value less the cost of sale, and a loss of R$ 508 million was recognized in the operating income statement as of December 31, 2017.

Analysis of balance sheet variations on December 31, 2019, 2018 and 2017

Assets (In billions of Reais)	12/31/2019	AV (%)[1]	12/31/2018	AV (%)[1]	12/31/2017	AV (%)[1]	Variation 2019 x 2018 R$	Variation 2019 x 2018 %	Variation 2018 x 2017 R$	Variation 2018 x 2017 %
Current										
Cash and cash equivalents	29.627	8.0	22.413	6.6	14.318	4.4	7.214	32.2	8.095	56.5
Short-term investments	3.329	0.9	0.125	0.0	0.061	0.0	3.204	2.563,2	0.064	104.9
Accounts receivable	10.195	2.8	10.261	3.0	8.602	2.6	(0.066)	(0.6)	1.659	19.3
Other financial assets	3.062	0.8	1.558	0.5	6.628	2.0	1.504	96.5	(5.070)	(76.5)
Inventories	17.228	4.7	17.216	5.0	12.987	4.0	0.012	0.1	4.229	32.6
Prepaid income taxes	1.492	0.4	2.104	0.6	2.584	0.8	(0.612)	(29.1)	(0.480)	(18.6)
Recoverable taxes	2.227	0.6	3.422	1.0	3.876	1.2	(1.195)	(34.9)	(0.454)	(11.7)
Others	1.538	0.4	2.157	0.6	1.780	0.5	(0.619)	(28.7)	0.377	21.2
Non-current assets held for sale	-	-	-	-	11.865	3.6	-	-	(11.865)	(100.0)
	68.698	**18.6**	**59.256**	**17.3**	**50.836**	**15.5**	**9.442**	**15.9**	**8.420**	**16.6**
Non-current										
Judicial deposits	12.734	3.4	6.649	1.9	6.571	2.0	6.085	91.5	0.078	1.2
Other financial assets	10.969	3.0	12.180	3.6	10.690	3.3	(1.211)	(9.9)	1.490	13.9
Prepaid income taxes	2.407	0.7	2.107	0.6	1.754	0.5	0.300	14.2	0.353	20.1
Recoverable taxes	2.446	0.7	2.913	0.9	2.109	0.6	(0.467)	(16.0)	0.804	38.1
Deferred income taxes	37.151	10.0	26.767	7.8	21.959	6.7	10.384	38.8	4.808	21.9
Others	1.998	0.5	1.015	0.3	0.882	0.3	0.983	96.8	0.133	15.1
	67.705	**18.3**	**51.631**	**15.1**	**43.965**	**13.4**	**16.074**	**31.1**	**7.666**	**17.4**
Investments	11.278	3.1	12.495	3.7	11.802	3.6	(1.217)	(9.7)	0.693	5.9
Intangibles	34.257	9.3	30.850	9.0	28.094	8.6	3.407	11.0	2.756	9.8
Property, plant and equipment	187.733	50.8	187.481	54.9	181.535	55.3	0.252	0.1	5.946	3.3
	300.973	**81.4**	**282.457**	**82.7**	**265.396**	**80.9**	**18.516**	**6.6**	**17.061**	**6.4**
Total assets	**369.671**	**100.0**	**341.713**	**100.0**	**328.097**	**100.0**	**27.958**	**8.2**	**13.616**	**4.1**

(1) In relation to total assets.

Liabilities and stockholders' equity (In billions of Reais)	12/31/2019	AV (%)'	12/31/2018	AV (%)'	12/31/2017	AV (%)'	Variation 2019 x 2018 R$	Variation 2019 x 2018 %	Variation 2018 x 2017 R$	Variation 2018 x 2017 %
Current										
Suppliers and contractors	16.556	4.5	13.610	4.0	13.367	4.1	2.946	21.6	0.243	1.8
Loans and borrowings	4.895	1.3	3.889	1.1	5.633	1.7	1.006	25.9	(1.744)	(31.0)
Leases	0.910	0.2	-	-	-	-	-	-	-	-
Other financial liabilities	4.328	1.2	6.213	1.8	3.260	1.0	(1.885)	(30.3)	2.953	90.6
Taxes payable	2.065	0.6	1.659	0.5	1.878	0.6	0.406	24.5	(0.219)	(11.7)
Settlement program ("REFIS")	1.737	0.5	1.673	0.5	1.604	0.5	0.064	3.8	0.069	4.3
Liabilities related to associates and joint ventures	2.079	0.6	1.120	0.3	1.080	0.3	0.959	85.6	0.040	3.7
Provisions	4.956	1.3	5.278	1.5	4.610	1.4	(0.322)	(6.1)	0.668	14.5
Liabilities related to Brumadinho	6.319	1.7	-	-	-	-	6.319	-	-	-
De-characterization of dams	1.247	1.7	-	-	-	-	1.247	-	-	-
Interest on capital	6.333	1.7	-	-	4.742	1.4	6.333	-	(4.742)	(100.0)
Others	4.381	1.2	1.843	0.5	3.284	1.0	2.538	137.7	(1.441)	(43.9)
Liabilities related to non-current assets held for sale	-	-	-	-	3.899	1.2	-	-	(3.899)	(100.0)
	55.806	**15.1**	**35.285**	**10.3**	**39.458**	**12.0**	**20.521**	**58.2**	**(4.173)**	**(10.6)**
Non-current										
Loans and borrowings	47.730	12.9	56.039	16.4	68.759	21.0	(8.309)	(14.8)	(12.720)	(18.5)
Leases	6.308	1.7	-	-	-	-	6.308	-	-	-
Other financial liabilities	17.622	4.8	11.155	3.3	9.575	2.9	6.467	58.0	1.580	16.5
Settlement program ("REFIS")	14.012	3.8	15.179	4.4	16.176	4.9	1.167	7.7	(0.997)	(6.2)
Deferred income taxes	7.585	2.1	5.936	1.7	5.687	1.7	1.649	27.8	0.249	4.4
Provisions	34.233	9.3	27.491	8.0	23.243	7.1	6.742	24.5	4.248	18.3
Liabilities related to Brumadinho	5.703	1.5	-	-	-	-	5.703	-	-	-
De-characterization of dams	8.787	2.4	-	-	-	-	8.787	-	-	-
Liabilities related to associates and joint ventures	4.774	1.3	3.226	0.9	2.216	0.7	1.548	48.0	1.010	45.6
Streaming transactions	8.313	2.2	8.886	2.6	6.117	1.9	(0.573)	(6.4)	2.769	45.3
Others	1.649	0.4	4.833	1.4	4.861	1.5	(3.184)	(65.9)	(0.028)	(0.6)
	156.716	**42.4**	**132.745**	**38.8**	**136.634**	**41.6**	**23.971**	**18.1**	**(3.889)**	**(2.8)**
Total Liabilities	**212.522**	**57.5**	**168.030**	**49.2**	**179.991**	**54.9**	**44.492**	**26.5**	**(11.961)**	**(6.6)**
Stockholders' Equity										
Equity attributable to Vale's stockholders	161.480	43.7	170.403	49.9	143.758	43.8	(8.923)	(5.2)	26.645	18.5

Equity attributable to noncontrolling interests Total stockholders’ equity Total liabilities and stockholders’ equity (4.331) 157.149 369.671 (1.2) 42.5 100.0 3.280 173.683 341.713 1.0 50.8 100.0 4.348 148.106 328.097 1.3 45.1 100.0 (7.611) (16.534) 27.958 (232.0) (9.5) 8.2 (1.068) 25.577 13.616 (24.6) 17.3 4.1 (1) Relative to total liabilities and stockholders’ equity.

Assets Cash and cash equivalents As of December 31, 2019, the balance of cash and cash equivalents totaled R$ 29.627 billion, compared to R$ 22.413 billion on December 31, 2018. The increase of R$ 7,214 billion or 32.2% is mainly due to (i) the increase in operating cash generation due to higher average prices realized in the ferrous minerals segment and (ii) the decrease in the flow of debt payments. As of December 31, 2018, the balance of cash and cash equivalents totaled R$ 22.413 billion, compared to R$ 14.318 billion on December 31, 2017. The increase of R$ 8.095 billion or 56.5% is mainly due to the following factors: (i) increase in operating cash generation in 2018 and (ii) cash receipt from the sale of assets from fertilizer operations and Nacala Project Finance in the amount (R$ 8.434 billion) and conclusion of the transaction for the sale of cobalt flows. Short-term investments As of December 31, 2019, the balance of short-term investments totaled R$ 3.329 billion, compared to R$ 125 million on December 31, 2018. The increase of R$ 3.204 billion is mainly due to the financial investments in floating interest rate securities (“Tesouro SELIC”, ex-LFT) indexed to the variation of the SELIC rate, the basic interest rate of economy. As of December 31, 2018, the balance of short-term investments totaled R$ 125 million, compared to R$ 61 million on December 31, 2017. The increase of R$ 64 million is mainly due to the appreciation of the US dollar against the real in 2018. Accounts receivable As of December 31, 2019, the balance of accounts receivable totaled R$ 10.195 billion, remaining in line with the balance of R$ 10.261 billion on December 31, 2018. As of December 31, 2018, the balance of accounts receivable totaled R$ 10.261 billion compared to R$ 8.602 billion on December 31, 2017. The increase of R$ 1.659 billion or 19.3% is due to the following factors: (i) higher average prices realized in 2018, (ii) appreciation of the US dollar against the real in 2018 and (iii) higher volumes of ore sold iron and pellets in 2018.

Other financial assets Current As of December 31, 2019, the balance of other financial assets totaled R$ 3.062 billion compared to R$ 1.558 billion on December 31, 2018. The increase of R$ 1.504 billion or 96.5% is due to the position of assets related to derivative financial instruments. As of December 31, 2018, the balance of other financial assets totaled R$ 1.558 billion compared to R$ 6.689 billion on December 31, 2017. The reduction of R$ 5.131 billion or 76.7% is due to the receipt in 2018 of Nacala Project Finance. Non-current As of December 31, 2019, the balance of other financial assets totaled R$ 10.969 billion compared to R$ 12.180 billion on December 31, 2017. The reduction of R$ 1.211 billion or 9.9% is due to the variation in the market value of the shares of The Mosaic Company (“Mosaic”) held by the Company (R$ 898 million). As of December 31, 2018, the balance of other financial assets totaled R$ 12.180 billion compared to R$ 10.690 billion on December 31, 2017. The increase of R$ 1.490 billion or 13.9% is due to the receipt of Mosaic’s shares as part of the sale of Fertilizer operations. Inventories As of December 31, 2019, the inventory balance totaled R$ 17.228 billion, remaining in line with the balance of R$ 17.216 billion on December 31, 2018. As of December 31, 2019, the inventory balance totaled R$ 17,228 billion, remaining in line with the balance of R$ 17,216 billion on December 31, 2018. The increase of R$ 4.229 billion, or 32.6%, is mainly due to (i) higher volumes of ferrous minerals produced and stored in 2018, especially in international inventories due to the iron ore blending strategy in China and (ii) higher freight costs in 2018. Recoverable taxes Current As of December 31, 2019, the balance of recoverable taxes totaled R$ 2.227 billion compared to R$ 3.422 billion on December 31, 2018. The reduction of R$ 1.195 billion, or 34.9%, is due to the provision for losses realized on ICMS credits and the use of PIS/COFINS credits to offset income tax.

As of December 31, 2018, the balance of recoverable taxes totaled R$ 3.422 billion compared to R$ 3.876 billion on December 31, 2017. The reduction of R$ 454 million or 11.7% is due to the use of PIS/COFINS credits to offset source income tax. Non-current As of December 31, 2019, the balance of recoverable taxes totaled R$ 2.446 billion compared to R$ 2.913 billion on December 31, 2018. The reduction of R$ 467 million or 16.0% is mainly due to the transfer to PIS/COFINS credits from current acquisitions of fixed assets. As of December 31, 2018, the balance of recoverable taxes totaled R$ 2.913 billion compared to R$ 2.109 billion on December 31, 2017. The increase of R$ 804 million or 38.1% is mainly due to PIS/COFINS credits arising from the acquisition of fixed assets. Non-current assets held for sale As of December 31, 2017, the balance of non-current assets held for sale totaled R$ 11.865 billion, related to the operation of the fertilizer segment. The Nacala operation was completed during the year ended December 31, 2017. Judicial deposits As of December 31, 2019, the balance of judicial deposits totaled R$ 12.734 billion compared to R$ 6.649 billion on December 31, 2018. The increase of R$ 6.085 billion or 91.5% is mainly due to the judicial deposits made by the Company in 2019 in relation to the Brumadinho event (R$ 5.976 billion). On December 31, 2018, the balance of judicial deposits totaled R$ 6.649 billion, remaining in line with the balance of R$ 6.571 billion on December 31, 2017. Deferred income taxes As of December 31, 2019, the balance of deferred taxes on profit totaled R$ 37.151 billion compared to R$ 26.767 billion on December 31, 2018. The increase of R$ 10.384 billion or 38.8% is mainly due to the recognition of deferred income tax arising from a temporary difference in the provisions related to the Brumadinho event. As of December 31, 2018, the balance of deferred taxes on profit totaled R$ 26.767 billion compared to R$ 21.959 billion on December 31, 2017. The increase of R$ 4.808 billion or 21.9% is mainly due to the recognition of deferred income tax assets arising from tax losses of a foreign subsidiary.

Intangibles As of December 31, 2019, the balance of intangibles totaled R$ 34.257 billion compared to R$ 30.850 billion on December 31, 2018. The increase of R$ 3.407 billion or 11% is mainly due to the acquisition of New Steel and the investments made to duplicate the Estrada de Ferro Carajás railway (concession), to meet the flow of the S11D project. As of December 31, 2018, the balance of intangibles totaled R$ 30.850 billion compared to R$ 28.094 billion on December 31, 2017. The increase of R$ 2.756 billion or 9.8% is mainly due to the investments made to duplicate the Estrada de Ferro Carajás railway (concession), to meet the flow of the S11D project. Property, plant and equipment On December 31, 2019, the balance of property, plant and equipment totaled R$ 187.733 billion, remaining in line with the balance of R$ 187.481 billion on December 31, 2018. The disposals, impairment and depreciation for the year were offset by additions and the adoption of IFRS 16. As of December 31, 2018, the balance of property, plant and equipment totaled R$ 187.481 billion compared to R$ 181.535 billion on December 31, 2017. The increase of R$ 5.946 billion or 3.3% is due to the appreciation of the dollar against the real in 2018. The write-offs and depreciation for the year were offset by the additions. Liabilities Suppliers and contractors As of December 31, 2019, the balance of suppliers and contractors totaled R$ 16.556 billion compared to R$ 13.610 billion on December 31, 2018. The increase of R$ 2.946 billion or 21.6% is due to the Company’s strategy of anticipating payments in the last quarter of 2018 in the approximate amount of R$ 1.8 billion, coupled with the provision in 2019 of the MRS Logística SA (“MRS”) “take or pay” payment, in the approximate amount of R$ 600 million. As of December 31, 2018, the balance of suppliers and contractors totaled R$ 13.610 billion, remaining in line with the balance of R$ 13.367 billion on December 31, 2017. Loans and borrowings Current and non-current As of December 31, 2019, the balance of loans and borrowings totaled R$ 52.625 billion compared to R$ 59.928 billion on December 31, 2018. The reduction of R$ 7.303 billion, or 12.2%, is due to payments, net of funding and the positive effect of the exchange rate variation.

As of December 31, 2018, the balance of loans and borrowings totaled R$ 59.928 billion compared to R$ 74.392 billion on December 31, 2017. The reduction of R$ 14.464 billion or 19.4% is due to payments, net of funding and the positive effect of the exchange rate variation. Leases Current and non-current As of December 31, 2019, the lease balance totaled R$ 7.218 billion, the balance of which arises from the adoption of IFRS 16/CPC 06 (R2), using the retrospective approach with the cumulative effect, recognized in date of initial application. Accordingly, comparative information has not been restated and continues to be disclosed in accordance with IAS 17/CPC 06 (R1) and related interpretations. For more information on the adoption of IFRS 16/CPC 06 (R2), see item 10.4 of the Reference Form. Other financial liabilities Current As of December 31, 2019, the balance of other financial liabilities totaled R$ 4.328 billion compared to R$ 6.213 billion on December 31, 2018. The reduction of R$ 1.885 billion or 30.3% is due to the following factors: (i) reduction in the position of liabilities related to derivative financial instruments (R$ 1.444 billion) and (ii) reduction in exchange rate and interest on the loan in foreign currency with Pangea Emirates Ltd (“Pangea”), a company of the Company’s group of shareholders, which holds a 15% interest in Vale Moçambique S.A. (R$ 441 million) As of December 31, 2018, the balance of other financial liabilities totaled R$ 6.213 billion compared to R$ 3.260 billion on December 31, 2017. The increase of R$ 2.953 billion or 90.6% is due to the following factors: (i) increase in the position of liabilities related to derivative financial instruments (R$ 1.477 billion) and (ii) increase in the exchange rate and interest on the loan in foreign currency with Pangea (R$ 1.476 billion). Non-current As of December 31, 2019, the balance of other financial liabilities totaled R$ 17.622 billion compared to R$ 11.155 billion on December 31, 2018. The increase of R$ 6.467 billion or 58.0% is mainly due to the variation in the market value of participatory debentures, resulting in an increase in the fair value of this financial instrument (R$ 4.962 billion). As of December 31, 2018, the balance of other financial liabilities totaled R$ 11.155 billion compared to R$ 9.575 billion on December 31, 2017. The increase of R$ 1.580 billion or 16.5% is mainly due to the variation in the market value of the participatory debentures, resulting in an increase in the fair value of this financial instrument. Deferred income taxes As of December 31, 2019, the balance of deferred income taxes totaled R$ 7.585 billion compared to R$ 5.936 billion on December 31, 2018. The increase of R$ 1.649 billion or 27.8% is due to the effect of the appreciation of the dollar against the real and the recording of deferred income tax on the capital gain from the acquisition of New Steel Global N.V. (“New Steel”). As of December 31, 2018, the balance of deferred income taxes totaled R$ 5.936 billion compared to R$ 5.687 billion on December 31, 2017. The increase of R$ 249 million or 4.4% is due to the effect of the appreciation of the US dollar against the real. Liabilities related to associates and joint ventures As of December 31, 2019, the balance of the provision related to participation in associates and joint ventures totaled R$ 6.853 billion compared to R$ 4.346 billion on December 31, 2018. For more information on the liabilities related to the participation in associates and joint ventures, see item 10.3 of the Reference Form. As of December 31, 2018, the balance of the provision totaled R$ 4.346 billion compared to R$ 3.296 billion on December 31, 2017. The increase of R$ 1.050 billion or 31.8% is mainly related to the revision of the cost estimates needed to repair and offset the impacts resulting from the Fundão dam rupture. Provisions Current and non-current As of December 31, 2019, the balance of provisions totaled R$ 34.233 compared to R$ 27.491 million on December 31, 2018. The increase of R$ 6.742 billion or 24.5% is due to the following factors: (i) provision of onerous contracts related to costs with long-term contracts in the Midwest system for river transportation and port service, which have a guaranteed minimum volume (R$ 1.003 billion), (ii) revision in cash flow estimates on asset retirement obligations (R$ 3.585 billion), (iii) reduction in the pension fund’s discount rate (R$ 1.321 billion) and (iv) change of prognosis to probable civil lawsuit related to indemnity for material damages due to the fall of ship unloaders from the Praia Mole Terminal - ES (R$ 515 million). As of December 31, 2018, the balance of provisions totaled R$ 27.491 compared to R$ 23.243 million on December 31, 2017. The increase of R$ 4.248 billion or 18.3% is due to the following factors: (i) provision of onerous contracts related to the costs of long-term contracts in the Midwest system for river transportation and port service, which have a guaranteed minimum volume and (ii) revision of cash flow estimates on asset retirement obligations.

Liabilities related to Brumadinho For more information on liabilities related to Brumadinho, see item 10.3 of the Reference Form. De-characterization of dams For more information on the liabilities related to the de-characterization of the dams, see item 10.3 of the Reference Form. Equity attributable to controlling stockholders On December 31, 2019, the Company presented an equity attributable to controlling stockholders of R$ 161.480 billion, compared to R$ 170.403 billion on December 31, 2018. The reduction of R$ 8.923 billion or 5.2% is mainly due to the Company’s net loss of R$ 6.672 billion and the decision to pay interest on equity in the total amount of R$ 7.253 billion. These effects were partially offset by the positive currency conversion effect in the amount of R$ 4.625 billion. On December 31, 2018, a Company presented an equity attributable to controlling stockholders of R$ 170.403 billion, compared to R$ 143.758 billion on December 31, 2017. The increase of R$ 26.645 billion, or 18.5%, is mainly due to (i) the Company’s net income of R$ 25.657 billion and (ii) the positive effect of currency conversion in the amount of R$ 14.132 billion. These effects were partially offset by (i) the advance payment of dividends and interest on equity in the total amount of R$ 7.694 billion and (ii) the repurchase program for common shares and ADSs in the amount of R$ 3.858 billion.

Analysis of changes in cash flows for the years ended December 31, 2019, 2018 and 2017

The following table shows the amounts related to the consolidated cash flow statements for the years ended December 31, 2019, December 31, 2018 and December 31, 2017:

(In billions of Reais)	2019	Variation (%)	2018	Variation (%)	Year Ended December 31 2017
Cash flow from operations:					
Income (loss) before income taxes from continuing operations	(11.206)	(144.6)	25.118	0.9	24.885
Adjustments to consolidate net profit with revenues from operational activities	58.488	156.5	22.802	51.1	15.086
Net cash provided by operating activities	**47.282**	**(1.3)**	**47.920**	**19.9**	**39.971**
Net cash used in investing activities	**(26.540)**	**2,772.3**	**(0.924)**	**(91.4)**	**(10.690)**
Net cash used in financing activities	**(14.884)**	**(63.3)**	**(40.529)**	**44.6**	**(28.031)**
Net cash used in discontinued operations	-	(100.0)	(0.157)	(80.8)	(0.817)
Increase in cash and cash equivalents	**5.858**	**(7.2)**	**6.310**	**1,357.3**	**0.433**
Cash and cash equivalents at the beginning of the year	22.413	56.5	14.318	3.1	13.891
Effect of exchange rate changes on cash and cash equivalents	1.356	(37.5)	2.170	5,610.5	0.038
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	-	(100.0)	(0.385)	775.0	(0.044)
Cash and cash equivalents at end of the year	**29.627**	**32.2**	**22.413**	**56.5**	**14.318**

Net cash provided by operating activities

Cash flow from operating activities totaled R$ 47.920 billion in 2019, in line with the amount of R$ 47.282 billion in 2018.

Cash flow from operating activities increased 19.9%, from R$ 39.971 billion in 2017 to R$ 47.920 billion in 2018, mainly due to the following factors: (i) increase in operating cash generation in 2018 due to the increase in volumes sold of iron ore and pellets, (ii) higher average realized prices in the ferrous minerals segment and (iii) the conclusion of the operation to sell cobalt flows.

Net cash used in investing activities

The cash flow invested in the Company's investment activities for the year ended December 31, 2019 totaled R$ 26.540 billion, compared to R$ 924 million in the same period in 2018, due to: (i) acquisition of subsidiaries (R$ 3.513 billion), (ii) judicial deposits related to Brumadinho (R$ 6.169 billion) and (iii) financial investments in SELIC Treasury (R$ 3.408 billion).

The cash flow applied in the Company's investment activities for the year ended December 31, 2018 totaled R$ 924 million, compared to R$ 10.690 billion in the same period in 2017, due to the receipt of cash from the sale of the assets of the operations of fertilizers and Nacala Project Finance in the amount (R$ 8.434 billion).

Net cash used in financing activities Cash flow from financing activities for the year ended December 31, 2019 totaled R$ 14.884 billion, compared to R$ 40.529 billion in 2018, mainly due to (i) non-remuneration to shareholders as a result of the Brumadinho, (ii) repurchase of MBR shares (R$ 3.310 billion) and (iii) lower funding and payments of loans and net financing (R$ 9.988 billion). Cash flow from financing activities for the year ended December 31, 2018 totaled R$ 40.529 billion, compared to R$ 28.031 billion in 2017, mainly due to the increase in shareholder compensation (R$ 7.748 billion), (ii) share buyback, in the amount (R$ 3.858 billion) and (iii) lower borrowing and financing (R$ 1.639 billion).

10.2 - The officers should comment on:

a. results of the issuer's operations, in particular

i. description of any key components of revenue

Vale's revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. A quarterly production report is available on the Company's website (www.vale.com).

The following table summarizes, for the periods indicated, the distribution of Vale's net revenues based on the geographical location of its customers.

						Year Ended December 31
(In billions of Reais)	2019	%	2018	%	2017	%
North America	**8.097**	**5.4**	**7.346**	**5.5**	**7.399**	**6.8**
USA	5.271	3.546	4.937	3.7	4.183	3.9
Canada	2.826	1.901	2.409	1.8	3.216	3.0
South America	**15.718**	**10.6**	**14.849**	**11.0**	**13.210**	**12.2**
Brazil	13.196	8.9	11.860	8.8	11.091	10.2
Others	2.522	1.7	2.989	2.2	2.119	2.0
Asia	**95.786**	**64.4**	**79.825**	**59.4**	**64.129**	**59.1**
China	72.405	48.7	56.283	41.9	44.847	41.3
Japan	10.272	6.9	10.066	7.5	7.836	7.2
South Korea	5.070	3.4	4.772	3.5	4.482	4.1
Taiwan	3.763	2.5	1.882	1.4	2.231	2.1
Others	4.276	2.9	6.822	5.1	4.733	4.4
Europe	**20.492**	**13.8**	**22.374**	**16.6**	**17.570**	**16.2**
Germany	6.653	4.5	6.058	4.5	4.414	4.1
France	2.038	1.4	2.412	1.8	1.761	1.6
United Kingdom	0.660	0.4	1.147	0.9	1.106	1.0
Italy	1.408	0.9	2.029	1.5	1.673	1.5
Others	9.733	6.5	10.728	8.0	8.616	7.9
Other countries	**8.547**	**5.8**	**10.089**	**7.5**	**6.224**	**5.7**
Net Revenue	**148.640**	**100.0**	**134.483**	**100.0**	**108,532**	**100.0**

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

			Year Ended December 31
(R$/metric ton, unless otherwise indicated)	2019	2018	2017
Iron ore	345.18	244.14	205.08
Pellets	542.73	430.96	348.50
Manganese	546.21	669.75	508.42
Ferroalloys	4,180.71	4,301.94	4,322.96
Nickel	55,689.84	49,943.70	34,010.17
Copper as a nickel by-product	21,320.96	19,974.13	18,777.22
Copper	21,408.10	20,653.97	19,345.15
Coal			
Thermal coal	*232.61*	*311.79*	*227.88*
Metallurgical Coal	*675.75*	*696.04*	*550.95*

The following table summarizes the average volume sold of main products for the periods indicated.

(in thousand metric tons)	2019	2018	Year Ended December 31 2017
Iron ore	267,992	307,433	288,692
Pellets	43,199	56,592	51,775
Manganese	1,063	1,572	1,826
Ferroalloys	127	141	132
Nickel	206	236	295
Copper as a nickel by-product	122	105	143
Copper	244	274	281
Coal			
Thermal coal	*4,356*	*5,393*	*4,602*
Metallurgical Coal	*4,427*	*6,240*	*7,178*

Iron ore and pellets

Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics. Price differences arise from a number of factors, such as the iron content of specific ore deposits, the beneficiation processes required to produce the desired end product, the particle size, the moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) present in the ore. In addition, fines, granular ore and pellets usually command different prices.

Demand for iron ore and iron ore pellets is driven by global demand for crude carbon steel. Demand for crude steel, in turn, is strongly influenced by the real estate sector and global industrial production. Demand from China has been the principal driver of world demand and prices.

In 2019, the average *Platts* IODEX 62% iron ore price reference index was US$ 93.4/t, up 34% from 2018.

2019 was a year marked by supply disruptions attributed mainly to the Brumadinho event in Brazil and the impact of Cyclone Veronica in Australia, as well as record steel production in China.

Steel production in China reached a record 996 Mt in 2019, representing an 8.3% increase in the annual basis, with strong performance in the fourth quarter of 2019, driven mainly by the continued stimulus to the real estate sector, by the recovery of industrial production and less restrictions in winter

On the other hand, steel production (excluding China) decreased by 1.6% in 2019, reaching 873.6 Mt, as a result of the effect of trade tensions between the USA and China in steel-intensive sectors.

The average of the MB65% index was US$ 104.5/dmt in 2019, 15% above 2018, following the trend of the reference price. Vale’s iron ore prices are grounded in a variety of price option that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on current spot prices and average prices for specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price. The average realized price of iron ore in the fiscal year ended on December 31, 2019 was 31.6% higher, and 35.7% in relation to the average prices practiced in 2018 and 2017, respectively. The average realized price of pellets, in the fiscal year ended on December 31, 2018, was 17.2% and 26.1% higher than the average prices practiced in 2018 and 2017, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the crude carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloy prices are established on a weekly basis. Nickel Nickel is a metal traded on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE) and is mainly used in the production of stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is largely affected by the production of stainless steel, which accounted for 68% of consumption in the fiscal year ended on December 31, 2019 (68% and 69% in the years ended on December 31, 2018 and 2017, respectively). Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with their sales for non-stainless-steel applications (alloy steel, high nickel alloys, galvanizing and batteries), provide stable demand for a significant portion of its annual production. In 2019, 70% of refined nickel sales were directed to non-stainless-steel applications, compared to the average primary nickel producer industry of 32%, bringing further stability to the Company’s sales volume. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices. Copper Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME SHFE and COMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after product shipping. Global demand for copper remained relatively stable in 2019, compared to 2018. China was responsible for approximately 51% of world consumption in 2019, with the predominant use of copper in the country in the construction and electrical sectors. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to the consumption of electricity, which will continue to be driven by global economic growth, particularly in emerging economies, but, at the same time, impacted by greater emissions restrictions. Currently, metallurgical coal prices are established according to the spot reference indexes or established based on the quarterly average of the index and/or quarterly benchmark system for certain contents. The prices of thermal coal are set in spot negotiations and/or through annual contracts. In 2019 the average for seaborne coking coal was US$ 177/t, 15% below the year 2018. The main factors driving the price reduction were: weak macroeconomic results from India and Europe, resulting in the shutdown of blast furnaces, a drop in the price of coke and Chinese coking coal, impacting the international price, lower crude steel production in Japan and Australia’s stable supply. In thermal coal, the average for the Richard Bay index was $ 72/t in 2019, down 27% from 2018. The main factors driving the price reduction were: more competitive LNG prices, higher carbon emissions taxation in Europe, growth in alternative sources of energy generation, weaker seasonal demand in India, higher levels of coal stocks in China and increased production of thermal coal in Indonesia. ii. Factors that materially affected the operating results As of December 31, 2019, operating income totaled R$ 4.924 billion, compared to R$ 43.869 billion on December 31, 2018. The reduction of R$ 38.945 billion, or 88.8%, is mainly due to (i) the effects resulting from the Brumadinho event (R$ 28.818 billion) and (ii) impairment (impairment) and a decrease in non-current assets R$ 20.762 billion), partially offset by higher average prices realized and higher sales volumes of iron ore and pellets. As of December 31, 2018, operating income totaled R$ 43.869 billion, compared to R$ 34.812 billion on December 31, 2017. The increase of R$ 9.057 billion, or 26%, is mainly due to higher average prices realized and higher sales volumes of iron ore and pellets.

The Company had an operating margin of 3.3%, 32.6% and 32.1% in the fiscal years ended on December 31, 2019, 2018 and 2017, respectively.

Adjusted EBITDA of the continued operations

Management uses adjusted EBITDA for continuing operations to assess the contribution of each segment to performance and to support decisions on resource allocation. The Company's definition of adjusted EBITDA is operating profit or loss plus dividends received and interest on loans from associates and joint ventures, excluding (i) depreciation, depletion and amortization and (ii) reduction in recoverable value and write-off. non-current assets.

			Year Ended December 31
(In billions of Reais)	**2019**	**2018**	**2017**
Net operating revenue	148.640	134.483	108.532
Adjusted EBIT[1]	27.556	48.825	37.150
Adjusted EBITDA of the continued operations	42.307	61.065	48.992
Stockholders' compensation (controlling)	7.253	7.694	4.721

[1] Adjusted EBIT corresponds to adjusted EBITDA (EBITDA) plus depreciation and amortization.

The following table shows a reconciliation of EBITDA adjusted to net income (loss) from continuing operations for the years ended December 31, 2019, 2018 and 2017.

EBITDA (In billions of Reais)	Year ended December 31 2019	 2018	 2017
Net income (loss) from continuing operations attributed to Vale's stockholders	**(6.672)**	**25.967**	**20.213**
Net income (loss) attributable to non-controlling shareholders	(2.025)	0.117	0.065
Net income (loss) from continuing operations	**(8.697)**	**26.084**	**20.278**
Depreciation, depletion and amortization	14.751	12.240	11.842
Income taxes	(2.509)	(0.966)	4.607
Financial results	13.446	18.058	9.650
EBITDA	**16.991**	**55.416**	**46.377**
Items for reconciliation of adjusted EBITDA			
Equity results and other results in associates and joint ventures	2.684	0.693	0.277
Dividends received and interest from associates and joint ventures	1.870	1.433	1.313
Impairment and disposal of non-current assets	20.762	3.523	1.025
Adjusted EBITDA from continuing operations	**42.307**	**61.065**	**48.992**

b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

The results are affected in several ways by changes in the Real currency exchange rates. Changes in the closing exchange rate affect Vale's financial results, while changes in the average exchange rate affect its operating performance.

In 2019, on an annual average, the real depreciated 7.9% against the US dollar, from an exchange rate of R$ 3.66/US$ 1.00, in 2018, to R$ 3.95/US$ 1.00 in 2019. In relation to the closing exchange rate, the real depreciated 4% against the US dollar, from a closing exchange rate of R$ 3.87/US$ 1.00, on December 31, 2018, to R$ 4.03/US$ 1.00 as of December 31, 2019.

Most of the Company's revenues are expressed in US dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (44.2% on December 31, 2019), the US dollar (48.8% on December 31, 2019), Canadian dollars (5.9% on December 31, 2019), Indonesian rupees, Australian dollars, euros and others.

The net monetary and foreign exchange variation negatively affected the Company's net income by R$ 1.491 billion on December 31, 2019, mainly due to the adoption of the accounting policy for net investment in foreign operations.

The net result of currency and interest rate swaps, structured mainly to convert the debt in Reais to US dollars to protect cash flow against exchange rate volatility, produced a positive accounting effect of R$ 154 million in the fiscal year ended on December 2019. In 2018, on an annual average, the real depreciated 14.5% against the US dollar, from an exchange rate of R$ 3.19/US$ 1.00, in 2017, to R$ 3.66/US$ 1.00 in 2018. In relation to the closing exchange rate, the real depreciated 17.1% against the US dollar, from a closing exchange rate of R$ 3.31/US$ 1.00, on December 31, 2017, to R$ 3.87/US$ 1.00 as of December 31, 2018. Most of the Company’s revenues are expressed in US dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (50.6% on December 31, 2018), the US dollar (35.9% on December 31, 2018), Canadian dollars (11.2% on December 31, 2018), Indonesian rupees, Australian dollars, euros and others. The net monetary and exchange variation negatively affected the Company’s net income by R$ 10.207 billion on December 31, 2018, mainly due to the long-term dollar loan, payable to Vale International S.A. The net result of currency and interest rate swaps, structured mainly to convert the debt in Reais to US dollars to protect the cash flow against exchange rate volatility, produced a negative accounting effect of R$ 1.054 million in the fiscal year ended on December 2018. In January 2017, the Company implemented a hedge accounting for foreign exchange risk related to its net investments in Vale International and Vale Austria. The program’s objective is to mitigate the impact of exchange rate variation on the result, reducing volatility and allowing the financial result to better reflect the economic performance of society. In 2017, on an annual average, the real appreciated 8.6% against the US dollar, from an exchange rate of R$ 3.49/US$ 1.00, in 2016, to R$ 3.19/US$ 1.00 in 2017. In relation to the closing exchange rate, the real depreciated 1.5% against the US dollar, from a closing exchange rate of R$ 3.26/US$ 1.00, on December 31, 2016, to R$ 3.31/US$ 1.00 as of December 31, 2017. Most of the Company’s revenues are expressed in US dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (54.3% on December 31, 2017), the US dollar (31.1% on December 31, 2017), Canadian dollars (11.7% on December 31, 2017), Indonesian rupees, Australian dollars, euros and others. The net monetary and exchange variation negatively affected the Company’s net income by R$ 2.130 billion on December 31, 2017, mainly due to the long-term dollar loan, payable to Vale International S.A.

The net result of currency and interest rate swaps, structured mainly to convert the debt into Reais into US dollars to protect cash flow against exchange rate volatility, produced a positive accounting effect of R$ 997 million in the fiscal year ended on December 2017.

Variations in Price and Volumes

The Company's revenues are mainly affected by changes in prices, as well as changes in the volume of products sold.

As of December 31, 2019, net sales revenue from the sale of the Company's products was R$ 148.640 billion. As most of the revenue is linked to the sale of ferrous minerals, mainly iron ore and pellets, the increase in the average price realized contributes significantly to the increase in the Company's revenues. On December 31, 2018 and December 31, 2017, the revenue coming from the marketing of the Company's products was R$ 134.483 billion and R$ 108.532 billion, respectively.

The following table shows the Company's net sales revenue by segment for the periods indicated.

			Year Ended December 31
Business segment	**2019**	**2018**	**2017**
Ferrous minerals	79.9%	76.5%	74.0%
Base Metals	16.4%	18.2%	20.2%
Coal	2.7%	4.5%	4.6%
Others	1.0%	0.8%	1.2%
Total	**100.0%**	**100.0%**	**100.0%**

Sales of ferrous minerals represented 79.9%, 76.5% and 74.0% of the Company's total net operating revenue in 2019, 2018 and 2017, respectively.

Several factors influenced the prices and demand for the Company's different products, such as: (a) iron content and impurities in the products and particle size (for iron ore and pellets), (b) trends in the carbon steel market and price of the main inputs (for manganese and ferroalloys), (c) demand for steel, mainly in Asia and supply of coal, mainly in Chinese production, (d) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) (nickel) and (e) copper metal price in the final markets (for copper).

For more information on changes in the prices of the Company's products, as well as changes in volumes sold in the last three fiscal years, see item 10.2 (a) of the Reference Form.

Variations in the inflation rates

The Company's revenues are not significantly affected by inflation rates, and the main variations in operational income is attributable to price changes and volumes changes.

c. Impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate on Vale’s operating result and financial result, when relevant For information on the effects of inflation, changes in prices of the main products and the exchange rate, see item 10.2 (b) of the Reference Form. Interest Rate Vale is exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian Reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these bonds is mainly linked to the CDI (Interbank Deposit Certificate), the reference interest rate in the Brazilian interbank market and the TJLP (Long Term Interest Rate). In July 2017, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate by the end of 2021. Thus, banks will no longer be required to provide the average of these rates. The Company is evaluating the potential impact with the eventual replacement of the LIBOR interest rate. The Company uses swap operations to convert a large part of this debt to fixed rates in US dollars. On December 31, 2019, before swap operations, 19% of the debt was in Reais and the remaining 81% was in other currencies. On December 31, 2018, before swap operations, 23% of the debt was in Reais and the remaining 77% was in other currencies. On December 31, 2017, before swap operations, 18% of the debt was in Reais and the remaining 82% was in other currencies. As of December 31, 2019, about 43.1% of the debt was tied to the floating interest rate, compared to about 35.7% of the debt on December 31, 2018 was tied to the floating interest rate, in comparison approximately 35.6% as of December 31, 2017. Price of main inputs Fuel oil and gas costs are an important component of Vale’s production cost and represented 6.6% of its total cost of products sold in the fiscal year ended December 31, 2019, 7.0% in 2018 and 6, 2% in 2017. Expenses with electricity account for 4.0% of total cost of products sold in the fiscal year ended on December 31, 2019; 4.1% in 2018, and 4.6% in 2017. Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and its implementation, in order to provide capital market participants with sound basis for their expectations regarding the Company’s performance in the medium and long term.

10.3 – The officers should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and results: a. Introduction or disposal of operating segment There was no introduction or sale of operating segments in fiscal year 2019 that have caused or may have significant effects on the Company’s consolidated financial statements. b. Incorporation, acquisition or divestiture of stakeholder positions Main Acquisitions Minerações Brasileiras Reunidas On December 20th, 2019, the Company acquired an additional 36.4% interest in Minerações Brasileiras Reunidas S.A. (“MBR”) held by one of its related parties, for a total amount of R$ 3.309 billion. After the conclusion of the transaction, the Company now holds 98.3% of MBR’s share capital. As this transaction did not result in a change of control for the Company, the impact of R$ 1.410 billion, resulting from the purchase of additional interest, was recognized in the Company’s equity, as “Acquisitions and write-offs of non-controlling shareholders”. Ferrous Resources Limited On August 1, 2019 the Company acquired 100% of the share capital of Ferrous Resources Limited (“Ferrous”), a company that currently owns and operates iron ore mines close to the Company’s operations in Minas Gerais, for cash consideration of R$ 1.986 billion (US$ 525 million). Ferrous was acquired to provide the Company with access to additional iron ore reserves. The fair value of the identifiable assets acquired and liabilities assumed, as a result of the acquisition, are shown below:

(in millions of Reais)	August 1, 2019
Acquired assets	**2,660**
Cash and cash equivalents	357
Accounts Receivable	109
Inventories	38
Intangibles	19
Property, plant and equipment	1,608
Others	529
Assumed liabilities	**(814)**
Net Identifiable assets acquired	**1,846**
Fair value adjustment on property, plant and equipment	211
Deferred tax liability	(71)
Total identifiable net assets at fair value	**1,986**

New Steel Global N.V.

On January 24, 2019, the Company acquired 100% of the share capital of New Steel Global N.V. ("New Steel") for the cash consideration of R$ 1.884 billion. New Steel is a company that develops iron ore processing and beneficiation technology through an entirely dry process.

The consideration paid is mainly attributable to research and development projects for the processing and processing of iron ore to be used in the Company's pelletizing operation. Intangible assets are not subject to amortization until the operational phase is reached. Instead, the Company assesses the impairment of this asset annually, or more frequently when an indicative of impairment is identified.

The fair value of the identifiable assets acquired and liabilities assumed from the acquisition are shown below:

(in millions of Reais)	January 24th, 2019
Acquired assets	**70**
Intangibles	9
Other assets	61
Assumed liabilities	**(1)**
Net Identifiable assets acquired	**69**
Fair value adjustment of research and development intangible assets	2,748
Fair value adjustment of property, plant and equipment	2
Deferred tax liability	(935)
Total identifiable net assets at fair value	**1,884**

Main investment disposals and asset sales

There was no introduction or sale of operating segments in fiscal year 2019 that have caused or may have significant effects on the Company's consolidated financial statements.

c. Unusual events or operations Brumadinho dam failure On January 25th, 2019, a tailings dam (“Barragem I”) failed at the Córrego do Feijão mine, in the municipality of Brumadinho, Minas Gerais. The failure released a stream of tailings, destroying some of Vale’s facilities, affecting local communities and impacting the environment. The released tailings caused an impact of about 315 km in length, reaching the vicinity of the Paraopeba river. The rupture of the dam in Brumadinho (“Brumadinho event”) resulted in 270 fatalities or assumed fatalities. The Córrego do Feijão mine is part of the Paraopeba complex in the Southern System. Dam I contained approximately 11.7 million cubic meters of iron ore tailings and has been inactive since 2016, that is, without additional tailings disposal. Dam I was built by building successive layers (“lifts”) on the tailings accumulated in the reservoir, a technique known as the “upstream” method. There are two other lifting methods, the “downstream” method and the “line center” method. Each of these methods has a different risk profile. The Company has been taking the necessary actions to protect the victims and to mitigate and repair social and environmental damage, resulting from the dam rupture. Vale provided support through several action fronts, with the aim of ensuring all the humanitarian assistance necessary for those affected by the dam breach. The Company has focused on preventing similar events, through the accelerated decommissioning of upstream dams and some of the center lines. In addition, Vale has determined the suspension of the Shareholders’ Remuneration Policy and any other resolution related to shares buyback. As a result of the dam failure, the Company recognized in the income statement a total impact of R$ 28.818 billion in the year ended December 31, 2019 to meet the commitments assumed by Vale, including de-characterization of dams, indemnities and donations granted to those affected for the Brumadinho event, expenses with repairing the affected areas and compensation to society. a) Characterization of dams (a.i) Company’s dams On January 29th, 2019, the Company informed the market and the Brazilian authorities of the decision to accelerate its plan to de-characterize all of its tailings dams built using the upstream raising method (the same method as the Brumadinho Dam) located in the Brazil. The mischaracterization means that the structure will be demobilized and will completely lose the dam characteristics. After the Brumadinho event, the Brazilian Mining Agency (“ANM”) established new dam safety criteria, determining the mischaracterization of structures built by upstream raising methods.

Prior to the Brumadinho event, plans to de-characterize these dams until then were based on methods that ensured the physical and chemical stability of the structures, without necessarily providing, in all cases, for the complete removal and eventual processing of the tailings contained in the dams. Since the Brumadinho event, the Company has been working to develop a detailed engineering plan for the de-characterization of each of these dams. The updated plans indicate that for some of these “upstream” dams, the Company will first have to reinforce the massifs of these structures downstream, and then complete the de-characterization, according to the geotechnical and geographic conditions of each one. The need to build additional retainers for some structures was also considered, according to their level of security. As a consequence of this decision and following the new standards established by ANM, the Company evaluated its dam structures and recorded a provision for the de-characterization of the upstream structures, certain structures called “line center” and containment dikes, which were identified until the time. Vale prepared engineering projects for these structures and the total costs expected to carry out all the de-characterization projects resulted in a provision of R$ 10.274 billion, recognized in the income statement. The change in the provision, in the year ended December 31, 2019, is shown below: Provision Accrued interest Payments Balance on December 31 10,274 402 (642) 10,034 Current liabilities Noncurrent Liabilities Balance on December 31 1,247 8,787 10,034 The measurement of costs and the recognition of said provision take into account several assumptions and estimates that depend on factors, some of which are not under the control of the Company. The main estimates and critical assumptions applied consider, among others: (i) the volume of tailings to be removed, which was based on the available historical information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) the approval of the engineering methods and solutions submitted to the competent authorities; and (iv) updating of the discount rate. Therefore, changes in the relevant assumptions and estimates may result in a significant change in the provisioned amount as of December 31, 2019. (in millions of Reais)2019

(a.ii) Associates and joint ventures upstream dams

Some of the Company's investees also operate similar dam structures and as detailed in note 22 of the Company's consolidated financial statements, Vale recognized a provision of R$ 993 million during 2019 as "Equity results and other results in associates and joint ventures", regarding the de-characterization of the Germano tailings dam, owned by Samarco Mineração S.A.

b) Framework Agreements and donations

The Company has been working with the competent authorities and with society to redress the environmental and social impacts resulting from the Brumadinho event. In this regard, the Company held negotiations and entered into agreements with the competent authorities, as well as with the people affected by the Brumadinho event. Vale also entered into donation agreements for the municipality of Brumadinho, institutions, families with missing or deceased members, families that lived and developed productive activities in the area of the Self-Rescue Zone of the Brumadinho dam.

Vale has also developed studies and projects for the recovery of vegetation and to ensure the geotechnical safety of the remaining structures in the Córrego do Feijão mine, including the removal and proper disposal of tailings, mainly along the Paraopeba River. Additionally, Vale has dedicated structures for the treatment of rescued animals, enabling emergency care and recovery.

The change in the provision, in the year ended December 31, 2019, is shown below:

(in millions of reais)	**2019**
Provision for social and economic compensation	10,582
Provision for environmental redress and compensation	4,591
Payments	(3,340)
Accrued interest	189
Balance on December 31	**12,022**
Current liabilities	6,319
Noncurrent Liabilities	5,703
Liabilities	**12,022**

The total amount of this provision may vary as a result of the preliminary stage of the negotiations in progress, terms and scope of the programs, which are subject to the approval and consent of the competent authorities.

Moreover, the Company is in negotiations with the Government of the State of Minas Gerais ("GEMG") and other competent authorities for an additional compensation agreement for collective damages and compensation for society and the environment. Vale's purpose with a potential agreement is to provide a stable agreement for the performance of redress and offset, with the suspension of existing civil lawsuits.

The potential agreement is still very uncertain and is subject to the conclusion of ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, the Public Prosecution Office and other Authorities and Intervening Parties. Therefore, the provisions recorded in the Company’s consolidated financial statements do not include the potential result of the negotiation in progress, as it is not yet possible to safely estimate the amount or whether the negotiations in progress will be successful. The estimate of the economic impact of the potential agreement will depend on (i) agreement on the final list of redress and offset projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the redress and offset projects under discussion, (iii) an analysis of the detailed scope of such projects to determine their correspondence with the initiatives and amounts already provisioned; and (iv) the timing of the execution of the projects and disbursements, which will affect the present value of the obligations. Based on the current terms under discussion and preliminary estimates, subject to the uncertainties listed above, the possible agreement may result in an additional provision ranging from R$ 4 billion to R$ 8 billion. All accounting impacts, if any, will be recorded in the period in which an agreement is entered into. (b.i) Public Defender’s Office On April 5, 2019, Vale and the Public Defender’s Office of the State of Minas Gerais formalized a term of commitment that established the basis for the monetary compensation of material, economic and moral damages sustained by the people affected by the rupture of the Brumadinho Dam, through the entering into of out-of-court, individual or by family group agreements. This term of commitment establishes the basis for a wide variety of compensation payments, which were defined based on the best practice and the case law of the Brazilian Courts. (b.ii) Labor Prosecution Office On July 15, 2019, Vale entered into a final agreement with the Labor Prosecution Office to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the final agreement, Vale will retain the jobs of its direct employees and outsourced employees until January 25, 2023 or convert this benefit into financial compensation. The agreement also includes compensation to the relatives of the fatal victims of the Brumadinho event, the amount of which may vary depending on the relationship with the victims, as well as lifetime medical insurance for widowers and widows and the victims’ dependents up to the age of 25. Furthermore, the agreement established a compensation payment for collective pain and suffering in the amount of R$ 400 million, which was paid in full in 2019.

(b.iii) Brazilian Federal Government, State of Minas Gerais, Prosecution Office On February 20, 2019, Vale signed a preliminary agreement with the State of Minas Gerais, the Federal Government, and representatives of the Federal Prosecution Office and the Public Prosecution Office of the State of Minas Gerais, the Federal Public Defender’s Office and of the State of Minas Gerais , under which the Company assumed the obligation to make, upon prior registration, emergency compensation payments to the residents of Brumadinho and the communities located up to one kilometer from the Paraopeba River bed, from Brumadinho to the city of Pompéu. As a result of this agreement, the Company anticipated the compensations through monthly payments, which varied according to the age of the beneficiaries and other factors, over a period of 12 months. On November 28, 2019, the extension of emergency payments to the parties affected by the dam rupture for another 10 months, starting on January 25, 2020, was ratified. (b.iv) Environmental redress and compensation On July 8, 2019, Vale entered into an agreement with the Sanitation Company of Minas Gerais (“COPASA”) to implement several actions to clean the affected areas and improve the water catchment system along the Paraopeba River and other water collection points near the affected area. Additionally, the Company mobilized the dredging of part of the discharged material, including cleaning and de-silting of the Paraopeba river channel. c) Incurred expenses The Company incurred expenses that do not qualify for the recognition of the provision and; therefore, the amount of R$ 2.903 billion was recognized directly in the result for the year ended December 31, 2019. These expenses refer to communication, accommodation and humanitarian assistance services, equipment, legal services, water, food aid, taxes, among others. d) Operation stoppages The Company has some operations paralyzed due to judicial decisions or technical analyses carried out by the Company in its upstream dam structures. The Company recorded a loss related to the shutdown and idle capacity of the ferrous minerals segment recognized in the result as “Pre-operating and operational stoppage” in the amount of R$ 2.997 billion for the fiscal year ended December 31, 2019. During the year 2019, some of these operations partially returned and the Company is working on technical and legal measures for the resumption of the full capacity of the paralyzed operations.

e) Assets write-off As a result of the Brumadinho event and along with the decision to accelerate the downstream dam de-characterization plan, the Company recognized a loss of R$ 904 million as “Impairment and disposal of non-current assets” in the year ended December 31, 2019, referring to the write-off of the assets of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. f) Contingencies and other legal matters Vale is subject to significant contingencies due to the failure of the Brumadinho Dam. Vale is already a party to several investigations and judicial and administrative proceedings filed by authorities and affected persons. Vale is assessing these contingencies and will be able to make provisions, based on the evolution of these processes. As a result of these processes, approximately R$ 6.480 billion of the Company’s assets are restricted as at December 31, 2019, of which approximately R$ 504 million were restricted in the Company’s bank accounts and R$ 5.976 billion were converted into judicial deposits. For the Brumadinho event, the Company has additional guarantees in the amount of R$ 5.626 billion, which were presented in court and used to release the respective amount in deposit in court during the year ended on December 31, 2019. The cost related to these additional guarantees was R$ 36 million and is recorded as a financial expense in the Company’s income statement for the year ended December 31, 2019. For additional information regarding contingencies, see items 4.3 to 4.7 of the Reference Form. (f.i) Administrative sanctions The Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$ 250 million, which the Company expects to settle through environmental projects. Moreover, the Department of Environment - SEMA of Brumadinho, imposed administrative fines in the total amount of R$ 181 million. Both amounts are recorded as at December 31, 2019.

(f.ii) U.S. Securities class action suits The Company and some of its current and former executives have been appointed as defendants in Complaints for potential class actions in New York Federal Courts, filed by holders of securities - American Depositary Receipts (“ADRs”) - issued by Vale, based on the North American Federal legislation on securities. The Complaints were consolidated by means of a single Complaints (“amended complaint”) filed by the principal Plaintiff (“Plaintiff” or “Lead Plaintiff”) on October 25, 2019 before the Eastern District Court in New York. The Plaintiff alleges that Vale would have made false and misleading statements or failed to make disclosures regarding the risks of a failure of dam I at the Córrego do Feijão mine and the adequacy of its programs and procedures. The Plaintiff did not specify the amounts of the losses alleged in this claim. On December 13, 2019, the Company submitted the preliminary defense (“motion to dismiss”) to the consolidated Complaint. Vale intends to defend itself from this proceeding and prepare a complete defense against all these claims. Based on the assessment of the Company’s legal advisors and given the very preliminary stage, the expectation of loss in this proceeding is classified as possible. However, in view of the initial phase of the potential class action mentioned above, it is not possible, at the moment, to reliably estimate the potential amount involved. g) Insurance The Company is negotiating with insurance companies based on its operational risk, civil liability insurance policies, but these negotiations are still at an early stage. Any payment of damages will depend on the definition of insurance coverage, based on these policies and the assessment of the amount of the loss. Due to the uncertainties related to the theme, no damages for the Company were recognized in Vale’s consolidated financial statements. Liabilities related to associates and joint ventures On November 5, 2015, a rupture has occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP”). In March 2016, Samarco and its shareholders entered into an agreement with government authorities, according to which Samarco, Vale S.A. and BHP agreed to establish Renova Foundation, an entity responsible for developing and implementing 42 long-term recovery and offset programs. In addition to Fundão tailings dam, Samarco owns the Germano tailings dam, which was also built using the upstream raising method and has been inactive since the Fundão dam failure. On October 25, 2019, Samarco obtained the Corrective Operating License for its operating activities in the Germano Complex. With this authorization, Samarco holds all the environmental licenses required to resume its operations. Samarco expects to restart its operations by the end of 2020.

Fundação Renova

During 2019, the Fundação Renova reviewed the cost estimates needed to redress and compensate the impacts of the Fundão dam failure. As a result, Vale recognized an additional provision of R$ 1.963 billion, which corresponds to the present amount of the revised estimate regarding the Company's liability to support Renova Foundation and equivalent to 50% of Samarco's additional obligations for the next 11 years.

Overall, the programs rely on future actions, which indicates a wide range of possible estimates. The estimates of the redress and offset actions may vary according to the evolution of the programs developed by Renova Foundation and changes in scope. The amounts disclosed in the Company's consolidated financial statements were determined based on Management's best estimates and take into consideration the facts and circumstances known to date.

Germano dam

In view of the new safety requirements established by ANM, Samarco developed a design for the de-characterization of this dam. The concept of the design was filed in May 2019 and is subject to review and approval by the competent authorities. Its conceptual development was completed in August 2019. The estimated costs related to the de-characterization of this dam resulted in the recognition of an additional provision of R$ 993 million in 2019.

The change in the provision to comply with the agreement related to the failure of the Fundão dam and the de-characterization of the Germano dam in the years ended December 31, 2019 and 2018 is shown below:

(in millions of reais)	2019	2018
Balance on January 01	**4,346**	**3,296**
Increase in provision	2,956	1,523
Accrued interest	804	592
Payments	(1,253)	(1,065)
Balance on December 31	**6,853**	**4,346**
Current liabilities	2,079	1,120
Noncurrent Liabilities	4,774	3,226
Liabilities	**6,853**	**4,346**

Samar co’s work ing capital In addition to the provision, Vale S.A. made available during the year ended December 31, 2019 and 2018 the amounts of R$ 402 million (US$ 102 million) and R$ 315 million (US$ 84 million), respectively, which were fully used for Samarco’s working capital and recognized by the Company in the result as an expense in “Equity results and other results in associates and joint ventures”. Vale S.A. may make available a credit facility of up to R$ 1.076 billion (US$ 267 million) to support Samarco’s cash requirements along the year 2020, without it being an obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHP – is subject to the fulfillment of certain conditions, being resolved by the shareholders, on the same basis and concurrently, as and when required. Under Brazilian law and under the terms of the joint venture agreement, Vale is under no obligation to provide resources to Samarco. As a result, Vale’s investment in Samarco had its recoverable amount reduced to zero and no provision related to Samarco’s negative owner’s equity was recognized. Samarco’s summary financial information is shown below. The individual financial statements of this entity may differ from the financial information presented herein, which are prepared considering Vale’s accounting policies. Current Assets Noncurrent Assets Total assets 136 15,878 210 22,770 16,014 22,980 Current liabilities Noncurrent Liabilities Total liabilities Negative reserves 28,171 22,273 23,503 16,594 50,444 (34,430) 40,097 (17,117) Loss for the year ended (16,625) (2,477) Insurance Since the failure of Fundão dam, the Company has been negotiating the payment of damages with insurance companies, based on its civil liability policies. During 2019, the Company received payments in the amount of R$ 412 million (US$ 109 million) and recognized this gain in the result as “Equity results and other results in associates and joint ventures”. (in millions of reais)20192018

Contingencies related to the Samarco accident (i) Public civil claim filed by the Brazilian Government and others and Public civil claim filed by t he Feder al Pr osecut ion Of f ice ( “ MPF”) In 2016, the Federal Government, the states of Espírito Santo and Minas Gerais and other governmental authorities filed a public civil action against Samarco and its shareholders, amount of which indicated by the plaintiffs is R$ 20,2 billion. In the same year, the MPF filed a public civil action against Samarco and its shareholders, through which it filed several requests, including: (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the failure of the dam, as well as other emergency measures; (ii) payment of compensation to the community; and (iii) payment of collective moral damages. The amount in dispute indicated by the MPF is R$ 155 billion. In June 2018, a Term of Adjustment of Conduct was signed between the parties, which dismissed (i) the public civil action of R$ 20.2 billion filed by the Federal Government and others; and (ii) part of the requests in the public civil action of R$ 155 billion filed by the MPF. The agreement also establishes an eventual renegotiation of Renova Foundation’s redress programs after the conclusion of the work of specialists retained to assist the Public Prosecution Office in this process. These negotiations are scheduled for the year 2020. In September 2019, the competent Court approved the list of entities that will provide technical assistance to the affected communities as a way to guarantee their participation in the process of discussion of the measures to be adopted to mitigate impacts, as provided for in the aforementioned Conduct Adjustment Agreement. In January 2020, the competent Court ordered the issuance of an official letter to the National Mining Agency (“ANM”) to ratify a preliminary decision rendered in the record of a public civil action filed by the Federal Government and others, ordering the immediate lifting of the encumbrances on the mining concessions owned by Vale. (ii) United States class action lawsuits In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a class action in the Federal Court of New York against Samarco Mineração S.A., Vale S.A., BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on the US Federal Securities Law. The plaintiffs claim that Vale S.A. (and other defendants) made false and misleading statements or failed to disclose information about the risks and hazards of the Samarco’s Fundão dam operations and the adequacy of related programs and procedures. In June 2019, a decision was rendered by the Court accepting the preliminary defense presented by the defendant companies and dismissed the suit. In December 2019, the plaintiffs formalized with the New York Court of Appeals that they will appeal the decision, whose deadline for appeal will end in March 2020. The Company’s legal advisors assess that the defendants have good arguments to defend the appeal that may be filed by the Plaintiffs.

( iii) Class act ion lawsuit s r elated t o Vale’s Am er ican Deposit ary Receipts Vale S.A. and some of its executives were appointed as defendants in class actions related to securities before the New York Federal Court, filed by investors holding American Depositary Receipts (ADR) issued by Vale SA, based on US Federal Securities laws. The lawsuits claim that Vale S.A. made false and misleading statements or failed to make disclosures about the risks and hazards of the Samarco’s Fundão dam operations and the adequacy of related programs and procedures. The plaintiffs did not specify the amounts of the alleged damages or of the alleged indemnities demanded in these actions. On March 23, 2017, the judge rendered a decision dismissing a significant portion of the claims against Vale S.A. and the individual defendants, and determining the continuation of the action with respect to more limited requests. Requests that have not been dismissed refer to certain statements contained in Vale S.A.’s sustainability reports in 2013 and 2014 on procedures, policies and risk mitigation plans and certain statements made at a conference call in November 2015 regarding the responsibility of Vale S.A. for the failure of the Fundão dam. The evidentiary stage (“Discovery”) was completed in October 2019. On September 27, 2019, the Court rejected the class certification by the plaintiffs. On December 26, 2019, the Court issued a decision stating that the Parties had reached at early stages of an agreement. The Court ordered the parties to submit a settlement proposal by February 7, 2020. On that date, the parties submitted a settlement proposal, whereby the defendants agreed to pay the amount of R$ 101 million (US$ 25 million) to close the case. However, the proposal presented still depends on prior approvals by the Court and on certain conditions being implemented so that it can be duly ratified by the Court, ending the process, scheduled to occur in 2020. (iv) Criminal lawsuit In 2016, criminal charges were filed by the MPF against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals due to the consequences related to the failure of the Fundão dam. Currently, the progress of the criminal action is paralyzed due to the judgment of Habeas Corpus, still pending decision. On April 23, 2019, the Federal Regional Court of the 1st Region (“TRF1”) granted an order from Habeas Corpus in order to drop the charges of homicide and bodily injuries committed by assumption of risk of one of the accused in the criminal action. On the same occasion, the Court extended the granting of order to all defendants in the action, as the criminal information does not describe the crimes of homicide and bodily injury, but describes the crime of aggravated flooding by the result of death and bodily injury as a result of the failure of the Fundão dam. Therefore, the Court dropped the charges against all the defendants for murder and bodily injury.

The Ponte Nova/MG court, aware of the decisions of the TRF1, changed the procedural rite, removing the case from the jury and reclassifying it as a common ordinary proceeding. At the same time, the judge issued an order to determine the parties to state their opinion on the procedural change and, with the entering in the record of statements from both the Public Prosecution Office and the defenses, the court of Ponte Nova/MG rejected the complaint with regard to all Vale and BHP executives, with only two legal entities remaining as defendants, together with Samarco and its representatives. The complaint regarding alleged crimes against the Public Environmental Administration by Vale and one of its executives also remained unchanged. Furthermore, the issuance of letters of request for the examination of defense witnesses was determined and a period of 60 days was allowed for the defenses to submit a list of questions to instruct international legal cooperation for the hearing of prosecution witnesses resident in Canada. (v) Tax proceedings In 2018, the Office of the General Counsel for the Federal Treasury (“PGFN”) filed a court order to guarantee alleged federal and social security tax debts related to Samarco. In May 2019, a favorable judgment was rendered for the dismissal of the case without prejudice, due to lack of interest in the suit. PGFN filed an Appeal to the Federal Regional Court of the 1st Region, which is pending judgment.

10.4 - The officer should comment on: a. Significant changes in accounting practices 2019 IFRIC 23/ICPC 22 Uncertainty about tax treatment IFRIC 23/ICPC 22 became effective for annual periods beggining on or after January 1, 2019 and clarifies the criteria for measuring and recognizing IAS 12/CPC 32 - Income taxes. It does not apply to taxes or fees outside the scope of IAS 12/CPC 32, and does not specifically include requirements related to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions that an entity considers about the assessment of tax treatments by tax authorities and (iii) how an entity determines taxable profit (tax loss), tax basis, unused tax losses, unused credits and tax rates. Management periodically assesses the positions assumed in the income tax returns with regard to situations in which the applicable tax legislation is subject to interpretation and, when appropriate, recognizes provisions based on the amounts that it expects to pay to the tax authorities. The benefits arising from uncertain tax positions are recognized only when it is determined by Management that the tax authority is likely to accept the tax treatment adopted, in the event of an answer. IFRS 16/CPC 06 (R2) Leases The Company applied IFRS 16/CPC 06 (R2) from January 1, 2019, using the retrospective approach with the cumulative effect, recognized on the date of initial application. Accordingly, comparative information has not been restated and continues to be disclosed in accordance with IAS 17/CPC 06 (R1) and related interpretations. In the transition to IFRS 16/CPC 06 (R2), these agreements started to be classified as lease and were recognized in the balance sheet and measured by discounting the minimum contractual payments remaining at present value, using the incremental funding rate according to the remaining contractual term. The Company used the following practical steps in applying IFRS 16/CPC 06 (R2): (i) application a single discount rate to a lease portfolio with similar characteristics; (ii) application of the exemption of the non-recognition of right-of-use assets and liabilities for leases with a period of less than 12 months and/or for low value leases. Payments associated with these agreements are recognized as an expense on a straight-line basis over the contractual term; and (iii) use of retrospective observable information to determine the lease term, considering the options for agreement extension or termination. As a result of the adoption of IFRS 16/CPC 06 (R2), the Company changed its accounting policy for lease agreements, except for the lease of mineral deposits of the Company, as this pronouncement excludes lease agreements from its scope to explore or use minerals, oil, natural gas and similar non-renewable resources.

At the beginning of an agreement, the Company assesses whether an agreement is, or contains, a lease. An agreement is, or contains a lease, when Vale obtains the right to control the use of an identified asset, for a period of time, in return for a consideration.

The Company recognizes the asset related to the right of use and a liability corresponding to the lease on the date of the beginning of the agreement. The right-of-use asset is initially measured at cost, which includes the initial value of the lease liability adjusted for any lease payment made at the time or before the start date. The asset is subsequently depreciated on a straight-line basis over the contractual period or until the end of the asset's useful life.

The lease liability is initially measured at the present value of the lease payments, deducted using the lease's implicit interest rate or, if this rate cannot be immediately determined, based on the Company's incremental funding rate. The lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including essentially fixed payments; (ii) variable lease payments that depend on an index or rate; and (iii) strike price of a purchase or renewal option, when the exercise of the contractual option is probable and under the control of the Company.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments resulting from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the book value of the lease agreement asset or recognized directly in the income statement if the carrying amount of the asset has already been reduced to zero.

The lease liabilities recognized according to IFRS 16/CPC 06 (R2) are presented below, reconciled with the published operating lease commitments, pursuant to IAS 17/CPC 06 (R1), on December 31, 2018:

(in billions of reais)	Lease commitments disclosed on December 31, 2018	Contracts scope out	Present value adjustment	Lease liability recognized on January 1, 2019
Ports	4,384	0.002	(1,415)	2,971
Vessels	2,980	(0.004)	(0.633)	2,343
Pellets plants	0.843	(0.057)	(0.201)	0.585
Properties	0.628	(0.002)	(0.095)	0.531
Energy plants	0.362	-	(0.114)	0.248
Locomotives	0.264	(0.028)	(0.062)	0.174
Mining equipment	0.215	(0.071)	(0.018)	0.126
Total	**9,676**	**(0.160)**	**(2,538)**	**6,978**

2018 IFRS 9/CPC 48 Financial Instruments This pronouncement introduces new approaches to the classification and measurement of financial assets and liabilities, a new impairment model and new rules for hedge accounting. The Company applied IFRS 9 prospectively, with initial adoption on January 1, 2018. The Company failed to submit again the comparative information, which continues to be disclosed in accordance with the previous standard, IAS 39 - Financial Instruments. The main changes are described below: Classification and measurement - In accordance with IFRS 9, debt instruments are subsequently measured at fair value through profit or loss (FVTPL), at amortized cost, or at fair value through other comprehensive income (FVOCI). The classification is based on the Company’s business model for asset management, and if the contractual cash flows of the instrument represent solely payments of principal and interest (SPPI) on the value of the outstanding principal. On the date of the initial application of IFRS 9, the Company evaluated which business models apply to its financial assets and classified them according to the categories of IFRS 9. Financial instruments classified as “Loans and receivables” by IAS 39 have met IFRS 9 criteria for classification at amortized cost, as these financial instruments are maintained to collect their cash flows and represent only payments of principal and interest. Derivatives held for trading should be maintained as FVTPL, according to the requirements of IFRS 9, therefore, there were also no changes in relation to these instruments as of the adoption of IFRS 9. Impairment – IFRS 9 superseded the IAS 39 incurred loss approach with an Expected Credit Loss (ECL) approach. For accounts receivable, the Company adopted a simplified approach and calculated the expected credit loss, based on the expectation of default risk, throughout the life of the financial instrument and the identified loss is not considered significant. The Company has established a matrix of provisions that is based on its history of credit losses, adjusted to prospective factors specific to the economic environment in which it operates and for any financial guarantee related to the receivable. The Company assesses on each date of submittal of its financial statements whether the financial assets classified at amortized cost must be subject to an impairment test. The new impairment approach of IFRS 9 did not have a material impact on the Company in the fiscal year ended December 31, 2018. Hedge accounting - The Company adopted the new general hedge accounting model set forth in IFRS 9. In its initial application, the changes introduced by IFRS 9 related to hedge accounting have not impacted the Company, as the Company did not have fair value or cash flow hedge accounting. The Company had only net investment hedge, which has not had any changes introduced by this new pronouncement.

IFRS 15/CPC 47 Revenue from Contracts with Customers - This pronouncement sets a comprehensive framework to determine the conditions for revenue recognition, replacing the pronouncements IAS 18 Revenue, IAS 11 Construction Agreements and related interpretations. The Company adopted the new pronouncement using the modified retrospective method, which does not require the resubmittal of comparative information. The Company has assessed its revenues and the nature and effect of the changes resulting from the adoption of IFRS 15 are described below: Sale of products - There was no significant impact on the stage of recognition of product revenue, as the transfer of risks and benefits as well as the control usually occur at a specific moment in time. Freight service - Part of Vale’s sales are made under Incoterms modalities known as Cost and Freight (CFR) or Cost, Insurance and Freight (CIF), under which the Company is responsible for providing freight services after the date that Vale transfers control of the goods to the customers. According to the previous pronouncement (IAS 18), revenues from freight services were recognized at the time of shipment, as well as related costs, and were not considered as a separate service. According to IFRS 15, the provision of freight services for CFR and CIF contracts should be considered as a distinct performance obligation in which a proportion of the transaction price would be allocated and recognized according to the actual provision of service over time. The impact of changing the timing of recognition of portion of the revenue allocated to freight has not impacted in a significant manner the Company’s profit or loss in the fiscal year ended on December 31, 2018. Therefore, such revenue was not presented separately in the Company’s consolidated financial statements. Sales contracts at interim prices - Under IFRS 9 and 15, the treatment of the interim pricing mechanism embedded in commodity sales at interim prices remains unchanged. Accordingly, these revenues are recognized based on the estimated fair value of the total consideration receivable, and the interim pricing mechanism embedded in these contracts is characterized as a derivative. The fair value of the sale price adjustment is recognized as an operating income in the statement of income. The changes introduced by IFRS 15 did not have a significant impact on the Company’s consolidated financial statements for the fiscal year ended on December 31, 2018. 2017 There was no significant change in 2017. Normative documents issued in 2017 are related to the adoption of new accounting pronouncements or interpretations issued by the IASB, but not yet in force in 2017.

b. Significant effects of changes in accounting practices The Company’s Officers understand that there were no changes in accounting practices that had significant effects on the consolidated financial statements for the fiscal years ended on December 31, 2019, December 31, 2018 and December 31, 2017. c. Corrections and emphasis in the auditor’s report There were no corrections in the opinions of Vale’s independent auditors relating to the consolidated financial statements for 2019, 2018, and 2017. There were no emphasis-of-matter paragraphs in the consolidated financial statements for fiscal years ending on December 31, 2019 and 2017. However, the report of the independent auditors on the consolidated financial statements for the fiscal year ended on December 31, 2018, included an emphasis-of-matter paragraph, related to the failure of Brumadinho Dam, without changing the opinion on said consolidated financial statements. The emphasis-of-matter paragraph was reproduced below: “Emphasis - Subsequent Event We draw attention to Note 3 of the individual and consolidated financial statements, which describes the event of the Brumadinho dam failure that took place at the Company’s operating facilities on January 25, 2019. In the opinion of the Company’s Management, the event does not refer to a condition existing on the date of the financial statements and; therefore, does not result in adjustments to the book values recognized on December 31, 2018. The amounts disclosed in the explanatory note related to this event were based on Management’s best estimates; however, at the current stage of investigations, appraisal of causes and possible actions of third parties, it is not possible to reliably measure all potential costs that the Company may incur for purposes of disclosure in the financial statements. Our opinion is not an exception with regard to this topic.” With respect to the event of the Brumadinho dam rupture that occurred on January 25, 2019, located at the Córrego do Feijão mine in Minas Gerais and subsequent developments, the Company concluded, based on the accounting practices adopted in Brazil and the IFRS, that this event does not refer to a condition existing on the date of the financial statements, and; therefore does not result in adjustments to the accounting balances recognized on December 31, 2018, as disclosed in the Company’s consolidated financial statements. Still with regard to the Brumadinho event, the Company agrees that at the current stage of investigations, appraisals of the causes and possible actions of third parties, it is not possible to reliably measure all the potential costs that the Company may incur for the purposes of disclosing the financial statements. The amounts disclosed in the financial statements refer only to the best estimates that have been possible to calculate so far.

10.5 - Critical accounting policies The preparation of consolidated financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to revision of estimates. Actual future results may differ from the estimates. Significant estimates and judgments applied by the Company in preparing these consolidated financial statements of the Company are thus presented: a) Brumadinho dam failure The measurement of the provision requires the use of significant judgments, estimates and assumptions. The provision reflects the estimated costs to fulfill Vale’s obligation in relation to the Brumadinho event. The provision may be affected by factors that include, but are not limited to: (i) changes in laws and regulations, (ii) changes in estimated current prices of direct and indirect costs related to inputs and services, (iii) changes in projected flow of payments of estimated costs, (iv) changes in technologies considered in the current measurement, (v) number of people entitled to payments of damages, (vi) resolution of potential and existing legal issues, (vii) demographic assumptions, (viii ) actuarial assumptions and (ix) updates to the discount rate. Accordingly, the amounts effectively incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used that depend on several factors, some of which are not under the control of the Company. These changes may result in a material impact on the amount of the provision in future periods. On each reporting date, the Company will reassess the main assumptions used in preparing the projected cash flows and adjust the provision, when necessary. b) Deferred Revenue The definition of the gain on the sale of mining rights and the portion of contractual liabilities of the gold transaction requires the use of critical accounting estimates for assumptions that include, but are not limited to: (i) allocation of costs between nickel or copper and gold based on relative prices; (ii) expected margin for independent components (sale of mining rights and services for gold extraction); and (iii) the discount rates used to measure the present value of future inflows and outflows.

c) Deferred income taxes Significant judgments, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on time and future taxable income. Deferred tax assets arising from tax losses and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions about projected taxable income, based on production and sales planning, commodity prices, operating costs and capital cost planning; (ii) macroeconomic scenarios; and (iii) commercial and tax. Moreover, the Company applies critical accounting judgment in identifying uncertainties about tax positions on profit, which may impact the consolidated financial statements. The Company operates in several jurisdictions where uncertainties arise in the application of tax requirements due to the complexity of tax legislation in these locations. Vale and its subsidiaries are subject to review of income tax and other tax returns and; therefore, disputes with tax authorities may arise due to the interpretation of applicable laws and regulations. c) Consolidation In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds a majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização ), and the management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the entity’s activities. As a result, these entities are accounted for under the equity method due to shareholders’ agreements, where relevant decisions are shared with other parties. e) Mineral reserves and useful life of mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company. The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment. f) Impairment of assets Significant judgments, estimates and assumptions are required to determine the existence of objective evidence of impairment, and in the preparation of the Company’s cash flows. Management uses approved budgets as a starting point and the key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect the specific risks of each cash-generating unit. These assumptions are subject to risks and uncertainties and may change the Company’s projections and; therefore, may affect the recoverable value of the assets. g) Liabilities related to associates and joint ventures The provision related to Fundação Renova requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) resolution of the uncertainty regarding the resumption of Samarco’s operations; (iii) discount rate updates; and (iv) resolution of existing legal claims. Moreover, the main estimates and critical assumptions applied in the provision of Germano dam consider, among others: (i) the volume of tailings to be removed, which was based on the available historical information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) the approval of the engineering methods and solutions submitted to the competent authorities. As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each reporting period, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when applicable. h) Fair value estimate The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date.

i) Asset retirement obligation Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate and reviews them annually. j) Litigation Lawsuits will be contingent by nature, that is, resolved when one or more future events occur or fail to occur. Usually, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involves exercising significant estimates and judgments on the part of the Management regarding the potential outcomes of future events. l) Pension and retirement benefits The amounts reported depend on a number of factors that are determined based on actuarial calculations using several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following fiscal year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations.

10.6 - The officers must describe the relevant items not included in the issuer's financial statements, indicating:

a. **a. Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (*off-balance sheet items*)**

i. Operational leases, assets and liabilities

The Company adopted IFRS 16/CPC 06 (R2) as of January 1, 2019, using the retrospective approach with the cumulative effect, recognized on the date of initial application. Accordingly, certain operational lease agreements that were not recognized in the balance sheet, are now classified as leasing under the new accounting standard and were recognized in the balance sheet. For more information on lease agreements, see item 10.4 of the Reference Form.

ii. Offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities

There is no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet.

iii. Agreement for future sale and purchase of products or services

The commitments with purchase obligations derive mainly from contracts for the acquisition of fuel and energy, and the acquisition of raw material and services.

The future minimum payment commitments referring to the future obligation of purchases are the following, for the date of December 31, 2019:

(in billions of reais)	
2020	15,945
2021	4,147
2022	2,862
2023	2,226
2024 and subsequent periods	11,407
All minimum payments required	**36,587**

iv. Unfinished construction agreements

There are no unfinished construction agreements that are not shown in the Company's consolidated financial statements.

v. Agreements for futures from financing There are no agreements for the futures from financing not shown in the Company’s consolidated financial statements. b. Other items not evident in the financial statements Nickel operations – Indonesia PT Vale Indonesia Tbk (“PTVI”), which is a subsidiary of the Company and a public company in Indonesia, has an agreement in force entered into on October 17, 2014 with the Indonesian Government to operate its mining licenses, which includes a commitment to divest 20% of PTVI’s shares to the Indonesian market. For information on the divestment obligation, see item 10.8 of the Reference Form. Guarantees granted As of December 31, 2019, the total guarantees granted by Vale (within the limits of its direct or indirect interest) for certain affiliates and joint ventures totaled R$ 6.671 billion. The fair value of financial guarantees on December 31, 2019 totaled R$ 2.116 billion. Port Terminals Vale has nineteen port terminals located in China, a country that has been the main driver of global demand for minerals and metals in recent years. The terminals are not for the exclusive use and/or right of Vale and; therefore, they are not shown in Vale’s consolidated financial statements. There are no other items not shown in Vale’s consolidated financial statements other than those previously reported.

10.7 - With regard to each of the items not shown in the financial statements indicated in item 10.6, the officers should comment on: (a) How these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the financial statements of the Company The Company does not expect relevant effects on operations not shown in the consolidated financial statements that may change the revenues, expenses, operating profits and loss, financial expenses or other items in Vale’s accounting information. (b) Nature and purpose of the operation For a description of the nature and purpose of each operation, see item 10.6 of the Reference Form. (c) Nature and amount of obligations assumed and rights generated in favor of the Company arising from the operation For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in its consolidated financial statements, refer to item 10.6 of the Reference Form.

10.8 - The officers must indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics: a. Investments, including: NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion. (i) quantitative and qualitative description of investments in progress and planned investments: The investment budget for 2020 is estimated at US$ 5 billion, including expenditures of US $900 million for the execution of projects and US$ 4.1 billion dedicated to the maintenance of existing operations and replacement projects. The main projects in 2019, Salobo III and the 240Mt Program, will continue to be developed in 2020, representing approximately 85% of the US$ 900 million budgeted for the year. Some projects at planning stage are also included in the budget, such as Victor and Alemão, for future nickel production. In 2019, Vale’s investments (execution of projects and maintenance of operations) totaled R$ 3.704 billion. The investment for project execution was R$ 544 billion, while for maintenance of existing operations was R$ 3.160 billion. In 2018, Vale’s investments (execution of projects and maintenance of operations) totaled R$ 3.784 billion. The investment for project execution was R$ 888 billion, while for maintenance of existing operations was R$ 2.896 billion. (ii) investment financing sources The Company informs that funds for operations and investments are obtained, mainly, through our operating cash flow, capital budget, bank loans, financing obtained from financial institutions, in addition to raising funds in the capital market through the issuance of bonds. For the investments to be made, the Company will, in due course, seek the best capital structure for financing. (iii) relevant divestments in progress and expected divestments PT Vale Indonesia Tbk (“PTVI”), which is a subsidiary of the Company and a public company in Indonesia, has an agreement in force entered into on October 17, 2014 with the Indonesian Government to operate its mining licenses, which includes a commitment to divest 20% of PTVI’s shares to the Indonesian market (approximately 20% of PTVI’s shares are already listed on the Indonesian Stock Exchange - IDX).

The main shareholders, Vale and Sumitomo Metal Mining, Co., Ltd (“SMM”), hold 58.7% and 20.1% of PTVI’s shares, respectively. Vale and SMM signed a “Heads Agreement” with PT Indonesia Asahan Aluminum (“Inalum”), a state-owned company in Indonesia, to fulfill the obligation to divest 20% interest in relation to PTVI, in proportion to their interest. After the transaction, Vale and SMM will jointly hold approximately 59% of PTVI’s shares. The Company expects to establish and sign the final terms and conditions in the first quarter of 2020 and conclude its divestment within six months of the performance of the divestment agreement. On December 27, 2019, the Company entered into an agreement to sell its 25% stake in Henan Longyu Energy Resources Co., Ltd, a company that operates two coal mines in Henan province, China, for R$ 613 million. The conclusion of the transaction is expected in the first quarter of 2020, after the completion of precedent conditions. b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity On January 24, 2019, Vale acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and obtained its control for the amount of R$ 1.884 billion. New Steel is a company that develops iron ore processing and beneficiation technology through an entirely dry process. On August 1, 2019, the Company acquired 100% of the capital of Ferrous Resources Limited (“Ferrous”), a company that currently owns and operates iron ore mines close to the Company’s operations in Minas Gerais, for the amount of R$ 1.986 billion. Ferrous was acquired in order for Vale to gain access to additional iron ore reserves. On December 20, 2019, Vale acquired an additional 36.4% stake in Minerações Brasileiras Reunidas S.A. (“MBR”) held by one of its related parties, for a total amount of R$ 3,309 million. After the conclusion of the transaction, the Company now holds 98.3% of MBR’s share capital. As this transaction did not result in a change of control for the Company, the impact of R$ 1,410 million resulting from the purchase of additional interest was recognized in the Company’s owner’s equity, as “Acquisitions and write-offs of non-controlling shareholders”.

c. New products and services, including: (i) description of ongoing researches already disclosed; (ii) the total amounts spent by the Company on research to develop new products or services; (iii) ongoing projects already disclosed; and (iv) the total amounts spent by the Company to develop new products or services There are no relevant new products and services.

10.9 - Other factors with relevant influence on the operating performance that have not been identified or commented on other items in this section. There are no other facts occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

Exhibit II - Information on candidates for members of Vale's Board of Directors and Fiscal Council The presentation of items 12.5 to 12.10 of the Reference Form is given below. 12.5. In relation to each candidate to the positions of managers and members of the issuer’s fiscal council, indicate, in table form: a. b. c. d. e. f. g. h. i. j. k. name date of birth profession CPF or passport number elective position held election date investiture date term of office other positions and functions held in the issuer if he/she was elected by the controlling shareholder or not if it is an independent member and, if so, what was the criterion used by the issuer to determine independence number of consecutive terms l.

VALE

BOARD OF DIRECTORS											
a. Name	b. Date of birth	c. Profession	d. CPF or passport number	e. Elective position	f. Election date	g. Investiture Date	h. Term of office	i. Other positions held in the Company	j. Indicated by controlling shareholder	k. Independent member and criterion	l. Number of consecutive terms
José Maurício Pereira Coelho	8/4/1966	Banker	853.535.907-91	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	President of Vale's Board of Directors, Member of People and Governance Committee	Yes	No	0
Fernando Jorge Buso Gomes	06/06/1956	Banker	370.624.177-34	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Vice President of Vale's Board of Directors, Coordinator of Financial Committee, and Coordinator of People and Governance Committee.	Yes	No	2
Oscar Augusto Camargo Filho	3/9/1938	Lawyer	030.754.948-87	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	No	9
José Luciano Duarte Penido	3/8/1948	Mining Engineer	091.760.806-25	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Coordinator of the Sustainability Committee and Member of the Compliance and Risk Committee.	Yes	No	0
Eduardo de Oliveira Rodrigues Filho	8/20/1954	Civil Engineer	442.810.487-15	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Coordinator of the Compliance and Risk Committee	Yes	No	5
Marcel Juviniano Barros	9/5/1962	Banker	029.310.198-10	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of the Sustainability Committee.	Yes	No	5
Toshiya Asahi	12/16/1966	Graduate in Steelmaking Engineering	055.107.797-21	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	No	1
Roger Allan Downey	04/01/1967	Administrator	623.291.626-34	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of the Compliance and Risk Committee	Yes	No	0
Murilo César Lemos dos Santos Passos	07/06/1947	Chemical Engineer	269.050.007-87	Board of Directors (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of the Financial Committee	Yes	No	0
Isabella Saboya de Albuquerque	8/25/1970	Securities Consultant	017.919.007-55	Board of Directors, Independent (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	Yes, according to the Novo Mercado Regulation.	2
Sandra Maria Guerra de Azevedo	4/27/1955	Businesswoman	947.562.798-72	Board of Directors, Independent (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of People and Governance Committee	Yes	Yes, according to the Novo Mercado Regulation.	2
Marcelo Gasparino da Silva	2/13/1971	Lawyer	807.383.469-34	Board of Directors, Independent (Effective)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	Yes, according to the Novo Mercado Regulation.	0

VALE

BOARD OF DIRECTORS (continued)											
a. Name	b. Date of birth	c. Profession	d. CPF or passport number	e. Elective position	f. Election date	g. Investiture Date	h. Term of office	i. Other positions held in the Company	j. Indicated by controlling shareholder	k. Independent member and criterion	l. Number of consecutive terms
Ivan Luiz Modesto Schara	10/18/1966	Economist	888.693.267-72	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	No	0
Arthur Prado Silva	4/29/1972	Banker	991.897.047-20	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of People and Governance Committee	Yes	No	2
Marcia Fragoso Soares	4/23/1965	Civil Engineer	863.363.477-53	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	No	0
Johan Albino Ribeiro	2/6/1957	Lawyer	001.307.978-63	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of the Sustainability Committee	Yes	No	0
Hugo Serrado Stoffel	7/23/1954	Administrator	304.429.237-91	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of the Compliance and Risk Committee and the Financial Committee	Yes	No	0
Ken Yasuhara	01/02/1978	Bachelor's degree in Administration f	234.081.558-44	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	No	0
João Ernesto de Lima Mesquita	01/30/1972	Banker	003.586.467-23	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	No	0
Adriano Cives Seabra	6/19/1972	Engineer	016.480.547-81	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	Member of Vale's Finance Committee	Yes	Yes, according to the Novo Mercado Regulation.	0
Nuno Maria Pestana de Almeida Alves	04/01/1958	Engineer	C407824 (Passport)	Board of Directors (Alternate)	04/30/2020	Up to 05/30/2020	Up to AGM 2021	-	Yes	Yes, according to the Novo Mercado Regulation.	0

consecutive FISCAL COUNCIL a. Name b. Date of birth c. Profession d. CPF or passport number e. Elective position f. Election date g. Investiture Date h. Term of office i. Other positions held in the Company j. Indicated by controlling shareholder k. Independent member and criterion l. Number of terms Marcelo Amaral Moraes 7/10/1967 Graduate in Economy 929.390.077-72 Member of Fiscal Council (Effective) 04/30/2020 Up to 05/30/2020 Up to AGM 2021 - Yes N/A 16 Marcus Vinícius Dias Severini 10/2/1957 Accountant 632.856.067-20 Member of Fiscal Council (Effective) 04/30/2020 Up to 05/30/2020 Up to AGM 2021 - Yes N/A 2 Cristina Fontes Doherty 05/26/1965 Economist 803.661.047-72 Member of Fiscal Council (Effective) 04/30/2020 Up to 05/30/2020 Up to AGM 2021 - Yes N/A 0 Nelson de Menezes Filho 10/8/1956 Engineer 756.878.878-49 Member of Fiscal Council (Alternate) 04/30/2020 Up to 05/30/2020 Up to AGM 2021 - Yes N/A 0

m. information on: i. main professional experiences in the last 5 years, indicating: name and sector of the company's activity job title if the company is part of (i) the issuer's economic group or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer indication of all management positions held in other third sector companies or organizations • • • ii. n. description of any of the following events that have occurred during the past 5 years: i. any criminal conviction ii. any conviction in a CVM administrative proceeding and the penalties applied iii. any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of any professional or commercial activity BOARD OF DIRECTORS José Maurício Pereira Coelho 853.535.907-91 He is a candidate to the principal member position of the Vale’s Board of Directors (which he has held since May 2019), where he is also a member of People and Governance Committee (since May 2019). His main professional experience over the last 5 years include: (i) Chief Executive Officer (from January 2017 to July 2018) and member of the Board of Directors (from 2017 to 2018) of BB Seguridade Participações S.A., a security company; (ii) Vice President of Financial Management and Investor Relations (from February 2015 to January 2017) and Finance Director (from January 2012 to February 2015) of Banco do Brasil S.A., a publicly traded company in the financial sector; (iii) Member of the Board of Directors of Cielo S.A. (from May 2012 to May 2017), a publicly-traded company open in the financial sector; (iv) Member of the Board of Directors and Chairman of the Board of Directors of BB Mapfre SH1 Participações S.A., an insurance company (from 2017 to 2018); (v) Member of the Board of Directors of CNSeg - National Confederation of Social Insurance Companies, a company in the commercial banking sector (from February 2017 to July 2018); (vi) Member of the Board of Directors of IRB - Instituto de Resseguros do Brasil, a publicly-held reinsurance company (from March 2017 to March 2019); (vii) President of the Employees' Pension Fund of Banco do Brasil - Previ (since July 2018), a company in the private pension sector, which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações SA, which in turn are signatories of the Vale Shareholder Agreement; (viii) Member of the Board of Directors (since 2015) and member of the Risk and Fiscal Council (since 2019) of Ultrapar Participações S.A., a company in the distribution of fuels, chemicals, logistics for liquid bulk and pharmaceutical retail (since 2015); and (ix) Chairman of the Deliberative Board of Abrapp - Associação Brasileira das Entidades Fechadas de Previdência Complementar, a closed private pension fund company (since 2018). He graduated in Accounting from UNIGRANRIO in December 1990, completed an MBA in Finance and Capital Markets from FGV-RJ in March 1999, and completed a Specialization in Governance from FGV-RJ in March 2003. Mr. José

Maurício Pereira Coelho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. José Mauricio Pereira Coelho has declared that he is a politically exposed person, due to having held a statutory position in Banco do Brasil S.A. from 2009 to 2017 and BB Seguridade Participações S.A. from 2017 to 2018. Fernando Jorge Buso Gomes 370.624.177-34 He is a candidate for the position of Principal Member of the Vale’s Board of Directors of Vale (which he has held since April 2015, having been appointed vice-president on May 3, 2019), where he also holds the positions of Coordinator of the Financial Committee (since December 2019), of which he was a member (since April 2015) and Coordinator of the Vale’s People and Governance Committee (since May 2019), and also held the positions of Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017), member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and member of the People Committee (from November 2017 to April 2019). His main professional experience over the last five years includes: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a privately-held Holding Company that exercised control of Vale up to 8/14/2017, when it was merged into Vale, where he also held the position of Officer (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer (since April 2015) e Investor Relations Officer; and Vice-Chairman of the Board of Directors (since April 2018) of Bradespar S.A. (as of April 2015), a privately-held company, signatory of the Vale Shareholder Agreement; (iii) Officer of Banco Bradesco BBI S.A. (from December 2006 to April 2015), investment bank; (iv) Full Member of the Board of Directors of Sete Brasil S.A. (from April 2014 April 2015), an offshore company; (v) Member of the Board of Directors of Smartia Corretora de Seguros S.A. (from September 2012 to July 2015), insurance broker; (vi) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (from September 2014 to July 2015), holding company; (vii) Member of the Board of Directors of BCPAR S.A. (from May 2013 to April 2015), holding company of cement factories; (viii) Member of the Board of Directors of 2B Capital S.A. (from November 2014 to December 2018), investment management company in private equity, where he also held the positions of (ix) Chief Executive Officer (from March 2015 to June 2016) and (x) Officer (from June 2015 to December 2018); (xi) Member of the Board of Directors of LOG Commercial Properties S.A. (from June 2013 to May 2015), a publicly-held company in the construction industry; (xii) Chief Executive Officer of Antares Holdings Ltda., Holding Company of non-financial institutions (from April 2015 to April 2017); (xiii) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); (xiv) Officer of Millennium Security Holdings Corp., Holding Company (since October 2015); and (xv) Full member of the Board of Directors of the Fundo de Investimento em Participações Sondas (from May 2011 to April 2015) of investment funds, except for social security and real estate. He graduated as a Bachelor of Economics from Bennett Integrated Colleges in June 1979. Mr. Fernando Jorge Buso Gomes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the Brazilian Securities Commission, or convicted by a final decision at the judicial or administrative level, which would have suspended or disqualified him for the practice of any professional or commercial activity. Mr. Fernando Jorge Buso Gomes stated that he is not a politically exposed person, as defined in the applicable regulations.

Oscar Augusto Camargo Filho 030.754.948-87 He is a candidate to the position of Principal Member of the Vale’s Board of Directors (which he has held since September 2003), where he has also held the positions of Member of the Strategic Committee (from March 2006 to October 2017), Member of the Executive Development Committee (from November 2003 to October 2017) and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experience over the last 5 years includes: (i) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2003), a consulting firm. Prior to that, he also held the positions of (iii) HR Secretary to the Board and Commercial Director at Perkins Motors (from 1963 to 1973), a foreign company producing diesel and gas engines; (iv) Commercial Director of the Minera Brasileiras-Reunidas S.A. - MBR and Icomi Ind. and Com. de Minérios (Caemi Group) (from 1973 to 1981), a private mining company; (v) President of Caemi International and Commercial and HR Vice President of the Caemi Group (from 1981 to 1988), a mining company; (vi) Member of the Quebec Cartier Mining Council in Montreal -Canada (from 1988 to 1992), a mining company based in Canada; (vii) Chief Executive Officer of Caemi Mineração e Siderurgia (holding company of the Caemi Group) (from 1988 to 1992 and from 1996 to 2002), a publicly-held company in the mining industry; and (viii) Member of the Board of MRS Logística S.A. (from 1996 to 2002), a publicly-traded company in the rail transport sector. He graduated in Law from the Faculty of Law School of the University of São Paulo in December 1963, and completed a post-graduate degree in International Marketing from the University of Cambridge in September 1971. Mr. Oscar Augusto Camargo Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a decision at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Oscar Augusto Camargo Filho has stated that he is not a politically exposed person, as set out in the applicable regulations. José Luciano Duarte Penido 091.760.806-25 He is a candidate for the position of Principal Member of the Vale’s Board of Directors (which he has held since May 2019), where he also holds the positions of Coordinator of the Sustainability Committee (since May 2019) and member of the Compliance and Risk Committee (since May 2019). His main professional experience over the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (between September 2009 and January 2019), a publicly-held company in the field of planted forests and pulp and paper production, controlled by BNDESPAR; (ii) Independent member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil (since 2016), a publicly-held financial institution; (iii) Independent member of the Board of Directors of Copersucar S.A. (from 2013 to December 2019), a private company in the logistics and commercialization of sugar and ethanol; (iv) Independent member of the Board of Directors of Química Amparo Ypê (since 2015), a private company in the production and marketing of household cleaning products; (v) Independent member of the Board of Directors, the Human Talent Committee and the Audit and Risk Committee of Algar S.A. (since 2015), a publicly-held company in the telecommunications, farming, hotel and entertainment sectors; (vi) Chief Executive Officer of Samarco Mineração S.A. (between 1992 and 2003), a company in which Vale owns 50% of the share capital. He graduated in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais (December 1970). Mr. José Luciano Duarte Penido has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr.

José Luciano Duarte Penido has declared that he is not a politically exposed person as defined in the applicable regulations. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 He is a candidate to the position of Effective Member of the Board of Directors (which he has held since May 2019), where he also holds the position of Coordinator of the Vale Compliance and Risk Committee (since May 2019), and served as a member of the Governance and Sustainability Committee (from April 2015 to October 2017), an alternate member of Board of Directors (April 2011 to April 2019), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (November 2017 to 2019). His main professional experience over the last 5 years includes: (i) Effective Member of the Board of Directors of Valepar S.A. (from May 2014 to Augusto 2017); private holding company which exercised control of Vale until August 14, 2017, when it was merged into Vale ; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. He graduated in Civil Engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) in July 1978 and holds a postgraduate degree in Transporting Planning from the University of Westminster, completed in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared that he is not a politically exposed person, as set out in the applicable regulations. Marcel Juviniano Barros 029.310.198-10 He is a candidate to the position of Principal Member of the Board of Directors (which he has held since October 2012), where he also holds the position of Member of Vale’s Sustainability Committee (since May 2019), where he also held the position of Member of the Executive Development Committee (from February 2013 to October 2017) and Member of the People Committee of Vale (from November 2017 to April 2019). His main professional experience in the last 5 years includes: (i) Director of Litel Participações S.A (since November 2012), signatory of the Vale Shareholder Agreement; (ii) Director of PREVI - Banco do Brasil Employee Pension Fund (since 2012), a private pension entity, which holds an indirect interest in the Company through Litela Participações S.A., a company of the private pension sector, which holds an indirect interest in the Company through Litel Participações SA and Litela Participações SA, which in turn are signatories of the Vale Shareholder Agreement; (iii) Sitting Member of Valepar's Board of Directors (from August 2012 to August 2017), a privately-held holding corporation that exercised control of Vale until 08/14/2017, when it was merged into Vale; (iv) Member of the Board of Principles for Responsible Investments UN PRI, a third sector entity in England (between January 2013 and December 2017). He graduated in History from FESB - Municipal Foundation of Higher Education of Bragança Paulista in December 1995. Mr. Marcel Juviniano Barros has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcel Juviniano Barros has stated that he is not a politically exposed person, as set out in the applicable regulations.

Toshiya Asahi TR4134013 He is a candidate to the position of Principal Member of Vale’s Board of Directors (which he has held since October 2017). His main professional experiences in the last 5 years include: (i) Vice President of Mitsui & Co. (Brasil) S.A. (since July 2015), a trading and investment company controlled by Mitsui & Co., Ltd., a signatory to Vale Shareholders' Agreement; (ii) General Manager of New Metals and Aluminum of Mitsui & Co., Ltd. (from April 2014 to July 2015), a publicly held corporation, which is a signatory to Vale’s Agreement Shareholders. He graduated in Metallurgical Engineering from Kyushu University in March 1990. Mr. Toshiya Asahi has declared, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Toshiya Asahi stated that he is not a politically exposed person as defined in the applicable regulations. Roger Allan Downey 623.291.626-34 He is a candidate for the position of Principal Member of Vale’s Board of Directors (which he has held since December 2019), where he also holds the position of member of Vale's Compliance and Risk Committee (since January 2020), and has also held the positions of (i) Executive Director responsible for the business area, referring to the area of coal, fertilizers and strategy (between May 2012 and June 2017); and (ii) Strategic Marketing Manager for the Commercial Ferrous Metals area (between October 2002 and August 2005). His main professional experiences in the last 5 years include: (i) Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação SA (since March 2019), a company in Brazil in the field of fertilizers and animal nutrition, where he also holds the position of (ii) Member of the Board of Directors (since October 2018); and (iii) Chief Executive Officer of Vale Fertilizantes S.A. (between June 2012 and June 2017), a member of the Company's economic group, in the fertilizer sector. He graduated in Business Administration from the Australian National Business School in February 2003 and completed a master's degree in Business Administration from the University of Western Australia in April 2003. Mr. Roger Allan Downey has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Roger Allan Downey has declared that he is not a politically exposed person as defined in the applicable regulations. Murilo César Lemos dos Santos Passos 269.050.007-87 He is a candidate to the position of Principal Member of Vale’s Board of Directors (which he has held since December 2019), where he also holds the position of member of the Financial Committee (since January 2020). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Odontoprev S.A., a company in the dental plans sector (since April 2008); (ii) Chairman of the Board of Directors of Tegma Logística S.A., a company in the logistics sector (since April 2017); (iii) Member of the Board of Directors of São Martinho S.A., a company in the sugar-energy sector (since 2005); (iv) Member of the Board of Directors of Suzano Holding, a holding company in the paper and cellulose sector (since April 2019); (viii) Chairman of the Board of Directors of CPFL Energia, a company in the energy sector

(between 2010 and 2017); (x) Member of the Board of Directors of CCR S.A., a Brazilian infrastructure, transport and services concession company (between 2017 and 2018); (xi) Member of the Management Committee of Suzano S.A., a company in the pulp and paper sector (since 2006). He graduated in Chemical Engineering from the Federal University of Rio de Janeiro in July 1971. Mr. Murilo César Lemos dos Santos Passos has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Murilo César Lemos dos Santos Passos has declared that he is not a politically exposed person as defined in the applicable regulations. Isabella Saboya de Albuquerque 017.919.007-55 She is a Principal Member of Vale’s Board of Directors (since October 2017). Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros S.A. (since March 2016), a publicly held Corporation in the insurance industry; (ii) Member of the Fiscal Council of Bradespar S.A. (from April to July 2016), a publicly-held company that is a signatory to Vale Shareholders' Agreement; (iii) Full Member of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (between March 2016 and March 2019), a non-profit institution; (iv) Member of the Fiscal Council of Mills S.A. (from April 2016 to April 2017), an engineering company; (v) Member of the Board of Directors of Br Malls S.A. (from May 2016 to March 2017), shopping center holding corporation; and (vi) Partner of Jardim Botânico Investimentos Ltda. (from July 2009 to January 2015), a fund management company. She graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUCRJ) in 1993. Ms. Isabella Saboya de Albuquerque has declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Isabella Saboya de Albuquerque has stated that she is not a politically exposed person as set out in the applicable regulations. Ms. Isabella Saboya de Albuquerque is an independent member of the Board of Directors of the Company in accordance with the Independence Criteria of Novo Mercado Listing Regulation. Sandra Maria Guerra de Azevedo 947.562.798-72 She is a candidate to the position of Principal Independent Member of Vale’s Board of Directors (which she has held since October 2017), where she also holds a position of Member of the People and Governance Committee (since May 2019), and she also held the position of Member of the Governance, Compliance and Risk Committee (from November 2017 to April 2019). Her main professional experiences over the last 5 years include: (i) Chairman of the Board of Directors of the Brazilian Institute for Corporate Governance - IBGC, a non-profit institution (from March 2012 to March 2016); (ii) Member of the Board of Directors (from April 2015 to April 2018) of Vix Logística S.A., a publicly-held company in the logistics sector; (iii) Member of the Board of Directors of Companhia Paranaense de Energia - Copel S.A. (from October 2016 to April 2017), a publicly-held company in the power business; (iv) Member of the Board of Directors of the Global Reporting Initiative – GRI (from January 2017 to December 2019), an international entity in the sustainability sector; and (v) Founding Partner of Better Governance Consulting Services (since 2005), a consulting firm. She graduated in Social Communication - Journalism from Universidade Paulista in 1977 and holds a Master’s Degree in Business Administration from University of São Paulo - USP, completed in 2009. Ms. Sandra

Maria Guerra de Azevedo has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final judgement, at the judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Sandra Maria Guerra de Azevedo has stated that she is not a politically exposed person, as set out in the applicable regulations. Ms. Sandra Maria Guerra de Azevedo is an independent member of the Board of Directors of the Company in accordance with the Independent Criterion in the Novo Mercado Regulation. Marcelo Gasparino da Silva 807.383.469-34 He is currently applying to the position of Independent Full Member of Vale’s Board of Directors, where he also held the position of alternate member of the Board of Directors (since May 2019) and also held the position of alternate Member of the Board of Directors (between April 2016 and April 2017). Her main professional experiences in the last 5 years include: (i) Fiscal Director of Petróleo do Brasileiro S.A – Petrobras, a publicly-held company of the petrochemical industry (since April 2019); (ii) Member of the Board of Directors of Kepler Weber S.A, a publicly-held company in the business of raw materials and products related to the metallurgy, import and export, service provision, commercialization of products intended for the agroindustry (since April 2019). (iii) Member of the Board of Directors (since 2019) Companhia Energética de Minas Gerais – CEMIG, a publicly-held company of the energy sector; (iv) Chairman of the Board of Directors at ETERNIT S.A. (since April 2018), a publicly traded company specialized in various activities such as the exploration of agricultural activities, gold buying and selling, industrialization of cement, concrete and gypsum products, among others; (v) Member of the Board of Directors of Companhia Catarinense de Águas e Saneamento – CASAN, a company from the sanitation sector (from May 2019 to February 2020); (vi) Member of the Board of Directors of Centrais Elétricas Brasileiras de Santa Catarina – CELESC, a holding from the power sector (from April 2018 to April 2019); (vii) Fiscal Director of Petróleo do Brasileiro S.A – Petrobras, a publicly-held company of the petrochemical industry (from April 2017 to April 2018); (viii) Member of the Board of Directors of Battistella S.A, a publicly-held company in port logistics, heavy and forestry vehicles (from April 2016 to April 2017); (ix) Member of the Board of Directors (from April 2016 to April 2017) of Eletrobras, a publicly-held company of the power sector; (x) Independent Member of the Board of Directors (between April 2016 and April 2018) of AES Eletropaulo, a publicly-held company of the power sector; (xi) Member of the Board of Directors (from April 2015 to April 2016) of Usiminas, a publicly-held company of the steel industry; (xii) Member of the Board of Directors (between April 2015 and April 2016) of Bradespar, a publicly-held company of the investments sector. He graduated in Law at Universidade Federal de Santa Catarina in January 1995, receive a postgraduation degree in Corporate Tax Management at Fundação ESAG - ÚNICA in 2000. Mr. Marcelo Gasparino da Silva has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Gasparino da Silva stated he is a politically exposed person due to performing duties as (i) Member of the Board of Directors of Eletrobras (from May 2016 to July 2016); (ii) Member of the Board of Directors of CEMIG (since May 2016); (iii) Member of the Board of Directors of CELESC (from May 2018 to March 2019); and (iv) Member of the Audit Committee of Petrobras (since May 2019). Ivan Luiz Modesto Schara 888.693.267-72

He is a candidate to the position of Alternate Member of the Board of Directors of Vale (which he has held since May 2019), and that he previously held from 2003 to 2005, as well as being a member of Vale's Finance Committee from 2005 to 2009. His main professional experience in the last 5 years includes: (i) Executive Manager in the Pension Fund of the Employees of Banco do Brasil – PREVI (since 2009), a private pension entity that holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which are signatories of Vale's Shareholder Agreement; (ii) Chairman of the Board of Directors of Sauipe S.A., in the tourism sector (from October 2009 to January 2018); (iii) Member of the Financial Committee of Paranapanema S.A., in the metallurgy business (from April 2018 to August 2019); (iv) Member of the Board of Directors of 521 Participações S.A., a company in liquidation of the shareholding business (since April 2019); (v) Member of the Audit Committee of Tupy S.A., a metallurgy company (since June 2019). He graduated in Economics from PUC/SP in December 1990. He completed an MBA in Business Administration from IBMEC/RJ in December 1998, an MBA in Corporate Finance and Corporate Law from Fundação Getúlio Vargas/RJ in December 2000 and an MBA in Corporate Governance from IBMEC/PDG/RJ in December 2001. He also completed a Master’s Degree in Business Administration from IBMEC/RJ in August 2008. Mr. Ivan Luiz Modesto Schara has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Ivan Luiz Modesto Schara stated that he is not a politically exposed person, as set out in the applicable regulations. Arthur Prado Silva 991.897.047-20 He is a candidate to the position of Alternate Member of Vale’s Board of Directors (which he has held since July 2015). where he also holds the position of Member of the People and Governance Committee of Vale (since May 2019), and also held the positions of Member of the Controllership Committee (from April 2015 to October 2017), member of the Governance and Sustainability Committee (from April 2015 to July 2019), and member of Governanc, Conformity, and Risk Committee (from November 2017 to May 2019). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Valepar S.A. (between July 2015 and August 2017), a privately-held holding company that exercised control of Vale until 08/14/2017, when it was merged into Vale; (ii) Member of the Board of Directors of Litel Participações S.A. (since July 2015), a holding company controlled by PREVI, which in turn is the Company's indirect parent company; (iii) Principal Member of the Board of Directors of Litela Participações S.A. (since July 2015); (iv) Executive Manager of Banco do Brasil Employees’ Pension Fund - PREVI (since March 2013), a company in the private pension sector, which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which in turn are signatories of the Vale Shareholder Agreement; (v) Member of the Financial Committee of Neoenergia S.A, a publicly-held company, in the energy sector (since April 2018), where he also holds the position of (vi) Member of the Board of Directors (since August 2018); and (vii) Member of the Fiscal Council (since May 2019) of Investimentos em Participações S.A. - INVEPAR, a holding company controlled by PREVI,. He graduated in Law in December 1999, with Post-Graduation in Auditing and Finance, completed in May 2001, and in Tax Law, completed in March 2009, all at Universidade Cândido Mendes, and MBA in Corporate Finance from Fundação Getúlio Vargas, in December 2003. Mr. Arthur Prado has stated for all legal purposes that in the last five (5) years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities and Exchange Commission, or any conviction by a final and unappealable decision, at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Arthur Prado has stated that he is not a politically exposed person as set out in the applicable regulations. Marcia Fragoso Soares 863.363.477-53 She is a candidate to the position of Alternate Member of Vale’s Board of Directors (which she has held since May 2019). Her main professional experiences in the last 5 years include: (i) Superintendent of Engineering of Entrevias - Grupo Patria S.A., in the branch of road concessions (from May 2017 and December 2017); (ii) Consultant in Patria S.A. Group, in the field of investments (from September 2016 to April 2017); (iii) Deployment Officer at Via 040 S.A. - Invepar Group, from the highway concessions branch (from January 2014 to September 2015); and (iv) Director of Maintenance and Conservation of Arteris S.A., a company in the road concession business (since July 2019). She graduated in Civil Engineering from Faculdade Reunidas Nuno Lisboa in July 1987. She completed a Specialization in Geotechnics by COPPE – UFRJ in December 1995, an MBA in Business Management from the FGV in 2013, a Master's Degree in Transport Engineering from COPPE/UFRJ in 2004 and a Specialization in Board of Directors from FDC in November 2016. Ms. Marcia Fragoso Soares has declared for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Marcia Fragoso Soares stated that she is not a politically exposed person, as set forth in the applicable regulations. Johan Albino Ribeiro 001.307.978-63 He is a candidate to the position of Alternate Member of the Board of Directors (which he has held since May 2019), where he also holds the position of Member of the Sustainability Committee (since May 2019). His main professional experiences in the last 5 years include: (i) Departmental Officer of Banco Bradesco S.A. (between March/2013 and March/2017), a financial institution of Bradespar S.A., and Bradespar and Banco Bradesco are under common control; (ii) Officer of Banco Bradesco Berj S.A. (between March 2017 and February 2019), a financial institution; (iii) Officer of Bradespar S.A. (since April 2017), a holding company signatory to the Vale Shareholders’ Agreement. He graduated in Law and Social Sciences from the University of São Paulo in December 1980 and completed an MBA in Business Administration for Graduates from Fundação Getúlio Vargas - São Paulo in December 1994. Mr. Johan Albino Ribeiro has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Johan Albino Ribeiro stated that he is not a politically exposed person, as set out in the applicable regulations. Hugo Serrado Stoffel 304.429.237-91 He is a candidate to the position of Alternate Member of Vale’s Board of Directors (which he has held since May 2019), where he also holds the position of Member of the Compliance and Risk Committee (since May 2019) and Member of the Finance Committee (since October 2019). He was an alternate member of the Board of Directors of Valepar S.A. (October/2004 to March/2008), a privately-held holding company that controlled Vale until 8/14/2017, when it was merged into Vale. His main professional experience over the last 5 years includes: (i) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2013), a consulting firm. He graduated in Business Administration from the University of the State of Rio de Janeiro in December 1978, and completed a specialization in Advanced Management Program from INSEAD, in France, in July 1987. Mr. Hugo Serrado Stoffel has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Hugo Serrado Stoffel stated that he is not a politically exposed person, as set out in the applicable regulations. Ken Yasuhara V668435-6 He is a candidate to the position of Alternate Member of Vale’s Board of Directors (which she has held since December 2019). Her main professional experiences in the last 5 years include: (i) Officer at Mitsui & Co. (since October 2019), a company headquartered in Brazil in the retail business, where he has previously taken the role of (ii) Iron Ore Division Manager (from June 2018 to October 2019) and (iii) Alternate Member of the Board of Directors of Alumina do Norte do Brasil (from June 2018 to September 2019), a Brazilian mining company. He graduated in Policy Management at Keio University, Japan, on March 2001. Mr. Ken Yasuhara has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Ken Yasuhara has declared that he is not a politically exposed person as defined in the applicable regulations. João Ernesto de Lima Mesquita 003.586.467-23 He is currently applying for the position of Alternate Member of the Board of Directors. His main professional experiences in the last 5 years include: (i) Executive Manager of Banco do Brasil Employees’ Pension Fund - PREVI (since April 2019), a company in the private pension sector, which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which in turn are signatories of the Vale Shareholder Agreement; (ii) Alternate Member of the Board of Directors of Neoenergia S.A. (since August 2019), a Brazilian company from the energy sector, controlled directly or indirectly by PREVI, in which he also holds the position of (iii) Member of the Remuneration Committee (Since September 2016); (iv) Full Member of the Board of Directors of Litel Participações S.A. (since April 2017); (v) Full Member of the Board of Directors of Litela Participações S.A. since April 2017); and (vi) Full Member of the Board of Directors of 521 Participações S.A. (since April 2015), a Brazilian company directly or indirectly controlled by PREVI. He graduated into Systems Analysis at Universidade Estácio de Sá in December 2000, post-graduated in Finance and Controllership at FGV in September 2004 and specialized in Planning Engineering - Major in Supplementary Pension Fund Management in August 2018. Mr. João Ernesto de Lima Mesquita has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. João Ernesto de Lima Mesquita has declared that he is not a politically exposed person as defined in the applicable regulations. Adriano Cives Seabra 016.480.547-81

He is a candidate to the position of Alternate Member of the Board of Directors of Vale (which he has held since May 2019), where he also holds the position of Member of the Financial Committee (since May 2019). Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Sanepar S.A. (since april/2017), a publicly-held company in the water and sanitation sector; (ii) Member of the Board of Directors of Banrisul S.A. (since june/2018), an open capital financial institution; (iii) Member of the Board of Directors of Smiles Fidelidade S.A, company from the rewards programs sector (since april/2019); (iv) Member of the Board of Directors of CESP S.A. (between April/2017 and April/2019), publicly-held company of the power generation sector; (v) Member of the Audit Committee (between April/2017 and April/2018) of Copasa S.A., a publicly-held company of the water and sanitation sector, in which he also worked as Alternate Member of the Audit Committee (between April/2018 and May/2019); (vi) Member of the Board of Directors of Eletropaulo S.A. (between April/2018 and november/2018), a publicly-held company of the power distribution sector, in which he also worked as Member of the Audit Committee (between April/2018 and December/2018); (vii) Partner, Manager and Head of Analysis of Fides Asset Management (between March/2015 and May/2016), a company of the resource management sector; (viii) Manager and Head of Analysis of Opus Gestão de Recursos (between August/2011 and January/2015), a company of the resource management sector; (ix) Member of the Board of Directors of Even Construtora S.A. (between April/2015 and October/2015), an open corporation of the incorporation and construction sector. He graduated in Electronic Engineering from the Federal University of Rio de Janeiro – UFRJ in 1994. Mr. Adriano Cives Seabra has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Adriano Cives Seabra stated that he is not a politically exposed person, as set out in the applicable regulations. Mr. Adriano Cives Seabra is an independent member of the Board of Directors of the Company in accordance with the Independence Criterion of Novo Mercado’s Listing Regulation. Nuno Maria Pestana de Almeida Alves C407824 He is currently applying for the position of Alternate Member of the Board of Directors of Vale. His main professional experiences in the last 5 years include: (i) Member of the Investment Committee of Horizon Private Equity(since June 2018); (ii) Member of the Remuneration and Welfare Committee of the Board of Directors of Greenwall - Sociedade de Gestão Imobiliária, LDA, a company of real state sector (since May 2014); (iii) Member of the Remuneration and Welfare Committee of the Board of Directors of Banco Comercial Português (since May 2019); (iv) CFO (Chief Financial Officer) of EDP - Energias de Portugal, a company from the power sector (from March 2006 to April 2019); (v) Member of the Board of Directors (from April 2006 to April 2018) of EDP - Energias do Brasil S.A., a holding from the power sector, and (vi) Member of the Board of Directors of EDP (between December 2007 and April 2018). He graduated in Naval Architecture and Maritime Engineering in 1980 and obtained his MBA (Master Business Administration) in 1985, both in the University of Michigan, USA. Mr. Nuno Maria Pestana de Almeida Alves has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Nuno Maria Pestana de Almeida Alves has declared that he is not a politically exposed person as defined in the applicable regulations.

FISCAL COUNCIL Marcelo Amaral Moraes 929.390.077-72 He is currently applying for the position of Full Member of the Fiscal Council of Vale (since May 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of CPFL Energia S.A., a publicly-held company of the power sector (since April 2017); (ii) Member of the Audit Committee of Aceco TI S.A., a private corporation of the construction sector (from march 2016 to april 2018); (iii) Member of the Board of Directors at ETERNIT S.A. (from April 2016 to April 2018), a publicly traded company specialized in various activities such as the exploration of agricultural activities, gold buying and selling, industrialization of cement, concrete and gypsum products, among others; (iv) CEO of Capital Dynamics Investimentos Ltda. (from January/2012 to April/2015), a Swiss resource management company; (v) Member of the Audit Committee of Gol Linhas Aéreas Inteligentes S.A. (since May 2018), a publicly-held company of the air transport sector; (vi) Member of the Audit Committee of Linx S.A. (since May 2018), a publicly-held company of the technology sector; (vii) Member of the Audit Committee of Ultrapar Participações S.A., holding (since May 2019). He graduated in Economics from the Federal University of Rio de Janeiro (UFRJ) in January 1991, completed an MBA in Business Administration from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in November 2003. Mr. Marcelo Amaral Moraes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final and unappealable decision at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Amaral Moraes has stated that he is not a politically exposed person, as set out in the applicable regulations. Marcus Vinícius Dias Severini 632.856.067-20 He is currently appliying for the position of Member of the Audit Committee of Vale (which he holds since April 2017), where he also acted as a Controllership Officer (between October 1994 and March 2015). Her main professional experiences in the last 5 years include: (i) Member of the Audit Committee of Fundação Vale do Rio Doce de Seguridade Social – VALIA, a private, no-profit supplementary pension company, created by Vale (since January 2019); (ii) Member of the Audit Committee of BRF S.A. (from April 2015 to April 2019), a publicly-held company in the food industry; and (iii) Member of the Audit Committee of Mills Estruturas e Serviços de Engenharia S.A. (from April 2015 to April 2018), a publicly-held company operating in the civil construction sector. He graduated in Electrical Engineering from Universidade Federal Fluminense - UFF in December 1979, in Accounting Science at UniverCidade in December 2003. He completed a specialization course in Economic Engineering at UniSUAW in December 1981, with a major in Business Management by Fundação Dom Cabral in December 2004, major in Senior Leadership Program at MIT – Sloan School of Management in September 2005 and specialization in The Mastering Leadership Challenges Program at IMD International in September 2007. Mr. Marcus Vinícius Dias Severini has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr.

Marcus Vinícius Dias Severini stated that he is not a politically exposed person, as set out in the applicable regulations. Cristina Fontes Doherty 803.661.047-72 She is currently applying for the position of Full Member of the Audit Committee of Vale, in which she also worked as: Economist (between 1992 and 1995), Financial Economic Analyst (between 1996 and 1998), Business Analyst (between 1998 and 2001), Project Coordinator (between 2002 and 2004), Business Development Executive Coordinator (between 2005 and 2007), General Business Development and Management Manager (between 2008 and 2012), Alternate Member of the Board of Directors of CSP – Companhia Suderúrgica do Pecém (between March/2011 and July/2016), Alternate Member of the Board of Directors of Thyssenkrupp Companhia Siderúrgica do Atlântico (between January 2012 and May 2016), Full Member of the Operations and Financial Committee of California Steel (between July 2013 and July 2016), Full Member of the Board of Directors of Vale Omã (between September 2013 and July 2016) and General Manager for Participations Manager (between 2013 and July 2016). Her main professional experiences in the last 5 years include: (i) Member of the Audit Committee of Invepar, a Brazilian company in the road, airport and urban mobility concessions sector (since May 2019). She graduated in Economics at Faculdade Cândido Mendes in Ipanema/RJ on July 1988 and concluded an MBA in Executive Finances at the Instituto Brasileiro de Mercado de Capitais – IBMEC/RJ in September 1996 and MBA in Strategic Business Management on Universidade de São Paulo – USP in August 2004. Ms. Cristina Fontes Doherty has declared, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Ms. Cristina Fontes Doherty has declared that he is not a politically exposed person as defined in the applicable regulations. Nelson De Menezes Filho 756.878.878-49 He is a candidate to the position of Alternate Member of Vale’s Audit Committee (which he has held since May 2019). Her main professional experiences in the last 5 years include: (i) Member of the Fiscal Council of Embraer S.A. (between April 2013 and April 2015), a publicly held company in the industrial and aeronautical sector; (ii) Member of the Board of Directors of Beta Securitizadora S.A. (between May 2016 and January 2019), a service and financial company; (iii) Officer of BANIF - Banco Inter do Funchal S.A. (between February 2016 and August 2017), a service and financial company, where he also acted as Chief Auditor (between October 2012 and February 2016); (iv) Officer of BANIF - Banco de Investimento S.A. (between February 2016 and August 2017), a company in the financial services sector, where he also acted as Chief Auditor (between October 2012 and February 2016); (v) Executive Manager (Internal Audit) of Banco do Brasil S.A. (between February 2009 and October 2012), a publicly traded company in the financial sector; and (vi) Chairman of the Audit Committee of COOPERFORTE - Cooperativa de Economia e Crédito (since October 2018), active in the services and financial sector. Graduated in Metallurgical Engineering from FEI - School of Industrial Engineering in June 1980 and completed an MBA in Audit at FIPECAFI/USP in July 1998. Mr. Nelson de Menezes Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a decision at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Nelson de Menezes Filho has stated that he is not a politically exposed person, as set out in the applicable regulations. 12.6. Regarding each of the candidates that worked as members of the board of directors or audit committee in the last fiscal year, informing, in table form, the attendance percentage in meetings held by the respective entity in the same period, which took place after divesture meetings held after divestiture 2 Mrs. Isabella Saboya de Albuquerque, member of the Board of Directors, was on medical leave from August 1, 2019 to February 1, 2020. BOARD OF DIRECTORS Name Total of Meetings Held by the respective entity since the investiture in 2019 % of member's participation in José Maurício Pereira Coelho 16 100% Fernando Jorge Buso Gomes 16 94% Oscar Augusto Camargo Filho 16 94% José Luciano Duarte Penido 16 100% Eduardo de Oliveira Rodrigues Filho 16 100% Marcel Juviniano Barros 16 100% Toshiya Asahi 16 94 Roger Allan Downey 0 N/A Murilo César Lemos dos Santos Passos 0 N/A Isabella Saboya de Albuquerque2 16 44% Sandra Maria Guerra de Azevedo 16 100% Ivan Luiz Modesto Schara (Alternate) 16 0% Arthur Prado Silva (Alternate) 16 0% Marcia Fragoso Soares (Alternate) 16 0% Johan Albino Ribeiro (Alternate) 16 0% Hugo Serrado Stoffel (Alternate) 16 0% Ken Yasuhara (Alternate) 16 0% João Ernesto de Lima Mesquita (Alternate) 16 0% Marcelo Gasparino da Silva (Alternate) 16 6% Adriano Cives Seabra (Alternate) 16 50% Nuno Maria Pestana de Almeida Alves 0 N/A

meetings held after divestiture AUDIT COMMITTEE Name Total of Meetings Held by the respective entity since the investiture in 2019 % of member's participation in Marcelo Amaral Moraes 11 100% Marcus Vinícius Dias Severini 11 100% Nelson de Menezes Filho (Alternate) 11 0%

12.7. Provide information mentioned in item 12.5 in relation to the candidates who are members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are not statutory:

FINANCIAL COMMITTEE											
a. Name	b. Date of Birth	c. Profession	d. CPF or passport number	e. Elective position	f. Election date	g. Investiture Date	h. Term of office	i. Other positions held in the Company	j. Indicated by controlling shareholder	k. Independent member and criterion	l. Number of consecutive terms
Fernando Jorge Buso Gomes	06/06/1956	Banker	370.624.177-34	Coordinator	5/3/2019	5/3/2019	Until Aug 2021	Vice President of Vale's Board of Directors, Coordinator of Financial Committee, and Coordinator of People and Governance Committee.	Yes	No	3
Murilo César Lemos dos Santos Passos	07/06/1947	Chemical engineer	269.050.007-87	Full Member	01/23/2020	01/23/2020	Until Aug 2021	Full member of the Board of Directors.	Yes	No	0
Hugo Serrado Stoffel	7/23/1954	Administrator	304.429.237-91	Full Member	10/24/2019	10/24/2019	Until Aug 2021	Member of the Board of Directors and Compliance and Risk Committee.	Yes	No	0
Adriano Cives Seabra	6/19/1972	Engineer	016.480.547-81	Full Member	5/3/2019	5/3/2019	Until Aug 2021	Members of the Board of Directors of Vale.	No	No	0

SUSTAINABILITY COMMITTEE											
a. Name	b. Date of Birth	c. Profession	d. CPF or passport number	e. Elective position	f. Election date	g. Investiture Date	h. Term of office	i. Other positions held in the Company	j. Indicated by controlling shareholder	k. Independent member and criterion	l. Number of consecutive terms
José Luciano Duarte Penido	3/8/1948	Mining Engineer	091.760.806-25	Coordinator	5/3/2019	5/3/2019	Until Aug 2021	Member of the Board of Directors of Vale and the Compliance and Risk Committee	Yes	No	0
Johan Albino Ribeiro	2/6/1957	Lawyer	001.307.978-63	Full Member	5/3/2019	5/3/2019	Until Aug 2021	Alternate Member of the Board of Directors of Vale	Yes	No	0
Marcel Juviniano Barros	9/5/1962	Banker	029.310.198-10	Full Member	5/3/2019	5/3/2019	Until Aug 2021	Full member of the Board of Directors of Vale.	Yes	No	0

VALE

PERSONNEL AND GOVERNANCE COMMITTEE											
a. Name	b. Date of Birth	c. Profession	d. CPF or passport number	e. Elective position	f. Election date	g. Investiture Date	h. Term of office	i. Other positions held in the Company	j. Indicated by controlling shareholder	k. Independent member and criterion	l. Number of consecutive terms
Fernando Jorge Buso Gomes	06/06/1956	Banker	370.624.177-34	Coordinator	5/3/2019	5/3/2019	Until Aug 2021	Vice President of Vale's Board of Directors, Coordinator of Financial Committee	Yes	No	2
José Maurício Pereira Coelho	8/4/1966	Banker	853.535.907-91	Full Member	5/3/2019	5/3/2019	Until Aug 2021	Chairman of the Board of Directors of Vale	Yes	No	0
Arthur Prado Silva	4/29/1972	Banker	991.897.047-20	Full Member	5/3/2019	5/3/2019	Until Aug 2021	Alternate Member of the Board of Directors of Vale	Yes	No	0
Sandra Maria Guerra de Azevedo	4/27/1955	Businesswoman	947.562.798-72	Full Member	5/3/2019	5/3/2019	Until Aug 2021	Full Independent Member of the Board of Directors	No	No	0

COMPLIANCE AND RISK COMMITTEE											
a. Name	b. Date of Birth	c. Profession	d. CPF or passport number	e. Elective position	f. Election date	g. Investiture Date	h. Term of office	i. Other positions held in the Company	j. Indicated by controlling shareholder	k. Independent member and criterion	l. Number of consecutive terms
Eduardo de Oliveira Rodrigues Filho	8/20/1954	Engineer	442.810.487-15	Coordinator	5/3/2019	5/3/2019	Until Aug 2021	Members of the Board of Directors of Vale.	Yes	No/ N/A	0
Hugo Serrado Stoffel	7/23/1954	Administrator	304.429.237-91	Member of the Committee (Sitting Member)	5/3/2019	5/3/2019	Until Aug 2021	Member of the Board of Directors of Vale and Member of the Financial Committee.	Yes	No/ N/A	0
José Luciano Duarte Penido	3/8/1948	Mining Engineer	091.760.806-25	Member of the Committee (Sitting Member)	05/30/2019	05/30/2019	Until Aug 2021	Member of the Board of Directors of Vale and the Sustainability Committee	Yes	No/ N/A	0
Roger Allan Downey	04/01/1967	Administrator	623.291.626-34	Member of the Committee (Sitting Member)	01/23/2020	01/23/2020	Until Aug 2021	Full member of the Board of Directors.	Yes	No/ N/A	0

Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the Finance Committee and the Personnel and Governance Committee. For further information, whereas Mr. Fernando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6. José Luciano Duarte Penido 091.760.806-25 Mr. José Luciano Duarte Penido is not an independent member of the Sustainability Committee and the Compliance and Risk Committee. For further information, whereas Mr. José Luciano Duarte Penido is a member of the Board of Directors, see item 12.5/6. Johan Albino Ribeiro 001.307.978-63 Mr. Johan Albino Ribeiro is not an independent member of the Sustainability Committee. For further information, whereas Mr. Johan Albino Ribeiro is a member of the Board of Directors, see item 12.5/6. José Maurício Pereira Coelho 853.535.907-91 Mr. José Maurício Pereira Coelho is not an independent member of the People and Governance Committee. For further information, whereas Mr. José Maurício Pereira Coelho is a member of the Board of Directors, see item 12.5/6. Marcel Juviniano Barros 029.310.198-10 Mr. Marcel Juviniano Barros is not an independent member of the Sustainability Committee. For further information, whereas Mr. Marcel Juviniano Barros is a member of the Board of Directors, see item 12.5/6. Arthur Prado Silva 991.897.047-20 Mr. Arthur Prado Silva is not an independent member of the People and Governance Committee. For further information, whereas Mr. Arthur Prado Silva is a member of the Board of Directors, see item 12.5/6. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Mr. Eduardo de Oliveira Rodrigues Filho is not an independent member of the Compliance and Risk Committee. For further information, whereas Mr. Eduardo de Oliveira Rodrigues Filho is a Member of the Board of Directors, see item 12.5/6. Hugo Serrado Stoffel 304.429.237-91

Mr. Hugo Serrado Stoffel is not an independent member of the Compliance and Risk Committee and Financial Committee. For further information, whereas Mr. Hugo Serrado Stoffel is a Member of the Board of Directors, see item 12.5/6. Roger Allan Downey 623.291.626-34 Mr. Roger Allan Downey is not an independent member of the Compliance and Risk Committee. For further information, whereas Mr. Roger Allan Downey is a member of the Board of Directors, see item 12.5/6. Murilo César Lemos dos Santos Passos 269.050.007-87 Mr. Murilo César Lemos dos Santos Passos is not an independent member of the Finance Committee. For further information, whereas Mr. Murilo César Lemos dos Santos Passos is a member of the Board of Directors, see item 12.5/6. Sandra Maria Guerra de Azevedo 947.562.798-72 Ms. Sandra Maria Guerra de Azevedo is not an independent member of the People and Governance Committee, however, she is an independent member of the Company’s Board of Directors, in accordance with Novo Mercado's independence criteria. For further information, whereas Ms. Sandra Maria Guerra de Azevedo is an independent full member of the Board of Directors, see item 12.5/6. Adriano Cives Seabra 016.480.547-81 Mr. Adriano Cives Seabra is not an independent member of the Finance Committee, however, he is an independent member of the Company’s Board of Directors, in accordance with Novo Mercado's independence criteria. For further information, whereas Mr. Adriano Cives Seabra is a member of the Board of Directors, see item 12.5/6.

12.8. Regarding each of the candidates that worked as members of the statutory boards, as well as audit, risk, financial and remuneration committees, even if said committees or structures are not statutory, [2]inform, in table form, the attendance percentage in meetings held by the respective entity in the same period, which took place after divesture

FINANCIAL COMMITTEE		
Name	Total of Meetings Held by the respective entity since the investiture in 2019	% of member's participation in meetings held after divestiture
Fernando Jorge Buso Gomes	12	83%
Murilo César Lemos dos Santos Passos	0	N/A
Hugo Serrado Stoffel	3	67%
Adriano Cives Seabra	12	92%

SUSTAINABILITY COMMITTEE		
Name	Total of Meetings Held by the respective entity since the investiture in 2019	% of member's participation in meetings held after divestiture
José Luciano Duarte Penido	10	60%
Johan Albino Ribeiro	10	90%
Marcel Juviniano Barros	10	80%

PERSONNEL AND GOVERNANCE COMMITTEE		
Name	Total of Meetings Held by the respective entity since the investiture in 2019	% of member's participation in meetings held after divestiture
Fernando Jorge Buso Gomes	9	89%
José Maurício Pereira Coelho	9	78%
Arthur Prado Silva	9	67%
Sandra Maria Guerra de Azevedo	9	89%

COMPLIANCE AND RISK COMMITTEE		
Name	Total of Meetings Held by the respective entity since the investiture in 2019	% of member's participation in meetings held after divestiture
Eduardo de Oliveira Rodrigues Filho	10	80%
Hugo Serrado Stoffel	10	100%
José Luciano Duarte Penido	10	80%
Roger Allan Downey	0	N/A

[2]Information provided in this item must cover audit, risk, financial and remuneration committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process. of the issuer's administrative or management bodies as consultants or inspectors.

12.9. Inform the existence of a marital relationship, common-law marriage or kinship until the 2nd degree between: a. issuer’s Managers b.(i) issuer’s administrators and (ii) administrators of companies directly or indirectly controlled by the issuer c.(i) issuer’s administrators or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the issuer d.(i) issuer’s administrators and (ii) administrators of direct or indirect parents of the Company All candidates for members of Vale's Board of Directors and Fiscal Council have stated individually and for all legal purposes that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the officers of Vale's direct and indirect controlling companies. 12.10. Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between the candidates to administrators of the issuer and: a. company directly or indirectly controlled by the issuer, except for those in which the issuer holds the entire share capital, either directly or indirectly. b. direct or indirect controller of the issuer c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or parent companies, or companies controlled by any of these entities Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Role Fiscal Year 12/31/2019 Issuer Manager Arthur Prado Silva 991.897.047-20 Subordination Indirect Controller Board Member Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482/0001-24 Note Mr. Arthur Prado Silva is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
Arthur Prado Silva	991.897.047-20	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note Mr. Mr. Arthur Prado Silva is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2017			
Issuer Manager			
Arthur Prado Silva	991.897.047-20	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note Mr. Mr. Arthur Prado Silva is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
José Maurício Pereira Coelho	853.535.907-91	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note Mr. José Maurício Pereira Coelho is President of Banco do Brasil Employees' Pension Fund – PREVI, which holds an indirect interest in the Company through Litela Participações S.A., which, in turn, is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
José Maurício Pereira Coelho	853.535.907-91	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note Mr. José Maurício Pereira Coelho is President of Banco do Brasil Employees' Pension Fund – PREVI, which holds an indirect interest in the Company through Litela Participações S.A., which, in turn, is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
Oscar Augusto Camargo Filho	030.754.948-87	Provision of Services	Direct Controller
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75		
Note			
Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
Oscar Augusto Camargo Filho	030.754.948-87	Provision of Services	Direct Controller
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75		
Note			
Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2017			
Issuer Manager			
Oscar Augusto Camargo Filho	030.754.948-87	Provision of Services	Direct Controller
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75		
Note			
Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
Ivan Luiz Modesto Schara	888.693.267-72	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note			
Mr. Ivan Luiz Modesto Schara is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
Ivan Luiz Modesto Schara	888.693.267-72	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note			
Mr. Ivan Luiz Modesto Schara is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2017			
Issuer Manager			
Ivan Luiz Modesto Schara	888.693.267-72	Subordination	Indirect Controller
Board Member			
Related person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note			
Mr. Ivan Luiz Modesto Schara is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
Hugo Serrado Stoffel	304.429.237-91	Provision of Services	Direct Controller
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75		
Note			
Mr. Hugo Serrado Stoffel is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory to Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
Hugo Serrado Stoffel	304.429.237-91	Provision of Services	Direct Controller
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75		
Note			
Mr. Hugo Serrado Stoffel is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory to Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.

<table>
<tr><th>Identification</th><th>CPF/CNPJ</th><th>Relationship type of Management member with related person</th><th>Type of related person</th></tr>
<tr><td colspan="4">Position/Role</td></tr>
<tr><td colspan="4">Fiscal Year 12/31/2017</td></tr>
<tr><td colspan="4">Issuer Manager</td></tr>
<tr><td>Hugo Serrado Stoffel</td><td>304.429.237-91</td><td>Provision of Services</td><td>Direct Controller</td></tr>
<tr><td>Board Member</td><td colspan="3"></td></tr>
<tr><td colspan="4">Related person</td></tr>
<tr><td>CWH Consultoria em Gestão Empresarial</td><td>26.703.816/0001-75</td><td></td><td></td></tr>
<tr><td colspan="4">Note
Mr. Hugo Serrado Stoffel is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory to Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.</td></tr>
</table>

<table>
<tr><th>Identification</th><th>CPF/CNPJ</th><th>Relationship type of Management member with related person</th><th>Type of related person</th></tr>
<tr><td colspan="4">Position/Role</td></tr>
<tr><td colspan="4">Fiscal Year 12/31/2019</td></tr>
<tr><td colspan="4">Issuer Manager</td></tr>
<tr><td>Eduardo de Oliveira Rodrigues Filho</td><td>442.810.487-15</td><td>Provision of Services</td><td>Direct Controller</td></tr>
<tr><td>Board Member</td><td colspan="3"></td></tr>
<tr><td colspan="4">Related person</td></tr>
<tr><td>CWH Consultoria em Gestão Empresarial</td><td>26.703.816/0001-75</td><td></td><td></td></tr>
<tr><td colspan="4">Note
Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.</td></tr>
</table>

<table>
<tr><th>Identification</th><th>CPF/CNPJ</th><th>Relationship type of Management member with related person</th><th>Type of related person</th></tr>
<tr><td colspan="4">Position/Role</td></tr>
<tr><td colspan="4">Fiscal Year 12/31/2018</td></tr>
<tr><td colspan="4">Issuer Manager</td></tr>
<tr><td>Eduardo de Oliveira Rodrigues Filho</td><td>442.810.487-15</td><td>Provision of Services</td><td>Direct Controller</td></tr>
<tr><td>Board Member</td><td colspan="3"></td></tr>
<tr><td colspan="4">Related person</td></tr>
<tr><td>CWH Consultoria em Gestão Empresarial</td><td>26.703.816/0001-75</td><td></td><td></td></tr>
<tr><td colspan="4">Note
Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.</td></tr>
</table>

<table>
<tr><th>Identification</th><th>CPF/CNPJ</th><th>Relationship type of Management member with related person</th><th>Type of related person</th></tr>
<tr><td colspan="4">Position/Role</td></tr>
<tr><td colspan="4">Fiscal Year 12/31/2017</td></tr>
<tr><td colspan="4">Issuer Manager</td></tr>
<tr><td>Eduardo de Oliveira Rodrigues Filho</td><td>442.810.487-15</td><td>Provision of Services</td><td>Direct Controller</td></tr>
<tr><td>Board Member</td><td colspan="3"></td></tr>
<tr><td colspan="4">Related person</td></tr>
<tr><td>CWH Consultoria em Gestão Empresarial</td><td>26.703.816/0001-75</td><td></td><td></td></tr>
<tr><td colspan="4">Note
Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale's shareholders' agreement. For more information on this agreement, see item 15.5 of this Reference Form.</td></tr>
</table>

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
Johan Albino Ribeiro	001.307.978-63	Subordination	Direct Controller
Board Member			
Related person			
Bradespar S.A.	03.847.461/0001-92		
Note			
Mr. Johan Albino Ribeiro is a Director of Bradespar S.A, which holds interest in the Company and is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
Johan Albino Ribeiro	001.307.978-63	Subordination	Direct Controller
Board Member			
Related person			
Bradespar S.A.	03.847.461/0001-92		
Note			
Mr. Johan Albino Ribeiro is a Director of Bradespar S.A, which holds interest in the Company and is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2017			
Issuer Manager			
Johan Albino Ribeiro	001.307.978-63	Subordination	Direct Controller
Board Member			
Related person			
Bradespar S.A.	03.847.461/0001-92		
Note			
Mr. Johan Albino Ribeiro is a Director of Bradespar S.A, which holds interest in the Company and is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
José Luciano Duarte Penido	091.760.806-25	Subordination	Direct Controller
Board Member			
Related person			
Fibria Celulose	60.643.228/0001-21		
Note			
Mr. José Luciano Duarte Penido was the Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was the National Economic and Social Development Bank - BNDES, which holds interest in the Company and is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
José Luciano Duarte Penido	091.760.806-25	Subordination	Direct Controller
Board Member			
Related person			
Fibria Celulose	60.643.228/0001-21		
Note			
Mr. José Luciano Duarte Penido was the Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was the National Economic and Social Development Bank - BNDES, which holds interest in the Company and is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2017			
Issuer Manager			
José Luciano Duarte Penido	091.760.806-25	Subordination	Direct Controller
Board Member			
Related person			
Fibria Celulose	60.643.228/0001-21		
Note			
Mr. José Luciano Duarte Penido was the Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was the National Economic and Social Development Bank - BNDES, which holds interest in the Company and is a signatory to Vale's Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2019			
Issuer Manager			
Marcel Juviniano Barros	029.310.198-10	Subordination	Direct Controller
Director			
Related person			
Litel Participações S.A.	00.743.065/0001-27		
Note			
Mr. Marcel Juviniano Barros is the Director of Litel Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.			

Identification	CPF/CNPJ	Relationship type of Management member with related person	Type of related person
Position/Role			
Fiscal Year 12/31/2018			
Issuer Manager			
Marcel Juviniano Barros	029.310.198-10	Subordination	Direct Controller
Director			
Related person			
Litel Participações S.A.	00.743.065/0001-27		
Note			
Mr. Marcel Juviniano Barros is the Director of Litel Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.

Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Role Fiscal Year 12/31/2019 Issuer Manager JoãoErnestodeLima Mesquita 003.586.467-23 Subordination Indirect Controller Board Member Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482/0001-24 Note Mr. João Ernesto de Lima Mesquita is Executive Manager at the Investments Office of the Banco do Brasil Employees' Pension Fund-(PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Role Fiscal Year 12/31/2017 Issuer Manager Marcel Juviniano Barros 029.310.198-10 Subordination Direct Controller Director Related person Litel Participações S.A. 00.743.065/0001-27 Note Mr. Marcel Juviniano Barros is the Director of Litel Participações S.A., which is a signatory to Vale Shareholders Agreement. For information on this agreement, see item 15.5 of this Reference Form.

Exhibit III - Vale’s Management compensation Below is the presentation of item 13 of the Reference Form. 13.1 - Describe the remuneration policy or practice of the board of directors, statutory and non-statutory board, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects a. objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and 71,149 own employees and 78,143 outsourced employees (of which 39,932 are permanent and 38,211 of projects) operating in their operations on December 31, 2019. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies as well as other companies of similar size and business cycle - typically large global companies in the mining and natural resources sectors. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the company operates, its alignment with the short and long term strategy, its return to shareholders and the sustainability of its business. Such proposal is Committee, composed of four members of the member, who makes recommendations to the prepared with the support of the People Board of Directors and one independent Board of Directors regarding the annual aggregate compensation. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers.

In an extraordinary nature in 2019 and 2020, (i) deliveries related to the remediation of the dam rupture in Brumadinho were defined as parameters of the variable remuneration, related to meeting goals focused on health and safety, sustainability and mainly on organizational reconstruction and crisis management for repair of environmental, social and humanitarian damages caused by the rupture of the dam in January 2019, in addition to (ii) actions aimed at the Company's performance in a conscious manner regarding the safety and stability of dams, support for investigations, relationship management with stakeholders and cultural restructuring. Furthermore, for 2020, the Company adopted metrics even more focused on social responsibility (Environmental, Social and Governance or “ESG”) for the short and long term variable remuneration of its executives, seeking to strengthen the strategic pillars of Security & Operational Excellency and the New Pact with Society, increasing the visibility of the Company’s commitment to the ESG theme. In addition, in 2019, due to the exceptional rupture of the dam in Brumadinho, the Board of Directors decided, as communicated to the market on January 27, 2019, to suspend the variable remuneration to executives, which was originally scheduled for occur in 2019, that is, the payment of the Bonus referring to the fiscal year ended in 2018 and the Matching award (started in 2016). The payment of the Virtual Stock Program (PAV), at the time of the resolution and communication of the suspension, had already occurred. Currently, after the evolution of the investigations and the results of the indictments, the payment of variable remuneration to the executives was resumed, with the exception of those who were dismissed of their respective positions due to the ongoing investigations (for which such payments will remain suspended until the clarity of the results of the ongoing investigation). b. Composition of the compensation, indicating: i. Description of the elements of compensation and the objectives of each one: BOARD OF DIRECTORS Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for the purpose of remunerating the services of each director, within the scope of responsibility assigned to the Company's Board of Directors. There is no distinction between the compensation paid to the members of the Board of Directors, except for the amount paid to the member who holds the position of Chairman of the Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Audit Committee and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors.

The alternate members of the Board of Directors shall only be remunerated for each meeting that they participate in replacement of the full member, provided that their monthly compensation cannot exceed the individual monthly compensation of the full member. Direct and Indirect Benefits. Are not entitled to any direct and indirect benefits. Participation in Committees. The full members of the Board of Directors who are also part of the Committee (s) are also entitled to the monthly remuneration related to the Committee, limited to the participation of a Committee. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. FISCAL COUNCIL Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company’s Fiscal Council. The determination of the compensation of the Fiscal Council is calculated as a percentage of the average compensation attributed to the Executive Officers of the Company. Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Direct and indirect benefits and participation in Committees. They are not entitled to direct and indirect benefits, representation funds or compensation for participation in Committees, except reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. ADVISORY COMMITTEES

The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: (a) People and Governance Committee, (b) Compliance and Risk Committee, (c) Finance Committee, (d) Sustainability Committee and (e) Audit Committee (together, “Advisory Committees”). As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Advisory Committees (“CIAEs”), which are non-statutory committees, namely: • The Support and Reparation CIAE is dedicated to monitoring the measures aimed at assisting victims and recovering the affected area; The Investigation CIAE is focused on the investigation of the causes; and The Dam Safety CIAE is focused on recommending measures to be taken to reinforce the safety conditions thereof. • • Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. Specifically for members of the CIAEs, the monthly amount may vary according to time worked in each month. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. Are not entitled to any direct and indirect benefits. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, profit sharing, compensation for participation in meetings, and commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. STATUTORY OFFICERS (EXECUTIVE BOARD) Fixed Compensation Pro-labore. They are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company. Direct and Indirect Benefits. They are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents on key issues, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. The Statutory Officers are not entitled to compensation for participation in committees. Variable compensation Bonus. They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, and focus on socio-environmental matters, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured by the targets assigned to each Statutory Officer. For fiscal year 2019, the goal panel for bonus purposes focused on: (i) (ii) 10% associated with sustainability indicators 10% associated with the health and safety of employees, including penalties for fatality and for changed lives 40% referring to actions for organizational reconstruction and crisis management to repair environmental, social and humanitarian damages and other sustainable initiatives resulting from the rupture of the dam in Brumadinho 40% is focused on economic-financial results and operating cash generation (Global EBITDA or EBITDA related to the business segment, depending on the position of the executive). (iii) (iv) The table below presents a summary of the goals panel for Executive Officers and the results of the panel for 2019 (if red, goal not achieved; if green, goal achieved):

40% 40% 10% For fiscal year 2020, Vale's leadership is committed to maintaining the work that was carried out throughout 2019, especially in relation to repair actions, in addition to other initiatives aligned with the unfolding of the Long-Term Strategy, which will focus on Cultural Transformation and on topics related to ESG. In this context, the weight of collective indicators related to Health and Safety will have even more relevance in the variable remuneration of Executive Directors for the current fiscal year, when compared to the year 2019. Others. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, except for possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries and other initiatives that bring differentiated value to the company, which can generate extraordinary bonuses upon approval by the Board of Directors, on the recommendation of the People and Governance Committee, observing the total amount approved at the General Meeting by the company's shareholders. FERROUSBASICOTHERS MATERIALSMETALSEXECUTIVE 2019 GOAL PANELCEOCFOOFFICEROFFICEROFFICERS GLOBAL EBITDA FERROUS EBITDA BASICMETALS EBITDA SUSTAINABILITY INDICATORS 10% HEALTHAND SAFETY 10% CRISIS MANAGEMENT AND REPAIR 40%

Post-Employment Benefits They may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan. Entitlement to benefits after termination of position They are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non-renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form. Share-based Compensation Virtual Stock Program ("PAV") It represents a variable long-term compensation amount, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance. The PAV is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The PAV cycles that were granted from 2014 to 2018 (including) were 4 years long and had cumulative partial payments (0%, 20%, 30% and 50% each year) depending on Vale's performance against comparable companies (peer group, consisting of BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau, CSN and Peabody, this latter being unlisted from the stock exchange in 2017). In 2019, the new cycles will last for 3 years, with award only at the end of the cycle, still based on Vale’s performance in relation to its peers (peer group, consisting of Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto and South32). The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (percentile P100), the amount calculated is increased by 50%; if Vale is at the worst quartile (P25), there is no payment; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount. From 2020, the PAV performance metric will no longer be exclusively associated to the TSR related to peers, also depending on metrics related to the ESG subject, whose indicators will measure Vale's long-term performance in health, safety, environment and stakeholders matters, among others. TSR metric starts to have 80% relevance, and ESG metrics are included with a 20% proportion.

VIRTUAL ACTION PLAN	UNTIL 2019	2020+	DESCRIPTION OF THE INDICATORS USED FOR GRANTS
TSR	**100%** 	**80%** 	Vale's Total Shareholder Return (TSR), compared to a pre-selected peer group.
ESG INDICATORS (ENVIRONMENTAL, SOCIAL AND GOVERNANCE)	-	20% 	Health and safety (10%) and sustainability indicators based on Vale's 2030 commitments (10%).
PAYMENT CONDITIONS	If Vale is in 5th position or less in the TSR ranking, there will be no payment		

The inclusion of 20% of indicators relating to the ESG in the PAV performance metric demonstrates a relevant focus from the Company in such nature themes, considering that the market references apply, on average, 10% of its indicators relating to ESG themes, according to recent *benchmarking* performed by the Company.

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

Matching

It represents a variable long-term amount of compensation, linked to the Company's performance reflected on its market value and stock price, the main purpose of which is to align managers' efforts with shareholders' interests and, at the same time, serve as leverage for retaining executives. The program requires the counterpart of the executive in the granting (acquisition and blocking of Vale shares through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years (observing the rules and conditions of permanence), with a reward at the end of the cycle equivalent to the net amount in Vale's shares, increased by the total amount of the withholding income tax. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to remain under the ownership of the shares until the end of the cycle.

As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching plans still in progress, could block them, using them for the purpose of the new cycle. This rule is allowed to this day.

It is worth noting that, as of 2019, the requirement was implemented within the Matching program, that the Statutory Executive of such programs will retain in his ownership the shares issued by Vale in the amount equivalent to at least 36 ( thirty-six) times the value of the fixed monthly installment for the Chief Executive Officer and 24 (twenty-four) times the value of the fixed monthly installment for the remaining Executive Officers. In addition, as of the concessions started in 2019, the participants started having the right to receive the net amount equivalent to dividends (or interest on equity) on the shares still not awarded by Vale within the Matching program, whenever there is distribution by Vale to its shareholders. Within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Based on elements of the remuneration applicable to the Company’s Statutory Executive Officers, as presented in previous items (fixed compensation, Bonus, Matching and PAV), is presented below the distribution of the remuneration considering the achievement of the target performance of the short and long term variable remuneration3. 3 Regards the expected distribution according to the designed model (remuneration policy) assuming the achievement of the target goals. Therefore, the information above does not hold correspondence with the information presented on the tables presented on item 13.1.b.ii e 13.2 that reflect the results from each fiscal year (disclosed considering the criterion of cash disbursements from the Company in each fiscal year).

with experience and and commitment of Malus Clause From the year 2019, the Malus Clause has been implemented by the Company, which states that, through an extraordinary event or fact, of exceptional severity, with evident adverse impacts on the Company's market value and / or reputation, the Board of Directors may determine that the variable portion of the remuneration (namely, Bonus, Matching and PAV), in whole or in part, may be abolished for the period of occurrence. The situations in which the Board of Directors may apply the provisions of this clause are as follows: (i) cases of fraud or illegal conduct by the executive; (ii) the occurrence of catastrophic events, in environmental or health and safety matters, which affect the reputation of Vale or the Vale System; and (iii) the occurrence of any extraordinary events, which are identified as arising from the Company's action, and which have a negative impact on the market value of the Company's shares. The Malus Clause rule applies to Vale's Statutory Board. OTHERS DIRECTORS CEOEXECUTIVESRATIONALE FIXED FEES 27%33% Attract and retain executives competence consistent with the scope and responsibility of the position SHORTTERM REMUNERATION (ANNUAL BONUS) 33%33% Recognize the executive's participation in the annual results, encouraging him to overcome challenges, achieve sustainable results and manage risks effectively. MATCHING 23%23% Promote long-term retention executives. VIRTUAL ACTION PLAN 17%11% Promote the creation of Vale's long-term sustainable value

NON-STATUTORY BOARD They are employees of the Company with employment relationship and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses. Fixed Compensation Pro-labore. They are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each executive, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. They are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents on key issues, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. They are not entitled to compensation for participation in committees. Variable compensation Profit sharing (PLR) They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. The initiatives that were implemented by the Company for the years 2019 and 2020 (as described above referring to the goals used as parameters for the calculation of the Variable Remuneration / Bonus of the Statutory Board, namely: (a) sustainability indicators, (b) health and safety of employees, including penalties for fatality and for changed lives, (c) for organizational reconstruction and crisis management to repair environmental, social and humanitarian damages and other sustainable initiatives arising from the rupture of the dam in Brumadinho, and (d) economic and financial results and operating cash generation (Global

EBITDA or EBITDA related to the business segment, depending on the position of the executive) also apply to this audience, mainly initiatives focused on organizational reconstruction and crisis management for repair of damages resulting from the rupture of the dam in Brumadinho and short and long term strategic actions focusing on Cultural Transformation and ESG issues. Others. They are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan. Entitlement to benefits after termination of position They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Virtual Stock Program ("PAV") The rules and conditions of the PAV offered to this public are the same as those applicable to the Statutory Directors, including the implementation of ESG metrics (with 20% weight) for payment of the program from the cycles started in 2020, as described in item above regarding the Share-Based Compensation of the Executive Board (Virtual Actions Program - PAV). For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching The rules and conditions of Matching offered to these stakeholders are the same as those applied to the Statutory Officers, as described in the item above regarding Share-based Compensation of the Board of Executive Officers (Matching), except in relation to: (i) the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers, and (ii) maintenance of ownership of share, which is not applicable to Non-Statutory Officers. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Note that the Malus Clause rule previously described for Statutory Board does not apply to Non-Statutory Directors NON-STATUTORY COMMITTEES

The Company also has five non-statutory committees, namely: (a) Business Risk Executive - Operational, (b) Business Risk Executive Committee - Geotechnical; (c) Business Risk Executive Committee - Strategic, Financial and Cyber; (d) Business Risk Executive Committee - Compliance and (e) the Ethics Committee. All positions of non-statutory committees are filled by statutory, non-statutory directors and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable. The Information Disclosure Committee was terminated as of February 20, 2020. ii. In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation According to the tables below4, the proportions of each element in the total compensation for the fiscal years of 2017, 2018 and 2019 were approximately: 4 It takes into account the cash disbursements for each period.

VALE

Fiscal Year 2017

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board [(1)]	Committees[(2)]
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.16%	83.33%	14.17%	34.81%	83.83%
Direct and Indirect Benefits	-	-	3.88%	5.56%	-
Participation in committees	-	-	-	-	-
Other [(3)]	12.84%	16.67%	3.08%	8.07%	16.17%
Variable compensation	-	-	-	-	-
Bonus	-	-	16.00%	27.27%	-
Profit sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [(3)]	-	-	12.78%	8.59%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	39.91%	-	-
Share-based Compensation	-	-	10.17%	15.69%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Excludes the members of the committees who are also members of the Company's administration.
(3) Payments related to payroll charges under responsibility of VALE - INSS

VALE

<u>**Fiscal Year 2018**</u>

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	86.54%	83.33%	12.37%	20.80%	86.65%
Direct and Indirect Benefits	-	-	4.24%	5.49%	-
Participation in committees	-	-	-	-	-
Other (2)	13.46%	16.67%	2.60%	5.26%	13.35%
Variable compensation	-	-	-	-	-
Bonus	-	-	18.81%	-	-
Profit sharing	-	-	-	32.76%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	9.02%	6.55%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	41.15%	-	-
Share-based Compensation	-	-	11.81%	29.14%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.

(2) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2019

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board [(1)]	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	72.18%	83.33%	29.17%	39.86%	86.26%
Direct and Indirect Benefits	-	-	9.52%	8.94%	-
Participation in committees	12.06%	-	-	-	-
Other [(2)]	15.76%	16.67%	5.74%	9.76%	13.74%
Variable compensation	-	-	-	-	-
Bonus	-	-	0.00%	-	-
Profit sharing	-	-	-	0.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [(2)]	-	-	4.55%	0.00%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	20.96%	-	-
Share-based Compensation	-	-	30.06%	41.44%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Payments related to payroll charges under responsibility of VALE - INSS

iii. Methodology for calculation and adjustment of each element of compensation

The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the Fiscal Council and the members of the Advisory Committees is set at the Annual Shareholders' Meeting and distributed by the Board of Directors.

Board of Directors

The definition of values that make up the fees for full members and alternates occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member. Audit Committee The amounts that make up the fees for full members have as reference the value of 10% of the fixed compensation that, on average, is attributed to Statutory Officers (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Audit Committee are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Advisory Committees The definition of values occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Until 2019, fees were readjusted annually by the Broad National Consumer Price Index – IPCA. As of 2020, this portion should be evaluated along with the other elements of executive remuneration, by the People and Governance Committee (with subsequent assessment by the Board of Directors), and will be readjusted as necessary, having as based on the references of the international executive market. Statutory Directors (Executive Officers) The fixed monthly remuneration (fees) is defined based on market practice, verified through the performance of referential surveys conducted by specialized companies, in which the behavior of remuneration for companies of similar size is observed. Until 2019, fees were readjusted annually by the Broad National Consumer Price Index – IPCA. As of 2020, this portion should be evaluated along with the other elements of executive remuneration, by the People and Governance Committee (with subsequent assessment by the Board of Directors), and will be readjusted as necessary, having as based on the references of the international executive market. The direct and indirect benefits to which they are entitled are calculated according to market practice, verified through the performance of referential surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as assessed by the People and Governance Committee and approved by the Board of Directors.

The bonus component is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established (such as, the Crisis Management goal and ESG metrics) and the cash generation of the Company for each fiscal year. The components of share-based compensation (PAV and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the executive occupies and the location in which he/she operates in the Company: (i) The PAV uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the virtual shares granted, and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period (the factor can vary between 0% and 150%, according to Vale's position in relation to other companies), however, for cycles starting from 2020, such payments will still have the impact of ESG metrics (with 20% of weight). The price of the stock used in the awards is the average stock price in the last 60 trading days of the year prior to the payment. From 2014 to 2018 (including), the PAV lasted 4 years and made gradual payments over the cycle. As of 2019, the cycles of PAV will have 3 years of duration with full award. (ii) Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the executives who choose to purchase the shares. Beginning in 2016 (including), the plan allows participation using shares already held ("Free Shares"), as long as they are not linked to other Matching cycles that are not yet closed. After 3 years, executives who are still in the Company and have held such shares, receive the award in equivalent to the net amount in Vale's shares, increased by the total amount of the withholding income tax. Beginning with the concessions started in 2019, participants will be entitled to receive the net amount equivalent to dividends (or interest on shareholders' equity) on shares not yet awarded by the Company, whenever there is distribution to its shareholders. All components of the compensation package of the Statutory Board of Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the Personnel Committee and approved by the Board of Directors. Non-Statutory Board The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy). The direct and indirect benefits to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size. The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash generation for each year. The readjustment of the fixed compensation resulting from the IPCA or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation. Share-based compensation (PAV and Matching) has the same methodology of calculations and as previously described in the item above regarding the Statutory Officers (Executive Officers). iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Reference Form, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company. For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation.

c. Main performance indicators that are taken into account in determining each element of compensation: All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the Personnel Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale positioning as compared to peer companies), general goals of productivity and sustainability. Furthermore, especially in 2019 and 2020, for remediation of the rupture of the Brumadinho dam, goals of organizational reconstruction and crisis management have become even more important to remedy environmental, social and humanitarian damages, in addition to actions aimed at the Company's operation in a conscious way regarding the safety and stability of dams, support to investigations, management of the relationship with stakeholders, and cultural restructuring. Thus, it is worth highlighting that in 2020 the indicators related to the ESG theme were implemented as parameters for the definition of remuneration within the short and long term variable remuneration programs. For further information, see item 13.1(a). d. How compensation is structured to reflect the evolution of performance indicators The definition of executives' performance targets and commitment to safety and sustainability and relating to ESG themes for structuring the payment of the short term variable remuneration is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived from the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the PAV, the Company’s ranking among a group of other companies with characteristics similar to those of Vale (peer group). e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders. To that end, the PAV and Matching were defined with grace periods for payment of the compensation, which deadlines were described in item 13.1 and established so that such programs are in line with the evolution of the Company's own performance indicators.

f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers At the date of this Proposal, there is no compensation of the Company Management supported by subsidiaries, controlled companies or direct or indirect parent companies, by virtue of the positions held by them in the Company. It is, however, emphasized that, in the fiscal years of 2019, 2016 and 2015, one of the Company's Executive Officers has accumulated the functions of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15. g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer Normally, there is no compensation or benefit to the members of the Board of Directors and Audit, Statutory and Non-Statutory Committees and the Executive Board related to the occurrence of such a corporate event. Exceptionally in 2017 and 2018, some Statutory and Non-Statutory Officers received a symbolic extraordinary bonus, for actively participating in the disclosure and operationalization of relevant projects for the Company, duly approved under the terms of Vale’s Bylaws, such as for instance symbolic extraordinary bonus referring to the project for entrance in the Novo Mercado segment. h. Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The People and Governance Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the Committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Meeting, as established in the Company’s Bylaws. In addition, as explained above, we clarify that the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other segment industries. iii. How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 - Total remuneration per body recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year of the board of directors, statutory board and fiscal council:

Total compensation forecast for the current year Dec 31, 2020 - Annual Values				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	14.00	7.51	5.00	**26.51**
No. of members receiving compensation	14.00	7.51	5.00	**26.51**
Annual Fixed compensation				
Salary or *pro-labore*	10,405,858.33	27,050,294.97	1,803,353.00	**39,259,506.30**
Direct and indirect benefits	0.00	7,706,653.76	0.00	**7,706,653.76**
Participation in committees	2,486,000.00	0.00	0.00	**2,486,000.00**
Others	2,578,371.67	5,410,058.99	360,670.60	**8,349,101.26**
Description of other fixed compensations	INSS regarding fixed fees	INSS regarding fixed fees	INSS regarding fixed fees	
Variable compensation				
Bonus	0.00	36,710,046.48	0.00	**36,710,046.48**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	12,578,864.28	0.00	**12,578,864.28**
Description of other variable compensations		Hiring bonus and INSS on variable remuneration and termination		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	35,453,357.56	0.00	**35,453,357.56**

Share-based, including options	0.00	45,428,409.27	0.00	**45,428,409.27**
Notes:	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 2. The remuneration for participation in Committees includes only the participation of the sitting members.	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. Share-based compensation: referring to PAV and Matching due for payment in 2020 and Matching that was due in 2019 (suspended). 3. Bonus: referring to the Bonus scheduled for payment in 2020 and the bonus that was due in 2019 (suspended), paid in 2020 4. Termination: severance payments from executives who left the company in 2018 and 2019, as well as estimates for 2020 of new costs with termination severances.	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. The full members (5 members) of the Fiscal Council are considered.	
Total compensation	**15,470,230.00**	**170,337,685.31**	**2,164,023.60**	**187,971,938.91**

For more information on the 2020 remuneration, see item 13.16.

Compensation in the Fiscal year ending 31 December 2019 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	12.92	6.91	5.00	24.83
No. of members receiving compensation	12.92	6.91	5.00	24.83
Annual Fixed compensation				
Salary or *pro-labore*	7,142,459.33	24,913,435.61	1,833,960.00	**33,889,854.94**
Direct and indirect benefits	0.00	8,130,545.72	0.00	**8,130,545.72**
Participation in committees	1,194,000.00	0.00	0.00	1,194,000.00
Others	1,559,291.87	4,898,186.06	366,792.00	**6,824,269.93**
Description of other fixed compensations	INSS regarding fixed fees	INSS regarding fixed fees	INSS regarding fixed fees	
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	3,885,703.39	0.00	**3,885,703.39**
Description of other variable compensations		Hiring bonus and INSS on variable remuneration and termination		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	17,899,948.43	0.00	**17,899,948.43**
Share-based, including options	0.00	25,676,497.21	0.00	**25,676,497.21**

Notes:	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 1. It considers the full members (12 members between January and April, 13 members between May and November and 11 members in December) and the alternate members (5 months with alternate member participation in the year) remunerated for participating in the Board of Directors' meetings. 2. The remuneration for participation in Committees includes the sitting and alternate members	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. Share-based Compensation: values referring to PAV due for payment in 2019(1). There was no payment for the Matching (suspended) 3. Bonus: There was no payment for the Bonus. 4. Termination of position: severance payments made to executive officers who left the company in 2017, 2018 and 2019.	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. The full members (5 members) of the Fiscal Council are considered.	
Total compensation	**9,895,751.20**	**85,404,316.42**	**2,200,752.00**	**97,500,813.62**

(1) Payment referring to PAV was made in January,2019 before the rupture of the dam in Brumadinho. The other variable remunerations that should have been paid this year were suspended due to the rupture ofthe dam.

Compensation in the Fiscal year ending December 31, 2018 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	12.08	6.00	5.00	**23.08**
No. of members receiving compensation	12.08	6.00	5.00	**23.08**
Annual fixed compensation				
Salary or *pro-labore*	6,608,146.89	20,543,646.36	1,705,551.75	**28,857,345.00**
Direct and indirect benefits	0.00	7,050,290.66	0.00	**7,050,290.66**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	1,028,229.38	4,317,265.39	341,110.35	**5,686,605.12**
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	31,237,934.71	0.00	**31,237,934.71**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	14,983,080.22	0.00	**14,983,080.22**
Description of other variable compensations		Payroll costs under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	68,346,721.83	0.00	**68,346,721.83**
Share-based, including options	0.00	19,622,073.35	0.00	**19,622,073.35**

Notes:	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. The full members (12 members) and the alternate members (2 participations of alternate member were necessary in the year) are considered.	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. Share-based compensation: amounts referring to the PAV (cycles 2014, 2015 and 2016) and Matching (cycle 2015). 3. Bonus: amounts referring to the results and targets for the 2017 reporting period. 4. Termination of position: severance payments made to executive officers who left the company in 2016, 2017 and 2018.	1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. The full members (5 members) of the Fiscal Council are considered.	
Total compensation	**7,636,376.27**	**166,101,012.52**	**2,046,662.10**	**175,784,050.89**

Compensation in the Fiscal year ending Dec 31, 2017 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	14.92	6.77	4.82	**26.51**
No. of members receiving compensation	14.92	6.77	4.82	**26.51**
Annual fixed compensation				
Salary or *pro-labore*	5,870,112.79	22,874,587.57	1,630,344.40	**30,375,044.76**
Direct and indirect benefits	0.00	6,253,899.59	0.00	**6,253,899.59**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	864,422.60	4,975,383.00	326,068.97	**6,165,874.57**
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	25,827,307.21	0.00	**25,827,307.21**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	20,630,480.53	0.00	**20,630,480.53**
Description of other variable compensations		Payroll costs under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	64,406,344.10	0.00	**64,406,344.10**
Share-based, including options	0.00	16,410,713.06	0.00	**16,410,713.06**

Notes:	1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/20. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/20. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle). 3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 fiscal year regarding the targets for the 2016 fiscal year, in addition to contracting bonus and symbolic extraordinary bonus related to entering into the Novo Mercado (see item 13.1.g) paid in	1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/20. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter

		the 2017 fiscal year. 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017.	CVM/SEP 02/18.	
Total compensation	**6,734,535.39**	**161,378,715.06**	**1,956,413.37**	**170,069,663.82**

13.3 - Variable compensation related to the past three fiscal years and expected compensation forecast for the current fiscal year of the board of directors, statutory board and audit committee: Variable compensation forecast for the current fiscal year (2020) (1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 13.2. (2) Estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020. (3) Only considers installments referring to short-term variable compensation plan. It does not consider other bonuses that can be recognized in the year. (4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Executive Board in 2019 and not considering suspended installments in 2019, referring to the 2018 target panel. (5) Value corresponding to the target established with reference to the market, considering the members who occupied the Executive Board in 2019 Item / Year Board of Directors Statutory Board Fiscal Council Total Totalnumberof members (1) 14.00 7.51 5.00 26.51 No. of members receiving compensation(2) 0.00 7.51 0.00 7.51 Bonus(3) Minimum Amount Forecast in the Compensation Plan - 0.00 - 0.00 Maximum Amount Forecast in the compensation plan(4) - 42,667,926.48 - 42,667,926.48 Amount Estimated in the compensation plan, if the targets are met ("Target") (5) - 21,333,963.24 - 21,333,963.24 Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are met - - - -

Variable compensation - Fiscal Year ended on Dec 31, 2019

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	12.92	6.91	5.00	24.83
No. of members receiving compensation(2)	0.00	6.91	0.00	6.91
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Forecast in the compensation plan(4)	-	35,760,234.48	-	35,760,234.48
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	17,880,117.24	-	17,880,117.24
Value effectively recognized in the income for the fiscal year (6)	-	0.00	-	0.00
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the fiscal year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Number of officers and directors of the board, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.
(3) Only considers the installments of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year.
(4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Executive Board in 2018.

(5) Value corresponding to the target established with reference to the market, considering the members who occupied the Executive Board in 2018
(6) Refers to the amount effectively recognized, regarding annual bonus program, linked to the results and targets for the 2018 reporting period. This amount was suspended due to the rupture of the dam in Brumadinho, accordingly, there was no payment in 2019.

Variable compensation - Fiscal Year ended on Dec 31, 2018

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members [(1)]	12.08	6.00	5.00	23.08
No. of members receiving compensation[(2)]	0.00	6.00	0.00	6.00
Bonus[(3)]				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan[(4)]	-	27,310,672.64	-	27,310,672.64
Amount Forecast in the compensation plan if the targets are reached ("Target") [(5)]	-	13,655,336.32	-	13,655,336.32
Value effectively recognized in the income for the fiscal year [(6)]	-	27,161,721.49	-	27,161,721.49
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the fiscal year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Number of officers and directors of the board, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.
(3) Only considers the installments of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year.
(4) Amount corresponding to 200% of the target established with reference to the market, and considering the members that are part of the Board of Executive Officers throughout 2017.
(5) Amount corresponding to 100% of the target established with reference to the market, and considering the members that are part of the Board of Executive Officers throughout 2017.
(6) Refers to the amount effectively recognized, regarding annual bonus program, linked to the results and targets for the 2017 reporting period.

Variable compensation - Fiscal Year ended on Dec 31, 2017

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	14.92	6.77	4.82	26.51
No. of members receiving compensation(2)	0.00	6.77	0.00	6.77
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	46,541,844.41	-	46,541,844.41
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	23,270,922.20	-	23,270,922.20
Value effectively recognized in the income for the fiscal year (6)	-	22,427,354.08	-	22,427,354.08
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the fiscal year	-	-	-	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.
(2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.
(3) Only considers short-term variable compensation portions. Does not consider contracting bonus, neither the symbolic extraordinary bonus related to entering into the Novo Mercado segment.
(4) Value corresponding to 200% of the target established with reference to the market.
(5) Value corresponding to 100% of the target established with reference to the market.
(6) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2017 related to the 2016 year targets.

13.4 - Related to the share-based compensation of the board of directors and statutory board of executive officers, in force in the last fiscal year and forecast for the current fiscal year, report: The Company has two share-based compensation plans for the Statutory Board of Executive Officers (Matching and PAV), which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares. General Terms and Conditions a. Virtual Stock Program ("PAV") This is a long-term compensation incentive, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance. From 2014, the amount to be paid under the Program has started to have as a basis for calculation the fixed compensation received by its beneficiaries, the parameters of this calculation being pre-established for each hierarchical level and each country where the Company operates. The calculated amounts were transformed in number of virtual stock units, considered the average quotation of Vale’s common shares of the last 60 trading sessions of the previous year. In the event that the executive remains with the Company until the end of the cycle, the number of virtual stocks shall be converted into monetary value by the average price of the common shares issued by Vale during the last 60 trading sessions of the year prior to the date scheduled for awards. The metric for prizes varies according to the Total Shareholder Return (TSR) indicator related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (ranking P100), the amount calculated is increased by 50%; if Vale is below ranking P25 or, there is no award; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount. From 2014 to 2018, each PAV cycle lasted 4 years with gradual payments (0%, 20%, 30% and 50% each year) conditioned to Vale's performance - measured by Vale's TSR versus peers - whose peer group was composed of 12 companies. As of 2019, the PAV cycle will last for 3 years, with full reward conditioned to Vale's performance - as measured by Vale's TSR versus peers - whose peer group is made up of the current 7 companies (namely: Alcoa, Anglo, BHP, Freeport, Glencore, Rito Tinto and South32). From 2020, the PAV performance metric will no longer be exclusively associated to the TSR related to peers, also depending on metrics related to the ESG (Environmental, Social and

Governance or “ESG”) subject, whose indicators will measure Vale's long-term performance in health, safety, environment and stakeholders matters, among others. TSR metric starts to have 80% relevance, and ESG metrics are included with a 20% proportion. The inclusion of 20% of indicators relating to the ESG in the PAV performance metric demonstrates a relevant focus from the Company in such nature themes, considering that the market references apply, on average, 10% of its indicators relating to ESG themes, according to recent benchmarking performed by the Company. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching This is a long-term compensation incentive, based on the expected performance of the Company, reflected in its market value and share price, and its main objectives are to serve as a lever for retaining executives, to reinforce a culture of sustainable performance and encourage "ownership", aligning the efforts of managers with the interests of the shareholder. The program requires the counterpart of the executive in the granting (acquisition and blocking of shares issued by Vale through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years, with a reward at the end of the cycle performed by the Company in shares (as acquired by the participant at the beginning of the cycle), observing the rules and conditions of permanence. As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching programs still open, could block them, using them for the purpose of the new cycle. This rule is allowed to this day. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a reward equivalent to the net amount in Vale's shares, increased by the total amount of the withholding income tax. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to

50% of this amount) and also to remain under the ownership of the shares until the end of the cycle. Within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year. As already mentioned in item 13.1 (a), the maintenance of share ownership was implemented in 2019, in which the executive must accumulate, through compensation programs based on stocks offered by the Company. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. b. Main Objectives of the Plan The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align executive and shareholder interests, to reinforce a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership". c. How the plan contributes to these objectives The share-based compensation plans align the interests of the shareholders and the Statutory Officers insofar as they ensure that there are gains to the executives only when there are gains to the Company. d. How the plan fits into the issuer's compensation policy The aforementioned share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year or four-year period and, still, in the case of the PAV, the Company's relative performance compared to a group of companies with characteristics similar to Vale and, regarding 2020, the alignment with the Company's main strategic deliveries (through ESG metrics). Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term.

f. Maximum number of shares covered Not applicable. There is no granting of stock options under the share-based compensation plans. In the PAV, the number of virtual common shares granted as a reference under the plan varies according to the base compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. In the Matching Plan, the calculation base is the fixed compensation received by the Statutory Board of Executive Officers of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. g. Maximum number of options to be granted Not applicable. There is no granting of stock options under the share-based compensation plans. h. Conditions for acquisition of shares Not applicable. The share-based compensation plans do not provide the executives with options to acquire Company shares. i. Criteria for setting the acquisition price or fiscal year Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. Considering the current plans of the Company: (i) in the PAV, for the definition of the reference price to be considered at the beginning of each cycle, for the purposes of calculating the number of virtual shares granted, it is considered the history of prices of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions; and (ii) in Matching, for the definition of the granting price to be considered at the beginning of each cycle, it is considered the average purchase price of the shares issued by Vale in the market, at the beginning of the cycle, referring to the participation of all executives of the Company that are eligible to participate in the program and that have opted to invest cash resources for the purchase of said shares in the market. This same concession price is then also applied to all Company executives who are eligible to participate in the program and who have opted to invest by blocking their "free shares”.

j. Criteria for setting the fiscal year Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise. Considering our current plans: in the PAV, awards are made gradually over the cycle (0%, 20%, 30% and 50% in each of the four years of the cycles), which has a deadline of four years. For plans before 2014 (exclusive), the payment was made at the end of the three-year cycle. As of 2019, the cycles will again have three years and full awards (at the end of the cycle, without gradual payments). In Matching, awards will be made at the end of the three-year cycle, and from 2019 onwards, there may be gradual payments, whenever there is a distribution of dividends or interest on shareholders’ equity by Vale to its shareholders. k. Settlement Form The PAV is awarded in cash and Matching is awarded in the same number of shares initially purchased by the participant. Both plans include the withholding of income tax at source, which is borne by the company for the benefit of the participants. l. Restrictions on the transfer of shares In the Matching Plan, if the participant trades, transfers or sells, within a period of three years, any of the Company's shares linked to the Plan, the executive loses the right to the award. Also, within the scope of the Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the executive to the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. This item is not applicable to PAV, since the participants of the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan. m. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan In the Matching Plan, any transfer, negotiation or sale made by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled under the Plan. In the PAV, the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan.

Additionally, there may still be the suspension and / or application of the rule of Malus Clause due to extraordinary facts or events, as occurred, for example, in the year 2019, due to the rupture of the dam in Brumadinho, as described at the end of item 13.1.b related to the Statutory Board of Directors. n. Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of withdrawal on his own will, the participant loses the right to receive any awards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract. 13.5. Regarding the share-based compensation recognized for the past three fiscal years, and that forecast for the current fiscal year, of the Board of Directors and Board of Executive Officers, to prepare table with the following content: The share-based compensation plans (described on item 13.4), do not contemplate the granting of stock options, because they are based on the quotations of the shares of the Company to define the amount to be paid as an incentive to Executive Officers. Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation forecast for the current fiscal year (2020): (1) It corresponds to the estimate of the annual average of the number of members of said administrative body to be verified monthly pursuant to item 13.2. Board of Directors Statutory Board Total Total Number of members(1) 14.00 7.51 21.51 Number of Members Receiving Compensation (2) 0.00 7.51 7.51 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020. Share-based compensation - Fiscal Year ended Dec 31, 2019: (1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020. Share-based compensation - Fiscal Year ended Dec 31, 2018 (1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020. Board of Directors Statutory Board Total Total Number of members(1) 12.08 6.00 18.08 Number of Members Receiving Compensation (2) 0.00 6.00 6.00 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a Board of Directors Statutory Board Total Total Number of members(1) 12.92 6.91 19.83 Number of Members Receiving Compensation (2) 0.00 6.91 6.91 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

Share-based compensation - Fiscal Year ended Dec 31, 2017 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020. Share-based compensation forecast for the current fiscal year (2020) (1) In January 2016, 2017 and 2018 the PAV cycles started and in March 2017 the Matching cycle was started, with payments scheduled for 2020; and in March 2016 the Matching cycle started with payment originally scheduled for 2019, but it’s being budgeted for 2020 due to its suspension. Board of Directors Statutory Board Total Granting of stock options (to purchase) (Incentive Grant) Date of grant (Date of granting the incentive) - January 2016, 2017 and 2018, and March 2016 and 2017 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Time-limitforreceivingthe incentive) - December 2019 and March 2020 (2) - Maximum period for exercising options n/a n/a n/a Termofrestrictiononthe transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Value of Incentive Paid) - 45,428,409.27 45,428,409.27 Board of Directors Statutory Board Total Total Number of members(1) 14.92 6.77 21.69 Number of Members Receiving Compensation (2) 0.00 6.77 6.77 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

(2) On December 31, 2019, the third, second and first windows of anticipation of the PAV cycles started, respectively, in 2016, 2017 and 2018 were closed; and in March 2020 the Matching cycle begun in 2017 will be closed. The Matching started in 2016 was ended in March 2019, but it’s being budgeted for 2020 due to its suspension. Share-based compensation - fiscal year ended 12/31/2019: (1) In January 2015, 2016 and 2017 the PAV cycles started, with payments scheduled for 2019. The Matching cycle started in 2016 with payment originally scheduled for 2019, is being budgeted for 2020 due to its suspension. (2) On December 31, 2018, the third, second and first windows of anticipation of the PAV cycles started, respectively, in 2015, 2016 and 2017. The Matching cycle ended in March 2019 is being budgeted for 2020 due to its suspension. Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2015, 2016 and 2017(1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Time-limitforreceivingthe incentive) - December 2018 (2) - Maximum period for exercising options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 25,676,497.21 25,676,497.21

Share-based compensation - fiscal year ended 12/31/2018 (1) In January 2014, 2015 and 2016 the PAV cycles started and in March 2015 the Matching cycle was started. (2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles, which started, respectively, in 2014, 2015 and 2016, were closed; and, in March 2018, the Matching cycle, which started in 2015, was closed. Share-based compensation - fiscal year ended 12/31/2017 Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Dateofgrantingthe incentive) - January 2014 and 2015 and March 2014 (1) - Number of granted options n/a n/a n/a Deadlineforoptionsto become exercisable (Time-limit for receiving the incentive) - December2016and March 2017 (2) - Maximumperiodfor exercising options n/a n/a n/a Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Dateofgrantingthe incentive) - January 2014, 2015 and 2016, and March 2015 (1) - Number of granted options n/a n/a n/a Deadlineforoptionsto become exercisable (Time-limit for receiving the incentive) - December 2017 and March 2018 (2) - Maximumperiodfor exercising options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 19,622,073.35 19,622,073.35

(1) In January 2014 and 2015 the PAV cycles started and in March 2014 the Matching cycle was started. (2) On December 31, 2016, the first and second windows of anticipation of the PAV cycles started, respectively, in 2014 and 2015 were closed; and in March 2017 the Matching cycle begun in 2014 was closed. 13.6 - Regarding open stock options of the Board of Directors and Statutory Board of Executive Officers, prepare table with the following content at the end of the year. Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options. The share plans of the Company are based on the quotations of the shares and the performance factors which were determined for the award. The Matching award correspond to the net amount in Vale's shares, increased by the total amount of the withholding income tax. The PAV award correspond to the net amount in cash (accordingly to the quotations of shares and performance metrics which were determined for the program), increased by the total amount of the withholding income tax. For more information, see items 13.4 and 13.5 of this Reference Form. 13.7 - Regarding stock options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers, prepare table with the following content, for the past three fiscal years. Information not applicable to the PAV, since such plan does not contemplate the granting of stock options, neither the transfer of shares issued by the Company, because it is based on the quotations of the shares and on the compensation received by the Company's managers to define the amount in cash to be paid as an incentive to Executive Officers, and shares issued by the Company in treasury are not delivered to executives. The Matching plan does not contemplate the granting of stock options, but cover the transfer of shares issued by the Company. In these regard, within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year. Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 16,410,713.06 16,410,713.06

Notwithstanding the foregoing, only for reference purposes, see below the shares which were delivered to the executives (which were acquired in the market) under the Matching Program in the last 3 (three) fiscal years: Share-based compensation - Fiscal Year ended Dec 31, 2019: (1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were linked to the Matching Program, as set forth in Official Circular Letter CVM/SEP 02/2020. Share-based compensation - Fiscal Year ended Dec 31, 2018: Board of Directors Statutory Board Total Number of members(1) 12.08 6.00 Number of Members Receiving Compensation (2) 0.00 6.00 Exercised Options Numbers of Shares N/A N/A Weighted average Exercise price N/A N/A Difference between the shares exercise price and the market value of shares related to options exercised N/A N/A Delivered Shares Number of delivered shares N/A 165,177 Weighted average purchase price N/A 43.5287 Difference between the shares acquisition price and the market value of the acquired shares N/A N/A Board of Directors Statutory Board Total Number of members(1) 12.92 6.91 Number of Members Receiving Compensation (2) 0.00 6.91 Exercised Options Numbers of Shares N/A N/A Weighted average Exercise price N/A N/A Difference between the shares exercise price and the market value of shares related to options exercised N/A N/A Delivered Shares Number of delivered shares N/A 0 Weighted average purchase price N/A N/A Difference between the shares acquisition price and the market value of the acquired shares N/A N/A

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were linked to the Matching Program, as set forth in Official Circular Letter CVM/SEP 02/2019. Share-based compensation - Fiscal Year ended Dec 31, 2017: share) (1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were linked to the Matching Program, as set forth in Official Circular Letter CVM/SEP 02/2020. For more information, see items 13.4 to 13.6 of this Proposal. Board of Directors Statutory Board Total Number of members(1) 14.92 6.77 Number of Members Receiving Compensation (2) 0.00 6.77 Exercised Options Numbers of Shares N/A N/A Weighted average Exercise price N/A N/A Difference between the shares exercise price and the market value of shares related to options exercised N/A N/A Delivered Shares Number of delivered shares N/A 297,187 (preference shares) Weighted average purchase price N/A 31.05 (preference Difference between the shares acquisition price and the market value of the acquired shares N/A N/A

13.8 - Summary description of information necessary to understand the data disclosed in items 13.5 to 13.7, such as the explanation regarding the stock price and option pricing methods, indicating at least: Item not applicable. See items 13.4 to 13.7 of the Reference Form. Nevertheless, for purpose of the item 13.5, the Company clarifies that were considered the paid amounts (or proposed amounts) on the Company’s share based variable remuneration plans (Matching and PAV), once the Company does not have stock option plans. For the purpose of Matching award, the effective purchase price of the Company’s shares on the market on the Award-giving day. It is clarified that, within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year. For the purpose of PAV award, the Company’s share average price calculated by the volume of shares which were traded observed the last 60 trading sessions of the year before the Award-giving day. For more information on the pricing method, see item 13.1 b III (Methodology for calculation and adjustment of each element of compensation). 13.9. Inform the number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department. a. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, on the closing date of the last fiscal year: Shares issued by VALE S.A. 1 Includes 114,919 shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A. Shareholders On 12/31/2019 ON (Registered Common Shares) Board of Directors Statutory Board of Executive Officers(1) 13,457 649,349 Total 666,946

b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, on the closing date of the last fiscal year: Shares issued by BRADESPAR S.A. For the remaining controllers of the Company, no member of the Board of Directors, Executive Officers or Audit Council holds shares or other stocks. b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, on the closing date of the last fiscal year: Members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, do not hold, directly or indirectly, shares or stocks, in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, on the closing date of the last fiscal year. 13.10 - Regarding pension plans in force granted to members of the Board of Directors and statutory officers, to provide the following information in the form of a table: According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, into Valia – Fundação Vale do Rio Doce de Seguridade Social (“Valia”), or in another supplementary pension plan of the statutory officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions. Shareholders On Dec 31, 2019 ON (Registered Common Shares) PN (Nominative Preferred Shares) Board of Directors 0 4,100 Statutory Board of Executive Officers 0 0 Audit Council 0 0 Total 0 4,100

Valia – Fundação Vale do Rio Doce de Seguridade Social Board of Directors Statutory Board of Directors Total Number of members (1) - 7 members - Name of the Plan Vale Mais Benefit Plan Number of administrators who qualify for retirement - 2, of whom (i) 0 per Normal Retirement Income and (ii) 2 for Early Retirement Income. - Conditionsforearly retirement - ▪ be at least 45 years of age; ▪ to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); ▪ have terminated the employment contract with the sponsor or have lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 7,032,012.24 (2) - Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 2,030,223.23 (3) - Possibility of early redemption and conditions - The active participant who, on the date of termination of his/her -

	Board of Directors	Statutory Board of Directors	Total
		employment contract with the sponsor, or on the date he/she loses his manager status, does not elect to become a self-sponsored payer or co-participant, or does not opt for the portability and is not enjoying the benefit of the Vale Mais Plan, shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account.	

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 02/2020.
(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2019.
(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2019.

13.11 - In form of a table, nominate, for the 3 last fiscal years, regarding the Board of Directors, Statutory Board of Executive Officers and Audit Council:

BOARD OF DIRECTORS	Total number of members	No. of members receiving compensation	Value of the highest individual (R$)	Value of the lowest individual annual compensation (R$)	Average value of the individual annual compensation (R$)
2019	12.92	12.92	1,224,000.00	540,000.00	765,925.02
2018	12.08	12.08	1,087,301,28	540,000.00	632,150.35
2017	14.92	14.92	960,000,00	480,000.00	451,376.37

Note: The members with the highest and lowest individual compensation were compensated for twelve months in the period.

STATUTORY BOARD OF EXECUTIVE DIRECTORS	Total number of members	No. of members receiving compensation	Value of the highest individual compensation (R$)	Value of the lowest individual annual compensation (R$)	Average value of the individual annual compensation (R$)
2019	6.91	6.91	15,102,649.02	3,281,499.41	12,359,524.81
2018	6.00	6.00	22,625,108.16	5,255,131.28	27,683,502.09
2017	6.77	6.77	58,539,091.15	7,279,805.88	23,837,328.66

Notes:

2019: The highest individual compensation refers to a member with 6 months of activity in the company.
The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period.

2018: When disclosing the Reference Form in 2019, the Company introduced an additional table in item 13.16 "Other Relevant Information", which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that the table introduced below more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business regarding this period, as it does not contemplate the effects of Non-Recurring Events.
In 2018, all currently active members of that body exercised the position in the company for twelve months, and the member of the Board of Executive Officers with the highest compensation exercised its functions during the twelve-month period.
The Company clarified that the average amount of the individual compensation corresponded to the total amount of the annual compensation of the Board of Executive Officers, including amounts related to termination of position for executives who left the Company before the beginning of the fiscal year, divided by the number of paid members, according to Circular Letter/CVM/SEP No. 03/2019, both indicated in item 13.2. Due to this reason, the average value was higher than the value of the highest individual compensation.

2017: In 2017, due to the restructuring of the Company's executive board, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events, such as severance commitments and expenses related to termination of position and social contribution charges applicable to such expenses. Therefore, the Company introduced an additional table in item 13.16 "Other Relevant Information", which shows the amounts paid disregarding amounts related to such non-recurring events, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that such table more appropriately reflected the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's activities, as it did not contemplate the effects of Non-Recurring Events.
In 2017, for the item of lowest compensation, the amount was determined excluding members of the department who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2017 were considered, and the member of the Board of Executive Officers with the highest compensation exercised his/her duties during the period of 5 months.

AUDIT COUNCIL	Total number of members	No. of members receiving compensation	Value of the highest individual compensation (R$)	Value of the lowest individual annual compensation (R$)	Average value of the individual annual compensation (R$)
2019	5.00	5.00	440,116.55	440,116.55	440,140.40
2018	5.00	5.00	409,332.42	409,332.42	409,332.42
2017	4.82	4.82	403,074.07	403,074.07	405,894.89

Note: The members with the highest and lowest individual compensation were compensated for twelve months in the period.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement, indicating the financial consequences for the issuer.

The agreements with the Company's statutory officers contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events occur at the Company's initiative, in the following amounts: (i) compensatory indemnity for all and any amount due, corresponding to 6 times the value of the last monthly fixed remuneration paid to the Executive Directors and 12 times to the Chief Executive Officer, in addition to an indemnity payment which is subject to a period of unavailability.

Vale do not sign with the members of the Board of Directors and members of the Audit Council any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, other than those described in this Reference Form. For details regarding insurance policies and indemnity agreements involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Reference Form. 13.13. Regarding the 3 last fiscal years, indicate the percentage of total compensation of each department recognized in the issuer's results, related to members of the Board of Directors, Board of Executive Officers or Audit Council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that address this matter. 13.14. Regarding the last three fiscal years, indicate the values recognized in the issuer's results as compensation paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee, grouped by department, for any reason other than the position they hold, such as, for instance, commissions and consultancy or advisory services provided. In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Council for any reason other than the position they hold. 13.15. Regarding the last three fiscal years, indicate the values recognized in the results of direct or indirect controllers, companies under common control and subsidiaries of the issuer, such as compensation paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee, grouped by department, specifying to what titles such values were attributed to such individuals Fiscal Year 2019 - compensation received due to the exercise of a position in the Company Board of Directors Statutory Board Fiscal Council Total Directand Indirect Controllers - - - - Department 2019 2018 2017 Board of Directors 46.9% 43.04% 51.82% StatutoryBoardof Executive Officers 0.00% 0.00% 0.00% Audit Council 0.00% 0.00% 0.00%

Company's Subsidiaries	-	Total: R$ 3,751,415.76, made up of: (a) Fixed portion and direct and indirect benefits: R$ 743,033.44; and (b) Termination of Position: R$ 3,008,382.32	-	R$ 3,751,415.76
Companies under Common Control	-	-	-	-

Fiscal Year 2018 - compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 21,532,564.19, made up of: (a) Fixed portion and direct and indirect benefits: R$ 1,994,456.08; and (b) Termination of Position: R$ 19,538,108.11	-	R$ 21,532,564.19
Companies under Common Control	-	-	-	-

Fiscal Year 2017 - compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 5,558,738.78 Annual compensation: R$ 4,842,509.20 Direct and indirect benefits: R$ 716,229.58	-	R$ 5,558,738.78
Companies under Common Control	-	-	-	-

13.16. Provide other information that the issuer deems relevant.

As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to suspend payments related to Variable Compensation to its executives this same year, in order to wait the results of judicial investigations that were taking place.

Therefore, in addition to the variable compensation with payment due this year, the total compensation expected for the current year (12/31/2020) also considers the variable compensation with payment originally forecast for 2019 and that did not occur due to the suspension (except for the payment of variable remuneration to executives that have been dismissed from their respective positions due to the investigations in course).

These values are presented again below, in more detail:

Variable compensation forecast for the current year (12/31/2020) - Annual Values			
Statutory Board (REAIS)	**Variable compensation forecast and suspended for 2019**	**Variable compensation forecast for 2020**	**Variable compensation forecast for 2020 (including that suspended in 2019)**
Bonus	17,661,400.15	19,048,646.33	**36,710,046.48**
Share-based, including options	8,585,647.86	36,842,761.41	**45,428,409.27**
Termination of position	-	35,453,357.56	**35,453,357.56**
Others (including INSS on bonuses)	3,532,280.03	9,046,584.25	**12,578,864.28**
Total variable compensation	**29,779,328.04**	**100,391,349.55**	**130,170,677.59**

Therefore, approximately R$ 30 million of the compensation forecast for 2020 refers to the 2019 Fiscal Year.

Further Clarifications to Item 13

Proposal of Overall Compensation 2020

The proposal for the management's overall compensation for the reporting period of 2020, to be submitted to the Annual Shareholders' Meeting in order to be set as an overall sum the amount of **up to R$ 201.671.138,91** (two hundred and one million, six hundred and seventy-one thousand, one hundred and thirty eight Reais and ninety-one cents).

The Company also clarifies that, the 2020 overall value mentioned above is higher than the amount included in item 13.2 of the Reference Form for 2020, since it also includes, in addition to the compensation to be attributed to the members of the Board of Directors, the Fiscal Council and the Board of Executive Officers, the compensation of the members of the Committees (external members and committee members that are also alternate board members), while the amounts presented on item 13.2 of the Reference Form (attached to the present Proposal) includes only the amounts of the remuneration due to the members of the

Board of Directors (including the remuneration to the full members of the Board of Directors for their participation in committees), the Fiscal Council and the Executive Board.

EXHIBIT IV

Current By-laws	Amendment proposal	Justification
CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION **Article 1** - Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. **Sole Paragraph** – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").		
Article 2 - The purpose of the company is: **I.** the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets; **II.** the building and operation of railways and the exploitation of own or third party rail traffic; **III.** the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; **IV.** the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; **V.** the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; **VII.** constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.		
Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.		
Article 4 - The term of duration of the company shall be unlimited		
CHAPTER II - CAPITAL AND SHARES **Article 5** - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.

§ 1 - The shares are common shares and "special"-class preferred shares. Vale cannot issue other preferred shares.		
§ 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.		
§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.		
§ 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 11 below, and in Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.	**§ 4** - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article ~~11 below, and in Article~~ 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.	Amended in order to exclude cross-reference to article in the By-laws that was set forth mistakenly, and keep only the reference to article 141 of Law No. 6,404/76. *Legal and economic effect*: None.
§ 5 - Holders of special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified

for the distribution of dividends being observed.		
§ 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5.		
Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.		
§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.		
§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.		
§ 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right.		
Article 7 - The special class share shall possess a veto right regarding of the following subjects: **I** - change of name of the company; **II** - change of location of the head office; **III** - change of the corporate purpose with reference to mineral exploitation; **IV** - the winding-up of the company; **V** - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore

systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; **VI** - any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws; **VII** - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.		
CHAPTER III - GENERAL MEETING **Article 8** - The Shareholders' General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.		
§ 1 - An Extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.		
§ 2 - The holder of the special-class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.		
§ 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.		
Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting.		
§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such

alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors.		
§ 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.		
CHAPTER IV - ADMINISTRATION **Article 10** - The Board of Directors and the Executive Board shall be responsible for the administration of the company.		
§ 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements.	**§ 1** - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article ~~50,~~53, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements.	Update of cross reference. *Legal and economic effect*: None.
§ 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.		
§ 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company's main executive may not be held by the same person.		
§ 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.		
§ 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as

set forth in Section II - Committees hereinafter.		
	§ 6 - The members of the Board of Directors and the Executive Board shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.	The aim of this addi[tion is] to expressly state the principles that should guide the actions of all members of the Company's Board of Directors and Executive Board in the exercise of their duties. *Legal and economic effects:* To emphasize in the By-laws respect for ethical standards, the environment and sustainable development. There is no economic effect.
SECTION I - BOARD OF DIRECTORS **Subsection I - Composition** **Article 11** - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 13 (thirteen) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.		
§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.		
§ 2 - From among the 13 (thirteen) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.		
§ 3 - Observing the provisions in Article 51 below, of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be independent directors (as defined in the Novo Mercado Listing Rules), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in	~~§ 3 - Observing the provisions in Article 51 below, of~~§ 3 - Of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be independent directors (~~as defined in the~~according to Novo Mercado Listing Rules), and the classification of the nominated members to the Board of the Directors as	Exclusion of the cross reference to Article 51 of the By-laws, regarding the Transitional Provisions, the exclusion of which is proposed in this amendment, and also adjustment of the wording.

Formatado: Justificado

Formatado: Inglês (Estados Unidos)

the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules.	independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules.	*Legal and economic effects*: None.
§ 4 -The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during the first Meeting of the Board of Directors held after the General Meeting which has elected them, subject to Article 10, § 3.		
§ 5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.		
§ 6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.		
§ 7 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.	**§ 7** - ~~During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.~~ In cases of (i) impediments or temporary absences; or (ii) vacancy in the position of member of the Board of Directors; the remaining members of the Board of Directors may, at their discretion, appoint the replacement, who may be one of the alternates or other persons who fulfil the requirements necessary for the position, observing the provisions in § 9 below.	Inclusion aiming to regulate the substitution process of the members of the Board of Directors in the cases of (i) impediments or temporary absences; or (ii) vacancy of the position. *Legal and economic effects*: legal effect in making clear that the Board of Directors can nominate a person or a alternate member to substitute the member of the Board of Directors in the cases of (i)
§ 8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the	~~§ 8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve~~	

Formatado: Fonte: Itálico

next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.	until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.	impediments or temporary absences; or (ii) vacancy of the position.
§ 9 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.	**§ 98** - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.	
§ 10 - With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.	**§ 10 9**- With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, the provisions in § 7 shall apply, except in the scenario that an alternate was not elected by the same group of shareholders that elected the replaced member of the Board of Directors, in which case the remaining members of the Board of Directors may appoint the replacement until in the absence of an	Amendment to include cross-reference to § 7 and also to include the regulation about the substitution process to the members of the Board of Directors elected by the multiple vote regime. *Legal and economic effects*: legal effect in establish the provisory substitution process (impediments) and permanent substitution process (vacancy) to the members of the Board of Directors elected by the multiple vote regime, including the cases when the groups of shareholders that elected the member who will be replaced didn't elected an alternate.

	~~alternate,~~ the first general shareholders meeting shall elect the whole Board.	
§ 11 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special-class preferred shares or company employees exercise the right established in § 4 and § 5 of Article 141 of Law No. 6,404/76 and in § 2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head paragraph of Article 11.		
Subsection II – Workings **Article 12** - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. **Sole Paragraph** - The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.	**Subsection II – Workings** **Article 12** - The Board of Directors shall meet on an ordinary basis ~~once~~at least 10 (ten) times a ~~month~~year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. **Sole Paragraph** - The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.	Amendment to change the new frequency of the Board of Directors' meetings to at least 10 times a year. The purpose of the amendment is to prevent the agenda of these meetings from being excessive, given that, when necessary, the Board is allowed to call extraordinary meetings. *Legal and economic effects:* None.
Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. **Sole Paragraph** - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall

be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.		
Subsection III – Responsibilities **Article 14** - The Board of Directors shall be responsible for:		
I. electing, evaluating and removing, at any time, the Executive Officers of the company, and assigning functions to them;		
II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;		
III. assigning the functions of Investor Relations to an Executive Officer;		
IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;		
V. approving the company's human resources general policies as submitted to it by the Executive Board;		
VI. establishing the general guidance of the business of the company, its wholly owned subsidiary companies and controlled companies;	**VI.** establishing the general guidance of the business of the company, its wholly owned subsidiary companies and controlled companies, considering social progress and respect for the environment;	The aim of this addition is to expressly state the principles of social progress and respect for the environment as a guide when the Company's Board of Directors is setting the general guidance for the company's business. *Legal and economic effects*: To emphasize in the By-laws respect for ethical standards, the environment, social progress and sustainable development. There is no economic effect.
VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, as well as acting as guardian for execution of the approved strategy;	**VII.** approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, considering social progress and respect for the environment, as well as acting as guardian for execution of the approved strategy;	
VIII. approving the company's annual and multi-annual budgets, submitted to it by the Executive Board;		
IX. monitoring and evaluating the economic and financial performance of the company, and may request the	**IX.** monitoring and evaluating the economic and financial performance of the company, considering Vale's	Added to include the Company's performance in sustainability initiatives

Executive Board to provide reports with specific performance indicators;	performance in its sustainability initiatives, and may request the Executive Board to provide reports with specific performance indicators;	as a topic to be evaluated by the Board of Directors. *Legal and economic effects*: To emphasize in the By-laws respect for ethical standards, the environment and sustainable development. There is no economic effect.
X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;		
XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;		
XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;		
XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board;	**XIII**. approving the ~~corporate~~ risks and ~~financial~~ policies of the company submitted by the Executive Board;	Exclusion of the attribution to the Board of Directors to deliberate only about policies related to corporate risks and finance, to increase the attribution to deliberate about policies related to risk in general. *Legal and economic effects*: increasing of the attribution to the Board of

		Directors to deliberate about the Company's policies. There is no economic effect.
XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;	**XIV**. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral submitted by the Executive Board;, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;	The aim of this inclusion is to estipulate as a responsibility of the Board of Directors, in addition to the issuance of simple debentures, not convertible into shares, also their cancellation, as well as the issuance and cancellation of debentures convertible into shares, within the limit of the authorized capital. *Legal and economic effects*: Legal effect insofar as it sets forth a new responsibility of the Board of Directors. There is no economic effect, since the Board must respect the limit of the authorized capital in resolutions regarding the issuance and cancellation of debentures convertible into shares.
XV. calling Shareholders' General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;		
XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Meeting;		
XVII. selecting, removing and setting the scope of work for external auditors of the company, in each case based on the Fiscal Council's recommendation, in accordance with section (ii) of § 1 of Article 33 and observing applicable legislation;	**XVII**. selecting, removing and setting the scope of work for external auditors of the company, in each case based on the ~~Fiscal Council's~~Audit Committee's recommendation, ~~in accordance with section (ii) of § 1 of Article 33~~ and observing applicable legislation;	Wording adjusted because of the responsibilities established for the Audit Committee, as provided in the By-laws.

		Legal and economic effects: None.
XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors;	**XVIII.** appointing and removing the persons responsible for the corporate governance office, and the compliance office, the latter of which includes the integrity and the internal auditing andarea, as well as the Ombud Whistleblower Channel of the company, who shall report directly to the Board of Directors;	Wording adjusted to include areas whose leaders will be appointed by the Board of Directors. *Legal and economic effects*: None.
XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;		
XX. overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;		
XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;		
XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;	**XXII.** approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company's commitments related to human rights;	Inclusion to establish as a responsibility of the Board of Directors to act as a guardian of the company's commitments related to human rights. *Legal and economic effects*: To emphas[ize in] the By-laws respect for human rights. There is no economic effect.
XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;		

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XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;		
XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.		
XXVI. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts;		
XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;		
XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;		
XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;		
XXX. authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate	**XXX.** authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by	Inclusion of cross reference to a new provision of the By-laws. *Legal and economic effects*: None.

in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;	companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;, observing the provisions of Paragraph 3 below;	
XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;		
XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;		
XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and		
XXXIV. preparing and disclosing a substantiated opinion on any tender offer to purchase the company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance.		
§ 1 - The Board of Directors shall be responsible for appointing, as submitted

by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly.		
§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.		
	§3º - Transactions with related parties shall be made at arm's length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company's interests shall be excluded from participating in the decision-making process.	The aim of this inclusion is to expressly establish the conditions that must be followed in transactions with related parties, as well as include the provision that members of the Board of Directors whose interests may be in conflict with the company's interests must not participate, respecting the independence that must be observed in hiring and decision-making. *Legal and economic effects*: Legal effect of protecting the independence in the hiring and decision-making processes, respecting the best practices of corporate governance recommended in the Brazilian Code of Corporate Governance. There is no economic effect.
SECTION II - COMMITTEES **Article 15** - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel and Governance Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.	**SECTION II - COMMITTEES** **Article 15** - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel and Governance Committee, ~~Compliance and Risk~~Operational Excellence and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.	Amendment to the wording, since the compliance responsibilities were transferred to the Audit Committee. *Legal and economic effects*: None.

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.		
§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above.		
Subsection I – Mission **Article 16** - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.		
Subsection II – Composition **Article 17** - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators.		
Article 18 - The composition of each committee shall be defined by the Board of Directors.		
§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale's Executive Officers and with due regard to applicable legal and regulatory provisions.	**§ 1** - The members of the committees shall be appointed and removed ~~-~~by the Board of Directors and may belong to such body, prohibiting participation of Vale's Executive Officers and with due regard to applicable legal and regulatory provisions~~.~~, in particular the provisions of Article 20 below with respect to the appointment of members of the Audit Committee.	Inclusion of attribution to the Board of Directors to remove the members of the committees, and also to include the cross reference to a new provision of the By-laws. *Legal and economic effects*: None.
§ 2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.	**§ 2** - The term of management for the members of the committees shall begin ~~as of their appointment by~~upon signing the ~~Board~~instrument of ~~Directors~~investiture, and termination shall coincide with the end of the unified management term of the members of the Board of Directors, and reappointment shall be permitted.	Amendment to establish a new formalization act of the beginning of the term of members of the committees. *Legal and economic effects*: Need for a formalized process of the investiture in the position

		of members of the committees. There is no economic effect.
§ 3 - During their term of management, members of the committees may be removed from office by the Board of Directors.	~~§ 3 - During their term of management, members of the committees may be removed from office by the Board of Directors.~~	Exclusion of §3 considering the provision included in §1. *Legal and economic effects*: None.
Subsection III – Workings and Responsibilities **Article 19** - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee.	**Subsection III – Workings and Responsibilities** **Article 19** - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee~~.~~; the provisions of Subsection IV below shall be observed with respect to the Audit Committee.	Inclusion of cross reference to Subsection IV, given its inclusion in the By-laws after creation of the Audit Committee. *Legal and economic effects*: None.
§ 1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.		
§ 2 - The committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.	~~§ 2 - The~~**§ 2 –** Except if required by applicable legislation or regulations, the committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.	Inclusion to create an exception for provisions set forth in legislation. *Legal and economic effects*: when required by applicable legislation or regulations, the reports of the committees will constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. There is no economic effect.
§ 3 - The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, exclusively, the responsibilities set forth in Article 33, §1, (i) to (iv) below.	~~§ 3 - The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, exclusively, the responsibilities set forth in Article 33, §1, (i) to (iv) below.~~	Exclusion of paragraph, in light of the inclusion of Subsection IV, which will regulate the workings of the Audit Committee. *Legal and economic effects*: None.
	Subsection IV – Audit Committee

	Article 20 - The Audit Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements: I - the members of the Audit Committee must be independent members; II - at least one (1) member must also be an independent director of the company; III - at least one (1) member must not be a member of the company's Board of Directors; IV - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and V - the following are not allowed to be members of the Audit Committee: officers of the company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control.	Inclusion of Subsection IV, and consequently the articles that will regulate the workings of the Audit Committee, considering the creation of this committee in the By-laws. *Legal and economic effects*: with this provision in the By-laws creating the Audit Committee, the Company is now in compliance with the rules and requirements of the Novo Mercado, the special segment for listing securities on B3, and also of the Securities and Exchange Commission ("SEC"). Vale is implementing the Audit Committee before the deadline established by B3. Some responsibilities previously assigned to the Fiscal Council will now be attributed to the Audit Committee. There is no economic effect.
	§1 - The same member of the Audit Committee may accumulate the characteristic set forth in item IV of the head paragraph with one of the characteristics set forth in items II and III of the head paragraph of this Article.	
	§2 - To be considered independent, the member of the Audit Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit Committee.	
	§3 - The duties of the Audit Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.	
	Article 21 - The Audit Committee is responsible for, among other matters:

	I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services and other services that may be provided by the company's external auditors; II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements; III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the company's financial statements; IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements; V - evaluating and monitoring the company's risk exposure; VI - evaluating, monitoring and recommending to management the correction or improvement of the company's internal policies, including the Policy on Related Party Transactions; VII - having means and establishing procedures to be used by the company to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower's identity and the confidentiality of the information; VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality

	of services provided and the suitability of services provided related to the needs of the company, and telling the company's management at any point to retain compensation of the external auditors; and IX - mediate any disagreements between management and internal and external auditors regarding the company's financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters.	
	Article 22 - For adequate performance of its duties, the Audit Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit Committee and approved by the Board of Directors.	
SECTION III - EXECUTIVE BOARD **Subsection I – Composition** **Article 20** - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.	**SECTION III - EXECUTIVE BOARD** **Subsection I – Composition** **Article ~~20~~23** - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.	Renumbering. *Legal and economic effects*: None.
§ 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.		
§ 2 - The Executive Officers shall have their individual duties defined by the Board of Directors.		
§ 3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II – Workings **Article 21** - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:	**Subsection II – Workings** **Article ~~21~~24** - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:	Renumbering. *Legal and economic effects*: None.
§ 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer's temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.		
§ 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer's temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer's nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights

at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer's term.		
§ 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.		
§ 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.		
Article 22 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.	**Article ~~22~~25** - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.	Renumbering. *Legal and economic effects*: None.
Article 23 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. **Sole Paragraph** - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;	**Article ~~23~~26** - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. **Sole Paragraph** - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;	Renumbering. *Legal and economic effects*: None.

Article 24 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.	**Article** ~~24~~27 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.	Renumbering. *Legal and economic effects*: None.
Article 25 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members.	**Article** ~~25~~28 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members.	Renumbering. *Legal and economic effects*: None.
§ 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 26, and in respect of the exceptions stated in § 2 below;	**§ 1** - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article ~~26~~29, and in respect of the exceptions stated in § 2 below;	Updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
§ 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.		
§ 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.		
Subsection III – Responsibilities **Article 26** - The Executive Board shall be responsible for:	**Subsection III – Responsibilities** **Article** ~~26~~29 - The Executive Board shall be responsible for:	Renumbering. *Legal and economic effects*: None.
I - approving the creation and elimination of Executive Departments subordinated to each Executive Director;		
II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies;		
III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;		
IV - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan,	**IV** - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, considering socioenvironmental	Wording included to expressly establish socioenvironmental issues as matter to be considered

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and executing the approved strategic plan;	issues and executing the approved strategic plan;	in the company's strategic guidelines and strategic plan prepared by the Executive Board. *Legal and economic effects*: To emphasize in the By-laws concern for socioenvironmental issues in the Company's practices.
V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;		
VI - planning and steering the company's operations and reporting the company's economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;	**VI** - planning and steering the company's operations and reporting the company's economic and financial performance, as well as Vale's performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators;	Wording included to establish Vale's performance in sustainability initiatives as a topic of the reports made by the Company's Executive Board to the Board of Directors. *Legal and economic effects*: To emphasize in the By-laws concern for socioenvironmental issues in the Company's practices. There is no economic effect.
VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;		
VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;		
IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies;		
X - submitting to the Board of Directors the issuance of simple debentures, not

convertible into shares and without collateral;		
XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;		
XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;		
XIII - adhering to and encourage adhesion to the company's code of ethics, established by the Board of Directors;		
XIV - preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;		
XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;		
XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;		
XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;		
XVIII - authorizing the opening and closing of branch offices, subsidiary branch

offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;		
XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors;		
XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;		
XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the company's administrative organization hierarchy.		
§ 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.		
§ 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the company participates directly or indirectly.		
Article 27 - The responsibilities of the Chief Executive Officer are to:	**Article** ~~27~~30 - The responsibilities of the Chief Executive Officer are to:	Renumbering. *Legal and economic effects*: None.
I - take the chair at meetings of the Executive Board;

II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;		
III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;		
IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;		
V - coordinate the decision-making process of the Executive Board, as provided for in Article 25 of Subsection II – Workings;	**V** - coordinate the decision-making process of the Executive Board, as provided for in Article ~~25~~28 of Subsection II – Workings;	Updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 21 of Subsection II – Workings;	**VI** - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article ~~21~~24 of Subsection II – Workings;	Updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
VII - keep the Board of Directors informed about the activities of the company;		
VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet.		
Article 28 - The Executive Officers are to:	**Article ~~28~~31** - The Executive Officers are to:	Renumbering. *Legal and economic effects*: None.
I - organize the services for which they are responsible;		
II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;		
III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the

Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;		
IV - contract the services described in § 2 of Article 33, in compliance with determinations of the Fiscal Council.	**IV** - contract the services described in ~~§ 2 of~~ Article ~~33~~22, in compliance with determinations of the ~~Fiscal Council~~Audit Committee.	Updating cross reference due to the renumbering of articles, and changing the reference in light of the creation of the Audit Committee. *Legal and economic effects*: None.
Article 29 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.	**Article ~~29~~32** - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.	Renumbering. *Legal and economic effects*: None.
§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.		
§ 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.		
§ 3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with

specific and limited powers according to the present By-Laws.		
§ 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.		
CHAPTER V - FISCAL COUNCIL **Article 30** - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. **Sole Paragraph** – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, as well as to meeting the applicable legal requirements.	**CHAPTER V - FISCAL COUNCIL** **Article ~~30~~33** - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. **Sole Paragraph** – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article ~~50~~53, as well as to meeting the applicable legal requirements.	Renumbering and updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
Article 31 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.	**Article ~~31~~34** - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.	Renumbering. *Legal and economic effects*: None.
Article 32 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.	**Article ~~32~~35** - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.	Renumbering. *Legal and economic effects*: None.
Article 33 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;	**Article ~~33~~36** – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;	Renumbering. *Legal and economic effects*: None.
§ 1 - The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law No. 6.404/76, the following, with due regard for the provisions of Article 19, § 3 of the By-Laws: (i) to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal	~~§ 1 - The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law No. 6.404/76, the following, with due regard for the provisions of Article 19, § 3 of the By-Laws:~~ ~~(i) to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting,~~	Exclusion of responsibilities previously assigned to the Fiscal Council and that were transferred to the Audit Committee, considering the creation of the latter.

accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants; (ii) to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company; (iii) to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company; (iv) to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.	~~internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;~~ ~~(ii) to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;~~ ~~(iii) to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;~~ ~~(iv) to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.~~	*Legal and economic effects*: considering the creation of the Audit Committee, in accordance with the best practices of corporate governance, the Fiscal Council will no longer exercise the role of a "Turbo-charged Fiscal Council", and some responsibilities are now assigned to the Audit Committee. There is no economic effect.
§ 2 - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in § 8 of Article 163 of Law No. 6.404/76.	~~§ 2 - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in § 8 of Article 163 of Law No. 6.404/76.~~	
§ 3 - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders' General Meeting is held, their analysis of the management report and the financial statements.	~~§ 3~~**Sole Paragraph** - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders' General Meeting is held, their analysis of the management report and the financial statements.	Renumbering. *Legal and economic effects*: None.
CHAPTER VI - COMPANY PERSONNEL **Article 34** - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.	**CHAPTER VI - COMPANY PERSONNEL** **Article** ~~34~~37 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.	Renumbering. *Legal and economic effects*: None.
CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS	**CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS**	Renumbering. *Legal and economic effects*: None.

Article 35 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.	**Article ~~35~~38** - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.	
Article 36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. **Sole Paragraph** - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.	**Article ~~36~~39** - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. **Sole Paragraph** - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.	Renumbering. *Legal and economic effects*: None.
Article 37 - The proposal for distribution of profit shall include the following reserves:	**Article ~~37~~ 40**- The proposal for distribution of profit shall include the following reserves:	Renumbering. *Legal and economic effects*: None.
I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;		
II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital.		
Article 38 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.	**Article ~~38~~ 41**- At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.	Renumbering. *Legal and economic effects*: None.
Article 39 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as	**Article ~~39~~ 42**- At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well	Renumbering. *Legal and economic effects*: None.

to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.	as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.	
Article 40 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company.	**Article ~~40~~43** - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article ~~36~~39 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company.	Renumbering and adjustment of cross reference. *Legal and economic effects*: None.
CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO **Article 41** - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the Purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.	**CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO** **Article ~~41~~44** - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the Purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.	Renumbering. *Legal and economic effects*: None.
Article 42 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: "Group of Shareholders" means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for	**Article ~~42~~45** - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: "Group of Shareholders" means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe	Renumbering. *Legal and economic effects*: None.

and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder's capital stock. "Economic Value" means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.	for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder's capital stock. "Economic Value" means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.	
Article 43 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company's total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or "OPA"), in compliance with applicable CVM and B3 regulations and the terms of this article.	**Article ~~43~~46** - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company's total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or "OPA"), in compliance with applicable CVM and B3 regulations and the terms of this ~~article~~Article.	Renumbering and adjustment of capitalization. *Legal and economic effects*: None.
§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in

accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company's common shares issued in the OPA.		
§ 2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.		
§ 3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.	**§ 3** - The OPA referred to in the head paragraph of this ~~article~~Article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.	Adjustment of capitalization. *Legal and economic effects*: None.
§ 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.		
§ 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in	**§ 5** - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock,	Updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.

treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 43.	excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article ~~43~~46.	
§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 41 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.	§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article ~~41~~44 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this ~~article~~Article.	Updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
§ 7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders' agreement filed at the headquarters of the company on the date that the deliberations approved at the Extraordinary Shareholders' General Meeting held on July 27th, 2017 became effective ("Base Date") and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury ("Agreement"); (ii) to investors who may become party to an Agreement, provided that such investors' equity participation is acquired in accordance with the terms of the respective Agreement; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.		
§ 8 - The provisions of this Article 43 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale's shares, made in a single primary issuance approved at a general shareholders' meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of	§ 8 - The provisions of this Article ~~43~~46 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale's shares, made in a single primary issuance approved at a general shareholders' meeting convened by the Board of Directors, and which proposal of capital increase has determined the	Updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.

the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.	issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.	
§ 9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company's capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.		
§ 10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.	**§ 10** - If the CVM regulation applicable to the OPA set forth in this ~~article~~Article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this ~~article~~Article shall be that determined pursuant to the terms of the CVM regulation.	Adjustment of capitalization. *Legal and economic effects*: None.
Article 44 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price	**Article** ~~44~~47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and	Renumbering. *Legal and economic effects*: None.

of each of the company's common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.	(ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company's common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.	
Article 45 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 43.	**Article ~~45~~48** - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article ~~43~~46.	Renumbering and updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
Article 46 - No shareholders' agreement that provides for the exercise of Control may be filed at the company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 43.	**Article ~~46~~ 49** - No shareholders' agreement that provides for the exercise of Control may be filed at the company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article ~~43~~46.	Renumbering and updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
Article 47 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.	**Article ~~47~~50** - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.	Renumbering. *Legal and economic effects*: None.
Article 48 - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.	**Article ~~48~~51** - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.	Renumbering. *Legal and economic effects*: None.
Article 49 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in circulation	**Article ~~49~~52** - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in	Renumbering. *Legal and economic effects*: None.

shall accept the tender offer or expressly agree with the exit from the segment without selling shares.	circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.	
§ 1 - For the purposes of this Article 49, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.	**§ 1** - For the purposes of this Article ~~49~~52, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.	Renumbering and updating cross reference due to the renumbering of articles. *Legal and economic effects*: None.
§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the general shareholders' meeting, under the Novo Mercado Listing Rules.	**§ 2** - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this ~~article~~Article, in the case waiver is approved by the general shareholders' meeting, under the Novo Mercado Listing Rules.	Renumbering and adjustment of capitalization. *Legal and economic effects*: None.
CHAPTER IX — ARBITRATION **Article 50** - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.	**CHAPTER IX — ARBITRATION** **Article ~~50~~53** - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.	Renumbering. *Legal and economic effects*: None.
CHAPTER X - TRANSITIONAL PROVISIONS	~~**CHAPTER X - TRANSITIONAL PROVISIONS**~~	Exclusion of this article, given that the Company already implemented the conditions set forth in the

Article 51 - In line with the provisions in Article 68, Sole Paragraph, I, (b) of the Novo Mercado Listing Rules, the Company undertakes to adjust the composition of its Board of Directors, with respect to the minimum number of independent members set forth in Article 11, §3 of these By-Laws, by the Ordinary Shareholders' General Meeting that votes on the financial statements related to the 2020 fiscal year, observing the maximum legal term. **Sole Paragraph** - Until the adjustment referred to in the head paragraph of this article is made, the Board of Directors shall be comprised of, at least, 20% (twenty percent) independent members, and, if the application of this percentage results in a fractional number of directors, the result shall be rounded to: (i) the next highest whole number, when the fraction is equal to or greater than 0.5; or (ii) the next lowest whole number, when the fraction is lower than 0.5.	~~**Article 51** - In line with the provisions in Article 68, Sole Paragraph, I, (b) of the Novo Mercado Listing Rules, the Company undertakes to adjust the composition of its Board of Directors, with respect to the minimum number of independent members set forth in Article 11, §3 of these By-Laws, by the Ordinary Shareholders' General Meeting that votes on the financial statements related to the 2020 fiscal year, observing the maximum legal term.~~ ~~**Sole Paragraph** - Until the adjustment referred to in the head paragraph of this article is made, the Board of Directors shall be comprised of, at least, 20% (twenty percent) independent members, and, if the application of this percentage results in a fractional number of directors, the result shall be rounded to: (i) the next highest whole number, when the fraction is equal to or greater than 0.5; or (ii) the next lowest whole number, when the fraction is lower than 0.5.~~	Novo Mercado rules, moreover, before the deadline provided by the B3 regulation. *Legal and economic effects*: legal effect regarding the obligation in elect at least two independent members of the Board of Directors. There is no economic effect.
CHAPTER XI - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS **Article 52** - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.	**CAPÍTULO ~~XI~~IX – DA VEDAÇÃO À CONTRIBUIÇÃO PARA MOVIMENTOS POLÍTICOS** **Article ~~52~~54** - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.	Renumbering. *Legal and economic effects*: None.

EXHIBIT V BY-LAWS CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. Sole Paragraph – With Vale’s entrance to the special listing segment called the “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado (“Novo Mercado Listing Rules”). Article 2 - The purpose of the company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing,industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose. Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. § 1 - The shares are common shares and “special”-class preferred shares. Vale cannot issue other preferred shares. § 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws. 2/32

§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below. § 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. § 5 - Holders of special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. § 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5. Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares. 3/32

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up. § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced. § 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right. Article 7 - The special class share shall possess a veto right regarding of the following subjects: I - change of name of the company; II - change of location of the head office; III - change of the corporate purpose with reference to mineral exploitation; IV - the winding-up of the company; V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI - any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws; VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING 4/32

Article 8 - The Shareholders’ General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors. § 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special-class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting. § 1 - In the case of temporary absence or impediment of the Chairman or Vice - Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by anot her Officer or by a person specially appointed by the Chairman of the Board of Directors. § 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company. 5/32

§ 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements. § 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office. § 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company’s main executive may not be held by the same person. § 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board. § 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. § 6 - The members of the Board of Directors and the Executive Board shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates. SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 13 (thirteen) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall b e the Vice-Chairman. 6/32

§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. § 2 - From among the 13 (thirteen) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. § 3 - Of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be independent directors (according to Novo Mercado Listing Rules), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules. § 4 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during the first Meeting of the Board of Directors held after the General Meeting which has elected them, subject to Article 10, § 3. § 5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. § 6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. § 7 - In cases of (i) impediments or temporary absences; or (ii) vacancy in the position of member of the Board of Directors; the remaining members of the Board of Directors may, at their discretion, appoint the replacement, who may be one of the alternates or other persons who fulfil the requirements necessary for the position, observing the provisions in § 9 below. Should 7/32 vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. § 8 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. § 9 - With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 7 shall apply, except in the scenario that an alternate was not elected by the same group of shareholders that elected the replaced member of the Board of Directors, in which case the remaining members of the Board of Directors may appoint the replacement until the first general shareholders meeting, which shall elect the whole Board. § 10 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special-class preferred shares or company employees exercise the right established in § 4 and § 5 of Article 141 of Law No. 6,404/76 and in § 2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head paragraph of Article 11. 8/32

Subsection II – Workings Article 12 - The Board of Directors shall meet on an ordinary basis at least 10 (ten) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and removing, at any time, the Executive Officers of the company, and assigning functions to them; II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; III. assigning the functions of Investor Relations to an Executive Officer; IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; V. approving the company's human resources general policies as submitted to it by the Executive Board; 9/32

VI. establishing the general guidance of the business of the company, its whollyownedsubsidiarycompaniesandcontrolledcompanies, considering social progress and respect for the environment; VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, considering social progress and respect for the environment, as well as acting as guardian for execution of the approved strategy; VIII. approving the company's annual and multi-annual budgets, submitted to it by the Executive Board; IX. monitoring and evaluating the economic and financial performance of the company, considering Vale’s performance in its sustainability initiatives, and may request the Executive Board to provide reports with specific performance indicators; X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board; XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; XIII. approving the risks policies of the company submitted by the Executive Board; XIV. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral submitted by the Executive 10/32

Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital; XV. calling Shareholders’ General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Meeting; XVII. selecting, removing and setting the scope of work for external auditors of thecompany,ineachcasebasedontheAuditCommittee’s recommendation, and observing applicable legislation; XVIII. appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the integrity and the internal auditing area, as well as the Whistleblower Channel of the company, who shall report directly to the Board of Directors; XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; XX. overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company; XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information; XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and 11/32 controlled companies, as well as acting as a guardian of the company’s commitments related to human rights; XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with. XXVI. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts; XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14; XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXX. authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the 12/32 capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties, observing the provisions of Paragraph 3 below; XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and XXXIV. preparing and disclosing a substantiated opinion on any tender offer to purchase the company’s shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale’s shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder’s responsibility to make a final decision about such acceptance. § 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly. 13/32

§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. §3 - Transactions with related parties shall be made at arm’s length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company’s interests shall be excluded from participating in the decision-making process. SECTION II - COMMITTEES Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel and Governance Committee, and Operational Excellence and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. § 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article. § 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above. Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined and removed by the Board of Directors. 14/32

§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale’s Executive Officers and with due regard to applicable legal and regulatory provisions, in particular the provisions of Article 20 below with respect to the appointment of members of the Audit Committee. § 2 - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and termination shall coincide with the end of the unified management term of the members of the Board of Directors, and reappointment shall be permitted. Subsection III – Workings and Responsibilities Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee; the provisions of Subsection IV below shall be observed with respect to the Audit Committee. § 1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval. § 2 - Except if required by applicable legislation or regulations, the committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. Subsection IV – Audit Committee Article 20 - The Audit Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements: I - the members of the Audit Committee must be independent members; II - at least one (1) member must also be an independent director of the company; III - at least one (1) member must not be a member of the company’s Board of Directors; IV - at least one (1) member must have recognized experience in corporate 15/32 accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and V - the following are not allowed to be members of the Audit Committee: officers of the company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control. §1 - The same member of the Audit Committee may accumulate the characteristic set forth in item IV of the head paragraph with one of the characteristics set forth in items II and III of the head paragraph of this Article. §2 - To be considered independent, the member of the Audit Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit Committee. §3 - The duties of the Audit Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors. Article 21 - The Audit Committee is responsible for, among other matters: I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services and other services that may be provided by the company’s external auditors; II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements; III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the company’s financial statements; IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements; V - evaluating and monitoring the company’s risk exposure; VI - evaluating, monitoring and recommending to management the correction or improvement of the company’s internal policies, including the Policy on Related Party Transactions; 16/32

VII - having means and establishing procedures to be used by the company to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower’s identity and the confidentiality of the information; VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the company, and telling the company’s management at any point to retain compensation of the external auditors; and IX - mediate any disagreements between management and internal and external auditors regarding the company’s financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters. Article 22 - For adequate performance of its duties, the Audit Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit Committee and approved by the Board of Directors. SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 23 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. § 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. 17/32

§ 2 - The Executive Officers shall have their individual duties defined by the Board of Directors. § 3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted. Subsection II – Workings Article 24 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: § 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. § 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. 18/32

§ 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. § 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 25 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter. Article 26 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 27 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 28 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. § 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the 19/32 matters raised for joint approval, including those listed in Article 29, and in respect of the exceptions stated in § 2 below; § 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. § 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. Subsection III – Responsibilities Article 29 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies; III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors; IV - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, considering socioenvironmental issues and executing the approved strategic plan; V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; VI - planning and steering the company's operations and reporting the company's economic and financial performance, as well as Vale’s performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators; VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the 20/32

Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases; IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies; X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; XIII - adhering to and encourage adhesion to the company's code of ethics, established by the Board of Directors; XIV - preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; 21/32

XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the company's administrative organization hierarchy. § 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. § 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the company participates directly or indirectly. Article 30 - The responsibilities of the Chief Executive Officer are to: 22/32

I - take the chair at meetings of the Executive Board; II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him; IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; V - coordinate the decision-making process of the Executive Board, as provided for in Article 28 of Subsection II – Workings; VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 24 of Subsection II – Workings; VII - keep the Board of Directors informed about the activities of the company; VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet. Article 31 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination; III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; IV - contract the services described in Article 22, in compliance with determinations of the Audit Committee. 23/32

Article 32 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. § 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at anylevelof government, customshousesandpublicservice concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. § 3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. § 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article. CHAPTER V - FISCAL COUNCIL Article 33 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, as well as to meeting the applicable legal requirements. 24/32

Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re -election being permitted. Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members. Sole Paragraph - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders’ General Meeting is held, their analysis of the management report and the financial statements. CHAPTER VI - COMPANY PERSONNEL Article 37 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation. CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS Article 38 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. 25/32

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company. Article 40 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force; II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends. Article 42 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 43 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 39 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company. CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO Article 44 - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition 26/32 that the Purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditio ns provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds a n equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this Article. 27/32

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA. § 2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. § 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations. § 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation. § 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to 28/32 or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 46. § 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 44 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article. § 7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the Extraordinary Shareholders’ General Meeting held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”); (ii) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. § 8 - The provisions of this Article 46 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies. 29/32

§ 9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. § 10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 48 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46. Article 49 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46. 30/32

Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Article 51 - Vale’s exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules. Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares. § 1 - For the purposes of this Article 52, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration. § 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the general shareholders’ meeting, under the Novo Mercado Listing Rules. CHAPTER IX — ARBITRATION Article 53 - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as 31/32

well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado. CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS Article 54 - Vale and its controlled companies in Brazil or abroad are prohibited from making , directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates. 32/32

EXHIBIT VI.(a) FILING AND JUSTIFICATION FOR MERGER OF FERROUS RESOURCES DO BRASIL S.A. INTO VALE S.A. VALE S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo, no. 186, offices 701 to 1901, Oscar Niemeyer Tower, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and registered with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Alexandre Gomes Pereira, nationality: Brazilian, marital status: married, occupation: mathematician, I.D.: 07670915-3, issued by the SSP/SP, CPF/ME 014.732.957-42, both with business addresses at Praia de Botafogo no. 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter simply referred to as “VALE” or “Absorbing Company.” FERROUS RESOURCES DO BRASIL S.A., a privately held corporation, with headquarters at the address Av. Raja Gabáglia, no. 959, 3rd, 5th, 6th, 7th and 12th floors, Luxemburgo, in the city of Belo Horizonte, state of Minas Gerais, CEP 30.380-403, CNPJ/ME 08.852.207/0001-04, and registered with the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under NIRE 3130002989-1, herein represented by its Officers Ms. Carla Brandão Tarré Carvalho de Oliveira, nationality: Brazilian, marital status: married, occupation: economist, I.D.: 0102878204, issued by the Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – DETRAN/RJ), CPF/ME 080.679.157-87, with business address at Praia de Botafogo, no. 186, 16th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, and Leonardo Gonçalves Paiva, nationality: Brazilian, marital status: married, occupation: engineer, I.D.: 2570172, issued by the Department of Public Safety of the State of Pará (Secretaria de Segurança Pública do Estado do Pará – SSP/PA), CPF/ME 573.744.652-20, with business address at Fazenda da Mutuca, no number, Rural Area, in the municipality of Nova Lima, state of Minas Gerais, CEP 34.019-899, hereinafter referred to simply as “FERROUS BRASIL” or “Absorbed Company.” VALE and FERROUS BRASIL, also referred to jointly as “Companies” or “Parties”, sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of FERROUS BRASIL into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404, of 12/15/76 (“Brazilian Corporate Law”) and other applicable legal provisions (“Merger”), as follows: SECTION ONE – JUSTIFICATION FOR MERGER

2 1.1. VALE is the sole owner of all shares issued by FERROUS BRASIL. Therefore, the Merger will result in VALE’s direct management of FERROUS BRASIL’s assets, and will also reduce management costs due to the simplification of the corporate structure involving these C ompanies, with greater administrative and operational efficiency. 1.2. VALE’s and FERROUS BRASIL’s management bodies have been analyzing alternatives for better handling FERROUS BRASIL’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in their operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, VALE and FERROUS BRASIL intend to carry out the Merger. 1.4. To this end, and taking into account FERROUS BRASIL’s current organizational structure , the most advantageous alternative for the Parties is the Merger of FERROUS BRASIL into VALE, considering that VALE already owns all shares issued by the Absorbed Company. This Merger will allow them to take better advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of their businesses. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of FERROUS BRASIL’s property, with economic and tax effects as of the date of the approval of the Merger by the Companies’ shareholders. After the completion of the Merger, FERROUS BRASIL will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of FERROUS BRASIL’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments. SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of FERROUS BRASIL’s shareholders’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 227 of the Brazilian Corporate Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporate Law. 2.2. For the purposes of this merger, January 31, 2020, shall be considered the base date (“Base Date”) for the assessment of FERROUS BRASIL’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s shareholders’ equity into the Absorbing Company.

3 SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S SHAREHOLDERS’ EQUITY 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of the Brazilian Corporate Law, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Premiumbravo Auditores Independentes, a company with address at Rua Flamboyant da Península, no. 100, Block 003, Offices 201 to 207, Barra da Tijuca, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.776-070, with National Corporate Taxpayer Number/Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda – CNPJ/MF) 07.796.259/0001-30, registered with the Accounting Council of the State of Rio de Janeiro (Conselho de Contabilidade do Estado do Rio de Janeiro) under number 004216/8 (“Specialized Company”) was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to articles 8, 226 and 227 of the Brazilian Corporate Law, the valuation report, at book value, of the Absorbed Company’s shareholders’ equity, dated February 10, 2020, based on the assets and liabilities contained in FERROUS BRASIL’s balance sheet drawn up on January 31, 2020 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s and Absorbed Company’s shareholders. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to, at least, R$2,100,510,902 (two billion, one hundred million, five hundred and ten thousand, nine hundred and two Brazilian reais). SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK AND THE BASIC CONDITIONS FOR THE MERGER 4.1. FERROUS BRASIL’s capital stock, fully subscribed and paid-up, is R$2,870,200,326.85 (two billion, eight hundred and seventy million, two hundred thousand, three hundred and twenty-six Brazilian reais and eighty-five cents) represented by 3,711,454,449 (three billion, seven hundred and eleven million, four hundred and fifty-four thousand, four hundred and forty-nine) book-entry common shares, without par value, all held by VALE and free and clear of any liens or encumbrances. 4.2. FERROUS BRASIL’s shareholders’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the

4 assets of the Absorbing Company by the value of the shares issued by FERROUS BRASIL. After all of the 3,711,454,449 (three billion, seven hundred and eleven million, four hundred and fifty-four thousand, four hundred and forty-nine) registered common shares without par value issued by the Absorbed Company and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by the value of FERROUS BRASIL’s shareholders’ equity. 4.3. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds FERROUS BRASIL and shall assume, unconditionally, without interruption, all the assets, rights and obligations of FERROUS BRASIL, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s shareholder and the Absorbing Company’s shareholders shall approve the Merger through Extraordinary Shareholders’ Meetings of FERROUS BRASIL and VALE, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by the respective shareholders representing the applicable resolution quorum. Since VALE is the current sole shareholder of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, provided for in articles 137, II, and 230 of the Brazilian Corporate Law, shall not apply. 5.2. VALE, as the Absorbing Company of FERROUS BRASIL, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall also be responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law.

5 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective shareholders, and therefore recommend its implementation. 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, 20 de fevereiro de 2020. VALE S.A. Luciano Siani Pires Executive Officer Alexandre Gomes Pereira Executive Officer FERROUS RESOURCES DO BRASIL S.A. Carla Brandão Tarré Carvalho de Oliveira Officer Leonardo Gonçalves Paiva Officer Witnesses: Name: Adriana Nascimento Lemos de Moura ID: 256145509 – DETRAN/RJ Name: Katia Azeredo Diniz ID: 1.353220 – IPF/RJ

6 CPF:142.481.967-94 CPF: 609.504.127-91

EXHIBIT I Valuation Report

Ferrous Resources do Brasil S.A. Assessment of Net Assets Comprised of Certain Assets and Liabilities and Determined by Means of Accounting Books Premiumbravo Auditores Independentes

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books FERROUS RESOURCES DO BRASIL S.A. ASSESSMENT REPORT OF NET ASSETS DETERMINED BY MEANS OF ACCOUNTING BOOKS PREMIUMBRAVO AUDITORES INDEPENDENTES, a company with head office in the City of Rio de Janeiro – RJ, at street Flamboyant da Peninsula, 100, Bl 003 – Sala 201 a 207, enrolled with the Corporate Taxpayer Register (CNPJ/MF) under No. 07.796.259/0001-30 and registered with the Rio de Janeiro State Regional Accountancy Board (CRC-RJ) under No. 004216/8, in the capacity of expert appointed by the board of FERROUS RESOURCES DO BRASIL S.A. (hereinafter referred to as “FRB” or “Company”) to assess its Net Assets as of January 31, 2020, in accordance with accounting practices adopted in Brazil, hereby submits the result of its work. OBJECTIVE FRB’s Assessment Report of Net Assets comprised of certain assets and liabilities as of January 31, 2020 da FRB aims at determining the net assets for incorporation into its parent company Vale S.A.. SCOPE OF WORK The Assessment Report of Net Assets is issued in connection with a limited review of the balance sheet as of January 31, 2020, which review is based on Technical Notice CTA 20, approved by the Federal Accountancy Board (CFC). This balance sheet, which is under the responsibility of Company’s Management, was prepared in accordance with accounting practices adopted in Brazil, summarized below, and by relevant internal controls the Management determining necessary for the preparation of such information.

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books Main Accounting Policies: Translation of foreign currency Functional Currency The items included in the appraisal report of the shareholders' equity are measured in accordance with the currency of the main economic environment in which the Company operates ("functional currency"). Until July 31, 2019, the Company adopted the US dollar as its functional currency. On August 1, 2019, the Company adopted the Real as a functional currency, which became the currency with the greatest influence on the economic environment and current business conditions. Accordingly, the Company proceeded to change the functional currency to Real as of this date, which is also the presentation currency of the equity appraisal report. The effects arising from the change in the functional currency were treated prospectively, that is, the assets and liabilities were converted into the new functional currency using the exchange rate on August 1, 2019. Transactions in foreign currency Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. Leases At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Financial Instruments The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest. Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal. Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss. All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative stockholders' debentures and Derivative financial instruments that are measured at fair value through profit or loss. Impairment of financials assets The Company assesses, at each balance sheet date, whether a financial asset or group of financial assets shows signs of impairment. Write-off of financial assets and liabilities A financial asset or liability is written off when the contract that gives rise to it is liquidated, sold, canceled or expired. When a financial liability is

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books replaced by another from the same creditor under different conditions, or the conditions of a liability are modified, such replacement or change is treated as a write-off of the original liability and recognition of a new liability, in such a way that the difference between respective book values, together with any costs or commissions incurred are recognized in income. Fair Value The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. Cash and cash equivalents Cash and cash equivalents are maintained in order to meet short-term cash commitments. Cash equivalents are bank deposits and other short-term investments with high liquidity, with original maturities of up to three months and with an insignificant risk of change in value. Accounts Receivable Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable is recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable. The Company has established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables. Inventories Inventories are stated at the lower of cost and the net realizable value. The inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory on the basis of weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold and services rendered”. Property, plant and equipment

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books Property, plant and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges. Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project). The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated. The estimated useful lives are as follows: Buildings 3 to 30 years Improvements in third-party properties Lease term Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties. Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul. The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine. Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. Mining assets and mine developmentMine useful life Equipment2 to 20 years Useful Life

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits. Obligations for demobilization of assets Upon recognition of the provision, the corresponding cost is capitalized as part of property, plant and equipment and is depreciated over the useful life of the corresponding mining assets, resulting in an expense recognized in the income for the year. Long-term liabilities are discounted to present value using a pre-tax rate that reflects the current market assessment for the value of money over time and the specific risks of the liability and recorded against the income for the year and is settled when the beginning of the year. cash disbursement contraction of obligations to pay related to the closure of the mine deactivation of mining assets. Potential costs covered by insurance indemnities are not deducted from the provisioned amount. Intangibles or or or It is recorded at acquisition and formation cost adjusted for accumulated amortization and impairment losses, when applicable. Intangible assets with finite useful lives are amortized over their respective useful lives, with an average term of five years. Intangible assets with an indefinite useful life are not amortized and are subject to annual tests to analyze their recoverable value. Impairment Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (”VIU”). FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development.

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation. Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment. Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized. Employee benefits Benefit payments, such as salary, overdue or proportional vacations, as well as the respective labor charges levied on these benefits, are recognized monthly in the result, respecting the accrual basis. The Company adopts the profit sharing policy, based on the fulfillment of individual performance goals, the contributions of the teams and the performance of the Company, respecting the accrual basis and the recognition of the present obligation resulting from a past event in the estimated amount of outflow of resources in the future. The provision is recorded as cost of products sold and services rendered or operating expenses in accordance with the employee's activity. Other liabilities A liability is recognized in the balance sheet when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an economic resource will be required to settle it. Provisions are recorded based on the best estimates of the risk involved. Taxation on the income The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and it establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The benefits of uncertain tax positions are recorded only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforwards. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in stockholder’s equity. In this case, the tax is also recognized in other comprehensive income or directly in stockholder’s equity, respectively.

FERROUS RESOURCES DO BRASIL S.A. Assessment report of net assets determined by means of accounting books CONCLUSION Based on the work we are carried out, we conclude that the Company’s net assets, in accordance with the balance sheet dated January 31, 2020 amounts to R$2.100.510.902 (two billion, one hundred million, five hundred and ten thousand and nine hundred and two Brazilian reais) and is registered in the accounting books in accordance with accounting practices adopted in Brazil. Furthermore, we inform that: (a) According to professional standards established by the Federal Accountancy Board, we are not aware of direct or indirect conflicts of interest or of any other circumstance that represents a conflict of interest in relation to services provided by us and previously described; and (b) We are not aware of any actions by the controller, by Company’s managers or by any other interested parties intending to instruct, limit, hinder or practice any acts that have or may have compromised access, use or knowledge of relevant information, property, documents or work method for the quality of respective conclusions. Rio de Janeiro, February 10, 2020. PREMIUMBRAVO Auditores Independentes CRC-RJ 004216/8 LUÍS AURÊNIO BARRETTO Accountant CRC-RJ 076875/0

FERROUS RESOURCES DO BRASIL S.A.
Assessment report of net assets determined by means of accounting books

ASSETS	31/01/2020
CURRENT ASSETS:	
Cash and cash equivalents	51.722.174
Accounts receivable	44.546.094
Recoverable taxes	52.522.000
Advances to suppliers	396.867.579
Other	712.836
Total	546.370.683
NON CURRENT ASSETS:	
Recoverable taxes	41.438.056
Related parties	82.725
Escrow deposits	29.311.267
Investment properties	316.176.398
Other	693.106
Intangible	137.465.621
Property plant and equipment, net	1.188.083.731
Total	1.713.250.904
LIABILITIES	
CURRENT LIABILITIES:	
Loans and financings	(128.627)
Leases payable	(2.547.929)
Suppliers	(29.155.962)
Taxes payable	(8.363.644)
Payroll and related charges	(19.213.329)
Other	(1.323.049)
Total	(60.732.540)
NON CURRENT LIABILITIES:	
Loans and financings	(56.713)
Leases payable	(1.243.606)
Taxes payable	(16.658.399)
Contigencies	(6.460.143)
Provision for environmental compensation	(71.822.692)
Other	(2.136.591)
Total	(98.378.144)
NET ASSETS	**2.100.510.902**

EXHIBIT VI.(b) Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of FERROUS RESOURCES DO BRASIL S.A. (“FERROUS” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in Exhibit VI.(a) of the Management Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management Proposal”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The merger of FERROUS into Vale (“Merger”) will result in the transfer of FERROUS’s shareholders’ equity into Vale S.A., at its respective book value, since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former. The intended Merger will not result in a capital increase or issuance of new shares by the Company, and there is not yet an exchange ratio. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds FERROUS and shall assume, unconditionally, without interruption, all of FERROUS’s assets, rights and obligations, whether legal or conventional. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction.

The merger of FERROUS into VALE will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. d. Any need of approval by debentureholders or other creditors Approval of the Merger does not require approval of debentureholders or other creditors of Vale or FERROUS. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After approval of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of FERROUS RESOURCES DO BRASIL S.A. in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages Vale owns 100% (one hundred percent) of the shares issued by FERROUS RESOURCES DO BRASIL S.A., and the proposed merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of FERROUS RESOURCES DO BRASIL S.A. as a legal entity. b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$76,000.00 (seventy-six thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction.

c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of FERROUS RESOURCES DO BRASIL S.A., which presents, according to the valuation report prepared to support the transaction, shareholders’ equity of R$ 2,100,510,902 (two billion, one hundred million, five hundred and ten thousand, nine hundred and two Brazilian reais). Except for the liability indicated on the valuation report, and that will be accounting absorbed, Vale does not foresee any risks related to the Merger. d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale owns 100% (one hundred percent) of the shares representing FERROUS RESOURCES DO BRASIL S.A.’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, since Vale owns 100% (one hundred percent) of the shares representing FERROUS’s capital stock and, therefore, the Merger will not result in the issuance of new shares or increase in the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Vale owns 100% (one hundred percent) of the shares representing FERROUS’s capital stock, such that the Merger will not result in a capital increase for the Company, or in any change in equity interest of its shareholders; therefore, there is no substitution ratio to speak of.

6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 20, 2020. In addition, the Merger was also subject to a meeting of Vale’s Fiscal Council, which issued an Opinion dated by February 20, 2020. The minute of the Board of Directors’ meeting and the Opinion issued by the Fiscal Council referred to above are available in Exhibits VI.(f) and VI.(g) of the Management Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of FERROUS’s shareholders’ equity to be transferred to Vale as a result of the Merger was prepared by Premiumbravo Auditores Independentes (“Valuation Report”), as an integral part of the Filing. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or changes to the by-laws of the companies resulting from the transaction The Merger will not result in any change to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule Vale’s Financial Statements used for purposes of the transaction were those from the fiscal year ended December 31, 2019, available on the Company’s website and on the CVM website. Ferrous’s financial information used for purposes of the transaction were those from January 31, 2020, according to information contained in the Valuation Report.

10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Merger. 11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to FERROUS RESOURCES DO BRASIL S.A. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form FERROUS RESOURCES DO BRASIL S.A. is an operational company created under the laws of Brazil, acquired by Vale in 2019, together with other assets. Ferrous carries out the following business activities: (i) the exploration, trade, import, export and industrialization of minerals in general and other products (raw or processed metals, ferrous and non-ferrous), including pelletizing, sintering and other ore processing, both owned or of third parties; (ii) the exploration and use of its own and/or third party deposits; (iii) the import of equipment, spare parts and other raw materials inherent to the business activities it performs; (iv) steel and smelting projects; (v) the planning of engineering works; (vi) the development, implantation, operation and maintenance of intercity and interstate railway transportation infrastructure, packaging services, intermediation and freight of own or third party cargo in railway transportation; (vii) carrying out activities connected to or related to its corporate purpose, directly or indirectly, including import and export; and (viii) equity interest, as a member or shareholder, in other companies.

(d) Description of the economic group, according to item 15 of the reference form Vale owns 100% (one hundred percent) of the shares issued by FERROUS. 12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding public offerings for the acquisition of shares FERROUS RESOURCES DO BRASIL S.A.’s capital stock is comprised of 3,711,454,449 (three billion, seven hundred and eleven million, four hundred and fifty - four thousand, four hundred and forty-nine) common shares, registered and without par value, all owned by Vale. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding public offerings for the acquisition of shares, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction Vale acquired, on August 1, 2019, 100% of the shares issued by Ferrous Resources Limited, a company organized and existing in accordance with the laws of the Isle of Man and which owned, indirectly, 100% of the shares issued by Ferrous Resources do Brasil S.A. On January 31, 2020, Vale implemented a corporate reorganization of the companies controlled by Ferrous Resources Limited and, via the transfer of shares issued by Ferrous Resources do Brasil S.A. and a reduction in the capital stock of

Ferrous Resources Limited, Vale became the sole shareholder of Ferrous Resources do Brasil S.A., thus directly owning 100% of its shares. b. Parties related to the companies involved in the transaction Vale acquired, on August 1, 2019, 100% of the shares issued by Ferrous Resources Limited, a company organized and existing in accordance with the laws of the Isle of Man. Via a corporate restructuring, on January 31, 2020, Atlantic Iron Limited S.à r.l, a company organized and existing in accordance with the laws of Luxembourg, indirectly controlled by Ferrous Resources Limited and a former majority shareholder of Ferrous Resources do Brasil S.A., as well as Empresa de Mineração Esperança S.A., a company organized and existing in accordance with the laws of Brazil, directly controlled by Atlantic Iron Limited S.à r.l and a former minority shareholder of Ferrous Resources do Brasil S.A., transferred all the shares issued by Ferrous Resources do Brasil S.A. to Ferrous Resources Limited. On the same date, Vale implemented a reduction of the capital stock of Ferrous Resources Limited and, thereby, became the sole shareholder of Ferrous Resources do Brasil S.A., directly owning, therefore, 100% of its shares. 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale owns 100% (one hundred percent) of the shares issued by FERROUS RESOURCES DO BRASIL S.A., such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders. Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

EXHIBIT VI.(c) Information required by article 21 of CVM Instruction 481/2009 1. List the valuators recommended by management The Company’s Management recommended, to prepare the valuation reports of the net assets of Mineração Jacuipe S.A. e Ferrous Resources do Brasil S.A., the specialized company Premiumbravo Auditores Independentes, a company established in the city of Rio de Janeiro, at the address Rua Flamboyant da Península, 100, Bl 003 – offices 201 to 207 - 2nd floor, with National Corporate Taxpayer Number of the Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda – CNPJ/MF) 07.796.259/0001-30, registered with the Regional Board of Accounting of Rio de Janeiro (Conselho Regional de Contabilidade do Rio de Janeiro – CRC) under number 004216/8, and with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) under no. 10588. 2. Describe the qualifications of the recommended valuators Premiumbravo Auditores Independentes isa multifunctional services organization founded by professionals who worked at the “Big Four” auditing and consulting companies, registered as an independent auditor with the CVM, which seeks to offer its customers consistent, agile and diversified solutions in the areas of Auditing, Tax Consulting, Due Diligence, Corporate Finance (with special emphasis on conducting M&A, corporate restructuring and reorganization processes), Risk Management and Corporate Consulting. For such, Premiumbravo can count on the vast experience and qualifications of its partners, acquired from many years of training at these large auditing firms. It has been in existence for over 15 years and provides services to companies with operations in Brazil and abroad. 3. Provide a copy of the work proposal and compensation of the recommended valuators The work proposal with compensation of the recommended valuators is attached hereto. 4. Describe any relevant relationship in the last three (3) years between the recommended valuators and parties related to the Company, as defined by the accounting rules that address this matter.

Auditing services: • Associação Instituto Tecnológico Vale, for the fiscal years ended December 31, 2019, 2018 and 2017; Fundação Vale, for the fiscal years ended December 31, 2019, 2018 and 2017. • Services of preparing valuation reports of accounting shareholders’ equity: • • New Steel Global N.V. – issued on November 28, 2018. Empreendimentos Brasileiros de Mineração S.A. – issued on June 30, 2017.

Vale S.A. Proposal for Services Premiumbravo

January 13, 2020. Vale S.A. Rio de Janeiro - RJ Att.: Sr. Dioni Brasil. REF: PROPOSAL FOR SERVICE Dear Sirs (Mams), We are pleased to submit our proposal to provide professional services to Vale S.A. (Vale) in respect of the Audit of its Financial Statements, as described in the scope of the work in this proposal. We appreciate the opportunity to serve you and are available to discuss any query or concern you may have. Please do not hesitate in contacting us. Yours very truly, Atenciosamente, Luis Aurênio Barretto PREMIUMBRAVO

Índice Esta proposta está assim estruturada: I. OUR TECHINICAL QUALIFICATIONS TO SERVE YOU......................................................... 1 II. SCOPE OF THE WORK........................................................................................................ 2 III. OUR PEOPLE TO SERVE YOU............................................................................................ 3 IV. OUR COMPARATIVE ADVANTAGES.................................................................................. 6 V. FEES..................................................................................................................................... 7 I. CONCLUDING ....................................................................................................................... 7

I. Our Techinical Qualifications to Serve You PREMIUMBRAVO Auditores is a highly qualified professional services organization that offers creative and diversified solutions to its clients in Auditing, Tax Consulting, Due Diligences, Corporate Finance (M&A processes, restructuring and reorganization), Risk Management Services and Internal Auditing.. To support this goal, PREMIUMBRAVO counts on a wide experience and knowledge from its partners, acquired through several years of services at one of the Big Four accounting firms. This state-of-the-art knowledge qualifies PREMIUM to serve clients with a variety of multi-professional services, everything to assure that entrepreneurial objectives and goals are fully met. Our main values are characteristics that were gathered through our experience in different business environments, dealing with different profile individuals, especially in hard pressure situations, demanding the ability of dealing with challenges. Since 2004, our first year of operation, we have been serving important companies such as: 1

II. Scope of the Work The scope of the services consists of the ASSESSMENT REPORT OF NET ASSETS DETERMINED BY MEANS OF ACCOUNTING BOOKS for the purpose of incorporating the Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A. the Assessment Report Of Net Assets Determined By Means Of Accounting Books prepared in the Portuguese language and English, is based on Technical Notice CTA 20, approved by the Federal Accountancy Board (CFC). This balance sheet, which is under the responsibility of Company’s Management, was prepared in accordance with accounting practices adopted in Brazil, summarized below, and by relevant internal controls the Management determining necessary for the preparation of such information. The Assessment Report of Net Assets is issued in connection with a limited review of the balance sheet as of January 31, 2020. 2

III. Our People to Serve You Besides the partners’ qualification, we understand that the choice of our staff is also essential for the success of our work at our client engagements. The core service team selected to serve you includes partner and staff who have a proven track record of serving clients in large and complex companies. Whenever necessary, we will seek the involvement of our people skilled in other fields, as specialist reference to support and to ensure timely and effective response to your requests. When selecting each service team, we take into consideration the following aspects: ; ; Selecting people who can effectively build a long-term relationship with senior management, maintaining open two-way communication, and who have authority and experience to quickly take decisions on the matters they are entrusted to. Assigning professionals who are ready to coordinate and manage services simultaneously from multiple locations. Involving highly specialized professionals. ; ; ; ; The people assigned to the proposed engagement have been selected for their profile and experience. The audit services will be performed with the following structure: 3

; ; Partner: is the individual of PREMIUMBRAVO designated to be responsible for all the services that will be delivered to the client, and who will keep current with their operations, in addition to building a close professional relationship with the directors and management of the audited companies, in order to obtain an in-depth understanding of their problems and assist them in providing solutions. Managers: in charge of supervising and coordinating along with partners and staff the best manner of performing the audit in order to achieve the planned goals. Senior Auditors: in charge for the command of the staff and the fieldwork. Staff (semi-seniors and assistants) which, under proper supervision, take part in the fieldwork. ; ; ; ; ; ; In this regard, our tailored structure to serve you is shown as follows: Luis Aurênio Audit Partner Taxes: Jorge Araújo Internal Control and IT: Herculano Swerts Amanda Castilho Audit Manager STAFF The Audit Partner is responsible not only for the adherence to the quality standards, but also for coordinating the delivery of all services provided by the other areas and practices of our organization. In our firm, the audit partner title designates the individual responsible for coordinating the delivery of audit, tax, consulting and other services to a client. He will be accessible to meet all of your needs and expectations. 4

Our commitment to outstanding client service is the cornerstone of our service philosophy. Luis Aurenio Barretto hereby commits to dedicating substantial time to serve the Entity. He will ensure that you receive a high-quality services from our professionals. Our people in charge of the work: Luis Aurênio Barretto – Audit Partner Public Accountant qualified by and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Luis has MBA in Finance and is deeply experienced in performing accounting, auditing and consulting services for enterprises operating in the report environment of U.S.GAAP and IFRS and listed Brazilian companies registered at SEC and CVM. Luis is originally from Deloitte Touche Tohmatsu, where he worked as audit partner, with 18 years of experience in the Firm, added by 13 years at Premium as one of the founding partners. Luis planned, managed and had the ultimate responsibility for a broad range of services provided to important and strategic Deloitte’s and Premium’s clients such as British American Tobacco (Souza Cruz), Shell, Lafarge (Cimento Mauá), Alliant Energy (Cataguazes), Companhia Vale do Rio Doce affiliates (Albras, Alunorte and Docenave), Aracruz Celulose, BHP Billiton Metais, among others. Amanda Castilho - Audit Manager Public Accountant qualified and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Araújo is formed by Premiumbravo auditors and consultants, where he worked for 7 years added by 9 years at Premium, serving important clients such as such as Companhia Vale Rio Doce, Brasif Group, Ateen Group, Premier Oil and Gas, among others. Jorge Araújo, LLM – Tax Partner Degrees in Accounting and LLM, Jorge is deeply experienced in tax consulting, mainly Federal Income Tax, Social Contribution, PIS (Employee’s Profit Participation Program) and COFINS (Tax for social-security financing). Jorge is originally from Deloitte Touche Tohmatsu, where he worked as senior manager, with 20 years of experience in the Firm, skilled in Transfer Pricing and Tax Planning. Jorge has included in his portfolio services and projects for important and high quality companies such as Brascan, Vale do Rio Doce and its affiliates, Club Med, Baker Hughes, Chocolates Garoto, GlaxoSmithKline, Schering Plough, among others. 5

Herculano Swerts, CISA, PMP-IT Audit Partner Degrees in Accounting, Business Management and MBA in Finance (Ibmec-Rio de Janeiro), Herculano is originally from Deloitte, having 19 years of experience in Risk Management Consulting, Internal Audit and Information Technology audit projects and recently in SOX Services. Herculano is certified as CISA (Information Systems Auditor) by the Information Systems Audit and Control Association - ISACA, as well certified as PMP (Project Management Professional) by the Project Management Institute – PMI, having been trained on Information Security planning and risk assessment by MIS Training Institute, USA. Herculano has initiated, developed and coordinated the Enterprise Risk Services department of Deloitte - Rio de Janeiro office. Herculano has experience in international control standards including CobiT, COSO and ISO 17799. His major clients are focused on the manufacturing, financial and utilities segment, including relevant players such as Souza Cruz, Nabisco (Fleishmann Royal), Jari Celulose - Orsa, Knoll, Wella, Banco Central do Brasil, Banco Opportunity, Banco Rural, Banco Santander, Bank of America - Liberal, Shell, Microsoft, among others. IV. Our Comparative Advantages Besides working with a highly qualified team, what differentiates Premiumbravo is the vast participation of our partners in all stages of the projects and the integrated use of multifunctional specialists. Our work ideal seeks the full attendance of our clients’ needs, intending to add value and to reduce costs. We are extremely confident in meeting your expectations, demonstrating our interest in serving you. In this sense, we seek to reflect these advantages in this proposal, highlighting the following: ; ; Premium is a multifunctional organization, drawing from the experience and knowledge from a “Big Four” accounting firm and, due to this reason, we are able to serve you through the use of national and international auditing standards and of professionals with deep expertise. This makes the auditing process and the relationship with the Parent’s auditors easier and smoother. Luis Aurenio will be fully dedicated to this engagement. Luis is a partner with 31 years of auditing experience (18 years at Deloitte Touche Tohmatsu and 13 years at Premium as one of the founding partners) for companies reporting under Brazilian GAAP and IFRS. Also allocated to this engagement are advisory partners for IT and Tax related matters, providing a comprehensive support for the audit findings and conclusions. A substantial quantity of partner time has been planned for partner participation in and supervision of the fieldwork and in the general monitoring of the team. We believe that such participation ensures the quality of the work and the effectiveness of the results. Our professionals have the senior level needed to fulfill your goals. ; ; ; ; ; ; ; ; 6

V. Fees Our fees are based on the estimated time required by individuals assigned to that work. Individual hours may vary according to the degree of responsibility involved and the experience and skill required. Based on that, our total proposed fees are: We also propose to invoice upon the delivery of the final report. We understand that you will reimburse us for all factual out-of-pocket expenses incurred by us in performing our services on this engagement including, but not limited to, flight tickets, our reasonable travel, meal, lodging, and mileage expenses, all incurred in regard of the services provide for you in accordance with reasonable standards. As such, out-of-pocket expenses incurred and approved by you will be separately billed, and those invoices will also be payable upon receipt. I. Concluding PREMIUM undertakes to hold absolute confidentiality in relation to any and all information on the Entity’s operations that is brought to our attention with respect to the services to be provided to the Entity. The absolute character of this confidentiality extends to all reports, all correspondence and other information provided by PREMIUM, so that the Entity, its management, employees and other related parties are fully responsible for the use, safeguard and presentation to third parties. This proposal, along with the related engagement letter, constitute the entire agreement between YOU and PREMIUM with respect to this engagement, supersede all other oral and written representations, understandings or agreements relating to this engagement, and may not be amended except by the mutual written agreement of us. Please indicate your acceptance of this agreement by signing in the space provided below and returning this proposal/engagement letter to us. A duplicate of this proposal is provided for your records. Acceptance by Vale: 7 R$ Ferrous incorporation 25.000 Jacuípe incorporation 13.000 TOTAL 38.000

MINERAÇÃO JACUÍPE S.A. Assessment of Net Assets Comprised of Certain Assets and Liabilities and Determined by Means of Accounting Books Premiumbravo Auditores Independentes

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books MINERAÇÃO JACUÍPE S.A. ASSESSMENT REPORT OF NET ASSETS DETERMINED BY MEANS OF ACCOUNTING BOOKS PREMIUMBRAVO AUDITORES INDEPENDENTES, a company with head office in the City of Rio de Janeiro – RJ, at street Flamboyant da Peninsula, 100, Bl 003 – Sala 201 a 207, enrolled with the Corporate Taxpayer Register (CNPJ/MF) under No. 07.796.259/0001-30 and registered with the Rio de Janeiro State Regional Accountancy Board (CRC-RJ) under No. 004216/8, in the capacity of expert appointed by the board of Mineração Jacuípe S.A. (hereinafter referred to as “Jacuípe” or “Company”) to assess its Net Assets as of January 31, 2020, in accordance with accounting practices adopted in Brazil, hereby submits the result of its work. OBJECTIVE Jacuípe’s Assessment Report of Net Assets comprised of certain assets and liabilities as of January 31, 2020 da FRB aims at determining the net assets for incorporation into its parent company Vale S.A.. SCOPE OF WORK The Assessment Report of Net Assets is issued in connection with a limited review of the balance sheet as of January 31, 2020, which review is based on Technical Notice CTA 20, approved by the Federal Accountancy Board (CFC). This balance sheet, which is under the responsibility of Company’s Management, was prepared in accordance with accounting practices adopted in Brazil, summarized below, and by relevant internal controls the Management determining necessary for the preparation of such information.

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books Main Accounting Policies: Financial Instruments The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest. Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal. Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss. All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative stockholders' debentures and Derivative financial instruments that are measured at fair value through profit or loss. Impairment of financials assets The Company assesses, at each balance sheet date, whether a financial asset or group of financial assets shows signs of impairment. Write-off of financial assets and liabilities A financial asset or liability is written off when the contract that gives rise to it is liquidated, sold, canceled or expired. When a financial liability is replaced by another from the same creditor under different conditions, or the conditions of a liability are modified, such replacement or change is treated as a write-off of the original liability and recognition of a new liability, in such a way that the difference between respective book values, together with any costs or commissions incurred are recognized in income. Fair Value The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books choose between the various methods. Assumptions are based on the market conditions, at the end of the year. Cash and cash equivalents Cash and cash equivalents are maintained in order to meet short-term cash commitments. Cash equivalents are bank deposits and other short-term investments with high liquidity, with original maturities of up to three months and with an insignificant risk of change in value . Property, plant and equipment Property, plant and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges. Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project). The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated. The estimated useful lives are as follows: Buildings 3 to 30 years Improvements in third-party properties Lease term Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a Mining assets and mine developmentMine useful life Equipment2 to 20 years Vida útil

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties. Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul. The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine. Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits. Impairment Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (”VIU”). FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation. Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment. Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized. Employee benefits Benefit payments, such as salary, overdue or proportional vacations, as well as the respective labor charges levied on these benefits, are recognized monthly in the result, respecting the accrual basis. The Company adopts the profit sharing policy, based on the fulfillment of individual performance goals, the contributions of the teams and the performance of the Company, respecting the accrual basis and the recognition of the present obligation resulting from a past event in the estimated amount of outflow of resources in the future. The provision is recorded as cost of products sold and services rendered or operating expenses in accordance with the employee's activity. Other liabilities A liability is recognized in the balance sheet when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an economic resource will be required to settle it. Provisions are recorded based on the best estimates of the risk involved. Taxation on the income The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income. Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforwards. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in stockholder’s equity. In this case, the tax is also recognized in other comprehensive income or directly in stockholder’s equity, respectively.

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books CONCLUSION Based on the work we are carried out, we conclude that the Company’s net assets, in accordance with the balance sheet dated January 31, 2020 amounts to R$29.638 (Twenty nine thousand, six hundred and thirty eight Brazilian reais) and is registered in the accounting books in accordance with accounting practices adopted in Brazil. Furthermore, we inform that: (a) According to professional standards established by the Federal Accountancy Board, we are not aware of direct or indirect conflicts of interest or of any other circumstance that represents a conflict of interest in relation to services provided by us and previously described; and (b) We are not aware of any actions by the controller, by Company’s managers or by any other interested parties intending to instruct, limit, hinder or practice any acts that have or may have compromised access, use or knowledge of relevant information, property, documents or work method for the quality of respective conclusions. Rio de Janeiro, February 10, 2020. PREMIUMBRAVO Auditores Independentes CRC-RJ 004216/8 LUÍS AURÊNIO BARRETTO Accountant CRC-RJ 076875/0

MINERAÇÃO JACUÍPE S.A. Assessment report of net assets determined by means of accounting books ASSETS 31/01/2020 CURRENT ASSETS: Cash and cash equivalents Other Total 120.267 1.345 121.612 NON CURRENT ASSETS: Property plant and equipment, net Impairment Total 89.492.794 (89.492.794) - LIABILITIES: CURRENT LIABILITIES: Suppliers Taxes payable Other Total (8.063) (18) (400) (8.481) NON CURRENT LIABILITIES: Related parties Other Total (82.725) (768) (83.493) NET ASSETS 29.638

EXHIBIT VI.(e) Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of MINERAÇÃO JACUIPE S.A. (“JACUIPE” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in Exhibit VI.(d) of the Management Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management Proposal”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The merger of JACUIPE into Vale (“Merger”) will result in the transfer of JACUIPE’s shareholders’ equity into Vale S.A., at its respective book value, since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former. The intended Merger will not result in a capital increase or issuance of new shares by the Company, and there is not yet an exchange ratio. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds JACUIPE and shall assume, unconditionally, without interruption, all of JACUIPE’s assets, rights and obligations, whether legal or conventional. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction.

The merger of JACUIPE into VALE (“Merger”) will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. d. Any need of approval by debenture holders or other creditors Approval of the Merger does not require approval of debentureholders or other creditors of Vale or JACUIPE. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After approval of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly -held company and being successor of JACUIPE in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages Vale owns 100% (one hundred percent) of the shares issued by JACUIPE, and the proposed merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of JACUIPE as a legal entity. b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$64,000.00 (sixty-four thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction. c. Risk factors

With the Merger, Vale will assume, as universal successor, all the assets and liabilities of JACUIPE, which presents, according to the valuation report prepared to support the transaction, shareholders’ equity of R$ 29,638.00 (twenty-nine thousand, six hundred and thirty-eight Brazilian reais). Except for the liability indicated on the valuation report, and that will be accounting absorbed, Vale does not foresee any risks related to the Merger. d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale owns 100% (one hundred percent) of the shares representing JACUIPE’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, since Vale owns 100% (one hundred percent) of the shares issued by JACUIPE, and, therefore, the Merger will not result in the issuance of new shares or increase in the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Vale owns 100% (one hundred percent) of the shares issued by JACUIPE, such that the Merger will not result in a capital increase for the Company, or in any cha nge in equity interest of its shareholders; therefore, there is no substitution ratio to speak of. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 20, 2020.

In addition, the Merger was also subject to a meeting of Vale’s Fiscal Council, which issued an Opinion dated by February 20, 2020. The minute of the Board of Directors’ meeting and the Opinion issued by the Fiscal Council referred to above are available in Exhibits VI.(f) and VI.(g) of the Management Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of JACUIPE’s shareholders’ equity to be transferred to Vale as a result of the Merger was prepared by Premiumbravo Auditores Independentes (“Valuation Report”), as an integral part of the Filing and Justification for Merger. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or changes to the by-laws of the companies resulting from the transaction The Merger will not result in any change to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule Vale’s Financial Statements used for purposes of the transaction were those from the fiscal year ended December 31, 2019, available on the Company’s website and on the CVM website. JACUIPE’s financial information used for purposes of the transaction were those from January 31, 2020, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Merger.

11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to JACUIPE. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form JACUIPE is a non-operational company created under the laws of Brazil, acquired by Vale in 2019, together with other assets. (d) Description of the economic group, according to item 15 of the reference form Vale owns 100% (one hundred percent) of the shares issued by JACUIPE. 12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding public offerings for the acquisition of shares

JACUIPE’s capital stock is comprised of 1,671,071,680 (one billion, six hundred and seventy-one million, seventy-one thousand, six hundred and eighty) common shares, registered and without par value, all owned by Vale. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding public offerings for the acquisition of shares, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction Vale acquired, on August 1, 2019, 100% of the shares issued by Ferrous Resources Limited, a company organized and existing in accordance with the laws of the Isle of Man and that indirectly owned 100% of the shares issued by JACUIPE. On January 31, 2020, Vale implemented a corporate reorganization of the companies controlled by Ferrous Resources Limited and, via the transfer of shares issued by JACUIPE and a reduction in the capital stock of Ferrous Resources Limited, Vale became the sole shareholder of JACUIPE, thus directly owning 100% of its shares. b. Parties related to the companies involved in the transaction Vale acquired, on August 1, 2019, 100% of the shares issued by Ferrous Resources Limited, a company organized and existing in accordance with the laws of the Isle of Man. Via a corporate restructuring, on January 31, 2020, Atlantic Iron Limited S.à r.l, a company organized and existing in accordance with the laws of Luxembourg, indirectly controlled by Ferrous Resources Limited and a former majority shareholder of JACUIPE, as well as Ferrous Resources do Brasil S.A., a company organized and existing in accordance with the laws of Brazil, directly controlled by Atlantic Iron Limited S.à r.l and a former minority shareholder of JACUIPE, transferred all the shares issued by JACUIPE to Ferrous Resources Limited. On the same date, Vale implemented a reduction of the capital stock of Ferrous Resources Limited and, thereby, became the sole shareholder of JACUIPE, directly owning, therefore, 100% of its shares. 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008.

Not applicable, since Vale owns 100% (one hundred percent) of the shares issued by JACUIPE, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders. Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

EXHIBIT VI.(f) VALE S.A. LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 20, 2020, at 1:10 pm, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Murilo Cesar Lemos dos Santos Passos, Marcel Juviniano Barros, Roger Allan Downey, Eduardo de Oliveira Rodrigues Filho, Toshiya Asahi, Oscar Augusto de Camargo Filho, José Luciano Duarte Penido, Lucio Azevedo, Sandra Maria Guerra de Azevedo, Isabella Saboya de Albuquer que and Patricia Gracindo Marques de Assis Bentes, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “FINANCIAL STATEMENTS 2019 – (…) the Board of Directors approved, with a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes and Marcus Vinícius Dias Severini, present at the meeting under the provisions of Article 163, §3, of Law No. 6 ,404/76, and in the presence of Mr. Ronaldo Valiño and Patrício Rocha, representants of PricewaterhouseCoopers Auditores Independentes (“PWC”), external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion about the Company's Financial Statements for the financial year 2019, the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2019.“; “ MERGERS OF FERROUS GROUP – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the effective member Mrs. Marcelo Amaral Moraes and Marcus Vinícius Dias Severini the (i) merger of Ferrous Resources do Brasil S.A. (“Ferrous Brasil”) and Mineração Jacuípe S.A. (“Jacuípe”) by Vale, without the issuance of new shares, as well as the practice of all the acts necessary to implement the said merger, including, but not limited to, the following: (i.a) approval of the Protocols and Justifications of Merger of Ferrous Brasil and Jacuípe into Vale; (i.b) the ratification of the appointment of the independent auditor Premiumbravo for the evaluation of net equity of Ferrus Brasil and Jacuípe, with the consequent preparation of the corresponding accounting reports, as well as any other necessary documents; (i.c) approval of the respective accounting reports of Ferrous Brasil and Jacuípe; and (i.d) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred mergers of the companies by Vale; (…); “MERGERS OF CONTROLLED COMPANIES – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the effective member Mrs. Marcelo Amaral Moraes and Marcus Vinícius Dias Severini, the (i) merger of the companies Minas da Serra Geral S.A. (“MSG”), Retiro Novo Reflorestamento Ltda. (“Retiro Novo”), MSE – Serviços de Operação, Manutenção Ltda. (“MSE”) e Mineração Guariba Ltda. (“Guariba”) by Vale, without the issuance of new shares, as well as all related acts, including, but not limited to, the following: (i.a) approval of the Protocols and Justifications of Merger of MSG, Retiro Novo, MSE and Guariba into Vale; (i.b) the ratification of the appointment of the Macso Legate Auditores Independentes for the evaluation of net equity of MSG, Retiro Novo, MSE and Guariba, with the consequent preparation of the corresponding accounting reports, as well as any other necessary documents; and (i.c) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred mergers of the companies by Vale; (…)”. I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, February 20, 2020. Luiz Gustavo Gouvêa Secretary Secretário

EXHIBIT VI.(g) VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the wholly-owned subsidiary FERROUS RESOURCES DO BRASIL S.A., a privately-held corporation, with headquarters at the address Av. Raja Gabáglia, no. 959, 3rd, 5th, 6th, 7th and 12th floors, in the neighborhood of Luxemburgo, city of Belo Horizonte, state of Minas Gerais, with its organizational documents filed at the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 3130002989-1 (“Ferrous”), into Vale (“Merger”), including the Filing and Justification for Merger of Ferrous Resources do Brasil S.A. into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of Ferrous’s Net Assets, prepared by Premiumbravo Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready considered by the Extraordinary Shareholders’ Meeting of Vale to be called. to be Rio de Janeiro, February 20, 2020. Marcelo Amaral Moraes Member of the Fiscal Council Eduardo Cesar Pasa Member of the Fiscal Council Marcus Vinícius Dias Severini Member of the Fiscal Council Raphael Manhães Martins Member of the Fiscal Council Marcos Prado Troyjo Member of the Fiscal Council

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the wholly-owned subsidiary MINERAÇÃO JACUÍPE S.A., a privately-held corporation, with headquarters at the address Av. Raja Gabáglia, no. 959, 12th floor, part, Luxemburgo, in the city of Belo Horizonte, state of Minas Gerais, with its organizational documents filed at the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 3130009368-1 (“Jacuípe”), into Vale (“Merger”), including the Filing and Justification for Merger of Mineração Jacuípe S.A., containing the terms and conditions related to the Merger, and the Valuation Report of Jacuípe’s Net Assets, prepared by Premiumbravo Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be considered by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 20, 2020. Marcelo Amaral Moraes Member of the Fiscal Council Eduardo Cesar Pasa Member of the Fiscal Council Marcus Vinícius Dias Severini Member of the Fiscal Council Raphael Manhães Martins Member of the Fiscal Council Marcos Prado Troyjo Member of the Fiscal Council

EXHIBIT VII.(a) FILING AND JUSTIFICATION FOR MERGER OF MINAS DA SERRA GERAL S.A. INTO VALE S.A. VALE S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo, no. 186, offices 701 to 1901, Oscar Niemeyer Tower, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and with Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Alexandre Gomes Pereira, nationality: Brazilian, marital status: married, occupation: mathematician, I.D.: 07670915-3, issued by the SSP/SP, CPF/ME 014.732.957-42, both with business addresses at Praia de Botafogo no. 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter simply referred to as “VALE” or “Absorbing Company.” MINAS DA SERRA GERAL S.A., a privately held corporation, with headquarters at the address Avenida Doutor Marco Paulo Simon Jardim, no. 3580, Building 1, 1st and 2nd floors, Mina de Águas Claras, in the municipality of Nova Lima, State of Minas Gerais, CEP 34.006-270, CNPJ/ME 33.137.654/0001-10, and registered with the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under NIRE 3130005262-1, herein represented by its CEO Mr. Diogo Augusto Monteiro, nationality: Brazilian, marital status: married, occupation: mine engineer, I.D.: MG 7.866.146, issued by the Department of Public Safety of the State of Minas Gerais (Secretaria de Segurança Pública do Estado de Minas Gerais – SSP/MG), CPF/ME 035.697.266-65, with business address at Avenida Doutor Marco Paulo Simon Jardim, no. 3580, Building 1, 1st and 2nd floors, Mina de Águas Claras, in the municipality of Nova Lima, State of Minas Gerais, CEP 34.006-270, and by its Officer, Mr. Pedro Paulo Soares Pimentel, nationality: Brazilian, marital status: single, occupation: engineer, I.D.: 04406622-3, issued by the Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – DETRAN/RJ), CPF/ME 810656047-34, with business address at Praia de Botafogo, no. 186, 16th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to simply as “MSG” or “Absorbed Company.”

2 VALE and MSG, also referred to jointly as Companies or Parties, sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of MSG into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404/76, and other applicable legal provisions (“Merger”), as follows: SECTION ONE – JUSTIFICATION FOR MERGER 1.1. VALE is the sole owner of the shares representing the total capital stock of MSG; therefore, the Merger will result in VALE’s ability to better manage MSG’s assets, and will also reduce management costs due to the simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency. 1.2. VALE’s and MSG’s management bodies have been analyzing alternatives for better handling MSG’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in their operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, VALE and MSG intend to carry out the merger. 1.4. To this end, and taking into account MSG’s current organizational structure, the most advantageous alternative for the Parties is the Merger of MSG into VALE, considering that VALE already owns all shares issued by the Absorbed Company. This transaction will allow them to best take advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of their businesses. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of MSG’s property, with economic and tax effects as of the date of the approval of the Merger by the Companies’ shareholders. After the completion of the Merger, MSG will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of MSG’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments. SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of MSG’s shareholders’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 227 of Law No. 6,404/76, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of that law.

3 2.2. For the purposes of this merger, December 31, 2019, shall be considered the base date (“Base Date”) for the assessment of MSG’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s shareholders’ equity into the Absorbing Company. SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S SHAREHOLDERS’ EQUITY 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of Law No. 6,404/76, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Macso Legate Auditores Independentes, a company with address at Rua Madre Cabrini, no. 341, office 2, 2nd floor, in the city of São Paulo, with CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC) under number 2SP033482/O-3 and with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) under No. 12432, with its Articles of Organization registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on 8/6/2015 and further amendments, the last one dated 10/30/2019 under no. 53,159, represented by its member, Mr. Rubens Lopes da Silva, nationality: Brazilian, marital status: widowed, occupation: accountant, registered with the CRC under no. 1PR011811/O-1 TSP, I.D.: 650.893-6, issued by the Department of Public Safety of the State of Paraná (Secretaria de Segurança Pública do Estado do Paraná – SSP/PR), CPF/ME 044.701.689-0404, resident and domiciled in the capital of the State of São Paulo, (“Specialized Company”) was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to articles 8, 226 and 227 of Law No. 6,404/76, the valuation report, at book value, of the Absorbed Company’s shareholders’ equity, dated December 31, 2019, based on the assets and liabilities contained in MSG’s balance sheet drawn up on December 31, 2019 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s and Absorbed Company’s shareholders. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to R$99,129,876.13 (ninety-nine million, one hundred and twenty-nine thousand, eighty hundred and seventy-six Brazilian reais and thirteen cents).) SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK AND THE BASIC CONDITIONS FOR THE MERGER

4 4.1. MSG’s capital stock, fully subscribed and paid-up, is R$41,442,203.87 (forty-one million, four hundred and forty-two thousand, two hundred and three Brazilian reais and eighty-seven cents) divided into 5,261,621,190 (five billion, two hundred and sixty-one million, six hundred and twenty-one thousand, one hundred and ninety) book-entry common shares without par value, all held by VALE and free and clear of any liens and encumbrances. 4.2. MSG’s shareholders’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the shares of MSG’s capital stock. After all of the 5,261,621,190 (five billion, two hundred and sixty-one million, six hundred and twenty-one thousand, one hundred and ninety) registered common shares representing the Absorbed Company’s capital stock and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by MSG’s shareholders’ equity. 4.3. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds MSG and shall assume, unconditionally, without interruption, all the assets, rights and obligations of MSG, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s shareholder and the Absorbing Company’s shareholders shall approve the Merger through Extraordinary Shareholders’ Meetings of MSG and VALE, respectively, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by the respective shareholders, as the case may be, representing the applicable resolution quorum. Since VALE is the current sole shareholder of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, pursuant to articles 137, II and 230 of Law No. 6,404/76, shall not apply. 5.2. VALE, as the Absorbing Company of MSG, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the

5 Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall also be responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law. 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective shareholders, and therefore recommend its implementation. 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, 20 de fevereiro de 2020. VALE S.A. Luciano Siani Pires Executive Officer Alexandre Gomes Pereira Executive Officer MINAS DA SERRA GERAL S.A. Diogo Augusto Monteiro CEO Pedro Paulo Soares Pimentel Officer Witnesses: Name: Adriana Nascimento Lemos de Moura I.D.: 25.614.550-9 – DETRAN/RJ CPF:142.481.967-94 Name: Katia Azeredo Diniz I.D.: 1.353.220 –IFP/RJ CPF:609.504.127-91

EXHIBIT I Valuation Report

M/LEGATE Morison KSi Independent member Minas da Serra Geral S.A. Appraisal Report (Assessment report of net assets determined by means of accounting books) As of December 31, 2019 January 31, 2020

M/LEGATE Morison KSi Independent member Sao Paulo, January 31, 2020. To the stockholders of Minas da Serra Geral S.A. Nova Lima - MG Dear Sirs, In response to your request we have proceeded the valuation of the shareholders' equity formed by all the components of the net assets (shareholders' equity) determined through the accounting books of company Minas da Serra Geral S.A. as of December 31, 2019. the We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes. CRC 2SP033482 /0-3 - CVM 12432 ./1 L5 Rubens Lopes da Silva Accountant-CRC 1PR011811/0-1 TS / 2 Rua Madre Cabrin,i 341 V1la Manana 1 SaoPaulo SP Brasil CEP04020·00I Tel./ Fax 55 11 50807500 www.mlegate.com

M /LEGATE Morison KSi lndepe ·1dent member To the shareholders of the company Minas da Serra Geral S.A. Information related to the Accounting company 1. The Macso Legate AuditoresIndependentes, company established in Sao Paulo city, at Madre Cabrini street, 341 - room 2 - 2° floor, registered in the National Register of Legal Entities under n.023.037.01810001-63, registered to the Regional Council of Accounting of Sao Paulo under n.° CRC 2SP033482I0-3, and at the Brazilian Securities and Exchange Commission - CVM under n.0 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of Sao Paulo, under n. 0 41.387, in session of 08106115 and subsequent amendments, the last one being registered on 10130119 under n.0 53.159. represented by its undersigned partner, RubensLopes da Silva, Brazilian, widowed,accountant, registeredto the Regional Accounting Council of the State of Sao Paulo under no 1PRO11811 I 0-1 TSP, holder of Identity Card n° 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPFIMF) under n° 044.701.689-04, resident and domiciled in Sao Paulo, appointed by the management of Minas da Serra Geral S.A. ,CNPJ/MF 33.137.654I 0001-21, to carry out the valuation of the book equity on 1213112019, in accordance with Brazilian accounting practices, presenting below the results of its work. 3 Rua MadreCabrini, 341 Vila Mariana 1 Sao Paulo SP Brasil I CEP 04020·00 I I Tei. /Fax 55 1 I 50807500 I www.mlegate.com

M/LEGATE

Morison KSi
Independent member

The aim of evaluation

2. The valuation of the book equity on December 31, 2019 of **Minas da Serra Geral S.A.** aims to support its value for the incorporation purpose.

Management's Responsibilities for Accounting Information

3. The management of **Minas da Serra Geral S.A.** is responsible for bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex II of the appraisal report

Scope of work and accountant's responsibility

4. Our responsibility is to express a conclusion on the equity book value of **Minas da Serra Geral S.A.** on December 31, 2019, based on the work conducted in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuing the appraisal report. Accordingly, we carried out an examination of the balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and carried out with the objective of obtaining reasonable assurance that the

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE

Morison KSi
Independent member

accounting net equity worth for the preparation of our appraisal report is free from material misstatement

5. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6. Based on the work performed, we concluded that the amount of R$ 99.129.876,13 (Ninety nine million one hundred and twenty nine thousand, eight hundred and seventy six reais and thirteen cents), according to the balance sheet on December 31, 2019, recorded in the accounting books and summarized in ANNEX I, represents, in all relevant aspects, the accounting net equity of **Minas da Serra Geral S.A.,** valued in accordance with Brazilian accounting practices

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi Independent member Another Subjects 7. In compliance with the requirements of the Securities and Exchange Commission-CVM, we inform that: a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and b. We are not awareof any actionby the controlling shareholder or the direct, limit, hinder have compromised company's administrators in order to or practice any acts that have or may the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions Sao Paulo, January 31, 2020. Macso Legate Auditores Independentes. CRC 2SP033482/0-3-CVM 12432 Aa!silv I 0-1 TSP / Accountant - CRC 111811 6 Rua MadreCabrini.341 Vila Mariana ISaoPaulo SP Brasil ! CEP 04020-001 Tel./Fax 55 11 5080 7500 Iwww.mlegate.com

M/LEGATE
Morison KSi
Independent member

ANNEX I

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M /LEGATE Morison KSi lnoepe 1dent member Minas da Serra Geral S.A. CNPJ/MF: 33. 137.654/0001-10 Statement of financial position on December 31, 2019. Amounts expressed In brazilian reais ASSETS Current assets Cash and cash equivalents Accounts receivable Other current assets 95,505,677.69 93,921,640.66 1,087,566.67 496,470.36 Non-current assets Judicial deposits Property, plant and equipment 5,162,529.49 4,636,525.23 526,004.26 100,668,207.18 Total Assets LIABILITIES AND SHAREHOLDERS' EQUITY 1,456,281.00 Current liabilities Suppliers Accounts payable -Related party Dividends payable Taxes payable Other current liabilities 28,392.98 31,068.57 1,172,912.44 136,586.24 87,320.77 82,050.05 Non-current liabilities Litigations Other non-current liabilities 52,239.57 29,810.48 1,538,331.05 Total liabilities Shareholders' equity Paid-in capital Capital reserve Profit reserves Retained earnings 41,442,203.87 37,030,971.00 17,137,963.95 3,518,737.31 99,129,876.13 Total shareholders's equity 100,668,207.18 Total liabilities and shareholders' equity 8 RuaMadreCabnm.341 Vila Mariana ISaoPaulo SP Bras1l CEP04020·00I wvvw.mlegate.com

M/LEGATE

Morison KSi
Independent member

ANNEX II

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE
Morison KSi
Independent member

Minas da Serra Geral S.A.

Principals accounting practices adopted by the Company in the preparation of the financial statements as of December 31, 2019.

1. **Cash and cash equivalentes**

Represented by the resources available in current account deposits.

Cash and cash equivalents

1010100004	Banco do Brasil - BRL - Statement	1,147,596.38
1100110001	ST invest. <90 days principal DO - Local currency	89,695,168.27
1100110002	ST invest. <90 days interest DO - Local currency	3,078,876.01
Total		**93,921,640.66**

2. **Other current assets and liabilities**

Presented based on known or calculable values added, when applicable, of the corresponding charges and monetary variations incurred.

Accounts receivable

1111110001	Related party customer billed DO - Local currency	619,500.00
1111110002	Rel. party customer unbilled DO -Local currency	468,066.67
Total		**1,087,566.67**

Other current assets

1140300002	Withholding income tax on ST investments	120,496.71
1141100002	Recoverable ICMS on assets	629,005.47
1141100003	Recoverable ICMS on delivery/ refund	2,383.56
1141100101	Provision for losses on ICMS	-631,389.03
1192200001	Loans to former employees - medical premiums	773,374.60
1192200002	Provision for loss dismissed employee of MAS	-773,374.60
1194100099	Prepaid expenses - Other	375,973.65
Total		**496,470.36**

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi Independent member Suppliers 2110110001 2111110001 2199800002 Total Billed third p3.rty suppliers DO - Local currency Billed rei. p3.rties suppliers DO-Local currency Goods receipt I Invoice receipt (GR/IR) -10,892.27 -14,442.61 -3,058.10 -28,392.98 Accounts payable - Related party 2129900099 Miscellaneous related p3.rties Total -31,068.57 -31,068.57 Dividends payable 2124210001 Dividends - Local currency Total -1, 172,912.44 -1,172,912.44 Taxes payable 2140100001 2140200001 Total Income tax p3.yable Social contribution payable ST -99,901.65 -36,684.59 -136,586.24 Other current liabilities 2131100001 2131200001 2131300004 2140300008 Employer contribution Fgts Opting Employees Valia Withh. Income Tax on p3.yroll -5,524.16 -865.40 -258.74 -434.82 -5,688.16 -29,730.39 -28.50 -12.03 -14,440.24 -25,241.02 -5,097.31 2141200001 PIS payable 2141300001 COFINS payable 2141700001 Withholding income tax on services 2141700003 2180100002 2180100003 2180100005 Total PIS/COFINS/CSLL on services rendered Vacations provisions Provision for profit sharing Charges on vacations provisions -87,320.77 11 RuaMadreCabrini,341 Vila Mariana 1 Sao Paulo SP Brasil CEP04020-001 Tei./Fax 55 II 50807500 www.mlegate.com

M/LEGATE
Morison KSi
Independent member

3. Investments

Investments are evaluated at acquisition cost, less a provision for devaluation, as applicable. All were provisioned for losses and their balance is 0.00 (zero Brazilian reais)

Investments

1301100001	Subscribed capital - partic. in other companies	446,808.94
1301100002	Fair value market adjustment	-446,808.94
Total		**0.00**

4. Property, plant and equipment

It is booked at acquisition cost, less depreciation calculated using the straight-line method, except for land that is not depreciated.

Property, plant and equipment

1400100001	Land	272,872.30
1400200001	Real estate - Updated cost	56,303,699.18
1400200002	Real estate - Depreciation	-56,050,567.11
1400300001	Facilities & Installations - Updated cost	92,954,795.75
1400300002	Facilities & Installations - Depreciation	-92,954,795.75
1400400001	Machinery and equipment - Updated cost	11,413,665.81
1400400002	Machinery and equipment - Depreciation	-11,413,665.81
1400600001	Vehicles - Updated cost	8,179,467.42
1400600002	Vehicles - Depreciation	-8,179,467.42
1400700001	Furniture and fixtures - Updated cost	554,842.29
1400700002	Furniture and fixtures - Depreciation	-554,842.29
1400800001	Computer equipment - Updated cost	41,964.75
1400800002	Computer equipment - Depreciation	-41,964.75
1404500005	Sustaining capital investments - manual additions	-0.11
Total		**526,004.26**

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M/LEGATE

Morison KSi
Independent member

5. Intangible

It is booked at acquisition cost, less amortization calculated using the straight-line method and its balance, and 0.00 (zero reais)

Intangible

1500200001	Software - Updated cost	41,964.75
1500200002	Software - Amortization	-41,964.75
Total		**0.00**

6. Other non-current assets and liabilities

Presented based on known or calculable values added, when applicable, of the corresponding charges and monetary variations incurred.

Judicial deposits

1295100001	Judicial deposits - Labour	88,925.09
1295300001	Judicial deposits - Taxes	3,433,286.69
1295500001	Judicial deposits - Social Security	1,114,313.45
Total		**4,636,525.23**

Litigations

2295100001	Provision for contingencies - labour	-52,235.45
2295300001	Provision for contingencies - Taxes	-4.11
2295500001	Provision for contingencies - Social Security	-0.01
Total		**-52,239.57**

Other non-current liabilities

2260200099	Other deferred taxes	-42,864.39
2261200099	Other deferred taxes	-15,431.18
1260200099	Other deferred taxes	20,944.92
1261200099	Other deferred taxes	7,540.17
Total		**-29,810.48**

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M/LEGATE Morison KSi Independent member 7. Outcome Expenses are basis. recognized m the income for the year on the accrual 14 RuaMadreCabrin.i 341 Vila Mariana ISao Paulo SP Brasil I CEP04020-00I Tei. /Fax 5511 50807500 I www.mlega te.com

EXHIBIT VII.(b) Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of Minas da Serra Geral S.A. into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in Exhibit VII.(a) of the Management Proposal of the Annual (“Management Proposal””). and Extraordinary Shareholders’ Meetings 2. Other agreements, contracts and voting rights or transfer of shares pre-contracts regulating the exercise of issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions MSG’s shareholders’ equity will be transferred to Vale’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the shares of MSG’s capital stock. After all the 5,261,621,190 (five billion, two hundred and sixty-one million, six hundred and twenty-one thousand, one hundred and ninety) registered common shares representing the Absorbed Company’s capital stock and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in Vale’s accounting books by MSG’s shareholders’ equity. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the base date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. The intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company.

With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds MSG and shall assume, unconditionally, without interruption, all of MSG’s assets, rights and obligations, whether legal or conventional. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. The merger of MSG into VALE (“Merger”) will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. d. Any need of approval by debentureholders or other creditors Approval of the Merger does not require approval of debentureholders or other creditors of Vale or MSG. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After completion of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of MSG in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

Given that Vale owns 100% (one hundred percent) of the shares representing MSG’s capital stock, the Merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of MSG as a legal entity. b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$55,000.00 (fifty-five thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction. c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of MSG, which has shareholders’ equity, according to the Valuation Report, of R$ 99,129,876.13 (ninety-nine million, one hundred and twenty-nine thousand, eight hundred and seventy-six Brazilian reais and thirteen cents). d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale owns 100% (one hundred percent) of the shares representing MSG’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, since Vale owns 100% (one hundred percent) of the shares representing MSG’s capital stock and, therefore, the Merger will not result in the issuance of new shares or increase in the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation.

Vale owns 100% (one hundred percent) of the shares representing MSG’s capital stock, such that the Merger does not result in a capital increase for the Company, or in any change in equity interest of its shareholders. Therefore, there is no substitution ratio to speak of. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 20, 2020. In addition, the Merger was also subject to a meeting of Vale’s Fiscal Council, which issued an Opinion dated by February 20, 2020. The minute of the Board of Directors’ meeting and the Opinion issued by the Fiscal Council referred to above are available in Exhibits VII.(j) and VII.(k) of the Management Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of MSG’s shareholders’ equity to be transferred to Vale as a result of the Merger was prepared by Macso Legate Auditores Independentes (“Valuation Report”), as an integral part of the Filing and Justification for Merger (Exhibit VII.a). 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or changes to the by-laws of the companies resulting from the transaction The Merger will not result in any change to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule Vale’s Financial Statements used for purposes of the transaction were those from the fiscal year ended December 31, 2019, available on the Company’s website and on the CVM website.

MSG’s Financial Statements used for purposes of the transaction were those from December 31, 2019, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Merger. 11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to MSG. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form MSG carried out the exploration, mining and mineral processing of iron ore. It had operations in the municipality of Santa Bárbara, in the state of Minas Gerais, through the Capanema Mining Complex. Currently, the Company no longer carries out operations, and, since 2016, its only commercial activity out is leasing the complex’s assets to Vale. (d) Description of the economic group, according to item 15 of the reference form

Vale owns 100% (one hundred percent) of the shares representing MSG’s capital stock. 12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger, since the Company will not issue new shares. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding public offerings for the acquisition of shares Vale owns 5,261,621,190 (five billion, two hundred and sixty-one million, six hundred and twenty-one thousand and one hundred and ninety) registered common shares of MSG, representing 100% (one hundred percent) of its capital stock. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding public offerings for the acquisition of shares, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction MSG has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable.

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale owns 100% (one hundred percent) of the shares representing MSG’s capital, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders. Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

EXHIBIT VII.(c) FILING AND JUSTIFICATION FOR MERGER OF MSE – SERVIÇOS DE OPERAÇÃO, MANUTENÇÃO E MONTAGENS LTDA. INTO VALE S.A. VALE S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo, no. 186, offices 701 to 1901, Oscar Niemeyer Tower, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and with Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Alexandre Gomes Pereira, nationality: Brazilian, marital status: married, occupation: mathematician, I.D.: 07670915-3, issued by the SSP/SP, CPF/ME 014.732.957-42, both with business addresses at Praia de Botafogo no. 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter simply referred to as “VALE” or “Absorbing Company.” MSE – SERVIÇOS DE OPERAÇÃO, MANUTENÇÃO E MONTAGENS LTDA., a limited-liability company, with headquarters at the address Avenida Pindaré, no number, Núcleo Urbano da Serra dos Carajás, city of Parauapebas, state of Pará, CEP 68.516-000, with CNPJ/ME 02.060.042/0001-43, with its organizational documents duly registered with the Registry of Commerce of the State of Pará (Junta Comercial do Estado do Pará – JUCEPA) under NIRE 15.2.0095933-9, herein represented by its managers Mr. Pedro Paulo Soares Pimentel, nationality: Brazilian, marital status: single, occupation: engineer, I.D.: 04406622-3, issued by the Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – Detran/RJ), CPF/ME 810656047-34, with business address at Praia de Botafogo no. 186, 16th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, and Mr. Aurilio Oliveira de Sousa, nationality: Brazilian, marital status: married, occupation: business manager, I.D.: 2948507, issued by the Department of Public Safety of the State of Pará (Secretaria de Segurança Pública do Estado de Pará – SSP/PA), CPF/ME 615.030.962-20, with business addresses at Estrada Raymundo Mascarenhas, no number, Parauapebas, Pará, CEP 68.516-000, hereinafter simply referred to as “MSE” or “Absorbed Company.” VALE and MSE, also referred to jointly as Companies or Parties, sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of MSE into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404, of 12/15/76 (“Brazilian Corporate Law”) and articles 1,116 to 1,118 of Law No. 10,406 of 1/10/2002 (“Brazilian Civil Code”) and other applicable legal provisions (“Merger”), as follows:

2 SECTION ONE – JUSTIFICATION FOR MERGER 1.1. VALE is the sole owner of the quotas representing the total capital stock of MSE; therefore, the Merger will result in VALE’s ability to better manage MSE’s assets, and will also reduce management costs due to the simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency. 1.2. VALE’s and MSE’s management bodies have been analyzing alternatives for better handling MSE’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, VALE and MSE intend to carry out the merger. 1.4. To this end, and taking into account MSE’s current organizational structure, the most advantageous alternative for the Parties is the Merger of MSE into VALE, considering that VALE already owns all quotas of the Absorbed Company. This transaction will allow them to best take advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of their businesses. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of MSE’s property, with economic and tax effects as of the date of the approval of the Merger by the Companies’ members or shareholders, as applicable. After the completion of the Merger, MSE will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of MSE’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments. SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of MSE’s members’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 1,116 of the Brazilian Civil Code and article 227 of the Brazilian Corporate Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporate Law and article 1,117 of the Brazilian Civil Code. 2.2. For the purposes of this merger, December 31, 2019, shall be considered the base date (“Base Date”) for the assessment of MSE’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s members’ equity into the Absorbing Company.

3 SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S MEMBERS’ EQUITY 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of the Brazilian Corporate Law and articles 1,116 and 1,117 of the Brazilian Civil Code, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Macso Legate Auditores Independentes, a company with address at Rua Madre Cabrini, no. 341, office 2, 2nd floor, in the city of São Paulo, with CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC) under number 2SP033482/O-3 and with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) under No. 12432, with its Articles of Organization registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on 8/6/2015 and further amendments, the last one dated 10/30/2019 under no. 53,159, represented by its member, Mr. Rubens Lopes da Silva, nationality: Brazilian, marital status: widowed, occupation: accountant, registered with the CRC under no. 1PR011811/O-1 TSP, I.D.: 650.893-6, issued by the Department of Public Safety of the State of Paraná (Secretaria de Segurança Pública do Estado do Paraná – SSP/PR), CPF/ME 044.701.689-0404, resident and domiciled in the capital of the State of São Paulo, (“Specialized Company”) was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to article 1,117, paragraph 2 of the Brazilian Civil Code and articles 8, 226 and 227 of the Brazilian Corporate Law, the valuation report, at book value, of the Absorbed Company’s members’ equity, dated December 31, 2019, based on the assets and liabilities contained in MSE’s balance sheet drawn up on December 31, 2019 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s shareholders and Absorbed Company’s members. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to R$18,883,789.89 (eighteen million, eight hundred and eighty-three thousand, seven hundred and eighty-nine Brazilian reais and eighty-nine cents). SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK AND THE BASIC CONDITIONS FOR THE MERGER 4.1. MSE’s capital stock, fully subscribed and paid-up, is R$94,408,472.00 (ninety-four million, four hundred and eight thousand, four hundred and seventy-two Brazilian reais and zero cents) divided into

4 94,408,472 (ninety-four million, four hundred and eight thousand, four hundred and seventy-two) quotas representing the capital stock, with a value of R$1.00 (one Brazilian real) each, all held by VALE and free and clear of any liens and encumbrances. 4.2. MSE’s members’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only member of the Absorbed Company, the latter’s members’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the quotas of MSE’s capital stock. After all of the 94,408,472 (ninety-four million, four hundred and eight thousand, four hundred and seventy-two) quotas representing the capital stock of the Absorbed Company and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by MSE’s own members’ equity. 4.3. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds MSE and shall assume, unconditionally, without interruption, all the assets, rights and obligations of MSE, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s member and the Absorbing Company’s shareholders shall approve the Merger through, respectively, an Amendment to MSE’s Articles of Organization and an Extraordinary Shareholders’ Meetings of VALE, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by members and shareholders representing the applicable resolution quorum. Since VALE is the current sole member of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, pursuant to articles 1,077 and 1,031 of the Brazilian Civil Code, shall not apply. 5.2. VALE, as the Absorbing Company of MSE, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall also be

5 responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law. 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective members and shareholders, and therefore recommend its implementation. 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, 20 de fevereiro de 2020. VALE S.A. Luciano Siani Pires Executive Officer Alexandre Gomes Pereira Executive Officer MSE – SERVIÇOS DE OPERAÇÃO, MANUTENÇÃO E MONTAGENS LTDA. Aurilio Oliveira de Sousa Manager Pedro Paulo Soares Pimentel Manager Witnesses: Name: Katia Azeredo Diniz I.D.: 1.353.220 –IFP/RJ CPF/ME: 609.504.127-91 Name: Adriana Nascimento Lemos de Moura I.D.: 25.614.550-9 – DETRAN/RJ CPF/ME: 142.481.967-94

EXHIBIT I Valuation Report

M/LEGATE Morison KSi Independent member MSE - Servi9os de Opera9io, Manuten9io e Montagens Ltda. Appraisal Report (Assessment report of net assets determined by means of accounting books) As of December 31, 2019 January 31, 2020

M/LEGATE Morison KSi I ndependent member Sao Paulo, January 31, 2020. To the shareholders of MSE - Servit;os de Operat;ao, Manutent;ao e Montagens Ltda. Parauapebas - PA Dear Sirs, In response to your request we have proceeded the valuation of the shareholders' equity formed by all the components of the net assets (shareholders' equity) determined through the accounting books of the company MSE - Servit;os de Operat;ao, Manutent;ao Ltda. as of December 31, 2019. e Montagens We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes. CRC 2SP033482/0-3 - CVM 12432 /! vU·!}vL c:v-/ . Rubens Lopes da Silva " Accountant - CRC 1PR011811/0-1 TS_:B 2 Rua MadreCabrini. 341 Vi la Mariana ISao Paulo SP Brasil ! CEP 04020-001 I Tel./ Fax 5511 5080 7500 Iwww.mlegate.com

M/LEGATE

Morison KSi
Independent member

To the shareholders of the company MSE – Serviços de Operação, Manutenção e Montagens Ltda.

Information related to the Accounting company

1. **The Macso Legate Auditores Independentes,** company established in São Paulo city, at Madre Cabrini street, 341 – room 2 – 2º floor, registered in the National Register of Legal Entities under n.º 23.037.018/0001-63, registered to the Regional Council of Accounting of São Paulo under n.º CRC 2SP033482/O-3, and at the Brazilian Securities and Exchange Commission - CVM under n.º 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of São Paulo, under n.º 41.387, in session of 08/06/15 and subsequent amendments, the last one being registered on 10/30/19 under n.º 53.159. represented by its undersigned partner, **Rubens Lopes da Silva,** Brazilian, widowed, accountant, registered to the Regional Accounting Council of the State of São Paulo under nº 1PR011811 / O-1 TSP, holder of Identity Card nº 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPF/MF) under nº 044.701.689-04, resident and domiciled in São Paulo, appointed by the management of **MSE – Serviços de Operação, Manutenção e Montagens Ltda.** CNPJ/MF 02.060.042/0001-43, to carry out the valuation of the book equity on 12/31/2019, in accordance with Brazilian accounting practices, presenting below the results of its work.

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi Independent member The aim of evaluation 2. The valuation of the book equity on December 31, 2019 of MSE Servi os de Opera ao, Manuten ao e Montagens Ltda. aims to support its value for the incorporation purpose. Management's Responsibilities for Accounting Information 3. The management of MSE-Servi os de Opera ao, Manuten ao e MontagensLtda. 1s responsible for bookkeepingand in accordance with preparation of accounting information Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex II of the appraisal report Scope of work and accountant's responsibility 4. Our responsibility is to express a conclusion on the equity book value of MSE -Servi os de Opera ao, Manutent;ao e Montagens Ltda. on December 31, 2019, based on the work conducted in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuing the appraisal report. Accordingly, we carried out an examination of the balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements bf)the accountant 4 R"' Mod"Co bd ol, 341 V.lo Moriooo I 5.\o P'"lo S1' '"'" I CEP04020.Q01 1 Toll'" 55 11 5075 0\ .!wm

M/LEGATE
Morison KSi
Independent member

and that the work be planned and carried out with the objective of obtaining reasonable assurance that the accounting net equity worth for the preparation of our appraisal report is free from material misstatement.

5. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6. Based on the work performed, we concluded that the amount of R$ 18.883.789,89 (Eighteen million, eight hundred and eighty three thousand, seven hundred and eighty nine reais and eighty nine cents), according to the balance sheet on December 31, 2019, recorded in the accounting books and summarized in ANNEX I, represents, in all relevant aspects, the accounting net equity of **MSE – Serviços de Operação, Manutenção e Montagens Ltda.** valued in accordance with Brazilian accounting practices

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE

Morison KSi
Independent member

Another Subjects

7. In compliance with the requirements of the Securities and Exchange Commission - CVM, we inform that:

    a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and

    b. We are not aware of any action by the controlling shareholder or the company's administrators in order to direct, limit, hinder or practice any acts that have or may have compromised the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions

São Paulo, January 31, 2020.

Macso Legate Auditores Independentes.
CRC 2SP033482/O-3 – CVM 12432

Rubens Lopes da Silva
Accountant – CRC 1PR011811/O-1 TSP

6

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE

Morison KSi
Independent member

ANNEX I

7

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE
Morison KSi
Independent member

MSE – Serviços de Operação, Manutenção e Montagens Ltda.
CNPJ/MF: 02.060.042/0001-43

Statement of financial position on December 31, 2019.
Amounts expressed In brazilian reais

ASSETS

Current assets	**111,637.97**
Cash and cash equivalents	108,781.32
Recoverable taxes	2,499.29
Others	357.36
Non-current assets	**22,533,436.20**
Judicial deposits	192,088.40
Accounts receivable - Related party	22,341,347.80
Total Assets	**22,645,074.17**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities	**573,152.76**
Anvances for Future Capital Increase	543,509.33
Salaries and social charges	22,943.46
Other accounts payable	5,453.26
Taxes payable	1,246.71
Non-current liabilities	**3,188,131.52**
Litigations	1,279,142.82
Other accounts payable - Related party	1,908,988.70
Total Liabilities	**3,761,284.28**
Shareholders' equity	
Paid-in capital	94,408,472.00
Additional paid-in capital	0.46
Accumulated deficit	-72,919,707.51
Net loss	-2,604,975.06
Total shareholders's equity	**18,883,789.89**
Total liabilities and shareholders' equity	**22,645,074.17**

8

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE
Morison KSi
Independent member

ANNEX II

9

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel. / Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE
Morison KSi
Independent member

MSE – Serviços de Operação, Manutenção e Montagens Ltda.

Principals accounting practices adopted by the Company in the preparation of the financial statements as of December 31, 2019.

1. Cash and cash equivalentes

Represented by the resources available in current account deposits.

Cash and cash equivalents

1010100002	Banco do Brasil - BRL - Statement	108,781.32
Total		**108,781.32**

2. Other current assets and liabilities

Presented based on known or calculable values added, when applicable, of the corresponding charges and monetary variations incurred.

Recoverable taxes

1140100001	Recoverable prepaid income taxes	1,066.43
1140100002	Recoverable income tax	491.91
1140200001	Recoverable prepaid social contribution	639.86
1140200002	Recoverable social contribution	301.09
Total		**2,499.29**

Other current assets

1197300099	Miscellaneous accounts receivables	357.36
Total		**357.36**

10

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE
Morison KSi
Independent member

Related party

2120100004	Related parties - Adv. for future capital increase	-543,509.33
Total		**-543,509.33**

Salaries and social charges

2130100001	Salaries	-4,068.70
2131100001	Employer contribution	-2,022.14
2131200001	Fgts Opting Employees	-1,131.53
2180100002	Vacations provisions	-11,293.53
2180100005	Charges on vacations provisions	-3,930.13
2193100003	Sponsor contribution	-165.43
2193100004	Consignations in payroll - VALIA	-332.00
Total		**-22,943.46**

Other accounts payable

2110110002	Unbilled third party suppliers DO -Local currency	-5,453.26
Total		**-5,453.26**

Taxes payable

2140300008	Withh. Income Tax on payroll	-800.36
2141200001	PIS payable	-12.44
2141300001	COFINS payable	-76.55
2141700001	Withholding income tax on services	-87.16
2141700003	PIS/COFINS/CSLL on services rendered	-270.20
Total		**-1,246.71**

3. Investments

Investments are evaluated at acquisition cost, less a provision for devaluation, as applicable. All were provisioned for losses and their balance is 0.00 (zero Brazilian reais)

Investments

1301100001	Subscribed capital - partic. in other companies	63.03
1301100002	Fair value market adjustment	-63.03
Total		**0.00**

11

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi Independent member 4. Property, plant and equipment It is booked at acquisition cost. All were provisioned their balance is 0.00 (zero Brazilian reais). for losses and Property, plant and equipment 60,724.70 -18,195.96 -42,528.74 517,072.89 -504,519.43 -12,553.46 50,550.95 -14,435.78 -36,115.17 158,382.88 -65,673.56 -92,709.32 1400400001 Machinery and equipment-Updated cost 1400400002 Machinery and equipment-Depreciation 1400400101 Machinery and equipment - Provision for losses 1400600001 Vehicles-Updated cost 1400600002 Vehicles - Depreciation 1400600101 Vehicles-Provision for losses 1400700001 1400700002 1400700101 Furniture and fixtures-Updated cost Furniture and fixtures - De preciation Furniture and fixtures - Provision for losses 1400800001 Computer equipment-Updated cost 1400800002 Computer equipment-Depreciation 1400800101 Computer equipment-Provision for losses 0.00 Total 5. Other non-current assets and liabilities Presentedbased on knownor calculable values added, when applicable, of the corresponding charges and monetary incurred. variations Judicial deposits 161,655.92 30,432.48 1295100001 Judicial deposits - Lal:xmr 1295900098 Judicial deposits - Others 192,088.40 Total Related party - Asset 22,341,347.80 1211110099 Other related parties DO - Local currency 22,341,347.80 Total Rua MadreCabrini, 341 Vila Mariana I Sao Paulo SP Brasil ! CEP04020-001 Tel./ Fax 55 11 5080 7500 I www.mlegate.com

M/LEGATE Morison KSi Independent member Litigations 2295100001 Provision for contingencies - labour -1,279,142.82 Total -1,279,142.82 Related party - Liability 2111110002 Unbilled rel. parties suppliers DO-Local currency 2129900099 Misce llaneous related parties -1,890,105.40 -18,883.30 -1,908,988.70 Total 6. Outcome Expenses are basis. recognized m the income for the year on the accrual 13 RuaMadreCabrini.341 Vila Manana 1 Sao Paulo SP Bras1l CEP04020-001 Tei./Fax 551150807500 www.mlegate.com

EXHIBIT VII.(d) Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of MSE – Serviços de Operação, Manutenção e Montagens Ltda. (“MSE” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available as Exhibit VII.(c) of the Management Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management Proposal””). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions MSE’s members’ equity will be transferred to Vale’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only member of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the quotas of MSE’s capital stock. After all the 94,408,472 (ninety-four million, four hundred and eight thousand, four hundred and seventy-two) quotas representing the Absorbed Company’s capital stock and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in Vale’s accounting books by MSE’s members’ equity, without making any change in its recorded value. Any variation in the property calculated by the Absorbed Company, in relation to the assets and liabilities to be transferred to the Absorbing Company, in the period between the base date and the date of the Merger, will be appropriated by the Absorbing Company, transferring to the Absorbing Company’s accounting books and making any changes necessary. The intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds MSE and shall assume, unconditionally, without interruption, all of MSE’s assets, rights and obligations, whether legal or conventional.

b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. The merger of MSE into Vale (“Merger”) will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. The 94,408,472 (ninety-four million, four hundred and eight thousand, four hundred and seventy-two) quotas representing MSE’s capital stock will be dissolved if the Merger is approved. d. Any need of approval by debentureholders or other creditors Approval of the Merger does not require approval of debentureholders or other creditors of Vale or MSE. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After completion of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of MSE in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages Given that Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital stock, the Merger will allow for a simplification of the corporate structure, with the consequent ease in managing its business and reducing costs and legal, tax and administrative obligations arising from the continuation of MSE as a legal entity.

b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$55,000.00 (fifty-five thousand Brazilian reais), including expenses on publications, valuators, lawyers and other professionals engaged to advise on the transaction. c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of MSE, which has members’ equity, according to the Valuation Report, of R$ 18,883,789.89 (eighteen million, eight hundred and eighty-three thousand, seven hundred and eighty-nine Brazilian reais and eighty-nine cents.) d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, since Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital stock and, therefore, the Merger will not result in the issuance of new quotas or increase in the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital stock, such that the Merger does not result in a capital increase for the Company, or in any change in equity interest of its shareholders. Therefore, there is no substitution ratio to speak of. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 20, 2020. In addition, the Merger was also subject to a meeting of Vale’s Fiscal Council, which issued an Opinion dated by February 20, 2020. The minute of the Board of Directors’ meeting and the Opinion issued by the Fiscal Council referred to above are available in Exhibits VII.(j) and VII.(k) of the Management Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of MSE’s members’ equity to be transferred to Vale as a result of the Merger was prepared by Macso Legate Auditores Independentes (“Valuation Report”), as an integral part of the Filing, and is also available as Exhibit VII.(c) of the Management Proposal. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or changes to the by-laws of the companies resulting from the transaction The Merger will not cause any change to Vale’s By-Laws, since Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital stock. 9. Financial statements used for purposes of the transaction, under the specific rule Vale’s Financial Statements used for purposes of the transaction were those from the fiscal year ended December 31, 2019, available on the Company’s website and on the CVM website.

MSE’s Financial Statements used for purposes of the transaction were those from December 31, 2019, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Merger. 11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to MSE. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form MSE’s main purpose was to provide equipment maintenance services, industrial facilities and services to related companies; however, currently, it does not carry out operational activities. (d) Description of the economic group, according to item 15 of the reference form Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital stock.

12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding public offerings for the acquisition of shares Vale owns 94,408,472 (ninety-four million, four hundred and eight thousand, four hundred and seventy-two) quotas representing 100% (one hundred percent) of MSE’s capital stock. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding public offerings for the acquisition of shares, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction MSE has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable. 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008.

Not applicable, since Vale owns 100% (one hundred percent) of the quotas representing MSE’s capital, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders. Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

EXHIBIT VII.(e) FILING AND JUSTIFICATION FOR MERGER OF RETIRO NOVO REFLORESTAMENTO LTDA. INTO VALE S.A. VALE S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo, no. 186, offices 701 to 1901, Oscar Niemeyer Tower, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and with Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Alexandre Gomes Pereira, nationality: Brazilian, marital status: married, occupation: mathematician, I.D.: 07670915-3, issued by the SSP/SP, CPF/ME 014.732.957-42, both with business addresses at Praia de Botafogo no. 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter simply referred to as “VALE” or “Absorbing Company.” RETIRO NOVO REFLORESTAMENTO LTDA., a limited liability company, with headquarters at the address Fazenda Cata Branca, no number, Mina do Pico, Itabirito, state of Minas Gerais, CEP 35.450-000, CNPJ/ME 17.116.853/0001-96, registered with the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under NIRE 31.2.0968282-1, herein duly represented by its managers Mr. Pedro Paulo Soares Pimentel, nationality: Brazilian, marital status: single, occupation: engineer, I.D.: 04406622-3, issued by the Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – Detran/RJ), CPF/ME 810656047-34, both with business address at Praia de Botafogo, no. 186, 16th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, and Mr. José Lúcio Pádua Soares Júnior, nationality: Brazilian, marital status: married, occupation: economist, I.D.: M4026081, issued by the Department of Public Safety of the State of Minas Gerais (Secretaria de Segurança Pública do Estado de Minas Gerais - SSP/MG), CPF/ME 871.977.076-68, resident and domiciled in the city of Vitória, state of Espírito Santo, with business address at Avenida Dante Michelini, no. 5.500, Parque Industrial, city of Vitória, state of Espírito Santo, CEP 29.090-900, hereinafter referred to simply as “RETIRO NOVO” or “Absorbed Company”. VALE and RETIRO NOVO, also referred to jointly as Companies or Parties, sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of RETIRO NOVO into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404 of 12/15/76 (“Brazilian Corporate Law”) and articles 1,116 to 1,118 of Law No. 10,406 of 1/10/2002 (“Brazilian Civil Code”) and other applicable legal provisions (“Merger”), as follows:

2 SECTION ONE – JUSTIFICATION FOR MERGER 1.1. VALE is the sole owner of the quotas representing the total capital stock of RETIRO NOVO; therefore, the Merger will result in VALE’s ability to better manage RETIRO NOVO’s assets, and will also reduce management costs due to the simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency. 1.2. VALE’s and RETIRO NOVO’s management bodies have been analyzing alternatives for better handling RETIRO NOVO’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, VALE and RETIRO NOVO intend to carry out the merger. 1.4. To this end, and taking into account VALE’s and RETIRO NOVO’s current organizational structure, the most advantageous alternative for the Parties is the Merger of RETIRO NOVO into VALE, considering that VALE already owns all quotas of the Absorbed Company. This transaction will allow them to best take advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of their businesses. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of RETIRO NOVO’s property, with economic and tax effects as of the date of the approval of the Merger by the Companies’ members and shareholders. After the completion of the Merger, RETIRO NOVO will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of RETIRO NOVO’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments. SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of RETIRO NOVO’s members’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 1,116 of the Brazilian Civil Code and article 227 of the Brazilian Corporate Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporate Law and article 1,117 of the Brazilian Civil Code. 2.2. For the purposes of this merger, December 31, 2019, shall be considered the base date (“Base Date”) for the assessment of RETIRO NOVO’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s members’ equity into the Absorbing Company.

3 SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S MEMBERS’ EQUITY 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of the Brazilian Corporate Law and articles 1,116 and 1,117 of the Brazilian Civil Code, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Macso Legate Auditores Independentes, a company with address at Rua Madre Cabrini, no. 341, office 2, 2nd floor, in the city of São Paulo, with CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC) under number 2SP033482/O-3 and with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) under No. 12432, with its Articles of Organization registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on 8/6/2015 and further amendments, the last one dated 10/30/2019 under no. 53,159, represented by its member, Mr. Rubens Lopes da Silva, nationality: Brazilian, marital status: widowed, occupation: accountant, registered with the CRC under no. 1PR011811/O-1 TSP, I.D.: 650.893-6, issued by the Department of Public Safety of the State of Paraná (Secretaria de Segurança Pública do Estado do Paraná – SSP/PR), CPF/ME 044.701.689-0404, resident and domiciled in the capital of the State of São Paulo, (“Specialized Company”) was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to article 1,117, paragraph 2 of the Brazilian Civil Code and articles 8, 226 and 227 of the Brazilian Corporate Law, the valuation report, at book value, of the Absorbed Company’s members’ equity, dated December 31, 2019, based on the assets and liabilities contained in RETIRO NOVO’s balance sheet drawn up on December 31, 2019 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s shareholders and Absorbed Company’s members. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to, at least, R$85,709,165.52 (eighty-five million, seven hundred and nine thousand, one hundred and sixty-five Brazilian reais and fifty-two cents). SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK [AND] THE BASIC CONDITIONS FOR THE MERGER 4.1. RETIRO NOVO’s capital stock is R$85,770,012.00 (eighty-five million, seven hundred and seventy thousand and twelve Brazilian reais) divided into 85,770,012 (eighty-five million, seven hundred

4 and seventy thousand and twelve) quotas, with par value of R$1.00 (one Brazilian real), each, fully paid-up in national currency and assets all held by VALE and free and clear of any liens and encumbrances. 4.2. RETIRO NOVO’s members’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only member of the Absorbed Company, the latter’s members’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the quotas of RETIRO NOVO’s capital stock. After all of the 85,770,012 (eighty-five million, seven hundred and seventy thousand and twelve) quotas representing the capital stock of the Absorbed Company and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by RETIRO NOVO’s own members’ equity. 4.3. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds RETIRO NOVO and shall assume, unconditionally, without interruption, all the assets, rights and obligations of RETIRO NOVO, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s member and the Absorbing Company’s shareholders shall approve the Merger through, respectively, an Amendment to RETIRO NOVO’s Articles of Organization and an Extraordinary Shareholders’ Meetings of VALE, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by members and shareholders representing the applicable resolution quorum. Since VALE is the current sole member of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, pursuant to articles 1,077 and 1,031 of the Brazilian Civil Code, shall not apply. 5.2. VALE, as the Absorbing Company of RETIRO NOVO, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall

5 also be responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law. 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective members and shareholders, and therefore recommend its implementation. 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, 20 de fevereiro de 2020. VALE S.A. Luciano Siani Pires Executive Officer Alexandre Gomes Pereira Executive Officer RETIRO NOVO REFLORESTAMENTO LTDA. Pedro Paulo Soares Pimentel Manager José Lúcio Pádua Soares Júnior Manager Witnesses: Name: Adriana Nascimento Lemos de Moura I.D.: 25.614.550-9 – DETRAN/RJ CPF: 142.481.967-94 Name: Katia Azeredo Diniz I.D.: 1.353.220 – IFP/RJ CPF: 609.504.127-91

EXHIBIT I Valuation Report

M/LEGATE Morison KSi Independent member Retiro Novo Reflorestamento Ltda. Appraisal Report (Assessment report of net assets determined by means of accounting books) As of December 31, 2019 January 31, 2020

M/LEGATE Morison KSi Independent member Sao Paulo, January 31, 2020. To the shareholders of Retiro Novo Reflorestamento Ltda. Itabirito-MG Dear Sirs, In response to your request we have proceeded the valuation of the shareholders' equity formed by all the components of the net assets (shareholders' equity) determined through the accounting books of the 31, company Retiro Novo Reflorestamento Ltda. 2019. as of December We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes. CRC 2SP033482/0-3-CVM 12432 2 Rua MadreCabrin,i 341 Vila Mariana ISao Paulo SP Brasil I CEP04020-001 I Tei./Fax 5511 50807500 I www.mlegate.com

M/LEGATE Morison KSi Independent member To the shareholders of the company Retiro Novo Reflorestamento Ltda. Information related to the Accounting company 1. The Macso Legate Auditores Independentes, company established in Sao Paulo city, at Madre Cabrini street, 341 - room 2 - 2° floor, registered in the National Register of Legal Entities under n.023.037.01810001-63, registered to the Regional Council of Accounting of Sao Paulo under n.° CRC 2SP033482I0-3, and at the Brazilian Securities and Exchange Commission - CVM under n.0 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of Sao Paulo, under n.0 41.387, in session of 08106115 and subsequent amendments, the last one being registered on 10130119 under n.0 53.159. represented by its undersigned partner, RubensLopes da Silva, Brazilian, widowed, accountant, registeredto the Regional Accounting Council of the State of Sao Paulo under no 1PR011811 I 0-1 TSP, holder of Identity Card n° 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPF IMF) under n° 044.701.689-04, resident and domiciled m Sao Paulo, appointed by the management of Retiro Novo Reflorestamento Ltda., CNPJ IMF 17.116.85310001-96, to carry out the valuation of the book equity on 12I 31I2019, in accordance with Brazilian accounting practices, presenting below the results of its work. 3 Rua MadreCabrini.341 Vila Mariana 1 Sao Paulo SP Brasil I CEP 04020-001 I Tei. /Fax 55 1 1 5080 7500 I www.mlegate.com

M/LEGATE Morison KSi Independent member The aim of evaluation 2. The valuation of the book equity on December 31, 2019 of Retiro Novo Reflorestamento Ltda. aims to support its value for the incorporation purpose. Management's Responsibilities for Accounting Information 3. The management of Retiro Novo Reflorestamento Ltda. is responsible for bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex II of the appraisal report Scope of work and accountant's responsibility 4. Our responsibility is to express a conclusion on the equity book value of Retiro Novo Reflorestamento Ltda. on December 31, 2019, based on the work conducted in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuing the appraisal report. Accordingly, we carried out an examination of the balancesheet of the Company in accordance with the applicable accounting standards, which require compliance with the ov_yTbtainin: ethical requirements by the accountant and that the work be planned and carried out with ""'Modre C.b,ioi, 341 "''M"ioM IS>o "'"lo Sl' """' aP0402Q-OO1 r•.tf SS 11 5000 7500 .m.....e.<am

M/LEGATE
Morison KSi
Independent member

reasonable assurance that the accounting net equity worth for the preparation of our appraisal report is free from material misstatement

5. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6. Based on the work performed, we concluded that the amount of R$ 85.709.165,52 (Eighty five million, seven hundred and nine thousand, one hundred and sixty five reais and fifty two cents), according to the balance sheet on December 31, 2019, recorded in the accounting books and summarized in ANNEX I, represents, in all relevant aspects, the accounting net equity of **Retiro Novo Reflorestamento Ltda.,** valued in accordance with Brazilian accounting practices

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi lndepender't member Another Subjects 7. In compliance with the requirements of the Securities and Exchange Commission - CVM, we inform that: a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and b. We are not awareofany actionby the controlling shareholder or the company's administrators in order to direct, limit, hinder or practice any acts that have or may have compromised the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions Sao Paulo, January 31, 2020. Macso Legate Auditores Independentes. CRC 2SP033482 /0-3 - CVM 12432 --Rubensopesda Silva Accountant-CRC 1PR011811/0-1 TSP 6 Rua MadreCabnni,341 Vila Mariana 1 Sao Paulo SP Brastl CEP04020-001 Tel./Fax 5511 5080 7500 I www.mlegate.com

M/LEGATE

Morison KSi
Independent member

ANNEX I

7

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel. / Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE
Morison KSi
Independent member

Retiro Novo Reflorestamento Ltda.
CNPJ/MF: 17.116.853/0001-96

Statement of financial position on December 31, 2019.
Amounts expressed In brazilian reais

ASSETS	
Current assets	**35,759.39**
Cash and cash equivalents	35,740.93
Accounts receivable	0.00
Recoverable taxes	18.46
Non-current assets	
Property, plant and equipment	85,673,667.63
Total Assets	**85,709,427.02**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities	**261.50**
Other accounts payable	0.00
Taxes payable	261.50
Non-current liabilities	
Other accounts payable - Related party	0.00
Total liabilities	**261.50**
Shareholders' equity	
Paid-in capital	85,770,012.00
Other equity adjustments	0.07
Accumulated deficit	-65,042.94
Net income	4,196.39
Total shareholders's equity	**85,709,165.52**
Total liabilities and shareholders' equity	**85,709,427.02**

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Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE

Morison KSi
Independent member

ANNEX II

9

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi Independent member Retiro Novo Reflorestamento Ltda. Principals accounting practices adopted by the Company in the preparation of the financial statements as of December 31, 2019. 1. Cash and cash equivalentes Represented by the resources available in current account deposits. Cash and cash equivalents 1010200001 Banco Bradesco-BRL - Statement 35,740.93 35,740.93 Total 2. Other current assets and liabilities Presentedbased on knownor calculable values added, when applicable, of the corresponding charges incurred. and monetary variations Recoverable taxes 11.54 6.92 1140100002 1140200002 Recoverable income tax Recoverable social contribution 18.46 Total Taxes payable -261.50 2141700001 Withholding income tax on services -261.50 Total 10 Rua MadreCabrini.341 Vila Mariana 1 Sao Paulo SP Brasil I CEP04020-001 I Tei./Fax 551I 50807500 I www.mlegate.com

M/LEGATE

Morison KSi
Independent member

3. Property, plant and equipment

It is booked at acquisition cost, consists of land and is not depreciated or amortized.

Property, plant and equipment	
1400100001 Land	85,673,667.63
Total	**85,673,667.63**

4. Other non-current assets and liabilities

Presented based on known or calculable values added, when applicable, of the corresponding charges and monetary variations incurred.

5. Outcome

Income and expenses are recognized in the statement of income on an accrual basis

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EXHIBIT VII.(f) Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of Retiro Novo Reflorestamento LTDA. (“Retiro Novo” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in Exhibit VII.(e) of the Management Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management Proposal”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions Retiro Novo’s members’ equity will be transferred to Vale’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only member of the Absorbed Company, the latter’s members’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the quotas of Retiro Novo’s capital stock. After all the 85,770,012 (eighty-five million, seven hundred and seventy thousand, twelve) quotas representing the Absorbed Company’s capital stock and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in Vale’s accounting books by Retiro Novo’s members’ equity. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. The intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds Retiro Novo and shall assume, unconditionally, without interruption, all of Retiro Novo’s assets, rights and obligations, whether legal or conventional. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. The merger of Retiro Novo into Vale (“Merger”) will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. The 85,770,012 (eighty-five million, seven hundred and seventy thousand, twelve) quotas representing Retiro Novo’s capital stock will be dissolved. d. Any need of approval by debentureholders or other creditors Approval of the Merger does not require approval of debentureholders or other creditors of Vale or Retiro Novo. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After completion of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of Retiro Novo in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

Given that Vale owns 100% (one hundred percent) of the quotas representing Retiro Novo’s capital stock, the Merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of Retiro Novo as a legal entity. b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$55,000.00 (fifty-five thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction. c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of Retiro Novo, which has members’ equity, according to the Valuation Report, of R$ 85,709,165.52 (eighty-five million, seven hundred and nine thousand, one hundred and sixty-five Brazilian reais and fifty-two cents). d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale owns 100% (one hundred percent) of the quotas representing Retiro Novo’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, since Vale owns 100% (one hundred percent) of the quotas representing Retiro Novo’s capital stock and, therefore, the Merger will not result in the issuance of new quotas or increase of the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation.

Vale owns 100% (one hundred percent) of the quotas representing Retiro Novo’s capital stock, such that the Merger will not result in a capital increase for the Company, or in any change in equity interest of its shareholders; therefore, there is no substitution ratio to speak of. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 20, 2020. In addition, the Merger was also subject to a meeting of Vale’s Fiscal Council, which issued an Opinion dated by February 20, 2020. The minute of the Board of Directors’ meeting and the Opinion issued by the Fiscal Council referred to above are available in Exhibits VII.(j) and VII.(k) of the Management Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of Retiro Novo’s members’ equity to be transferred to Vale as a result of the Merger was prepared by Macso Legate Auditores Independentes (“Valuation Report”), as an integral part of the Filing, and is also available as Exhibit VII.(e) of the Management Proposal. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or changes to the by-laws of the companies resulting from the transaction The Merger will not result in any change to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule Vale’s Financial Statements used for purposes of the transaction were those from the fiscal year ended December 31, 2019, available on the Company’s website and on the CVM website.

Retiro Novo’s Financial Statements used for purposes of the transaction were those from December 31, 2019, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Merger. 11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to Retiro Novo. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form Retiro Novo was created for the purpose of cultivating and extracting planted forests (eucalyptus). (d) Description of the economic group, according to item 15 of the reference form Vale owns 100% (one hundred percent) of the quotas representing Retiro Novo’s capital stock.

12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding public offerings for the acquisition of shares Vale owns 85,770,012 (eighty-five million, seven hundred and seventy thousand, twelve) quotas representing 100% (one hundred percent) of Retiro Novo’s capital stock. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding public offerings for the acquisition of shares, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction Retiro Novo has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale owns 100% (one hundred percent) of the quotas representing Retiro Novo’s capital, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders.

Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

EXHIBIT VII.(g) FILING AND JUSTIFICATION FOR MERGER OF MINERAÇÃO GUARIBA LTDA INTO VALE S.A. VALE S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo, no. 186, offices 701 to 1901, Oscar Niemeyer Tower, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and with Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Alexandre Gomes Pereira, nationality: Brazilian, marital status: married, occupation: mathematician, I.D.: 07670915-3, issued by the SSP/SP, CPF/ME 014.732.957-42, both with business addresses at Praia de Botafogo no. 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter simply referred to as “VALE” or “Absorbing Company.” MINERAÇÃO GUARIBA LTDA., a limited-liability company, with headquarters at the address Praia de Botafogo, no. 186, office 701, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with CNPJ/ME 42.276.840/0001-21, and registered with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under NIRE 33.2.0011658-1, herein represented by its managers Mr. Fernando Martins Greco, nationality: Brazilian, marital status: married, occupation: geologist, I.D.: 44.223, issued by the Regional Council of Engineering and Agronomy of Minas Gerais (Conselho Regional de Engenharia e Agronomia – CREA/MG), CPF/ME 549.008.756-00, and Ms. Maria Cristina Almeida Valadares, nationality: Brazilian, marital status: married, occupation: mine engineer, I.D.: MG-2.083.761, issued by the Department of Public Safety of the State of Minas Gerais (Secretaria de Segurança Pública do Estado de Minas Gerais – SSP/MG), CPF/ME 521.527.236-00, both with business addresses at Praia de Botafogo, no. 186, 16th floor, Oscar Niemeyer Tower, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter simply referred to as “GUARIBA” or “Absorbed Company.” VALE and GUARIBA, also referred to jointly as Companies or Parties, sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of GUARIBA into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404, of 12/15/76 (“Brazilian Corporate Law”) and articles 1,116 to 1,118 of Law No. 10,406 of 1/10/2002 (“Brazilian Civil Code”) and other applicable legal provisions (“Merger”), as follows: SECTION ONE – JUSTIFICATION FOR MERGER

2 1.1. VALE is the sole owner of the quotas representing the total capital stock of GUARIBA; therefore, the Merger will result in VALE’s ability to better manage GUARIBA’s mining rights, and will also reduce management costs due to the simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency. 1.2. VALE’s and GUARIBA’s management bodies have been analyzing alternatives for better handling GUARIBA’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, VALE and GUARIBA intend to carry out the merger. 1.4. To this end, and taking into account GUARIBA’s current organizational structure, the most advantageous alternative for the Parties is the Merger of GUARIBA into VALE, considering that VALE already owns all shares issued by the Absorbed Company. This Merger will allow them to best take advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of their businesses. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of GUARIBA’s property, with economic and tax effects as of the date of the approval of the Merger by the Companies’ members or shareholders, as applicable. After the completion of the Merger, GUARIBA will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of GUARIBA’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments. SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of GUARIBA’s members’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 1,116 of the Brazilian Civil Code and article 227 of the Brazilian Corporate Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporate Law and article 1,117 of the Brazilian Civil Code. 2.2. For the purposes of this merger, December 31, 2019, shall be considered the base date (“Base Date”) for the assessment of GUARIBA’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s members’ equity into the Absorbing Company. SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S MEMBERS’ EQUITY

3 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of the Brazilian Corporate Law and articles 1,116 and 1,117 of the Brazilian Civil Code, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Macso Legate Auditores Independentes, a company with address at Rua Madre Cabrini, no. 341, office 2, 2nd floor, in the city of São Paulo, with CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC) under number 2SP033482/O-3 and with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) under No. 12432, with its Articles of Organization registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on 8/6/2015 and further amendments, the last one dated 10/30/2019 under no. 53,159, represented by its member, Mr. Rubens Lopes da Silva, nationality: Brazilian, marital status: widowed, occupation: accountant, registered with the CRC under no. 1PR011811/O-1 TSP, I.D.: 650.893-6, issued by the Department of Public Safety of the State of Paraná (Secretaria de Segurança Pública do Estado do Paraná – SSP/PR), CPF/ME 044.701.689-0404, resident and domiciled in the capital of the State of São Paulo, (“Specialized Company”) was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to article 1,117, paragraph 2 of the Brazilian Civil Code and articles 8, 226 and 227 of the Brazilian Corporate Law, the valuation report, at book value, of the Absorbed Company’s members’ equity, dated December 31, 2019, based on the assets and liabilities contained in GUARIBA’s balance sheet drawn up on December 31, 2019 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s shareholders and Absorbed Company’s members. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to, at least, R$51,736.63 (fifty-one thousand, seven hundred and thirty-six Brazilian reais and sixty-three cents). SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK AND THE BASIC CONDITIONS FOR THE MERGER 4.1. GUARIBA’s capital stock, fully subscribed and paid-up, is R$965.76 (nine hundred and sixty-five Brazilian reais and seventy-six cents) divided into 2,012 (two thousand and twelve) quotas, with par value of R$0.48 (forty-eight cents) each, all held by VALE and free and clear of any liens and encumbrances.

4 4.2. GUARIBA’s members’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only member of the Absorbed Company, the latter’s members’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the quotas of GUARIBA’s capital stock. After all of the 2,012 (two thousand and twelve) quotas representing the capital stock of the Absorbed Company and owned by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by GUARIBA’s own members’ equity, without making any change in its recorded value. 4.3. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds GUARIBA and shall assume, unconditionally, without interruption, all the assets, rights and obligations of GUARIBA, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s member and the Absorbing Company’s shareholders shall approve the Merger through, respectively, an Amendment to GUARIBA’s Articles of Organization and an Extraordinary Shareholders’ Meetings of VALE, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by members and shareholders representing the applicable resolution quorum. Since VALE is the current sole member of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, pursuant to articles 1,077 and 1,031 of the Brazilian Civil Code, shall not apply. 5.2. VALE, as the Absorbing Company of GUARIBA, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall also be responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law.

5 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective members and shareholders, and therefore recommend its implementation. 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, 20 de fevereiro de 2020. VALE S.A. Luciano Siani Pires Executive Officer Alexandre Gomes Pereira Executive Officer MINERAÇÃO GUARIBA LTDA. Maria Cristina Almeida Valadares Manager Fernando Martins Greco Manager Witnesses: Name: Katia Azeredo Diniz I.D.: 1.353.220 –IFP/RJ CPF/ME: 609.504.127-91 Name: Adriana Nascimento Lemos de Moura I.D.: 25.614.550-9 – DETRAN/RJ CPF/ME: 142.481.967-94

EXHIBIT I Valuation Report

M/LEGATE Morison KSi Independent member Minera9io Guariba Ltda. Appraisal Report (Assessment report of net assets determined by means of accounting books) As of December 31,2019 January 31, 2020

M /LEGATE Morison KSi Independent member Sao Paulo, January 31, 2020. To the shareholders of Minera io Guariba Ltda. Rio de Janeiro - RJ Dear Sirs, In response to your request we have proceeded the valuation of the shareholders' equity formed by all the components of the net assets (shareholders' equity) determined through the accounting books of company Minera9ao Guariba Ltda. as of December 31, 2019. the We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes. CRC 2SP033482/0-3 - CVM 12432 Rub nsLo / Accountant-CRC 1PR011811/0-1 TSP 2 Rua MadreCabrini. 341 Vtla Mariana I SaoPaulo SP Brastl CEP04020-00I Tei./Fax 5511 50807500 Iwww.mlegate.com

M/LEGATE Morison KSi Independent member To the shareholders of the company Minera ao Guariba LTDA. Information related to the Accounting company 1. The Macso Legate Auditores Independentes, company established in Sao Paulo city, at Madre Cabrini street, 341 - room 2 - 2° floor, registered in the National Register of Legal Entities under n.023.037.01810001-63, registered to the Regional Council of Accounting of Sao Paulo under n.o CRC 2SP03348210-3, and at the Brazilian Securities and Exchange Commission - CVM under n.0 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of Sao Paulo, under n.o 41.387, in session of 08I 06I 15 and subsequent amendments, the last one being registered on 10130119 under n.0 53.159. represented by its partner,Rubens Lopes da Silva, undersigned Brazilian, widowed,accountant, registeredto the Regional Accounting Council of the State of Sao Paulo under n° 1PR011811 1 0-1 TSP, holder of Identity Card n° 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPFIMF) under no 044.701.689-04, resident and domiciled m Sao Paulo, appointed by the management of Minera ao Guariba Ltda. , CNPJIMF 42.276.84010001-21, to carry out the valuation of the book equity on 1213112019, in accordance with Brazilian accounting practices, presenting below the results of its work. 3 Rua Madre Cabrini,341 Vila Mariana 1 SaoPaulo SP Brasil I CEP 04020-00I I Tei. /Fax 5511 5080 7500 I www.mlegate.com

M/LEGATE Morison KSi Independent mernbe1 The aim of evaluation 2. The valuation of the book equity on December 31, 2019 of Minera ao Guariba Ltda. aims to support its value for the incorporation purpose. Management1S Responsibilities for Accounting Information 3. The management of Minera ao Guariba Ltda. is responsible for bookkeepingand preparation of accountinginformationin accordance with Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex II of the appraisal report. Scope of work and accountantls responsibility 4. Our responsibility is to express a conclusion on the equity book value of Minera ao Guariba Ltda. on December 31, 2019, based on the work conductedin accordancewith the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuing the appraisal report. Accordingly, we carried out an examination of the balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and carried out with the objective of obtaining reasonable assurance that the 4 R"> Mod"Cobrini, 341 Vilo Moriono I S>o P'"1o SP '""' I CEP 04020-001 I TO./F"55 11 ; _ ml<'<)oto.<nm

M/LEGATE
Morison KSi
Independent member

accounting net equity worth for the preparation of our appraisal report is free from material misstatement

5. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the relevant internal controls to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6. Based on the work performed, we concluded that the negative amount of R$ 51,736.63 (Fifty one thousand, seven hundred and thirty six reais and sixty-three cents), according to the balance sheet on December 31, 2019, recorded in the accounting books and summarized in ANNEX I, represents, in all relevant aspects, the accounting net equity of **Mineração Guariba Ltda.,** valued in accordance with Brazilian accounting practices

5

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi Independent member Another Subjects 7. In compliance with the requirementsofthe Securities and Exchange Commission - CVM, we inform that: a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and b. We are not awareof any actionby the controlling shareholder or the company's administrators in order to direct, limit, hinder or practice any acts that have or may have compromised the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions Sao Paulo, January 31, 2020. Macso Legate Auditores Independentes. CRC 2SP033482/0-3 - CVM 12432 ;Les Uva /Accountant-CRC 1PR011811/0Y SP 6 Rua MadreCabrini, 341 Vila Mariana 1 Sao Paulo SP Brasil I CEP04020-001 Tei./Fax 55 11 5080 7500 I wvvw.mlegate.com

M/LEGATE
Morison KSi
Independent member

ANNEX I

7

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel. / Fax 55 11 5080 7500 | www.mlegate.com

M/LEGATE Morison KSi lndpE.'ndent member Minera9ao Guariba Ltda. CNPJ/MF: 42.276.840/0001-21 Statement of financial position on December 31, 2019. Amounts expressed In brazilian reais ASSETS Current assets Cash and cash equivalents Accounts receivable Recoverable taxes 0.00 0.00 0.00 0.00 Non-current assets Property, plant and equipment 0.00 Total Assets 0.00 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities Other accounts payable Taxes payable 0.00 0.00 0.00 Non-current liabilities Other accounts payabl e 51,736.63 Total liabilities 51,736.63 Shareholders' equity Paid-in capital Accumulated deficit Net income 965.76 -52,702.39 0.00 -51,736.63 Total shareholders's equity Total liabilities and sha reholde rs' equity 0.00 8 Rua MadreCabnni.341 V1la Mariana 1 Sao Paulo SP Brasil CEP04020·00I Tei./Fax 55 11 50807!:>00 www.mlegate.com

M/LEGATE Morison KSi Independent member ANNEX II 9 Rua MadreCabrini.341 Vila Mariana I Sao Paulo SP Brasil I CEP04020-001 Tei./Fax 5511 5080 7500 I www.mlegate.com

M/LEGATE Morison KSi Independent merr.ber Minera9io Guariba Ltda. Principals accounting practices adopted by the Company in the preparation of the financial statements as of December 31, 2019. 1. Cash and cash equivalentes Represented by the resources available in current account deposits. 2. Other current assets and liabilities Presented basedon known or calculable valuesadded, when applicable, of the corresponding charges and monetary variations incurred. 3. Intangible It is booked at acquisition cost. All were provisioned their balance is 0.00 (zero Brazilian reais). for losses and Intangible 52,720.46 -52,720.46 1500500001 Mining rights - Updated cost 1404100101 Provision for losses 0.00 Total 4. Other non-current assets and liabilities Presented basedon knownor calculable values added, when applicable, of the corresponding charges and monetary variations incurred. 10 Rua MadreCabrini,341 V1la Mariana 1 Sao Paulo SP Bras1l CEP04020-00I Tei./Fax 55 II50807500 www.mlegate.com

M /LEGATE Morison KSi Independent member Accounts payable refers to transactions with related parties. Accounts payable 2299100099 Other non current liabilities -51,736.63 Total -51,736.63 5. Outcome The company in 2019 had no operations and results. therefore did not obtain 11 Rua MadreCabrini,341 Vila Mariana 1 Sao Paulo SP Bras1l I CEP04020-001 Tel./ Fax 55 11 5080 7500 I 'NWW.mlegate.com

EXHIBIT VII.(h) Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of Mineração Guariba Ltda. (“Guariba” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in Exhibit VII.(g) of the Management Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management Proposal”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions Mineração Guariba Ltda.’s members’ equity will be transferred to Vale’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only member of the Absorbed Company, the latter’s members’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the quotas of Mineração Guariba Ltda.’s capital stock. After all the 2,012 (two thousand and twelve) quotas representing the Absorbed Company’s capital stock and owned by the Absorbing Company have been dissolved as a result of the merger, their respective value will be replaced in Vale’s accounting books by Mineração Guariba Ltda.’s members’ equity, without making any change in its recorded value. Any variation in the property calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the base date and the date of the Merger, will be appropriated by Vale, transferring to the Company’s accounting books and making any necessary changes. The intended merger will not result in a capital increase or issuance of new quotas by the Company. With the merger and the consequent automatic dissolution of Guariba, Vale universally succeeds Mineração Guariba Ltda. and shall assume, unconditionally, without interruption, all of Mineração Guariba Ltda.’s assets, rights and obligations, whether legal or conventional. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented.

None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. The merger of Mineração Guariba Ltda. into Vale (“Merger”) will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. All of the quotas representing Guariba’s capital stock will be dissolved. d. Any need of approval by debentureholders or other creditors The Merger does not require approval of debentureholders or other creditors of Vale or Mineração Guariba Ltda. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After completion of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of Mineração Guariba Ltda. in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages Given that Vale owns 100% (one hundred percent) of the quotas representing Mineração Guariba Ltda.’s capital stock, the Merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of Mineração Guariba Ltda. as a legal entity.

b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$55,000.00 (fifty-five thousand Brazilian reais), including expenses on publications, valuators, lawyers and other professionals engaged to advise on the transaction. c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of Mineração Guariba Ltda., which has members’ equity, according to the Valuation Report, of -R$ 51,736.63 (fifty-one thousand, seven hundred and thirty-six Brazilian reais and sixty-three cents). d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale owns 100% (one hundred percent) of the quotas representing Mineração Guariba Ltda.’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable. There will be no substitution ratio, and the Merger will not result in the issuance of new shares or increase of the capital stock of Company. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Vale owns 100% (one hundred percent) of the quotas representing Mineração Guariba Ltda.’s capital stock, such that the Merger will not result in a capital increase for the Company, or in any change in equity interest of its shareholders; therefore, there is no substitution ratio to speak of.

6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 20, 2020. In addition, the Merger was also subject to a meeting of Vale’s Fiscal Council, which issued an Opinion dated by February 20, 2020. The minute of the Board of Directors’ meeting and the Opinion issued by the Fiscal Council referred to above are available in Exhibits VII.(j) and VII.(k) of the Management Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of Mineração Guariba Ltda.’s members’ equity to be transferred to Vale as a result of the Merger was prepared by Macso Legate Auditores Independentes (“Valuation Report”), as an integral part of the Filing and Justification for Merger, and is also available as Exhibit VII.(g) of the Management Proposal. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or changes to the by-laws of the companies resulting from the transaction The Merger will not result in a change to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule Vale’s Financial Statements used for purposes of the transaction were those from the fiscal year ended December 31, 2019, available on the Company’s website and on the CVM website. Guariba’s Financial Statements used for purposes of the transaction were those from December 31, 2019, according to information contained in the Valuation Report.

10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Merger. 11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to Mineração Guariba Ltda. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form Mineração Guariba Ltda. was created in 1973, having as its corporate purpose the exploration and exploitation of mineral deposits in Brazil, comprising research, mining, processing, transportation and commercialization of mineral substances, and may also extend its business activities to the export of mineral substances and products, as well as hold interest in other companies as a shareholder or quotaholder. Mineração Guariba Ltda. has not conducted operational activities since the 1990s. (d) Description of the economic group, according to item 15 of the reference form Vale owns 100% (one hundred percent) of the quotas representing Mineração Guariba Ltda.’s capital stock.

12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding public offerings for the acquisition of shares Vale owns 2,012 (two thousand and twelve) quotas, representing 100% (one hundred percent) of Mineração Guariba Ltda.’s capital stock. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding public offerings for the acquisition of shares, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction Mineração Guariba has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale owns 100% (one hundred percent) of the quotas representing Mineração Guariba Ltda.’s capital, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders.

Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

EXHIBIT VII.(i) Information required by article 21 of CVM Instruction 481/2009 1. List the valuators recommended by management The Company’s Management recommended, to provide the service of preparing the valuation report of the companies Minas da Serra Geral S.A.; MSE – Serviços de Operação, Manutenção e Montagens Ltda.; Retiro Novo Reflorestamento Ltda. e Mineração Guariba Ltda., to be merged into Vale S.A., the specialized company Macso Legate Auditores Independentes, located in the city of São Paulo, with headquarters at the address Rua Madre Cabrini, 341 – office 2 – 2nd floor, with National Corporate Taxpayer Number of the Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda – CNPJ/MF) 23.037.018/0001-63, registered with the Regional Board of Accounting of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC) under number 2SP033482/0-3, and with the Brazilian Securites Exchange Commission (Comissão de Valores Mobiliários – CVM) under no. 12432. 2. Describe the qualifications of the recommended valuators Macso Legate Auditores Independentes is a multifunctional organization registered as an independent auditor with the CVM and which has vast experience in issuing Accounting Valuation Reports. It has been in existence for over 20 years and provides services to companies with operations in Brazil and abroad. 3. Provide a copy of the work proposal and compensation of the recommended valuators The work proposal with compensation of the recommended valuators is attached hereto. 4. Describe any relevant relationship in the last three (3) years between the recommended valuators and parties related to the Company, as defined by the accounting rules that address this matter. Macso Legate Auditores Independentes has not provided any service in the last three years. However, Macso Legate Perícias, Avaliações e Consultoria, a company from the same economic group, with CNPJ/MF 00.734.254/0001-33, has provided the following services: ☼1/14/2019 – Empresa Mineração Ocirema Ind. e Com. Ltda – Service rendered: preparation of Accounting Valuation Report

☼1/14/2019 – Empresa Mineração Manati Ltda – Service rendered: preparation of Accounting Valuation Report ☼1/14/2019 – Empresa Mineração Dobrados S/A. Ind. e Com. – Service rendered: preparation of Accounting Valuation Report

EXHIBIT VII.(j) VALE S.A. LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 20, 2020, at 1:10 pm, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Murilo Cesar Lemos dos Santos Passos, Marcel Juviniano Barros, Roger Allan Downey, Eduardo de Oliveira Rodrigues Filho, Toshiya Asahi, Oscar Augusto de Camargo Filho, José Luciano Duarte Penido, Lucio Azevedo, Sandra Maria Guerra de Azevedo, Isabella Saboya de Albuquerque and Patricia Gracindo Marques de Assis Bentes, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “FINANCIAL STATEMENTS 2019 – (…) the Board of Directors approved, with a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes and Marcus Vinícius Dias Severini, present at the meeting under the provisions of Article 163, §3, of Law No. 6,404/76, and in the presence of Mr. Ronaldo Valiño and Patrício Rocha, representants of PricewaterhouseCoopers Auditores Independentes (“PWC”), external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion about the Company's Financial Statements for the financial year 2019, the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2019.“; “ MERGERS OF FERROUS GROUP – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the effective member Mrs. Marcelo Amaral Moraes and Marcus Vinícius Dias Severini the (i) merger of Ferrous Resources do Brasil S.A. (“Ferrous Brasil”) and Mineração Jacuípe S.A. (“Jacuípe”) by Vale, without the issuance of new shares, as well as the practice of all the acts necessary to implement the said merger, including, but not limited to, the following: (i.a) approval of the Protocols and Justifications of Merger of Ferrous Brasil and Jacuípe into Vale; (i.b) the ratification of the appointment of the independent auditor Premiumbravo for the evaluation of net equity of Ferrus Brasil and Jacuípe, with the consequent preparation of the corresponding accounting reports, as well as any other necessary documents; (i.c) approval of the respective accounting reports of Ferrous Brasil and Jacuípe; and (i.d) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred mergers of the companies by Vale; (…); “MERGERS OF CONTROLLED COMPANIES – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the effective member Mrs. Marcelo Amaral Moraes and Marcus Vinícius Dias Severini, the (i) merger of the companies Minas da Serra Geral S.A. (“MSG”), Retiro Novo Reflorestamento Ltda. (“Retiro Novo”), MSE – Serviços de Operação, Manutenção Ltda. (“MSE”) e Mineração Guariba Ltda. (“Guariba”) by Vale, without the issuance of new shares, as well as all related acts, including, but not limited to, the following: (i.a) approval of the Protocols and Justifications of Merger of MSG, Retiro Novo, MSE and Guariba into Vale; (i.b) the ratification of the appointment of the Macso Legate Auditores Independentes for the evaluation of net equity of MSG, Retiro Novo, MSE and Guariba, with the consequent preparation of the corresponding accounting reports, as well as any other necessary documents; and (i.c) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred mergers of the companies by Vale; (…)”. I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, February 20, 2020. Luiz Gustavo Gouvêa Secretary Secretário

EXHIBIT VII.(k) VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the wholly-owned subsidiary MINAS DA SERRA GERAL S.A., a privately-held corporation, with headquarters at the address Avenida Doutor Marco Paulo Simon Jardim, no. 3580, Building 1, 2nd floor, part, Mina de Águas Claras, in the municipality of Nova Lima, state of Minas Gerais, with its organizational documents filed at the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 3130005262-1 (“MSG”), into Vale (“Merger”), including the Filing and Justification for Merger of Minas da Serra Geral S.A. into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of MSG’s Net Assets, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be considered by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 20, 2020. Marcelo Amaral Moraes Member of the Fiscal Council Eduardo Cesar Pasa Member of the Fiscal Council Marcus Vinícius Dias Severini Member of the Fiscal Council Raphael Manhães Martins Member of the Fiscal Council Marcos Prado Troyjo Member of the Fiscal Council

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the wholly-owned subsidiary MSE – SERVIÇOS DE OPERAÇÃO, MANUTENÇÃO E MONTAGEM LTDA., a privately-held corporation, with headquarters at the address Avenida Pindaré, no number, Núcleo Urbano da Serra dos Carajás, in the city of Parauapedas, state of Pará, with its organizational documents filed at the Registry of Commerce of the State of Pará (Junta Comercial do Estado do Pará – JUCEPA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 15.2.0095933-9 (“MSE”), into Vale (“Merger”), including the Filing and Justification for Merger of MSE – Serviços de Operação, Manutenção e Montagem LTDA into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of MSE’s Net Assets, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be considered by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 20, 2020. Marcelo Amaral Moraes Member of the Fiscal Council Eduardo Cesar Pasa Member of the Fiscal Council Marcus Vinícius Dias Severini Member of the Fiscal Council Raphael Manhães Martins Member of the Fiscal Council Marcos Prado Troyjo Member of the Fiscal Council

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the wholly-owned subsidiary RETIRO NOVO REFLORESTAMENTO LTDA., a privately-held corporation, with headquarters at the address Fazenda Cata Branca, no number, Mina do Pico, Itabirito, state of Minas Gerais, with its organizational documents filed at the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 31.2.0968282-1 (“Retiro Novo”), into Vale (“Merger”), including the Filing and Justification for Merger of Retiro Novo Reflorestamento Ltda. into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of Retiro Novo’s Net Assets, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be considered by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 20, 2020. Marcelo Amaral Moraes Member of the Fiscal Council Eduardo Cesar Pasa Member of the Fiscal Council Marcus Vinícius Dias Severini Member of the Fiscal Council Raphael Manhães Martins Member of the Fiscal Council Marcos Prado Troyjo Member of the Fiscal Council

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company or “Vale”) in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the wholly-owned subsidiary MINERAÇÃO GUARIBA LTDA., a privately-held corporation, with headquarters at the address Praia de Botafogo, no. 186, office 701, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, with its organizational documents filed at the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.2.0011658-1 (“Guariba”), into Vale (“Merger”), including the Filing and Justification for Merger of Mineração Guariba into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of Guariba’s Net Assets, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be considered by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 20, 2020. Marcelo Amaral Moraes Member of the Fiscal Council Eduardo Cesar Pasa Member of the Fiscal Council Marcus Vinícius Dias Severini Member of the Fiscal Council Raphael Manhães Martins Member of the Fiscal Council Marcos Prado Troyjo Member of the Fiscal Council

General Information Voting rights Pursuant to Article 5 of Vale's By-Laws, each common share and each special-class preferred share issued by the Company gives the right to one vote in the resolutions of the Meetings Agenda, while the special-class preferred shares do not give voting rights in the resolution on the election of the members of the Board of Directors, except as provided under paragraphs 4 and 5 of Article 141 of Law 6,404/1976. The holder of the special-class preferred shares shall have the right to elect, in a separate vote, one member of the Fiscal Council and his or her respective alternate. Thus, shareholders who hold common shares may vote on all matters in the Meetings agenda, except for the separate election of members of the Fiscal Council by holders of preferred shares of the special class, if applicable. Holders of preferred shares, in turn, may vote on all matters in the Meetings agenda, with the exception of: (i) the election of members of the Board of Directors, except, if applicable, in the scenario of a separate election by holders of preferred shares jointly with holders of common shares; and (ii) the election of members of the Fiscal Council by holders of common shares. Also according to Article 141 of Law 6,404/1976, only shareholders who can prove uninterrupted ownership of the shareholding required by the By-Laws and the laws in force for a period of at least three (3) months immediately prior to the holding of the Meetings may participate in any separate election of a member of the Board of Directors. In addition to the provisions above, we recall that, pursuant to Article 141 of Law 6,404/1976, combined with CVM Instruction No. 165/1991, as amended by CVM Instruction No. 282/1998, the minimum percentage of shareholding in Vale’s voting capital required to request cumulative voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital. In the cumulative voting procedures, each share will have as many votes as there are positions to fill, and the shareholder can focus them on one candidate or distribute them among several candidates. More information for attending the meeting Vale’s shareholders may attend the Meetings of Shareholders in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009. Participation in Person The following documents are required for shareholders to participate in person in the Meetings: 1

We remind you that the documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are requested to appear at the location of the Meetings starting at 8:30 a.m. on 4/30/2020, so that the documents necessary for their participation can be duly checked in a timely manner. Participation by Proxy Shareholder participation in the Meetings can be through a duly constituted proxy, observing the terms of Article 126, paragraph 1 of Law No. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”). The proxy must have been nominated less than one (1) year previously and be a shareholder or a manager of the Company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB), or a financial institution, and the members of investment funds must be represented by their fund management company. Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 02/2020, shareholders that are legal entities may be represented in the shareholders’ meetings by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be a shareholder, a company manager or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ - 2014-3578, may be represented in the meetings of shareholders through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meetings by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned above. 2

Any proxy written in a foreign language must be accompanied by the corporate docu ments, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization but consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. To expedite the process of conducting the Meetings, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meetings, to the following address: Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meetings with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance. We remind you that the representation documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meetings so that the documents necessary for their participation can be duly checked in a timely manner for their participation. Below is a proxy template that can be filled by the shareholders who opt to participate by proxy. The shareholders may use any proxy instead of this example, provided that the document is in accordance with the Brazilian Law 6.404/1976 and the Brazilian Civil Law. 3

PROXY FORM

Português	English
[**ACIONISTA**], [Qualificação] ("Outorgante"), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [**NOME**], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [______] e inscrito no CPF/MF sob o nº [_____], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [______] ("Outorgado"), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente em primeira convocação no dia 30 de abril de 2020, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessas Assembleias, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:	[SHAREHOLDER], [Identification] (the "Grantor"), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the "Grantee"), as true and lawful attorney-in-fact to represent the Grantor at the Annual and Extraordinary Shareholders' Meetings to be held cumulatively on first call on April 30, 2020, at 10 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such Shareholders Meetings, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below.
Ordem do dia:	Agenda:
1. Assembleia Geral Ordinária	1. Ordinary Shareholders' Meeting
1.1 Apreciação do relatório e as contas da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2019;	1.1 Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ending on December 31, 2019;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
1.2 Eleição de 12 membros efetivos do Conselho de Administração e seus respectivos suplentes;	1.2 Appointment of 12 members of the Board of Directors;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
1.3 Eleição dos membros do Conselho Fiscal;	1.3 Appointment of the members of the Fiscal Council; and;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
1.4 Fixação da remuneração dos administradores e dos membros do Conselho Fiscal para o ano de 2020.	1.4 Establishment of the remuneration of the Management and members of the Fiscal Council for 2020.
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain

4

2. Assembleia Geral Extraordinária	2. Extraordinary Shareholders Meeting
2.1 Alteração do Estatuto Social da Vale para implementar determinados ajustes e melhorias:	2.1 Amendment to and consolidation of Vale's Bylaws aiming to implement the improvements and the necessary adjustments:
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
2.2 Nos termos dos artigos 224 e 225 da Lei nº 6.404/76, aprovar os Protocolos e Justificações de Incorporação da Ferrous Resources do Brasil S.A. ("Ferrous") e da Mineração Jacuípe S.A. ("Jacuípe"), subsidiárias integrais da Vale;	2.2 Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Ferrous Resources do Brasil S.A. ("Ferrous") and Mineração Jacuípe S.A. ("Jacuípe"), both wholly-owned subsidiaries of the Company;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
2.3 Ratificar a nomeação da Premiumbravo Auditores Independentes, empresa especializada contratada para proceder às avaliações da Ferrous e da Jacuípe;	2.3 Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to appraise the owners' equity of Ferrous and Jacuípe to be transferred to Vale;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
2.4. Aprovar os Laudos de Avaliação, elaborados pela empresa especializada;	2.4. Approve the Appraisal Report of Ferrous and Jacuípe, prepared by the specialized company;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
2.5. Aprovar as incorporações, sem aumento de capital e sem emissão de novas ações, da Ferrous e da Jacuípe pela Vale;	2.5. Approve the merger, without a capital increase and without the issuance of new shares, of Ferrous and Jacuípe into Vale;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
2.6. Nos termos dos artigos 224 e 225 da Lei nº 6.404/76, aprovar os Protocolos e Justificações de Incorporação da Minas da Serra Geral S.A. ("MSG"), MSE – Serviços de Operação, Manutenção e Montagens Ltda. ("MSE"), Retiro Novo Reflorestamento Ltda. ("Retiro Novo") e Mineração Guariba Ltda. ("Guariba"), subsidiárias integrais da Vale;	2.6. Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Minas da Serra Geral S.A. ("MSG"), MSE – Serviços de Operação, Manutenção e Montagens Ltda. ("MSE"), Retiro Novo Reflorestamento Ltda. ("Retiro Novo") and Mineração Guariba Ltda. ("Guariba"), both wholly-owned subsidiaries of the Company;
( ) Favor ( ) Contra ( ) Abstenção	( ) Pro ( ) Against ( ) Abstain
2.7. Ratificar a nomeação da Macso Legate Auditores Independentes, empresa especializada contratada para proceder às avaliações da MSG, MSE, Retiro Novo e Guariba;	2.7. Ratify the appointment of Macso Legate Auditores Independentes, a specialized company hired to appraise the owners' equity of MSG, MSE, Retiro
( ) Favor ( ) Contra ( ) Abstenção	
2.8. Aprovar os Laudos de Avaliação, elaborados pela empresa especializada; e	

5

MSG, MSE, Retiro Novo and Guariba, 6 ( ) Favor ( ) Contra ( ) Abstenção 2.9. Aprovar as incorporações, sem aumento de capital e sem emissão de novas ações, da MSG, MSE, Retiro Novo e Guariba pela Vale; ( ) Favor ( ) Contra ( ) Abstenção Este instrumento é válido por [ ], a partir da data de sua assinatura. [Local], [Data]. [Acionista] Novo and Guariba to be transferred to Vale; ( ) Pro ( ) Against ( ) Abstain 2.8.Approve the Appraisal Report of prepared by the specialized company; ( ) Pro ( ) Against ( ) Abstain 2.9. Approve the merger, without a capital increase and without the issuance of new shares, of MSG, MSE, Retiro Novo and Guariba into Vale; ( ) Pro ( ) Against ( ) Abstain This power of attorney shall remain in effect from [ ] until [ ]. [Place], [Date]. [Shareholder]

Participation of Holders of American Depositary Shares (“ADSs”) Holders of ADSs may attend the Meetings, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meetings through its representative in Brazil, Banco Bradesco S.A. (“Bradesco”). The record date from the New York Stock Exchange to proceed with the distribution of the proxy statement and voting materials to ADR holders is March 23rd, 2020. Participation by Absentee Ballot As set forth in Articles 21-A et seq. of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meetings by completing and sending the absentee ballot (“Ballot”). The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meetings Agenda. The Ballot must: • • be accessed, to be printed and completed in advance; and be received at least seven (7) days prior to the date of the Meetings, i.e., by April 23, 2020 (inclusive). Any voting ballots received after this date will be disregarded. The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options: (i) through instructions for completion transmitted to the Company’s depository; (ii) through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository of B3 S.A. - Brasil, Bolsa, Balcão (“B3”); or (iii) through sending the Ballot directly to the Company. After the deadline for absentee voting, namely, as of April 23, 2020, the shareholders can no longer change the voting instructions sent, except at the Meetings, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matt er is put up to vote. Participation through instructions for completion transmitted to the Company’s depository This option is exclusively for shareholders holding shares deposited with Bradesco and that are not deposited in the central depository of B3: The shareholder holding shares that are not deposited in the central depository – namely, at the B3 – and who opts to exercise his or her right to absentee voting through the provider of depository services of the Company’s shares, Bradesco, shall appear at any one of Bradesco’s branches at least 7 days before the date of the Meetings, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents set forth in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems. 7

Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meetings are conducted, i.e., by April 23, 2020 (inclusive). 8

Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco shall not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual. Participation through instructions for completion transmitted to their respective custodians This option is exclusively for shareholders holding shares under custody of the central depository – i.e., at the B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians. The shareholder holding the shares deposited in the Central Depository of the B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the B3. To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right. Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meetings are conducted, i.e., by April 23, 2020 (inclusive), unless a different deadline, which must be before such date, is established by their custodians. Please note that, as established by Art. 21-S of CVM Instruction 481/2009, the Central Depository of the B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer Number) or CNPJ (Corporate Taxpayer Number). 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 13, 2020		Director of Investor Relations